                                                                  Rule 424(b)(3)
                                                      Registration No. 333-42757

PROSPECTUS
                                     LOGO
                                     First
                                    Source
                                 Bancorp, Inc.
            (PROPOSED HOLDING COMPANY FOR FIRST SAVINGS BANK, SLA)
                       14,391,900 SHARES OF COMMON STOCK

  First Source Bancorp, Inc. (the "Company"), a Delaware corporation, is offering up to 14,391,900 shares of its common stock, par value $.01 per share (the "Common Stock"), in connection with the reorganization of First Savings Bank, SLA ("First Savings" or the "Bank") and First Savings Bancshares, MHC, the mutual holding company of the Bank (the "Mutual Holding Company" or the "MHC") into the stock holding company structure pursuant to the Mutual Holding Company's and the Bank's Plan of Conversion and Agreement and Plan of Reorganization (the "Plan" or "Plan of Conversion"). In certain circumstances, the Company may increase the amount of Common Stock offered hereby to 16,550,374 shares. See Footnote 4 to the table below.
                                                  (continued on following page)

  FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY EACH PROSPECTIVE INVESTOR, SEE "RISK FACTORS" BEGINNING ON PAGE 23.

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION,  THE  OFFICE OF  THRIFT SUPERVISION,  THE  NEW JERSEY
   DEPARTMENT  OF  BANKING,  OR  ANY  OTHER FEDERAL  AGENCY  OR  ANY  STATE
    SECURITIES COMMISSION, NOR HAS SUCH COMMISSION, OFFICE OR OTHER AGENCY
     OR  ANY STATE  SECURITIES  COMMISSION PASSED  UPON  THE ACCURACY  OR
      ADEQUACY OF  THIS PROSPECTUS.  ANY REPRESENTATION TO  THE CONTRARY
       IS A CRIMINAL OFFENSE.

  THE SHARES  OF COMMON  STOCK OFFERED  HEREBY ARE  NOT SAVINGS  ACCOUNTS OR
    DEPOSITS AND  ARE NOT  INSURED  OR GUARANTEED  BY THE  FEDERAL DEPOSIT
      INSURANCE  CORPORATION,  THE  BANK  INSURANCE  FUND,  THE  SAVINGS
        ASSOCIATION INSURANCE FUND OR ANY OTHER GOVERNMENT AGENCY, NOR
          ARE  THEY  INSURED  OR  GUARANTEED  BY  THE  BANK  OR  THE
            COMPANY.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                               ESTIMATED UNDERWRITING
                                                    COMMISSIONS
                                                   AND OTHER FEES        ESTIMATED
                         SUBSCRIPTION PRICE(1)    AND EXPENSES(2)     NET PROCEEDS(3)
-------------------------------------------------------------------------------------
Minimum Per Share......         $10.00                 $0.16               $9.84
-------------------------------------------------------------------------------------
Midpoint Per Share.....         $10.00                 $0.15               $9.85
-------------------------------------------------------------------------------------
Maximum Per Share......         $10.00                 $0.15               $9.85
-------------------------------------------------------------------------------------
Total Minimum(1).......      $106,375,420            $1,719,000        $104,656,420
-------------------------------------------------------------------------------------
Total Midpoint(1)......      $125,145,270            $1,917,000        $123,228,270
-------------------------------------------------------------------------------------
Total Maximum(1).......      $143,919,000            $2,116,000        $141,803,000
-------------------------------------------------------------------------------------
Total Maximum, as
 adjusted(4)...........      $165,503,740            $2,344,000        $163,159,740

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) Based upon the minimum, midpoint and maximum of the valuation price range, which was determined in accordance with an independent appraisal prepared by FinPro, Inc. ("FinPro") dated December 18, 1997. Does not include shares of Common Stock issued to Public Stockholders in the Exchange (as both are hereinafter defined). See "The Conversion and Reorganization-- Stock Pricing and Exchange Ratio" and "--Number of Shares to be Issued."
(2) Consists of the estimated costs to the Bank and the Company arising from the Conversion and Reorganization, including estimated fixed expenses of $600,000 and marketing fees to be paid to Sandler O'Neill & Partners, L.P. ("Sandler O'Neill") estimated to be $1.1 million and $1.5 million at the minimum and the maximum of the Estimated Price Range (as defined herein), respectively. See "The Conversion and Reorganization--Marketing and Underwriting Arrangements." See "Pro Forma Data" for the assumptions used to arrive at these estimates. The actual fees and expenses may vary from the estimates.
(3) Actual net proceeds may vary substantially from estimated amounts depending on the number of shares sold in each of the offerings and other factors. Includes the purchase of shares of Common Stock by the First Savings Bank, SLA Employee Stock Ownership Plan and related trust (the "ESOP"), which will be funded by a loan to the ESOP from the Company or a third party and which will be deducted from the Company's stockholders' equity. See "Use of Proceeds" and "Pro Forma Data."
(4) As adjusted to reflect the sale of up to an additional 15% of the Common Stock which may be offered at the $10 per share price ("Purchase Price"), without resolicitation of subscribers or any right of cancellation, due to regulatory considerations or changes in market or general financial and economic conditions. See "Pro Forma Data" and "The Conversion and Reorganization--Stock Pricing and Exchange Ratio." For a discussion of the distribution and allocation of the additional shares, if any, see "The Conversion and Reorganization--Subscription Offering and Subscription Rights," "--Community Offering" and "--Limitations on Conversion Stock Purchases."

                                --------------

                       Sandler O'Neill & Partners, L.P.

                                --------------

               The date of this Prospectus is February 11, 1998.

  Pursuant to the Plan adopted by the Bank and the Mutual Holding Company, the Bank will become a subsidiary of the Company upon consummation of the transactions described herein (collectively, with the Offerings (defined below), the "Conversion and Reorganization"). As a result of the Conversion and Reorganization, the Company will undertake an exchange of shares whereby each share of common stock, par value $.01 per share, of the Bank ("Bank Common Stock") held by the Mutual Holding Company will be cancelled and each share of Bank Common Stock held by the Bank's public stockholders (the "Public Bank Shares") will be converted into shares of the Company's Common Stock ("Exchange Shares") pursuant to a ratio (the "Exchange Ratio") that will result in the holders of such shares (the "Public Stockholders") owning in the aggregate approximately the same percentage of the Company as they owned of the Bank, subject to certain adjustments described herein, before giving effect to (a) the payment of cash in lieu of fractional Exchange Shares, or
(b) any shares of Common Stock purchased by such stockholders in the Offerings described herein or by the Bank's ESOP in the Offerings or thereafter (the "Exchange"). As of October 31, 1997, the Mutual Holding Company held 4,134,812, or 51.6%, of the outstanding shares of Bank Common Stock and Public Stockholders held 3,881,539, or 48.4%, of the outstanding shares of the Bank's Common Stock. Based upon the number of Public Shares outstanding as of October 31, 1997, and the final Exchange Ratio, the number of Exchange Shares to be issued will range from 9,762,458 to 15,189,626 shares of Common Stock at the minimum and maximum, as adjusted, of the Estimated Price Range, respectively. The Company will not receive any proceeds from the issuance of Exchange Shares. See "The Conversion and Reorganization--Stock Pricing and Exchange Ratio."

  In addition to the Exchange, the Company will also commence an offering of shares whereby non-transferable subscription rights to subscribe for up to 14,391,900 shares (which may be increased to 16,550,374 shares under certain circumstances described below) of Common Stock (the "Conversion Stock") have been granted, in order of priority, to each of the Bank's Eligible Account Holders, to the ESOP, to each of the Bank's Supplemental Eligible Account Holders, and to Other Members (each as defined herein) in a subscription offering (the "Subscription Offering"). SUBSCRIPTION RIGHTS ARE NONTRANSFERABLE. PERSONS FOUND TO BE TRANSFERRING SUBSCRIPTION RIGHTS WILL BE SUBJECT TO THE FORFEITURE OF SUCH RIGHTS AND POSSIBLE FURTHER SANCTIONS AND PENALTIES IMPOSED BY THE OFFICE OF THRIFT SUPERVISION ("OTS"). Concurrently, and subject to the prior rights of holders of subscription rights, the Company is offering the shares of Conversion Stock not subscribed for in the Subscription Offering for sale in a community offering to certain members of the general public, with a first preference given to holders of the Public Bank Shares (the "Community Offering") (the Subscription Offering and Community Offering are referred to collectively as the "Subscription and Community Offerings"). Shares not subscribed for in the Subscription and Community Offerings will be offered to members of the general public in a syndicated community offering (the "Syndicated Community Offering"). The Subscription and Community Offerings and the Syndicated Community Offering are referred to collectively as the "Offerings".

  Except for the ESOP, no Eligible Account Holder, Supplemental Eligible Account Holder or Other Member may, in their respective capacities as such, purchase in the Subscription Offering more than $750,000 of Conversion Stock offered for sale in the Conversion and Reorganization; no person, together with associates of or persons acting in concert with such person, may purchase in the Community Offering and the Syndicated Community Offering more than $750,000 of Conversion Stock offered for sale in the Conversion and Reorganization; and no person, together with associates of or persons acting in concert with such person, may purchase in the aggregate more than the number of shares of Conversion Stock that when combined with Exchange Shares received by such person would exceed the overall maximum purchase limitation of 2.1% of the total number of shares of Conversion Stock offered for sale in the Conversion and Reorganization exclusive of any shares issued pursuant to an increase in the Estimated Price Range of up to 15%; provided, however, that such purchase limitations and the amount that may be subscribed for may be increased or decreased at the discretion of the Company, the Mutual Holding Company and the Bank (the "Primary Parties"), subject to such approvals as may be required by the OTS. See "The Conversion and Reorganization--Subscription Offering and Subscription Rights," "--Community Offering" and "--Limitations on Conversion Stock Purchases." The minimum purchase is 25 shares.

  THE SUBSCRIPTION AND COMMUNITY OFFERINGS WILL TERMINATE AT 12:00 NOON, EASTERN TIME, ON MARCH 30, 1998 (THE "EXPIRATION DATE"), UNLESS EXTENDED BY THE PRIMARY PARTIES, WITH APPROVAL OF THE

OTS, IF NECESSARY. Orders submitted are irrevocable until the completion of the Conversion and Reorganization; provided that, if the Conversion and Reorganization is not completed within 45 days after the close of the Subscription and Community Offerings, unless such period has been extended with the consent of the OTS, if necessary, all subscribers will have their funds returned promptly with interest, and all withdrawal authorizations will be canceled. Such extensions may not go beyond April 2, 2000. See "The Conversion and Reorganization--Subscription Offering and Subscription Rights" and "--Procedure for Purchasing Shares in Subscription and Community Offerings."

  The Company will have its Common Stock traded on the Nasdaq National Market under the symbol "FSLA" upon completion of the Conversion and Reorganization. The Bank's Common Stock currently trades on the Nasdaq National Market under the symbol "FSLA." See "Market for the Common Stock."

  This Prospectus contains forward-looking statements which reflect the Primary Parties' views regarding future events and financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of risks and uncertainties including, but not limited to, those found in the Risk Factors section. The words "believe," "expect," and "anticipate" and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this Prospectus. The Primary Parties undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise unless such update is deemed material. The "Risk Factors" discussion begins on page 23 of this Prospectus.

                                      LOGO
                               [MAP APPEARS HERE]

                                    SUMMARY

  This summary is qualified in its entirety by the more detailed information and Consolidated Financial Statements of the Bank and Notes thereto appearing elsewhere in this Prospectus.

FIRST SOURCE BANCORP, INC.

  First Source Bancorp, Inc. is a Delaware corporation recently organized by the Bank for the purpose of holding all of the capital stock of the Bank and facilitating the Conversion and Reorganization. Immediately following the Conversion and Reorganization, the only significant assets of the Company will be the capital stock of the Bank, two loans to the ESOP and the net proceeds of the Offerings retained by the Company. The Company will transfer to the Bank 50% of the net proceeds from the Offerings and will retain the remaining net proceeds. Funds retained by the Company will be used for general business activities, including a loan to the ESOP to enable the ESOP to purchase up to 8% of the aggregate of the Conversion Stock issued, as well as the refinancing of the existing loan to the ESOP. On an interim basis, the net proceeds are expected to be deposited by the Company into a deposit account at the Bank. See "Use of Proceeds." The business of the Company will initially consist of the business of the Bank. See "Business of the Bank" and "Regulation--Holding Company Regulation."

  The Company's executive offices are located at the administrative office of the Bank at 1000 Woodbridge Center Drive, Woodbridge, New Jersey 07095. The Company's telephone number is (732) 726-9700.

FIRST SAVINGS BANK, SLA

  First Savings is a New Jersey-chartered capital stock savings and loan association headquartered in Woodbridge, New Jersey. First Savings has operated in its present market area since 1901. Until 1992, the Bank operated in the mutual form of organization. In July 1992, First Savings reorganized to become a federally-chartered mutual holding company, First Savings Bancshares, MHC, and simultaneously formed the Bank as a majority-owned subsidiary of the Company ("1992 MHC Reorganization"). The Mutual Holding Company transferred substantially all of its assets (except $1.0 million in cash) and all its liabilities to the newly organized Bank in exchange for 1,660,000 shares of the Bank's common stock. Concurrently with the 1992 MHC Reorganization, the Bank sold one million shares of its common stock to the general public at $10 per share, resulting in net proceeds of $9.2 million. Upon completion of the 1992 MHC Reorganization, 62.4% of the Bank's Common Stock outstanding was held by the Mutual Holding Company. Subsequently, the Bank completed a Secondary Stock Offering of 600,000 shares of common stock at $13.00 per share on July 11, 1995 ("1995 Secondary Offering"), which resulted in a decrease in the Mutual Holding Company's ownership interest from 62.4% to 52.5%. By October 31, 1997, the Mutual Holding Company's ownership interest had decreased to 51.6% due to the exercise of stock options by Public Stockholders.

  First Savings' deposits are insured by the Federal Deposit Insurance Corporation ("FDIC") under the Savings Association Insurance Fund ("SAIF"). The Bank has been a member of the Federal Home Loan Bank System ("FHLB") System since 1945. At September 30, 1997, the Bank had total assets of $1.0 billion, total deposits of $809.4 million and stockholders' equity of $99.2 million. The Mutual Holding Company's assets at September 30, 1997 consisted of $491,000 in cash and certificates of deposit, a loan to the Bank's ESOP of $571,000, and a 51.6% interest in the Bank's outstanding common stock.

  The Bank is a community-oriented institution that offers traditional deposit and loan products. It operates 17 full service offices in its market area of Middlesex, Monmouth and Union Counties in New Jersey. Based on an evaluation of its retail operations, the Bank has entered into an agreement to sell its Eatontown branch with deposits totaling $28.2 million at September 30, 1997 for approximately $1.2 million. The Bank's principal business has been, and continues to be, attracting retail deposits from the general public and investing those deposits, together with funds generated from operations and borrowings, primarily in single-family residential mortgage loans, real estate construction loans, commercial real estate loans and home equity loans and lines of credit. The Bank also invests in U.S. Government and federal agency securities and other marketable securities. The Bank's revenues are derived principally from interest on its mortgage loan and mortgage-backed securities portfolios, and interest and dividends on its investment securities. The Bank's total loan portfolio amounted to $573.0 million at September 30, 1997, which represented 54.3% of total assets. Single-family mortgage loans accounted for 78.1% of total loans, while home equity loans and lines of credit equalled 7.3% of total loans. In addition, the Bank had investments in mortgage-backed securities, including those available for sale, totaling $350.5 million, or 33.6% of total assets, at September 30, 1997.

THE CONVERSION AND REORGANIZATION

  On October 24, 1997, the Boards of Directors of the Bank and the Mutual Holding Company adopted the Plan, which was subsequently amended on December 16, 1997, January 28, 1998 and February 9, 1998. In December 1997, the Company was incorporated under Delaware law. Subsequent to its incorporation, the Company became a first-tier wholly owned subsidiary of the Bank. Pursuant to the Plan, through a series of steps, the Mutual Holding Company will cease to exist and the Bank will become a wholly owned subsidiary of the Company. In the Exchange, the outstanding Public Bank Shares will be converted into shares of the Company's Common Stock pursuant to the Exchange Ratio. This will result in the holders of Public Bank Shares owning in the aggregate approximately the same percentage of the Common Stock to be outstanding upon completion of the Conversion and Reorganization as the percentage of Bank Common Stock owned by them in the aggregate immediately prior to consummation of the Conversion and Reorganization, subject to certain adjustments described in "--Effects of the Exchange on Public Stockholders" and "The Conversion and Reorganization--Stock Pricing and Exchange Ratio," but before giving effect to (a) the payment of cash in lieu of issuing fractional Exchange Shares, or (b) any shares of Conversion Stock purchased by the Bank's Stockholders or by the ESOP in the Offerings or thereafter.

  In addition to shares of Common Stock to be issued pursuant to the Exchange, the Company is offering shares of Conversion Stock in the Offerings as part of the Conversion and Reorganization. See "--The Offerings" below and "The Conversion and Reorganization." The following diagrams reflect: (i) the current organizational structure of the parties' ownership interests; (ii) the intermediate structure of the parties following commencement of the Conversion and Reorganization; and (iii) the resulting structure upon consummation of the transaction:

  (i) FIRST SAVINGS BANCSHARES,                HOLDERS OF PUBLIC BANK
                 MHC                                   SHARES


                       51.6%                               48.4%

                            FIRST SAVINGS BANK, SLA


  (ii)FIRST SAVINGS BANCSHARES,                HOLDERS OF PUBLIC BANK
                 MHC                                   SHARES


                       51.6%                               48.4%

                            FIRST SAVINGS BANK, SLA

                                         100%

                           FIRST SOURCE BANCORP, INC.

                                         100%

                        FIRST INTERIM SAVINGS BANK, FSB


  (iii)PURCHASERS OF CONVERSION                HOLDERS OF PUBLIC BANK
                STOCK                                  SHARES


                       52.1%                               47.9%

                           FIRST SOURCE BANCORP, INC.

                                         100%

                            FIRST SAVINGS BANK, SLA


  Pursuant to OTS regulations, consummation of the Conversion and Reorganization is conditioned upon the approval of the Plan by the OTS, as well as (1) the approval of the holders of at least a majority of the total number of votes eligible to be cast by the members of the Mutual Holding Company ("Members") as of the close of business on February 4, 1998 (the "Members' Voting Record Date") at a special meeting of Members called for the purpose of submitting the Plan for approval (the "Members' Meeting"), and (2) the approval of the holders of at least two-thirds of the shares of the outstanding Bank Common Stock held by the stockholders, as of February 18, 1998, (the "Stockholders' Voting Record Date") at a special meeting of stockholders called for the purpose of considering the Plan (the "Stockholders' Meeting"). In addition, in accordance with current OTS policy, the Plan must be approved by a majority of the votes cast in person or by proxy by the holders of the Public Bank Shares at the Stockholders' Meeting. The Mutual Holding Company intends to vote its shares of Bank Common Stock, which amounts to 51.6% of the outstanding shares, in favor of the Plan at the Stockholders' Meeting. Officers and directors of the Bank, who owned in the aggregate 9.3% of the Bank's Common Stock as of November 30, 1997, also intend to vote in favor of the Plan.

PURPOSES OF THE CONVERSION AND REORGANIZATION

  The Boards of Directors of the Bank and the Mutual Holding Company believe that the Conversion and Reorganization is in the best interests of their respective stockholders and Members. A principal purpose of the Conversion and Reorganization is to structure the Mutual Holding Company and the Bank in a form used by most other holding companies of savings institutions and commercial banks and most other business entities. The Conversion and Reorganization will also support future expansion of operations of the Bank, as well as possible diversification into other banking-related businesses. Although there are no current arrangements, understandings or agreements regarding such opportunities, the Company will be in a position after the Conversion and Reorganization, subject to regulatory limitations and the Company's financial position, to take advantage of any additional opportunities for such expansion that may arise.

  In addition, the Mutual Holding Company and the Bank considered various regulatory uncertainties associated with the mutual holding company structure, including the ability to waive dividends from the Bank in the future, and the tax limitation on the Bank to repurchase its Common Stock, as well as the general uncertainty regarding a possible elimination of the thrift charter. See "Use of Proceeds" and "Dividend Policy." The Offerings will also result in more shares of stock outstanding, which should create a more active and liquid market for the Common Stock than currently exists for the Bank Common Stock, although there can be no assurances that this will be the case. See "Market for the Common Stock."

  In light of the foregoing, the Boards of Directors of the Bank and the Mutual Holding Company believe that the Conversion and Reorganization is in the best interests of such companies and their respective stockholders and Members. See "The Conversion and Reorganization."

EFFECTS OF THE EXCHANGE ON PUBLIC STOCKHOLDERS

  Stock Pricing and Number of Shares to be Issued in the Exchange. FinPro, Inc., an independent appraiser, has advised the Primary Parties that in its opinion, dated December 18, 1997, the estimated aggregate pro forma market value of the Bank and the Mutual Holding Company was $240.0 million (the "Appraisal"). In accordance with OTS requirements, the Appraisal was multiplied by an Exchange Ratio which was determined on the basis of the Mutual Holding Company's ownership interest in the Bank's common stock, increased by $1.1 million to reflect a portion of the previously waived dividends of $7.2 million. Such adjustment was required by the OTS despite prior OTS policy which permitted the Mutual Holding Company to waive dividends paid by the Bank without impacting any future exchange ratio established in a conversion and reorganization of the Mutual Holding Company. Due to the change in OTS policy, the Exchange Ratio was reduced from 2.9925 to 2.9590 at the midpoint of the Estimated Price Range. After giving effect to the adjustment for waived dividends, but before giving effect to the payment of cash in lieu of issuing fractional Exchange Shares and any shares of Conversion Stock purchased by Public Stockholders in the Offerings or by the ESOP thereafter, the Exchange Ratio will result in the Public Stockholders holding approximately 47.9% of the outstanding shares of the Company's Common Stock, as compared to the current ownership interest in the Bank's common stock of 48.4%.

  The following table sets forth the effects of the Conversion and Reorganization on Public Stockholders, assuming that at the minimum, midpoint, maximum and 15% above the maximum of the Estimated Price Range, as defined herein, one Public Bank Share will be exchanged for 2.5151, 2.9590, 3.4028 and
3.9133 shares of Company Common Stock. See "Pro Forma Data."

                                            PRO FORMA AT OR FOR THE NINE MONTHS ENDED
                                                       SEPTEMBER 30, 1997
                                               BASED UPON SALE AT $10.00 PER SHARE
                                       ---------------------------------------------------
                          HISTORICAL                                           16,550,374
                         AT OR FOR THE  10,637,542   12,514,527   14,391,900     SHARES
                          NINE MONTHS     SHARES       SHARES       SHARES     (15% ABOVE
                             ENDED     (MINIMUM OF  (MIDPOINT OF (MAXIMUM OF   MAXIMUM OF
                         SEPTEMBER 30,  ESTIMATED    ESTIMATED    ESTIMATED    ESTIMATED
                             1997      PRICE RANGE) PRICE RANGE) PRICE RANGE) PRICE RANGE)
                         ------------- ------------ ------------ ------------ ------------
Book value per share:
  Tangible book value
   per share............    $11.26        $8.97        $8.30        $7.81        $7.39
  Tangible book value of
   Exchange
   Shares(1)(2).........       N/A        22.56        24.56        26.58        28.92
  Total book value per
   share................     12.39         9.41         8.68         8.14         7.67
  Total book value of
   Exchange Shares(1)...       N/A        23.67        25.68        27.70        30.02
Earnings:
  Earnings per share....      0.86         0.44         0.39         0.35         0.31
  Earnings on Exchange
   Shares(1)............       N/A         1.11         1.15         1.19         1.21
Dividend(3):
  Dividends per share,
   as adjusted
   (annualized).........      0.34         0.12         0.12         0.12         0.12
  Dividends on Exchange
   Shares(1)............       N/A         0.31         0.36         0.41         0.47

--------
(1) Based on 2.5151, 2.9590, 3.4028 and 3.9133 shares of Company Common Stock being exchanged for one Public Bank Share at the minimum, midpoint, maximum and maximum, as adjusted, of the Estimated Price Range.
(2) Represents a pro forma increase of 151.5%, 195.9%, 240.3% and 291.3% on an exchange basis at the minimum, midpoint, maximum and maximum, as adjusted, of the Estimated Price Range.
(3) Dividends have been adjusted to reflect a 10% stock dividend paid on October 30, 1997. Pro forma dividends reflect the Company's intention to pay a quarterly dividend of $0.03 per share. No assurance can be given that dividends will be paid or that dividends will not be reduced or eliminated in future periods. See "Dividend Policy."

  Effect of the Exchange on Stockholders' Equity Per Share. The Conversion and Reorganization is expected to significantly increase the stockholders' equity of the Public Stockholders. At September 30, 1997, stockholders' equity per share was $12.39 for each share of Bank Common Stock outstanding. Based on the pro forma information set forth in "Pro Forma Data" assuming the sale of 12,514,527 shares at the midpoint of the Estimated Price Range at September 30, 1997, the pro forma stockholders' equity for the aggregate number of Exchange Shares to be received for each Public Bank Share was $25.68 per share. This represents a pro forma increase of 107.3% from stockholders' equity at September 30, 1997.

  Effect of the Exchange on Earnings Per Share. The Conversion and Reorganization will also affect Public Stockholders' pro forma earnings per share. For the nine months ended September 30, 1997, the Bank's basic earnings per share was $0.86. Based on the information set forth in "Pro Forma Data" assuming the sale of 12,514,527 shares of Common Stock at the midpoint of the Estimated Price Range, the pro forma earnings per share of Common Stock was $0.39, and the pro forma earnings for the aggregate number of Exchange Shares to be received for each Public Bank Share was $1.15. On a pro forma basis, this represents a 33.7% increase from historical earnings per share for the nine months ended September 30, 1997.

  THE MARKET PRICE OF THE EXCHANGE SHARES TO BE RECEIVED FOR EACH PUBLIC BANK SHARE MAY BE LESS THAN THE MARKET PRICE OF THE PUBLIC BANK SHARES AT THE TIME OF THE EXCHANGE, BASED ON THE FINAL EXCHANGE RATIO AND THE MARKET PRICE AT THE TIME OF THE EXCHANGE. AT THE MINIMUM, MIDPOINT AND MAXIMUM OF THE ESTIMATED PRICE RANGE, ONE PUBLIC BANK SHARE WILL BE EXCHANGED FOR 2.5151, 2.9590, 3.4028 AND 3.9133 SHARES OF COMMON STOCK, RESPECTIVELY (WHICH HAVE A CALCULATED EQUIVALENT VALUE OF $25.15, $29.59, $34.03, AND $39.13 BASED ON THE $10.00
PURCHASE PRICE OF A SHARE OF COMMON STOCK IN THE OFFERINGS AND THE AFOREMENTIONED EXCHANGE RATIOS). AS OF FEBRUARY 11, 1998, THE DATE OF THIS PROSPECTUS, THE AVERAGE PRICE PAID FOR BANK COMMON STOCK WAS $42.00 PER SHARE. FURTHER, THERE CAN BE NO ASSURANCE AS TO THE ACTUAL MARKET VALUE OF A SHARE OF COMMON STOCK AFTER THE CONVERSION AND REORGANIZATION OR THAT SUCH SHARES COULD BE SOLD AT OR ABOVE THE $10.00 PURCHASE PRICE. PUBLIC STOCKHOLDERS WILL BE PAID CASH IN LIEU OF ISSUING FRACTIONAL EXCHANGE SHARES. SEE "--STOCK PRICING AND NUMBER OF SHARES TO BE ISSUED IN THE CONVERSION AND REORGANIZATION" AND "RISK FACTORS--ESTIMATED PRICE RANGE BELOW MARKET PRICE."

  Under New Jersey law, stockholders of the Bank will not have dissenters' rights or appraisal rights in connection with the Conversion and Reorganization. See "The Conversion and Reorganization--Effects of the Conversion and Reorganization--Effect on Public Bank Shares."

THE OFFERINGS

  Pursuant to the Plan and in connection with the Conversion and Reorganization, the Company is offering up to 14,391,900 shares of Conversion Stock in the Offerings in addition to the shares being issued in the Exchange. Conversion Stock will be offered in the Subscription and Community Offerings and, to the extent shares are available, in the Syndicated Community Offering. Conversion Stock offered in the Subscription Offering will be offered in the following order of priority: (1) holders of savings accounts in the Bank totaling $50 or more on December 31, 1995 ("Eligible Account Holders"); (2) the ESOP; (3) holders of savings accounts in the Bank totaling $50 or more on December 31, 1997 ("Supplemental Eligible Account Holders"); and (4) other members of the MHC, consisting of depositors of the Bank as of February 4, 1998, the Members' Voting Record Date for the special meeting of members to vote on the Conversion, and borrowers with loans outstanding as of July 10, 1992, which continue to be outstanding as of the Members' Voting Record Date, other than those members who otherwise qualify as Eligible Account Holders or Supplemental Eligible Account Holders ("Other Members"). Subject to the prior rights of holders of subscription rights, Conversion Stock not subscribed for in the Subscription Offering is being concurrently offered in the Community Offering to certain members of the general public, with a preference given to the Public Stockholders. The Primary Parties reserve the absolute right to reject or accept any orders in the Community Offering, in whole or in part, either at the time of receipt of an order or as soon as practicable following the Expiration Date.

  All shares of Conversion Stock not purchased in the Subscription and Community Offerings, if any, will be offered for sale to the general public in a Syndicated Community Offering through a syndicate of registered broker-dealers to be formed and managed by Sandler O'Neill acting as agent of the Company to assist the Company and the Bank in the sale of the Conversion Stock. The Primary Parties reserve the absolute right to reject orders, in whole or part, in their sole discretion, in the Syndicated Community Offering.

  Prospectus Delivery and Procedure for Purchasing Shares. To ensure that each purchaser in the Offerings receives a prospectus at least 48 hours prior to the Expiration Date in accordance with Rule 15c2-8 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), no prospectus will be mailed any later than five days prior to the Expiration Date or hand delivered any later than two days prior to such date. Stock order forms will only be distributed with a prospectus. The Bank is not obligated to accept for processing orders not submitted on original stock order forms. Stock order forms unaccompanied by an executed certification form will not be accepted. Payment by check, money order, bank draft, cash or debit authorization to an existing account at the Bank must accompany the stock order and certification forms. No wire transfers will be accepted. The Bank is prohibited from lending funds to any person or entity for the purpose of purchasing shares of Conversion Stock in the Conversion and Reorganization. See "The Conversion and Reorganization-- Procedure for Purchasing Shares in Subscription and Community Offerings."

  Restrictions on Transfer of Subscription Rights and Shares. Prior to the completion of the Offerings, no person may transfer or enter into any agreement or understanding to transfer the legal or beneficial ownership of the subscription rights issued under the Plan or the shares of Common Stock to be issued upon their exercise. Following the Offerings, there generally will be no restrictions on the transfer or sale of shares by purchasers other than affiliates of the Company and the Bank. See "Regulation--Federal Securities Laws" and "The Conversion and Reorganization--Certain Restrictions on Purchase or Transfer of Shares After Conversion."

  Purchase Limitations. The minimum purchase in the Subscription and Community Offerings is 25 shares. With the exception of the ESOP, no Eligible Account Holder, Supplemental Eligible Account Holder or Other Member, in their capacity as such, may subscribe in the Subscription Offering for more than $750,000 of Conversion Stock offered; no person, together with associates of or persons acting in concert with such person, may purchase in the Community Offering and the Syndicated Community Offering in the aggregate more than $750,000 of Conversion Stock offered; and no person, together with associates of or persons acting in concert with such person, may purchase in the Offerings the number of shares of Conversion Stock that, when combined with any Exchange Shares received by such person, aggregates to more than the overall maximum purchase limitation of 2.1% of the total number of shares of Conversion Stock offered in the Conversion and Reorganization, exclusive of any shares issued pursuant to an increase in the Estimated Price Range of up to 15%. See "Risk Factors-- Effect of Purchase Limitations on Ability of Public Stockholders to Purchase Conversion Shares."

  At any time during the Offerings, and without further approval by the Mutual Holding Company's Members or the Bank's Public Stockholders, the Primary Parties may, subject to any other necessary approvals as may be required, decrease the overall maximum purchase limitation to 1% of the number of shares of Conversion Stock to be issued in the Subscription and Community Offerings, when aggregated with any Exchange Shares, and/or may decrease the amount that may be subscribed for in the Subscription and Community Offerings. Additionally, at any time during the Conversion and Reorganization and without further approval by the Mutual Holding Company's Members or the Bank's Public Stockholders, the Primary Parties may, subject to any other necessary approvals, increase the overall maximum purchase limitation and/or increase the amount that may be subscribed for in the Subscription and Community Offerings, up to 5% of the Conversion Stock to be offered in the Offerings. Prior to consummation of the Conversion and Reorganization, if the maximum purchase limitation is increased, subscribers for the maximum amount will be, and certain other large subscribers in the sole discretion of the Primary Parties may be, given the opportunity to increase their subscriptions up to the then applicable limit.

  PURSUANT TO OTS POLICY, BECAUSE THE OVERALL MAXIMUM PURCHASE LIMITATION CONTAINED IN THE PLAN OF CONVERSION INCLUDES EXCHANGE SHARES TO BE ISSUED TO PUBLIC STOCKHOLDERS FOR THEIR PUBLIC BANK SHARES, CERTAIN HOLDERS OF PUBLIC BANK SHARES MAY BE LIMITED IN THEIR ABILITY TO SUBSCRIBE FOR CONVERSION STOCK IN THE OFFERINGS. Further, due to OTS policy, the purchase limitations were set at a level that will preclude certain officers and directors of the Bank from purchasing any Common Stock in the Offerings. In the event of an increase in the Estimated Price Range, the additional shares will be distributed and allocated to fill unfilled orders in the Subscription and Community Offerings, with priority given to the ESOP, without any resolicitation of subscribers, as described in "The Conversion and Reorganization--Subscription Offering and Subscription Rights," "--Community Offering" and "--Limitations on Conversion Stock Purchases." See also "Risk Factors--Effect of Purchase Limitations on Ability of Public Stockholders to Purchase Conversion Shares."

  Stock Pricing and Number of Shares to be Issued in the Offerings. Federal regulations require that the aggregate purchase price of the Conversion Stock to be offered in the Conversion and Reorganization be consistent with an independent appraisal of the estimated pro forma market value of the Common Stock of the Company. FinPro, an independent appraiser, has advised the Primary Parties that in its opinion, dated December 18, 1997, the estimated aggregate pro forma market value of the Common Stock of the Company was $240.0 million (the "Appraisal"). The Appraisal was multiplied by the Mutual Holding Company's ownership interest in the Bank's common stock, increased by $1.1 million to reflect a portion of the previously waived dividends of $7.2 million. Specifically, the Appraisal was multiplied by 52.1% to determine the midpoint of the price range, which was $125.1 million. In accordance with OTS regulations, the minimum and maximum of the offering range were set at 15% below and above the midpoint, respectively, resulting in an offering range of $106.4 million to $143.9 million (the "Estimated Price Range"). The full text of the appraisal report of FinPro describes the procedures followed, the assumptions made, limitations on the review undertaken and matters considered, which included the trading market for the Bank Common Stock (see "Market for the Common Stock") but was not solely dependent thereon.

  Based on the $39.25 and $43.00 closing prices of the Bank Common Stock on October 23, 1997, the day preceding the Bank's announcement of the Conversion and the Reorganization and February 11, 1998, the date of this Prospectus, respectively, the estimated market value of all outstanding shares of Bank Common Stock (including shares held by the Mutual Holding Company) was $314.6 million and $344.7 million, respectively. The disparity between the estimated pro forma market value of the Company's Common Stock and the recent estimated market value of the Bank Common Stock is primarily the result of investor speculation as to the value of the stock, overall market movements, comparable and other market multiples, the economy, the level of interest rates, the Bank's earnings growth potential, and numerous other factors that affect the value of all stocks generally. For further information, see "The Conversion and Reorganization--Stock Pricing and Exchange Ratio." THE APPRAISAL OF THE COMMON STOCK IS NOT INTENDED AND SHOULD NOT BE CONSTRUED AS A RECOMMENDATION OF ANY KIND AS TO THE ADVISABILITY OF PURCHASING SUCH STOCK NOR CAN ANY ASSURANCE BE GIVEN THAT PURCHASERS OF THE COMMON STOCK IN THE OFFERINGS WILL BE ABLE TO SELL SUCH SHARES AFTER THE COMPLETION OF THE CONVERSION AND REORGANIZATION AT OR ABOVE THE PURCHASE PRICE.

  All shares of Conversion Stock issued in the Offerings will be sold at the Purchase Price of $10.00 per share, as determined by the Primary Parties. The actual number of shares to be issued in the Offerings will be determined by the Primary Parties based upon the final updated estimate of the aggregate pro forma market value of the Common Stock of the Company, giving effect to the Conversion and Reorganization, at the completion of the Offerings. The maximum of the Estimated Price Range may be increased by up to 15% and the number of shares of Conversion Stock to be issued in the Conversion and Reorganization may be increased to 16,550,374 shares due to regulatory considerations or changes in market or general financial and economic conditions. No resolicitation of subscribers will be made and subscribers will not be permitted to modify or cancel their subscriptions unless the gross proceeds from the sale of the Conversion Stock are less than the minimum or more than 15% above the maximum of the current Estimated Price Range. Any increase or decrease in the number of shares of Conversion Stock will result in a corresponding change in the number of Exchange Shares, so that upon consummation of the Conversion and Reorganization, the Conversion Stock and the Exchange Shares will represent approximately 52.1% and 47.9%, respectively, of the Company's total outstanding shares. See "Risk Factors--Possible Increase in Estimated Price Range and Number of Shares Issued," "Pro Forma Data," and "The Conversion and Reorganization--Stock Pricing and Exchange Ratio" and "--Number of Shares to be Issued."

  Based on the 3,881,539 Public Bank Shares outstanding at October 31, 1997, and assuming a minimum of 10,637,542 and a maximum of 14,391,900 shares of Conversion Stock are issued in the Offerings, the Exchange Ratio is expected to range from 2.5151 Exchange Shares to 3.4028 Exchange Shares for each Public Bank Share outstanding immediately prior to the consummation of the Conversion and Reorganization. The Exchange Ratio will be affected if any stock options to purchase shares of Bank Common Stock are exercised after October 31, 1997 and prior to consummation of the Conversion and Reorganization. If any of such stock options are outstanding immediately prior to consummation of the Conversion and Reorganization, they will be converted into options to purchase shares of Common Stock, with the number of shares subject to the option and the exercise price per share to be adjusted based upon the Exchange Ratio so that the aggregate exercise price remains unchanged, and with the duration of the option remaining unchanged. At October 31, 1997, there were options exercisable to purchase 77,201 shares of Bank Common Stock outstanding, which have a weighted average exercise price of $4.32 per share. Another 65,340 options had been awarded, but were not exercisable at October 31, 1997. The weighted average exercise price of these options was $14.35. The Bank has no plans to grant additional stock options prior to the consummation of the Conversion and Reorganization.

  The following table sets forth, based upon the minimum, midpoint, maximum and 15% above the maximum of the Estimated Price Range: (i) the total number of shares of Conversion Stock and Exchange Shares to be issued in the Conversion and Reorganization, (ii) the percentage of the total Common Stock represented by the Conversion Stock and the Exchange Shares, and (iii) the Exchange Ratio. The table does not give effect to cash paid in lieu of issuing fractional Exchange Shares.

                          CONVERSION STOCK   EXCHANGE SHARES    TOTAL SHARES
                          TO BE OFFERED(1)  TO BE ISSUED(1)(2)   OF COMMON
                         ------------------ ------------------  STOCK TO BE   EXCHANGE
                           AMOUNT   PERCENT   AMOUNT   PERCENT OUTSTANDING(1) RATIO(1)
                         ---------- ------- ---------- ------- -------------- --------
Minimum................. 10,637,542  52.1%   9,762,458  47.9%    20,400,000    2.5151
Midpoint................ 12,514,527  52.1   11,485,473  47.9     24,000,000    2.9590
Maximum................. 14,391,900  52.1   13,208,100  47.9     27,600,000    3.4028
15% above maximum....... 16,550,374  52.1   15,189,626  47.9     31,740,000    3.9133

--------
(1) Assumes that outstanding options to purchase 142,541 shares of Bank Common Stock at October 31, 1997 are not exercised prior to consummation of the Conversion and Reorganization.
(2) Based upon 3,881,539 Public Bank Shares outstanding as of October 31, 1997. Does not reflect unexercised options.

  The final Exchange Ratio will be determined based upon the number of shares issued in the Offerings in order to obtain a 47.9% ownership interest in the Bank by Public Stockholders at October 31, 1997, which reflects an adjustment required by the OTS. See "The Conversion and Reorganization--Stock Pricing and Exchange Ratio." The final Exchange Ratio will not be based solely upon the market value of the Public Bank Shares. At the minimum, midpoint and maximum of the Estimated Price Range, one Public Bank Share will be exchanged for 2.5151, 2.9590, 3.4028, and 3.9133 shares of Common Stock, respectively (which have a calculated equivalent value of $25.15, $29.59, $34.03, and $39.13 based on the $10.00 Purchase Price of a share of Common Stock in the Offerings and the aforementioned Exchange Ratios). THE VALUE OF THE EXCHANGE SHARES TO BE RECEIVED FOR EACH PUBLIC BANK SHARE MAY BE LESS THAN THE MARKET PRICE OF THE PUBLIC BANK SHARES AT THE TIME OF THE EXCHANGE, BASED ON THE FINAL EXCHANGE RATIO AND THE MARKET PRICE AT THE TIME OF THE EXCHANGE. For a discussion of the high and low trading prices of the Bank's Common Stock over the last three years, see "Market for the Common Stock." As of February 11, 1998, the date of this Prospectus, the average price paid for Bank Common Stock was $42.00 per share. Further, there can be no assurance as to the actual market value of a share of Common Stock after the Conversion and Reorganization or that such shares could be sold at or above the $10.00 Purchase Price. Public Stockholders will be paid cash in lieu of issuing fractional Exchange Shares.

USE OF PROCEEDS

  Net proceeds from the sale of the Conversion Stock are estimated to be between $104.7 million and $141.8 million (or $163.2 million if the Estimated Price Range is increased by 15%) depending on the number of shares sold and the expenses of the Conversion and Reorganization. See "Pro Forma Data." The Company plans to contribute to the Bank 50% of the net proceeds from the Offerings, and to retain the remaining net proceeds. Net proceeds to be retained by the Company after the contribution to the Bank are estimated to be between $52.4 million and $70.9 million (or $81.6 million if the Estimated Price Range is increased by 15%). The Company will be unable to utilize any of the net proceeds until the close of the Offerings.

  Funds retained by the Company will be used for general business activities, including a loan to the ESOP to purchase Conversion Stock in the Offerings (to the extent such loan is not funded by a third party), the refinancing of an existing loan to the ESOP and, subject to applicable limitations, the possible payment of dividends and repurchases of Common Stock. Assuming the acquisition by the ESOP of 8% of the aggregate of the number of shares of Conversion Stock to be issued in the Conversion and Reorganization, the amount of the loan to the ESOP is estimated to be between $8.5 million and $11.5 million (or $13.2 million if the Estimated Price Range is increased by 15%) to be repaid over a 15-year period at the prevailing market rate of interest. See "Management of the Bank--Benefits--Employee Stock Ownership Plan and Trust." Funds received by the Bank from the Company's purchase of its capital stock will be used for general business purposes. The Company and the Bank may also use such funds to expand operations through the acquisition or establishment of branch offices and the acquisition of smaller financial institutions or assets of other financial institutions. Neither the Bank nor the Company has any pending agreements or understandings regarding acquisitions of any specific financial institutions, branch offices or assets of other financial institutions. See "Use of Proceeds" and "Business of the Bank." To the extent that the stock-based benefit programs which the Company or Bank intend to adopt subsequent to the Conversion and Reorganization are not funded with authorized but unissued common stock of the Company, the Company or Bank may use net proceeds from the Conversion and Reorganization to fund the purchase of stock in the open market to be awarded under such stock benefit programs. See "Management of the Bank-- Benefits--Stock-Based Incentive Plan."

DIVIDENDS

  The Bank has paid cash dividends on each Public Bank Share for each quarter since reorganizing in July 1992. The Bank intends to continue to pay regular quarterly dividends through either the date of consummation of the Conversion and Reorganization (on a pro rata basis) or the end of the fiscal quarter during which the consummation of the Conversion and Reorganization occurs.

  Commencing with the first full quarter following consummation of the Conversion and Reorganization, the Board of Directors of the Company intends to pay cash dividends on the Common Stock at an initial quarterly rate of $0.03 per share, regardless of the total number of shares of Common Stock outstanding. Declarations of dividends by the Company's Board of Directors will depend upon a number of factors, however, including the amount of the net proceeds from the Offerings retained by the Company, investment opportunities available to the Company or the Bank, capital requirements, regulatory limitations, the Company's and the Bank's financial condition and results of operations, tax considerations and general economic conditions. Consequently, there can be no assurance that dividends will in fact be paid on the Common Stock or that, if paid, such dividends will not be reduced or eliminated in future periods. See "Dividend Policy" and "Market for the Common Stock."

BENEFITS OF THE CONVERSION AND REORGANIZATION TO MANAGEMENT

  Among the benefits to the Company and the Bank anticipated from the Conversion and Reorganization is the ability to attract and retain personnel through the prudent use of stock options and other stock related benefit programs. Subsequent to the Conversion and Reorganization, the Company intends to adopt one or more stock-based benefit plans to provide stock options, restricted stock awards and certain related rights to directors, officers and employees (hereinafter individually or collectively referred to as the "Stock-Based Incentive Plan"). If such Stock-Based Incentive Plan is adopted within one year after the Conversion and Reorganization, under current OTS regulations the plan will be subject to stockholders' approval at a meeting of stockholders which may not be held earlier than six months after the Conversion and Reorganization. The Company intends to adopt a plan which would provide for the granting of Common Stock to officers, directors and employees of the Bank and Company in an amount equal to 4% of the Conversion Stock issued in the Conversion and Reorganization at no cost to the recipients. The Company also intends to adopt a plan to provide the Company with the ability to grant options to officers, directors and employees of the Bank and Company to purchase Common Stock equal to 10% of the number of shares of Conversion Stock sold in the Conversion and Reorganization. For a further description of the Stock-Based Incentive Plan, see "Risk Factors--Stock Based Benefits to Management and Directors" and "Management of the Bank--Benefits--Stock-Based Incentive Plan." See also "Beneficial Ownership of Capital Stock--Subscriptions of Executive Officers and Directors," and "Restrictions on Acquisition of the Company and the Bank-- Restrictions in the Company's Certificate of Incorporation and Bylaws."

RISK FACTORS

  See "Risk Factors" for a discussion of certain factors that should be considered by prospective investors.

                       SELECTED FINANCIAL AND OTHER DATA

  The selected data presented below under the captions "Selected Consolidated Financial Data" and "Selected Operating Data" for and as of the end of each of the years in the five-year period ended December 31, 1996, are derived from the consolidated financial statements of First Savings Bank, SLA, and subsidiaries, which financial statements have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The selected data presented below for the nine month periods ended September 30, 1997 and 1996, are derived from the unaudited consolidated financial statements of First Savings Bank, SLA, and subsidiaries included elsewhere in this prospectus.

                           AT SEPTEMBER 30,                     AT DECEMBER 31,
                          -------------------    -----------------------------------------------
                           1997(1)   1996(1)       1996        1995     1994     1993     1992
                          ---------- --------    --------    -------- -------- -------- --------
                                                   (IN THOUSANDS)
SELECTED CONSOLIDATED
 FINANCIAL DATA:
Total assets............  $1,044,513 $974,771    $987,115    $945,012 $798,350 $783,846 $759,495
Loan receivable, net....     567,197  498,472     509,627     457,756  415,902  415,010  413,748
Loans available for
 sale...................         --       149         287         424      148    1,595    2,287
Investment securities...      40,959   39,968      38,955      39,003   23,997   19,019   43,039
Investment securities
 available for sale.....      18,024   21,690      14,831       2,058   13,206   41,064    8,960
Other interest-earning
 assets(2)..............      25,970    7,428       9,278      24,151   10,066    9,967    9,475
Mortgage-backed securi-
 ties, net..............     228,158  270,855     252,383     288,143  283,263  244,187  255,931
Mortgage-backed securi-
 ties available for
 sale...................     122,371   93,402     120,797      89,339   24,367   28,314    3,528
Deposits................     809,449  800,441     794,595     806,338  681,613  678,961  673,031
Borrowed funds..........     124,465   70,108      88,640      39,496   34,300   26,400   20,600
Stockholders' equity....      99,213   90,226      92,863      89,713   74,064   68,809   58,551
                              NINE MONTHS
                                 ENDED
                             SEPTEMBER 30,                 YEARS ENDED DECEMBER 31,
                          -------------------    -----------------------------------------------
                           1997(1)   1996(1)       1996        1995     1994     1993     1992
                          ---------- --------    --------    -------- -------- -------- --------
                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
SELECTED OPERATING DATA:
Interest income.........  $   54,636 $ 50,499    $ 68,039    $ 64,573 $ 52,909 $ 54,665 $ 62,142
Interest expense........      30,591   27,644      37,264      35,691   25,135   26,448   33,810
                          ---------- --------    --------    -------- -------- -------- --------
 Net interest income be-
  fore provision for
  loan losses...........      24,045   22,855      30,775      28,882   27,774   28,217   28,332
 Provision for loan
  losses................         900      375         550         310      300    1,200    2,400
                          ---------- --------    --------    -------- -------- -------- --------
 Net interest income
  after provision for
  loan losses...........      23,145   22,480      30,225      28,572   27,474   27,017   25,932
Other operating income..       2,186    1,382       1,995       2,171    1,734    2,791    2,786
Operating expenses......      14,581   20,122(3)   24,701(3)   17,830   16,021   15,551   15,194
                          ---------- --------    --------    -------- -------- -------- --------
 Income before income
  taxes, and cumulative
  effect of accounting
  changes...............      10,750    3,740       7,519      12,913   13,187   14,257   13,524
 Income taxes...........       3,990    1,376       2,809       4,611    4,912    5,352    5,495
                          ---------- --------    --------    -------- -------- -------- --------
 Income before cumula-
  tive effect of ac-
  counting changes......       6,760    2,364       4,710       8,302    8,275    8,905    8,029
 Cumulative effect of
  accounting
  changes(4)............         --       --          --          --       --       398      --
                          ---------- --------    --------    -------- -------- -------- --------
 Net income.............  $    6,760 $  2,364    $  4,710    $  8,302 $  8,275 $  9,303 $  8,029
                          ========== ========    ========    ======== ======== ======== ========
Basic earnings per share
 before cumulative ef-
 fect of accounting
 changes(5)(6)..........  $     0.86 $   0.31    $   0.60    $   1.06 $   1.06 $   1.14      N/A
Cumulative effect of ac-
 counting
 changes(4)(5)..........         --       --          --          --       --      0.05      N/A
                          ---------- --------    --------    -------- -------- -------- --------
Basic earnings per share
 after cumulative effect
 of accounting
 changes(5)(6)..........  $     0.86 $   0.31    $   0.60    $   1.06 $   1.06 $   1.19      N/A
                          ========== ========    ========    ======== ======== ======== ========
Diluted earnings per
 share(5)(6)............  $     0.83 $   0.29    $   0.59    $   1.04 $   1.03 $   1.17      N/A
                          ========== ========    ========    ======== ======== ======== ========
Dividends per share, as
 adjusted(5)(7).........  $     0.31 $   0.25    $   0.33    $   0.30 $   0.27 $   0.27      N/A
                          ========== ========    ========    ======== ======== ======== ========

                                                   (Footnotes on following page)

                           AT OR FOR THE NINE
                              MONTHS ENDED
                              SEPTEMBER 30,               AT OR FOR THE YEARS ENDED DECEMBER 31,
                           ------------------------      -----------------------------------------------
                            1997(1)        1996(1)         1996        1995     1994     1993     1992
                           ---------      ---------      --------     -------  -------  -------  -------
SELECTED FINANCIAL RATIOS
 AND OTHER DATA(5):
 Return on average as-
  sets(4)................       0.87%          0.33%         0.49%       0.91%    1.04%    1.20%    1.04%
 Return on average stock-
  holders' equity(4).....       9.37           3.46          5.12       10.14    11.63    14.70    15.84
 Average stockholders'
  equity to average as-
  sets...................       9.31           9.44          9.52        8.95     8.92     8.19     6.58
 Stockholders' equity to
  total assets...........       9.50           9.26          9.41        9.49     9.28     8.78     7.71
 Interest rate spread....       2.83           2.86          2.88        2.77     3.26     3.40     3.46
 Net interest margin(8)..       3.25           3.29          3.30        3.22     3.58     3.74     3.78
 Operating expenses to
  average assets(9)......       1.63           2.62(3)       2.42(3)     1.83     1.98     1.99     1.92
 Net interest income
  before provision for
  loan losses to
  operating expenses(9)..       1.90x          1.20x(3)      1.32x(3)    1.72x    1.76x    1.84x    1.91x
 Non-performing loans to
  total loans receivable,
  net....................       0.69           0.93          0.94        1.32     2.17     2.77     3.81
 Non-performing assets to
  total assets...........       0.51           0.67          0.64        0.97     1.34     1.73     2.25
 Allowance for loan
  losses to non-perform-
  ing loans..............     151.83         110.27        110.58       86.90    63.52    51.09    36.32
 Allowance for loan
  losses to non-perform-
  ing assets.............     112.06          77.90         84.08       57.23    53.81    43.42    33.60
 Allowance for loan
  losses to total loans
  receivable, net........       1.05           1.02          1.04        1.15     1.38     1.42     1.38
 Dividend payout ra-
  tio(7).................      17.59          39.26         26.29       12.09     9.51     7.36      N/A
 Average interest-earning
  assets to average
  interest-bearing
  liabilities............       1.10x          1.11x         1.11x       1.11x    1.10x    1.10x    1.07x
 Full service offices....         17(10)         16            16          17       15       15       15

--------
 (1) The data presented at September 30, 1997 and 1996 and for the nine months ended September 30, 1997 and 1996 were derived from unaudited financial statements and reflect, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) which are necessary to present fairly the results for such interim periods. Interim results for the nine months ended September 30, 1997 are not necessarily indicative of the results that may be expected for the year ending December 31, 1997. All selected financial ratios and other data relating to operating results for the nine month periods ended September 30, 1997 and September 30, 1996 are presented on an annualized basis.
 (2) Includes federal funds sold and investment in the stock of the FHLB-NY.
 (3) Includes the Savings Association Insurance Fund ("SAIF") special assessment of $5.2 million for the nine months ended September 30, 1996 and for the year ended December 31, 1996.
 (4) Reflects the implementation of Statement of Financial Accounting Standards ("SFAS") No. 106 "Accounting for Postretirement Benefits" and SFAS No. 109 "Accounting for Income Taxes."
 (5) Per share data reflects 10% stock dividends paid July 1, 1993, April 1, 1994, December 16, 1996 and October 30, 1997, as well as a 2-for-1 stock split on December 1, 1994, adjusted retroactively.
 (6) Earnings per share amounts have been adjusted to reflect the adoption of SFAS No. 128 "Earnings Per Share."
 (7) Excludes shares owned by the MHC, for which cash dividends were waived with regulatory approval, after giving effect to prior stock dividends and the two-for-one stock split.
 (8) Calculation is based upon the net interest income before provision for loan losses divided by interest earning assets.
 (9) For purposes of calculating these ratios, operating expenses equal total operating expenses less amortization of intangibles.
(10) The Bank has signed an agreement to sell the branch deposits of its Eatontown location, which totaled $28.2 million at September 30, 1997, for approximately $1.2 million. The closing date is scheduled for February 1998.

                         SUMMARY OF RECENT DEVELOPMENTS

  The following tables set forth certain consolidated financial and other data of the Bank at and for the periods indicated. Consolidated financial and operating data and financial ratios and other data at and for the year ended December 31, 1997, and at and for the three months ended December 31, 1997 and 1996, were derived from unaudited financial statements.

                                                              AT DECEMBER 31,
                                                            -------------------
                                                             1997(1)     1996
                                                            ---------- --------
                                                              (IN THOUSANDS)
SELECTED CONSOLIDATED FINANCIAL DATA:
  Total assets............................................. $1,049,316 $987,115
  Loans receivable, net....................................    588,500  509,627
  Loans available for sale.................................        --       287
  Investment securities, net...............................     31,031   38,955
  Investment securities available for sale.................     17,701   14,831
  Mortgage-backed securities, net..........................    207,157  252,383
  Mortgage-backed securities available for sale............    147,137  120,797
  Other interest-earning assets(2).........................     14,095    9,278
  Deposits.................................................    816,283  794,595
  Advances from FHLB-NY and other borrowed funds...........    118,990   88,640
  Stockholders' equity.....................................    101,686   92,863

                                         THREE MONTHS         YEARS ENDED
                                      ENDED DECEMBER 31,     DECEMBER 31,
                                     ---------------------------------------
                                      1997(1)    1996(1)   1997(1)    1996
                                     ---------------------------------------
                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
SELECTED OPERATING DATA:
  Interest income................... $   18,586 $   17,540 $ 73,222 $ 68,039
  Interest expense..................     10,592      9,620   41,183   37,264
                                     ---------- ---------- -------- --------
    Net interest income before pro-
     vision for loan losses.........      7,994      7,920   32,039   30,775
  Provision for loan losses.........        300        175    1,200      550
                                     ---------- ---------- -------- --------
    Net interest income after provi-
     sion for loan losses...........      7,694      7,745   30,839   30,225
  Other operating income............        615        613    2,801    1,995
  Operating expenses................      4,282      4,579   18,863   24,701(3)
                                     ---------- ---------- -------- --------
    Income before income taxes......      4,027      3,779   14,777    7,519
  Income taxes......................      1,492      1,433    5,482    2,809
                                     ---------- ---------- -------- --------
    Net Income...................... $    2,535 $    2,346 $  9,295 $  4,710
                                     ========== ========== ======== ========
  Basic earnings per share.......... $     0.32 $     0.30 $   1.17 $   0.60
                                     ========== ========== ======== ========
  Diluted earnings per share........ $     0.31 $     0.29 $   1.16 $   0.59
                                     ========== ========== ======== ========

                                                   (Footnotes on following page)

                                               AT OR FOR THE
                                     -----------------------------------------
                                        THREE MONTHS             YEAR ENDED
                                     ENDED DECEMBER 31,         DECEMBER 31,
                                     -----------------------   ---------------
                                      1997(1)       1996(1)    1997(1)   1996
                                     ---------     ---------   -------  ------
SELECTED FINANCIAL RATIOS AND OTHER
 DATA:
Return on average assets...........       0.97%         0.95%    0.90%    0.49%
Return on average stockholders' eq-
 uity..............................      10.10         10.22     9.58     5.12
Average stockholders' equity to av-
 erage assets......................       9.56          9.34     9.34     9.52
Stockholders' equity to total as-
 sets..............................       9.69          9.41     9.69     9.41
Interest rate spread...............       2.71          2.92     2.80     2.88
Net interest margin(4).............       3.17          3.32     3.23     3.30
Operating expenses to average as-
 sets(5)...........................       1.55          1.78     1.61     2.42
Net interest income before
 provision for loan losses to
 operating expenses................       1.96x         1.81x    1.92x    1.32x
Non-performing loans to total loans
 receivable, net...................       0.74          0.94     0.74     0.94
Non-performing assets to total as-
 sets..............................       0.54          0.64     0.54     0.64
Allowance for loan losses to non-
 performing loans..................     140.74        110.58   140.74   110.58
Allowance for loan losses to non-
 performing assets.................     106.74         84.08   106.74    84.08
Allowance for loan losses to loans
 receivable........................       1.04          1.04     1.04     1.04
Dividend payout ratio(6)...........      18.38         13.51    17.81    26.29
Average interest earning assets to
 average interest-bearing liabili-
 ties..............................       1.11x         1.10x    1.10x    1.11x
Full service offices...............         17(7)         16       17       16

--------
(1) The data presented at December 31, 1997, at and for the three months ended December 31, 1997 and 1996 and for the year ended December 31, 1997 were derived from unaudited financial statements and reflect, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) which are necessary to present fairly the results for such periods. All selected financial ratios and other data relating to operating results for the three month periods ended December 31, 1997 and December 31, 1996, respectively, are presented on an annualized basis, as appropriate.
(2) Includes federal funds sold and investment in the stock of the FHLB-NY.
(3) Includes the SAIF special assessment of $5.2 million for the year ended December 31, 1996.
(4) Calculation is based upon the net interest income before provision for loan losses divided by interest earning assets.
(5) For purposes of calculating these ratios, operating expenses equal total operating expenses less amortization of intangibles.
(6) Excludes shares owned by the MHC, for which cash dividends were waived with regulatory approval, after giving effect to prior stock dividends and the two-for-one stock split.
(7) The Bank has signed an agreement to sell the branch deposits of its Eatontown location, which totaled $27.6 million at December 31, 1997, for approximately $1.2 million. The closing date is scheduled for February 1998.

COMPARISON OF FINANCIAL CONDITION AT DECEMBER 31, 1997 AND DECEMBER 31, 1996

  Assets. Total assets increased by $62.2 million, or 6.3%, to $1.0 billion at December 31, 1997, from $987.1 million at December 31, 1996. Cash and cash equivalents increased $5.4 million, or 59.6%, to $14.4 million as of December 31, 1997, from $9.0 million at December 31, 1996. The increase was due primarily to a temporary increase in the balance of federal funds sold. These funds were subsequently invested in longer term, higher yielding assets. Investment securities, including those available for sale, decreased $5.1 million, or 9.4%, to $48.7 million as of December 31, 1997, from $53.8 million at December 1996. Mortgage-backed securities, including those available for sale, decreased $18.9 million, or 5.1%, to $354.3 million at December 31, 1997, from $373.2 million at December 31, 1996. Net loans receivable, inclusive of those available for sale, grew by

$78.6 million, or 15.4%, to $588.5 million at December 31, 1997, from $509.9 million at December 31, 1996. The increase in loans was due to management's strategic decision to maintain a higher percentage of loans as a balance sheet component. Management emphasized the origination of residential single-family, five-year, adjustable-rate mortgage and construction loans. Premises and equipment, net increased $2.7 million to $13.1 million at December 31, 1997, from $10.4 million at December 31, 1996. The increase was primarily due to costs capitalized in connection with the completion of the Bank's new corporate headquarters in Woodbridge, New Jersey. Excess of cost over fair value of net assets acquired decreased $2.1 million to $8.8 million at December 31, 1997, from $11.0 million at December 31, 1996. Normal amortization accounted for $850,000 of this decrease. In addition, an impairment writedown of the core deposit intangible totaling $1.3 million was recognized as of September 30, 1997, on deposits acquired from the Resolution Trust Corporation ("RTC") in 1995.

  Liabilities. Deposits increased $21.7 million, or 2.7%, to $816.3 million at December 31, 1997, from $794.6 million at December 31, 1996. Borrowed funds increased $30.5 million, or 34.6%, to $118.4 million at December 31, 1997, from $88.0 million at December 31, 1996. The increased deposits and borrowed funds were used primarily to fund the asset growth detailed above as well as for normal operations. Advances by borrowers for taxes and insurance increased $844,000, or 18.4%, to $5.4 million at December 31, 1997, from $4.6 million at December 31, 1996, primarily due to the timing of these payments as well as an increase in the residential loan portfolio.

  Stockholders' Equity. The Bank's stockholders' equity increased $8.8 million for the year ended December 31, 1997, due primarily to earnings of $9.3 million, partially offset by dividends of $1.7 million paid during 1997.

  The OTS requires that the Bank meet minimum tangible, core, and risk-based capital requirements. At December 31, 1997, the Bank exceeded all regulatory capital requirements.

                            REQUIRED            ACTUAL
                         -------------- -----------------------  EXCESS OF ACTUAL
                                  % OF                 % OF      OVER REGULATORY
                         AMOUNT  ASSETS   AMOUNT      ASSETS       REQUIREMENTS
                         ------- ------ -----------------------  ----------------
                                        (DOLLARS IN THOUSANDS)
Tangible capital........ $15,625  1.50% $     92,344      8.86%      $76,719
Core capital............  31,251  3.00        92,344      8.86        61,093
Risk-based capital......  34,866  8.00        97,797     22.44        62,931

COMPARISON OF OPERATING RESULTS FOR THE THREE MONTHS AND YEARS ENDED DECEMBER 31, 1997 AND DECEMBER 31, 1996.

  Results of Operations. Net income for the three months ended December 31, 1997 was $2.5 million, compared to $2.3 million for the same period in 1996. Basic and diluted earnings per share were $0.32 and $0.31 for the three months ended December 31, 1997, compared to $0.30 and $0.29 for the same period in 1996. Earnings increased 8.1% during the quarter, primarily because of lower operating expenses. Net income for the year ended December 31, 1997 was $9.3 million compared to $4.7 million for 1996. Basic earnings per share were $1.17 for 1997 and $0.60 for 1996, while diluted earnings per share were $1.16 for 1997 and $0.59 for 1996. Earnings for 1997 were affected by an impairment writedown of the core deposit intangible recognized as of September 30, 1997. An after-tax charge of $867,000 was incurred due to this writedown. The 1996 earnings were affected by non-recurring charges incurred due to the special assessment to recapitalize the SAIF and also due to benefits payable as a result of the passing of the Bank's long-time President.

  Interest Income. Interest income increased $1.0 million, or 6.0%, to $18.6 million for the quarter ended December 31, 1997, and $5.2 million, or 7.6%, to $73.2 million for the year ended December 31, 1997, compared to $17.5 million and $68.0 million for the same respective periods in 1996. Interest on loans increased $1.3 million, or 12.9%, to $11.4 million for the quarter ended December 31, 1997, and $5.0 million, or 13.0%, to $43.6 million for the year ended December 31, 1997, compared to $10.1 million and $38.6 million for the same respective periods in 1996. The increase was due primarily to an increase in the average size of the loan portfolio to $551.1 million for the year ended December 31, 1997, from $487.6 million for 1996. Interest on mortgage-backed securities held to maturity decreased $732,000, or 16.4%, to $3.7 million for the quarter ended December 31, 1997, and $2.8 million, or 14.7%, to $16.3 million for the year ended December 31, 1997, compared to $4.5 million and $19.1 million for the same respective periods in 1996. The decrease was due to the decreased average balance of the mortgage-backed securities held to maturity portfolio for 1997 to $236.4 million, from $282.0 million for 1996, partially offset by an increase in the yield on the portfolio to 6.91% for 1997, from 6.79% for 1996. Interest on investment securities held to maturity decreased to $238,000, or 20.8%, to $904,000 for the quarter ended December 31, 1997, and $197,000, or 4.8%, to $3.9 million for the year ended December 31, 1997, compared to $1.1 million and $4.1 million for the same respective periods in 1996. The decrease was primarily due to a decrease in the average balance of the portfolio that occurred in the final quarter of 1997. The average balance for the three months ended December 31, 1997, was $36.5 million, as compared to $40.5 million for the comparable 1996 period. Interest on investments and mortgage-backed securities available for sale increased $717,000, or 39.3%, to $2.5 million for the quarter ended December 31, 1997, and $3.2 million, or 51.1%, to $9.4 million for the year ended December 31, 1997, compared to $1.8 million and $6.2 million for the same respective periods in 1996. The increase was due to an increase in the average balance of the available for sale portfolio to $149.5 million for the year ended December 31, 1997, from $101.2 million for the same period of 1996, along with an increase in the yield on the portfolio from 6.27% for 1997, from 6.13% in 1996.

  Interest Expense. Interest expense increased $1.0 million, or 10.1%, to $10.6 million for the quarter ended December 31, 1997, and $3.9 million, or 10.5%, to $41.2 million for the year ended December 31, 1997, compared to $9.6 million and $37.3 million for the same respective periods in 1996. Interest expense on deposits increased $316,000, or 3.8%, to $8.7 million for the quarter ended December 31, 1997, and $269,000, or 0.8%, to $34.2 million for the year ended December 31, 1997, compared to $8.4 million and $33.9 million for the same respective periods in 1996. The increase was primarily due to an increase in the average balance of deposits during the final quarter of 1997. The average balance for the three months ended December 31, 1997, was $787.3 million, as compared to $778.2 million for the comparable 1996 period. Interest expense on borrowed funds increased $656,000, or 52.8%, to $1.9 million for the quarter ended December 31, 1997, and $3.7 million, or 108.2%, to $7.0 million for the year ended December 31, 1997, compared to $1.2 million and $3.4 million for the same respective periods in 1996. The increase was due primarily to the growth in the average balance of borrowings, which was $114.6 million for the year ended December 31, 1997, as compared to $55.2 million for the comparable 1996 period. This increase was attributable to management's strategy to fund the purchase of investment and mortgage-backed securities through the use of borrowed funds, where accretive to earnings. The interest expense on borrowings was also affected by a slight increase in the average cost of borrowings to 6.13% for the year ended December 31, 1997, from 6.10% for 1996.

  Provision for Loan Losses. The provision for loan losses increased $125,000, or 71.4%, to $300,000, for the quarter ended December 31, 1997, and $650,000, or 118.2%, to $1.2 million for the year ended December 31, 1997, compared to $175,000 and $550,000 for the same respective periods in 1996. The increase in the provision was primarily due to the increase in the size of the residential and commercial loan portfolios and the risks inherent in such portfolios. Net loans increased $78.6 million between December 31, 1997 and December 31, 1996. The provision was based upon management's review and evaluation of the loan portfolio, level of delinquencies, general market and economic conditions, and asset classification review. In management's opinion, the allowance for loan losses, totaling $6.1 million, is adequate to cover losses inherent in the portfolio. Although management considers the allowance for loan losses to be adequate, there can be no assurances that additional problems will not arise that would require additional loan loss provisions and asset write-downs.

  Other Operating Income. Other operating income increased $2,000, or 0.3%, to $615,000 for the quarter ended December 31, 1997, and $806,000, or 40.4%, to $2.8 million for the year ended December 31, 1997, compared to $613,000 and $2.0 million for the same respective periods in 1996. Fees and service charges increased $186,000, or 44.6%, to $603,000 for the quarter ended December 31, 1997, and $287,000, or 18.4%, to $1.8 million for the year ended December 31, 1997, compared to $417,000 and $1.6 million for the same respective periods in 1996. The increase was due to a higher number of demand deposit accounts along with higher service fees. Net gain on loans and securities available for sale increased $357,000, or 151.3%, to $593,000 for the year ended December 31, 1997 as compared to $236,000 for 1996. The increase was due primarily to net gains of $545,000 realized in the third quarter of 1997 and such gains were principally attributable to sales of mortgage-backed securities available for sale. Net gain on loans and securities available for sale decreased $97,000, or 100.0%, for the quarter ended December 31, 1997. There were no sales in the fourth quarter of 1997. The "other, net" category of other operating income decreased $87,000, or 87.9%, to $12,000 for the quarter ended December 31, 1997, and increased $162,000, or 80.2%, to $364,000 for the year ended December 31, 1997, compared to $99,000 and $202,000 for the same respective periods in 1996. The decrease for the quarter ended December 31, 1997, was due to increased expenses of $95,000 associated with real estate owned operations. The increase for the year ended December 31, 1997, was due to increased income of $123,000 realized by the Bank's wholly owned subsidiary, FSB Financial Corp., reduced expense of $32,000 associated with real estate owned operations and increased rental income of $19,000.

  Operating Expenses. Operating expenses decreased $297,000, or 6.5%, to $4.3 million for the quarter ended December 31, 1997, and $5.8 million, or 23.6%, to $18.9 million for the year ended December 31, 1997, compared to $4.6 million and $24.7 million for the same respective periods in 1996. The decrease was primarily due to the one-time special SAIF assessment of $5.2 million charged in 1996. Compensation and employee benefits decreased $139,000, or 6.0%, to $2.2 million for the quarter ended December 31, 1997, and $753,000, or 7.3%, to $9.5 million for the year ended December 31, 1997, compared to $2.3 million and $10.3 million for the same respective periods in 1996. The year ended December 31, 1996 included a non-recurring charge to earnings of $1.0 million for benefits payable as a result of the passing of the Bank's long-time Chairman and President. Equipment expense increased $51,000, or 18.8%, to $322,000 for the quarter ended December 31, 1997, and $392,000, or 37.9%, to $1.4 million for the year ended December 31, 1997, compared to $271,000 and $1.0 million for the same respective periods in 1996. The increase was due to the write-off of certain equipment determined to be obsolete and increased depreciation expense incurred due to an upgrade of the Bank's computer equipment and corporate headquarters. The Bank incurred reduced FDIC insurance premiums in 1997. The Bank's special assessment to recapitalize the SAIF of $5.2 million was reflected as an expense in 1996. The FDIC substantially lowered the SAIF insurance assessments on SAIF member institutions. Amortization of intangibles increased $795,000, or 58.9%, to $2.1 million for the year ended December 31, 1997, from $1.3 million for 1996. An impairment write down of the core deposit intangible totaling $1.3 million was recognized during 1997, regarding deposits acquired from the RTC in 1995. General and administrative expenses increased $152,000, or 23.7%, to $793,000 for the quarter ended December 31, 1997, and $319,000, or 13.0%, to $2.8 million for the year ended December 31, 1997, compared to $641,000 and $2.5 million for the same respective periods in 1996. The increase was due to increased expenses associated with legal and consulting fees, check processing and postage.

  Income Tax Expense. Income tax expense increased $59,000, or 4.1%, to $1.5 million for the quarter ended December 31, 1997, and $2.7 million, or 95.2%, to $5.5 million for the year ended December 31, 1997, compared to $1.4 million and $2.8 million for the same respective periods in 1996. The increase was due primarily to an increase in taxable income. Taxable income was affected in the 1996 period by several non-recurring charges.

                                 RISK FACTORS

  The following risk factors, in addition to those discussed elsewhere in this Prospectus, should be considered by investors in deciding whether to purchase the Common Stock offered hereby.

COMPETITION

  The Bank faces significant competition both in originating loans and in attracting deposits. The State of New Jersey has a high density of financial institutions, many of which are branches of significantly larger institutions which have greater financial resources than the Bank and all of which are competitors of the Bank to varying degrees. The Bank's competition for loans comes principally from commercial banks, savings banks, savings and loan associations, credit unions, mortgage banking companies and insurance companies. Its most direct competition for deposits has historically come from commercial banks, savings banks, savings and loans associations and credit unions. The Bank faces additional competition for deposits from short-term money market funds, other corporate and government securities funds and from other financial institutions such as brokerage firms, mutual funds, and insurance companies. See "Business of the Bank."

  Competitive mortgage lending and deposit conditions in the Bank's primary market area are likely to exist for the foreseeable future, preventing the Bank from achieving significant growth within its primary market area. In an effort to address diminished mortgage loan demand and increased competition for deposits, the Bank may seek to expand its market area and the loan and deposit products it offers. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Business Strategy," "Business of the Bank--Lending Activities" and "--Sources of Funds."

POTENTIAL IMPACT OF CHANGES IN INTEREST RATES

  The Bank's profitability, like that of most financial institutions, is dependent to a large extent upon its net interest income, which is the difference between its interest income on interest-earning assets, such as loans and investments, and its interest expense on interest-bearing liabilities, such as deposits and borrowed funds. Accordingly, the Bank's results of operations and financial condition are affected by movements in market interest rates and its ability to manage its assets and liabilities in response to such movements. At September 30, 1997, total interest-bearing liabilities maturing or repricing within one year exceeded total interest-earning assets maturing or repricing in the same time period by $136.9 million based upon national interest rate sensitivity assumptions and the Bank's historical experience. This represents a cumulative one year gap as a percentage of total assets of negative 13.09%. As a result of its negative gap position, the yield on interest-earning assets of the Bank will adjust to changes in interest rates at a slower rate than the cost of the Bank's interest-bearing liabilities. Consequently, the Bank's net interest income may be adversely affected during periods of rapidly rising interest rates.

  The Bank's interest rate sensitivity is also monitored by management through the use of an OTS Net Portfolio Value Model which generates estimates of the change in the Bank's net portfolio value ("NPV") over a range of interest rate scenarios. NPV is the present value of expected cash flows from assets, liabilities, and off-balance sheet contracts. The NPV ratio, under any interest rate scenario, is defined as the NPV in that scenario divided by the market value of assets in the same scenario. As of September 30, 1997, the Bank's NPV was $127.4 million, or 11.92% of the market value of assets. A 200 basis point increase in interest rates would result in a decrease in the Bank's NPV to $104.7 million, representing an 18.0% reduction in the value of the Bank's discounted cash flows. Conversely, a 200 basis point decrease in interest rates would result in an increase in the Bank's NPV to $132.7 million, representing only a 4.0% increase in the value of the Bank's discounted cash flows. Consequently, an increase in interest rates will have a significantly greater impact on the Bank's NPV than a corresponding decrease in interest rates.

  Increases in market interest rates also can affect the type (fixed-rate or adjustable-rate) and amount of loans originated by the Bank and the average life of loans and securities, which can adversely impact the yields earned on the Bank's loan and securities portfolio. In addition, increases in interest rates could result in interest rates on the Bank's adjustable-rate loans increasing, thereby resulting in increased loan payment amounts by the borrowers which, in turn, may result in higher delinquencies on such loans. In periods of decreasing interest rates, the average life of loans held by the Bank may be shortened to the extent increased prepayment activity occurs during such periods which, in turn, may result in the Bank investing funds from such prepayments in lower yielding assets. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Management of Interest Rate Risk."

DEPENDENCE UPON LOCAL ECONOMY

  The Bank's market area is concentrated in north and central New Jersey and, therefore, its results of operations are largely dependent on the economy of the New Jersey area. In the late 1980s and early 1990s, due in part to the effects of a prolonged decline in the national and regional economy, layoffs in the financial services industry and corporate relocations, New Jersey experienced reduced levels of employment. These events, in conjunction with a surplus of available commercial and residential properties, resulted in an overall decline during this period in the underlying values of properties located in New Jersey.

  New Jersey's real estate market has stabilized in recent periods. The population of Middlesex County is growing, but at a declining rate, and new housing starts in the Bank's primary market area are still lower than those in the state of New Jersey generally. For the nine months ended September 30, 1997 and the years ended December 31, 1996 and 1995, the Bank originated $76.2 million, $100.0 million and $75.5 million of one- to four-family residential loans, respectively. Repayments on total mortgage loans were $48.1 million, $77.1 million and $52.2 million, respectively, for the same periods. While the Bank's total loan portfolio has grown in the 1990s in dollar amount, from $416.0 million at December 31, 1992, to $567.2 million at September 30, 1997, it has decreased slightly as a percentage of total assets over the same period. Total loans as a percentage of assets were 54.8% at December 31, 1992, compared to 54.3% at September 30, 1997. Although the current national and local economic conditions have significantly improved since the early 1990s, there can be no assurances that conditions in the local economy, national economy, or real estate market in general will not deteriorate and adversely affect the financial condition and results of operations of the Bank.

ESTIMATED PRICE RANGE BELOW MARKET PRICE

  The aggregate purchase price of the Conversion Stock to be offered and the amount of Exchange Shares to be issued in connection with the Conversion and Reorganization have been determined on the basis of FinPro's independent appraisal of the estimated pro forma market value of the Bank and the Mutual Holding Company. The appraised amount was multiplied by the Mutual Holding Company's percentage interest in the Bank to determine the aggregate amount of Conversion Stock to be sold in the Offerings, and by the Public Stockholders' percentage interest to determine the aggregate number of Exchange Shares to be issued based upon the Purchase Price of $10.00 per share. The final Exchange Ratio will be based upon the number of shares issued in the Offerings which results in the Public Stockholders' owning approximately 47.9% of the Company, as adjusted pursuant to OTS requirements. THE FINAL EXCHANGE RATIO WILL NOT BE BASED UPON THE TRADING PRICE OF THE PUBLIC BANK SHARES. At the minimum, midpoint, maximum and maximum, as adjusted, of the Estimated Price Range, one Public Bank Share will be exchanged for 2.5151, 2.9590, 3.4028 and 3.9133 shares of Common Stock, respectively. Based upon the $10.00 Purchase Price of a share of Common Stock in the Offerings and the Exchange Ratio, the Exchange Shares to be received for one share of Bank Common Stock have a calculated equivalent value of $25.15, $29.59, $34.03 and $39.13 at the minimum, midpoint, maximum and maximum, as adjusted, of the Estimated Price Range, which may be less than the market value of one share of Bank Common Stock at the time of the Exchange. The closing price per share of the Bank Common Stock as of February 11, 1998, was $43.00. There can be no assurance as to the actual market price of a share of Bank Common Stock at the time of the Exchange. Further, there can be no assurance as to the actual market value of a share of Common Stock of the Company after the Conversion and Reorganization, or that such shares could be sold at or above the $10.00 Purchase Price. See "Summary--Effects of the Reorganization on Public Stockholders," and "The Conversion and Reorganization--Stock Pricing and Number of Shares to be Issued in the Conversion and Reorganization."

EFFECT OF PURCHASE LIMITATIONS ON ABILITY OF PUBLIC STOCKHOLDERS TO PURCHASE CONVERSION SHARES

  The OTS has required that the overall maximum purchase limitation contained in the Plan of Conversion include Exchange Shares to be issued to Public Stockholders for their Public Bank Shares. As a result, a Public Stockholder who receives Exchange Shares in an amount equal to or exceeding 2.1% of the Conversion Stock offered will not be able to subscribe for shares of Conversion Stock in the Offerings. Specifically, a Public Stockholder who qualifies as an Eligible Account Holder and receives 302,229 Exchange Shares at the maximum of the Estimated Price Range, will not be able to participate in the Subscription Offering. See "The Conversion and Reorganization-- Limitations on Conversion Stock Purchases." Further, due to OTS policy, the OTS required the establishment of the purchase limitations at a level that will preclude certain officers and directors of the Bank from purchasing any Common Stock in the Offerings.

STOCK-BASED BENEFITS TO MANAGEMENT AND DIRECTORS

  The Company intends to seek stockholder approval of a Stock-Based Incentive Plan which it intends to adopt for the benefit of non-employee directors, officers and employees of the Company and the Bank at a meeting of stockholders following the Conversion and Reorganization, which under current OTS regulations may be held no earlier than six months after completion of the Conversion and Reorganization. Assuming the receipt of stockholder approval, the Company expects to acquire or issue an amount equal to 4% of the Conversion Stock sold in the Conversion, or 425,502 shares and 575,676 shares at the minimum and maximum of the Estimated Price Range, respectively. Based on the Purchase Price of $10 per share, such awards will have a value ranging from $4.3 million to $5.8 million at the minimum and maximum of the Estimated Price Range, respectively. These shares will be acquired either through open market purchases or from authorized but unissued Common Stock. The Company also intends to acquire or issue an amount equal to 10% of the Conversion Stock issued, or 1,063,754 shares and 1,439,190 shares at the minimum and maximum of the Estimated Price Range, respectively, for stock options. The exercise price will be equal to the fair market value of the underlying Common Stock on the date of grant. The value of such options cannot be predicted since any value is dependent on an increase in the price of the Common Stock from the date of grant. Although no specific award determinations have been made, the Company anticipates that it will provide awards and options to its directors and employees to the extent permitted by applicable regulations. Current OTS regulations provide that no individual may receive more than 25% of the shares of any plan and non-employee directors may not receive more than 5% individually, or 30% in the aggregate, of the shares or options awarded under any plan. Stock awards will be granted at no cost to the recipients. Officers and directors receiving options will not be required to pay for the shares until the date of exercise. See "Management of the Bank--New Benefits Resulting from the Conversion and Reorganization."

  The foregoing plans are in addition to the First Savings Bank, SLA 1992 Incentive Stock Option Plan and the 1992 Stock Option Plan for Outside Directors, (collectively, the "1992 Stock Option Plans") which were adopted by the Bank in connection with the 1992 MHC Reorganization, and to the First Savings Bank, SLA 1996 Omnibus Incentive Plan ("1996 Incentive Plan") which was implemented following the Bank's 1995 Secondary Offering, each of which were subsequently approved by the stockholders of the Bank. These plans will continue in existence after the Conversion and Reorganization as plans of the Company. See "Management of the Bank--Benefits" and "The Conversion and Reorganization--Effect on Existing Compensation Plans." In addition, the Bank's existing ESOP, which was adopted in connection with the 1992 MHC Reorganization, intends to purchase 8.0% of the Conversion Stock to be issued in the Offerings (1,151,352 shares or $11.5 million of Conversion Stock at the maximum of the Estimated Price Range) with a loan funded by the Company, if such loan is not made by a third party. See "Use of Proceeds" and "Management of the Bank--Benefits--Employee Stock Ownership Plan."

  Expenses Associated With Stock Benefit Plans. The purchase by the Bank's ESOP of 8.0% of the Conversion Stock issued and the purchase by the Stock-Based Incentive Plan of 4.0% of the Conversion Stock issued, assuming receipt of stockholder approval, will cause the Bank to recognize additional significant compensation and employee benefits expense. The Bank cannot predict the actual amount of these new expenses because applicable accounting practices require that the compensation expense be based on the fair market value of the shares of Common Stock when the expenses are recognized. Expenses for the ESOP would be recognized when shares are committed to be released to participants' accounts, and expenses for the Stock-Based Incentive Plan would be recognized over the vesting period of awards made to recipients. These expenses have been reflected in the pro forma financial information under "Pro Forma Data" assuming the $10.00 per share Purchase Price as the fair market value. Actual expenses, however, will be based on the fair market value of the Common Stock at the time of recognition, which may be higher or lower than $10.00. For further discussion of these plans, see "Management of the Bank-- Benefits--Employee Stock Ownership Plan" and "--Stock-Based Incentive Plan."

  Possible Dilutive Effect of Stock-Based Incentive Plan. Following the Conversion and Reorganization, the Stock-Based Incentive Plan, if approved by the stockholders of the Company, will acquire an amount of shares equal to 4% of the shares of Conversion Stock issued in the Conversion and Reorganization, either through open market purchases or the issuance of authorized but unissued shares of Common Stock from the Company. If the Stock-Based Incentive Plan is funded by the issuance of authorized but unissued shares, the voting interests of then-existing shareholders will be diluted by 2.2%. In addition, directors, officers and employees will be granted options to purchase authorized but unissued shares in an amount equal to 10% of the Conversion Stock issued in the Conversion and Reorganization, if the Stock-Based Incentive Plan is approved by the stockholders of the Company. If all of the options were to be exercised using authorized but unissued Common Stock and the stock awards were funded with authorized but unissued shares, the voting interests of then-existing stockholders would be diluted by 5.5%.

  The Bank also has adopted and maintains the 1992 Stock Option Plans, which reserved for issuance 292,820 shares of Bank Common Stock, after giving effect to four 10% stock dividends and a two-for-one stock split. As of September 30, 1997, 79,584 options remained available for exercise. In addition, the Bank maintains the 1996 Incentive Plan, which has reserved for issuance 72,600 shares of Bank Common Stock, after giving effect to two 10% stock dividends. At September 30, 1997, all of the options awarded under this plan remained available for exercise. Upon consummation of the Conversion and Reorganization, the 1992 Stock Option Plans and the 1996 Incentive Plan will become plans of the Company and Common Stock will be issued in lieu of Bank Common Stock pursuant to the terms of such plans, as adjusted to reflect the exchange of options in connection with the Conversion and Reorganization. See "Management of the Bank--Benefit Plans."

  Voting Control of Officers and Directors. Directors and executive officers of the Bank and the Company expect to hold approximately 12.6% or 9.3% of the shares of Common Stock to be outstanding upon completion of the Conversion and Reorganization, based upon the minimum and the maximum of the Estimated Price Range, respectively. When combined with shares that may be attributable to directors and officers through the existing and future stock benefit plans and the ESOP, management's potential voting control could, together with additional stockholder support, defeat stockholder proposals requiring 80% approval of stockholders. As a result, this potential voting control may preclude takeover attempts that certain stockholders deem to be in their best interest and may tend to perpetuate existing management. See "Restrictions on Acquisition of the Company and the Bank--Restrictions in the Company's Certificate of Incorporation and Bylaws."

EMPLOYMENT CONTRACTS, CHANGE IN CONTROL PROVISIONS AND EMPLOYEE SEVERANCE COMPENSATION

  The Bank and the Mutual Holding Company currently maintain employment agreements with Messrs. John P. Mulkerin and Christopher P. Martin. In connection with the Conversion and Reorganization, the Bank and/or the Company intend to enter into new employment or change in control agreements with certain executive officers of the Company and the Bank, which agreements will provide for severance payments if their respective employment is terminated in connection with a change in control of the Bank or the Company. In addition, the Bank intends to adopt a severance plan for employees that would provide for severance payments for employees that are terminated in connection with a change in control. These provisions may have the effect of increasing the cost of acquiring the Company, thereby discouraging future attempts to take over the Company or the Bank. See "Restrictions on Acquisition of the Company and the Bank--Restrictions in the Company's Certificate of Incorporation and Bylaws," "Management of the Bank--Employment Agreements," "--Change-in-Control Agreements," "--Employee Severance Compensation Plan."

CERTAIN ANTI-TAKEOVER PROVISIONS WHICH MAY DISCOURAGE TAKEOVER ATTEMPTS

  Certain provisions of the Company's Certificate of Incorporation and Bylaws, particularly a provision limiting voting rights, and the Bank's Stock Certificate of Incorporation and Bylaws, as well as certain federal regulations, assist the Company in maintaining its status as an independent publicly owned corporation. These provisions provide for, among other things, supermajority voting on certain matters, staggered boards of directors, non-cumulative voting for directors, limits on the calling of special meetings, limits on voting shares in excess of 10% of the outstanding shares, and certain uniform price provisions for certain business combinations. The Bank's Stock Certificate of Incorporation also prohibits, for five years, the acquisition or offer to acquire, directly or indirectly, the beneficial ownership of more than 10% of the Bank's equity securities. Any person violating this restriction may not vote the Bank's securities in excess of 10%. These provisions in the Bank's and the Company's governing instruments may discourage potential proxy contests and other potential takeover attempts, particularly those which have not been negotiated with the Board of Directors, and thus, generally may serve to perpetuate current management. For a more detailed discussion of these provisions, see "Restrictions on Acquisition of the Company and the Bank."

POSSIBLE INCREASE IN ESTIMATED PRICE RANGE AND NUMBER OF SHARES ISSUED

  The number of shares to be sold in the Conversion and Reorganization may be increased as a result of an increase in the Estimated Price Range of up to 15% to reflect changes in market and financial conditions following the commencement of the Subscription and Community Offerings. In the event that the Estimated Price Range is so increased, it is expected that the Company will issue up to 16,550,374 shares of Conversion Stock at the Purchase Price for an aggregate purchase price of up to $165.5 million. An increase in the number of shares issued will decrease pro forma net earnings per share and stockholders' equity per share for those subscribers who are not already Public Stockholders of the Bank and will increase the Company's pro forma consolidated stockholders' equity and net earnings. Such an increase will also increase the Purchase Price as a percentage of pro forma stockholders' equity per share and net earnings per share.

POSSIBLE ADVERSE INCOME TAX CONSEQUENCES OF THE DISTRIBUTION OF SUBSCRIPTION RIGHTS

  The Bank has received an opinion of FinPro that subscription rights granted to Eligible Account Holders, Supplemental Eligible Account Holders and Other Members have no value. However, this opinion is not binding on the Internal Revenue Service ("IRS"). If the subscription rights granted to Eligible Account Holders, Supplemental Eligible Account Holders and Other Members are deemed to have an ascertainable value, receipt of such rights could result in taxable gains to those Eligible Account Holders, Supplemental Eligible Account Holders or Other Members who receive and/or exercise the subscription rights in an amount equal to such value. Additionally, the Bank could recognize a gain for tax purposes on such distribution. Whether subscription rights are considered to have ascertainable value is an inherently factual determination. See "The Conversion and Reorganization--Effects of the Conversion and Reorganization" and "--Tax Aspects."

POTENTIAL LOW RETURN ON EQUITY FOLLOWING THE CONVERSION AND REORGANIZATION

  At September 30, 1997, the Bank's ratio of stockholders' equity to assets was 9.50%. The Company's equity position will be significantly increased as a result of the Conversion and Reorganization. On a pro forma basis, as of September 30, 1997, assuming the sale of Conversion Stock at the midpoint of the Estimated Price Range, the Company's ratio of stockholders' equity to assets would be approximately 20.0%. The Company's ability to deploy this new capital through investments in interest-earning assets, such as loans and securities, which bear rates of return comparable to its current investments, will be significantly affected by industry competition for such investments. The Company currently anticipates that it will take time to prudently deploy such capital. As a result, the Company's initial return on equity is expected to be below its historical return on equity and may be below peer group institutions after the Conversion and Reorganization.

                          FIRST SOURCE BANCORP, INC.

  The Company was organized in December 1997 at the direction of the Boards of Directors of the Mutual Holding Company and the Bank for the purpose of holding all of the capital stock of the Bank. The Company has applied to the OTS to become a savings and loan holding company, and, as such, will be subject to regulation by the OTS. See "The Conversion and Reorganization-- General." After completion of the Conversion and Reorganization, the Company will conduct business initially as a unitary savings and loan holding company. See "Regulation--Holding Company Regulation." Upon consummation of the Conversion and Reorganization, the Company's assets will consist of all of the outstanding shares of the Bank's capital stock and that portion of the net proceeds of the Offerings retained by the Company. The Company intends to use part of the net proceeds it retains to loan funds to the ESOP to enable the ESOP to purchase 8% of the aggregate of the Conversion Stock issued, and to refinance the MHC's existing loan to the ESOP. Initially, the Company expects to deposit the remaining proceeds with the Bank. See "Use of Proceeds." The Company and Bank may, however, alternatively choose to fund the ESOP through a loan to the ESOP trust by a third party financial institution.

  Initially, the Company will neither own nor lease any property, but will instead use the premises, equipment and furniture of the Bank. At the present time, the Company does not intend to employ any persons other than the officers set forth under "Management of the Company," but will utilize the support staff of the Bank from time to time. Additional employees will be hired as appropriate to the extent the Company expands its business in the future. The initial business activities of the Company will consist of investment in the Bank. The Company may in the future expand its business activities or services which it provides through existing or newly-formed subsidiaries or through acquisitions of other financial services providers. The initial activities of the Company are anticipated to be funded by the net proceeds retained by the Company and earnings thereon or, alternatively, through dividends from the Bank.

  The Company's executive offices are currently located at 1000 Woodbridge Center Drive, Woodbridge, New Jersey 07095. Its telephone number is (732) 726-9700.

                         FIRST SAVINGS BANCSHARES, MHC

  The Mutual Holding Company is a federally-chartered mutual holding company that was formed as a result of the 1992 MHC Reorganization of the Bank.The Bank is a majority-owned subsidiary of the Mutual Holding Company. Pursuant to OTS regulations governing mutual holding companies, the Mutual Holding Company must at all times own more than 50% of the outstanding voting stock of the Bank. As the majority owner of the Bank, the Mutual Holding Company elects directors who oversee the affairs and operations of the Bank. Depositors and those current borrowers of the Bank who had loans outstanding as of the consummation of the 1992 MHC Reorganization, vote and elect directors of the Mutual Holding Company. The Mutual Holding Company currently does not engage in any business activity other than to hold the majority of the Bank's common stock, to invest the funds retained at the Mutual Holding Company, and to finance a loan to the Bank's ESOP. At September 30, 1997, the Mutual Holding Company's assets consisted of a 51.6% ownership interest in the Bank, $491,000 in cash and certificates of deposit (which will become assets of the Bank upon consummation of the Conversion and Reorganization), and a loan to the Bank's ESOP totaling $571,000. The Mutual Holding Company had liabilities of $29,000 at September 30, 1997, and had net income for the nine months ended September 30, 1997 of $10,000. As part of the Conversion and Reorganization, the Mutual Holding Company will convert from mutual form to a federal interim stock savings institution and simultaneously merge with and into the Bank, with the Bank being the surviving entity.

                            FIRST SAVINGS BANK, SLA

  First Savings is a New Jersey-chartered capital stock savings and loan association headquartered in Woodbridge, New Jersey. First Savings has operated in its present market area since 1901. Until 1992, the Bank operated in the mutual form of organization. On July 10, 1992, the Bank, acting on a Plan of Reorganization approved by its members, reorganized to become a federally-chartered mutual holding company. In connection with the 1992 MHC Reorganization, substantially all of the assets and all of the liabilities of the mutual savings association were transferred to a newly formed state-chartered stock savings association that assumed the name of First Savings Bank, SLA. Concurrently, the newly formed stock savings association sold approximately 37.6% of its common stock at $10.00 per share in an initial minority stock offering. The remaining 62.4% of the Bank common stock was issued to the Mutual Holding Company in exchange for all assets, except $1.0 million in cash, and all of the liabilities of the former state-chartered mutual association. On July 11, 1995, the Bank consummated its 1995 Secondary Offering, whereby the Bank sold additional shares of common stock, which resulted in the Public Stockholders' ownership interest in the Bank increasing to 47.5% at that time. By October 31, 1997, the Public Stockholders' minority interest in the Bank had increased to 48.4% due to the exercise of options by Public Stockholders.

  The Bank's executive offices are currently located at 1000 Woodbridge Center Drive, Woodbridge, New Jersey 07095. Its telephone number is (732) 726-9700.

                         REGULATORY CAPITAL COMPLIANCE

  At September 30, 1997, the Bank exceeded all regulatory capital requirements. See "Regulation--Federal Regulation of Savings Institutions-- Capital Requirements." Set forth below is a summary of the Bank's compliance with regulatory capital standards as of September 30, 1997, on a historical and pro forma basis assuming that the indicated number of shares were sold as of such date and receipt by the Bank of 50% of the net proceeds. For purposes of the table below, the amount expected to be borrowed by the ESOP and the cost of the shares expected to be acquired by the Stock-Based Incentive Plan are deducted from pro forma regulatory capital.

                                                                         FIRST SAVINGS BANK, SLA
                                                   PRO FORMA AT SEPTEMBER 30, 1997 BASED UPON SALE AT $10.00 PER SHARE
                                               ---------------------------------------------------------------------------
                                                                                                            16,550,374
                                                   10,637,542         12,514,527         14,391,900           SHARES
                                                     SHARES             SHARES             SHARES           (15% ABOVE
                                                  (MINIMUM OF        (MIDPOINT OF         (MAXIMUM           MAXIMUM
                           HISTORICAL AT           ESTIMATED          ESTIMATED         OF ESTIMATED       OF ESTIMATED
                        SEPTEMBER 30, 1997        PRICE RANGE)       PRICE RANGE)       PRICE RANGE)     PRICE RANGE)(1)
                        ---------------------  ------------------ ------------------ ------------------ ------------------
                                    PERCENT              PERCENT            PERCENT            PERCENT            PERCENT
                                       OF                  OF                 OF                 OF                 OF
                         AMOUNT    ASSETS(2)    AMOUNT  ASSETS(2)  AMOUNT  ASSETS(2)  AMOUNT  ASSETS(2)  AMOUNT  ASSETS(2)
                        ---------- ----------  -------- --------- -------- --------- -------- --------- -------- ---------
                                                            (DOLLARS IN THOUSANDS)
GAAP Capital........... $   99,213       9.50% $138,776   12.80%  $145,809   13.36%  $152,844   13.92%  $160,933   14.55%
                        ==========   ========  ========   =====   ========   =====   ========   =====   ========   =====
Tangible Capital:
 Capital Level......... $   89,992       8.68% $129,555   12.04%  $136,588   12.62%  $143,623   13.19%  $151,712   13.83%
 Requirement...........     15,552       1.50    16,145    1.50     16,251    1.50     16,357    1.50     16,478    1.50
                        ----------   --------  --------   -----   --------   -----   --------   -----   --------   -----
 Excess................ $   74,440       7.18% $113,410   10.54%  $120,337   11.12%  $127,266   11.69%  $135,234   12.33%
                        ==========   ========  ========   =====   ========   =====   ========   =====   ========   =====
Core Capital:
 Capital Level......... $   89,992       8.68% $129,555   12.04%  $136,588   12.61%  $143,623   13.17%  $151,712   13.81%
 Requirement(3)........     31,104       3.00    32,291    3.00     32,502    3.00     32,713    3.00     32,956    3.00
                        ----------   --------  --------   -----   --------   -----   --------   -----   --------   -----
 Excess................ $   58,888       5.68% $ 97,264    9.04%  $104,086    9.61%  $110,910   10.17%  $118,756   10.81%
                        ==========   ========  ========   =====   ========   =====   ========   =====   ========   =====
Risk-Based Capital(4):
 Capital Level(4)...... $   95,319      22.38% $134,882   30.27%  $141,915   31.59%  $148,950   32.90%  $157,039   34.38%
 Requirement...........     34,070       8.00    35,652    8.00     35,934    8.00     39,215    8.00     36,539    8.00
                        ----------   --------  --------   -----   --------   -----   --------   -----   --------   -----
 Excess................ $   61,249      14.38% $ 99,230   22.27%  $105,981   23.59%  $112,735   24.90%  $120,500   26.38%
                        ==========   ========  ========   =====   ========   =====   ========   =====   ========   =====

--------
(1) As adjusted to give effect to an increase in the number of shares which could occur due to an increase in the Estimated Price Range of up to 15% as a result of regulatory considerations or changes in market or general financial and economic conditions following the commencement of the Subscription and Community Offerings.
(2) Tangible capital levels are shown as a percentage of total adjusted assets. Core capital levels are shown as a percentage of total adjusted assets. Risk-based capital levels are shown as a percentage of risk-weighted assets.
(3) The current OTS core capital requirement for savings associations is 3% of total adjusted assets. The OTS has proposed core capital requirements which would require a core capital ratio of 3% of total adjusted assets for thrifts that receive the highest supervisory rating for safety and soundness and a 4% to 5% core capital ratio requirement for all other thrifts. See "Regulation--Federal Regulation of Savings Institutions-- Capital Requirements."
(4) Assumes net proceeds are invested in assets that carry a 50% risk-weighting.

                                USE OF PROCEEDS

  Although the actual net proceeds from the sale of the Conversion Stock cannot be determined until the Conversion and Reorganization is completed, it is presently anticipated that the net proceeds from the sale of the Conversion Stock will be between $104.7 million and $141.8 million (or $163.2 million if the Estimated Price Range is increased by 15%). See "Pro Forma Data" and "The Conversion and Reorganization--Stock Pricing and Exchange Ratio" as to the assumptions used to arrive at such amounts. The Company will be unable to utilize any of the proceeds of the Offerings until the consummation of the Conversion and Reorganization.

  The Company will contribute to the Bank 50% of the net proceeds of the Offerings. Such portion of net proceeds will be added to the Bank's general funds which the Bank currently intends to utilize for general corporate purposes, including investment in single-family residential mortgage loans, commercial real estate loans and other loans, investment in federal funds, investment grade marketable securities and mortgage-backed securities, the repayment of borrowings and the funding of the Stock-Based Incentive Plan. The Bank may also use such funds to expand operations through the establishment or acquisition of branch offices, and the acquisition of other financial institutions or other financial services companies, including those located within the Bank's market area. To the extent the Stock Programs are not funded with authorized but unissued common stock of the Company, the Company or Bank may use net proceeds from the Conversion and Reorganization to fund the purchase of stock to be awarded under such Stock-Based Incentive Plan. See "Risk Factors--Stock-Based Benefits to Management and Directors" and "Management of the Bank--Benefits--Stock-Based Incentive Plan."

  The Company intends to use a portion of the net proceeds to loan additional funds to the ESOP to enable the ESOP to purchase 8% of the Conversion Stock issued in the Conversion and to refinance the MHC's existing loan to the ESOP. Based upon the issuance of 10,637,542 shares or 14,391,900 shares at the minimum and maximum, respectively, of the Estimated Price Range, the amount of the loan to the ESOP would be $8.5 million or $11.5 million, respectively (or $13.2 million if the Estimated Price Range is increased by 15%) to be repaid over a 15 year period at a market rate of interest. See "Management of the Bank--Benefits--Employee Stock Ownership Plan and Trust."

  The net proceeds retained by the Company may also be used to support the future expansion of operations through branch acquisitions, the establishment of branch offices and the acquisition of smaller savings associations and commercial banks or their assets, including those located within the Bank's market area or diversification into other banking related businesses. The Company has no current arrangements, understandings or agreements regarding any such transactions. Upon completion of the Conversion and Reorganization, the Company will be a unitary savings and loan holding company, which under existing laws would generally not be restricted as to the types of business activities in which it may engage, provided that the Bank continues to be a qualified thrift lender ("QTL"). See "Regulation--Holding Company Regulation" for a description of certain regulations currently applicable to the Company.

  Upon completion of the Conversion and Reorganization, the Board of Directors of the Company will have the authority to adopt stock repurchase plans, subject to statutory and regulatory requirements. Unless approved by the OTS, the Company, pursuant to OTS regulations, will be prohibited from repurchasing any shares of the Common Stock for three years except (i) for an offer to all stockholders on a pro rata basis, or (ii) for the repurchase of qualifying shares of a director. Notwithstanding the foregoing and except as provided below, beginning one year following completion of the Conversion and Reorganization, the Company may repurchase its Common Stock so long as: (i) the repurchases within the following two years are part of an open-market program not involving greater than 5% of its outstanding capital stock during a twelve-month period; (ii) the repurchases do not cause the Bank to become "undercapitalized" within the meaning of the OTS prompt corrective action regulation; and (iii) the Company provides to the Regional Director of the OTS no later than ten days prior to the commencement of a repurchase program written notice containing a full description of the program to be undertaken and such program is not disapproved by the Regional Director. See "Regulation--Prompt Corrective Regulatory Action."

  Based upon facts and circumstances following the Conversion and Reorganization and subject to applicable regulatory requirements, the Board of Directors may determine to repurchase stock in the future. Such facts and circumstances may include but not be limited to: (i) market and economic factors such as the price at which the stock is trading in the market, the volume of trading, the attractiveness of other investment alternatives in terms of the rate of return and risk involved in the investment, the ability to increase the book value and/or earnings per share of the remaining outstanding shares, and the opportunity to improve the Company's return on equity; (ii) the avoidance of dilution to stockholders by not having to issue additional shares to cover the exercise of stock options or to fund employee stock benefit plans; and (iii) any other circumstances in which repurchases would be in the best interests of the Company and its shareholders. In the event the Company determines to repurchase stock, such repurchases may be made at market prices which may be in excess of the Purchase Price in the Offerings. To the extent that the Company repurchases stock at market prices in excess of the per share book value, such repurchases may have a dilutive effect upon existing stockholders.

  Any stock repurchases will be subject to the determination of the Board of Directors that both the Company and the Bank will be capitalized in excess of all applicable regulatory requirements after any such repurchases and that such capital will be adequate, taking into account, among other things, the level of non-performing and other risk assets, the Company's and the Bank's current and projected results of operations and asset/liability structure, the economic environment, tax and other considerations. See "The Conversion and Reorganization--Certain Restrictions on Purchase or Transfer of Shares After Conversion."

                                DIVIDEND POLICY

  Since the 1992 MHC Reorganization, the Bank has paid, in the aggregate, annual cash dividends on the Bank Common Stock ranging from $0.27 per share for 1993 to $0.43 per share for 1997, as adjusted for stock dividends and a 2-for-1 stock split. The current quarterly cash dividend is $0.12 per share. The Bank intends to continue to pay regular quarterly dividends through either the date of consummation of the Conversion and Reorganization (on a pro rata basis) or the end of the fiscal quarter during which the consummation of the Conversion and Reorganization occurs. The table below sets forth the cash and stock dividends paid by the Bank since January 1, 1995.

                                                ACTUAL
                                                 CASH        CASH       STOCK
                                               DIVIDEND DIVIDEND PAID, DIVIDEND
                                  PAYABLE DATE PAID(1)  AS ADJUSTED(2)   PAID
                                  ------------ -------- -------------- --------
YEAR ENDING DECEMBER 31, 1997:
Fourth Quarter................... November 28   $0.12       $0.12        -- %
                                  October 30      --          --          10
Third Quarter.................... August 29      0.12        0.11        --
Second Quarter................... May 30         0.12        0.11        --
First Quarter.................... February 28    0.10        0.09        --
YEAR ENDING DECEMBER 31, 1996:
Fourth Quarter................... December 16   $ --        $ --          10%
                                  November 29    0.10        0.08        --
Third Quarter.................... August 31      0.10        0.08        --
Second Quarter................... May 31         0.10        0.08        --
First Quarter.................... February 29    0.10        0.08        --
YEAR ENDING DECEMBER 31, 1995:
Fourth Quarter................... November 30   $0.09       $0.07        -- %
Third Quarter.................... August 31      0.09        0.07        --
Second Quarter................... May 31         0.09        0.07        --
First Quarter.................... February 28    0.09        0.07        --

--------
(1) The Mutual Holding Company has waived receipt of all cash dividends paid by the Bank. The aggregate amount of all cash dividends waived by the Mutual Holding Company as of November 30, 1997 was $7.2 million.
(2) As adjusted for 10% stock dividends paid on December 16, 1996 and October 30, 1997, respectively.

  Upon consummation of the Conversion and Reorganization, the Company expects to pay an initial quarterly dividend of $0.03 per share. Declarations of dividends by the Company's Board of Directors, however, will depend upon a number of factors, including the amount of the net proceeds from the Offerings retained by the Company, investment opportunities available to the Company or the Bank, capital requirements, regulatory limitations, the Company's and the Bank's financial condition and results of operations, tax considerations and general economic conditions. Consequently, there can be no assurance that dividends will in fact be paid on the Common Stock or that, if paid, such dividends will not be reduced or eliminated in future periods. See "Market for the Common Stock."

  The Bank will not be permitted to pay dividends to the Company on its capital stock if its stockholders' equity would be reduced below the amount required for the liquidation account. See "The Conversion and Reorganization-- Liquidation Rights." For information concerning federal and state law and regulations which apply to the Bank in determining the amount of proceeds which may be retained by the Company and regarding a savings institution's ability to make capital distributions including payment of dividends to its holding company, see "Federal and State Taxation--Federal Taxation-- Distributions" and "Regulation--Federal Regulation of Savings Institutions-- Limitation on Capital Distributions."

  Unlike the Bank, the Company is not subject to OTS regulatory restrictions on the payment of dividends to its stockholders, although the source of such dividends will be dependent on the net proceeds retained by the Company and earnings thereon and may be dependent, in part, upon dividends from the Bank. The Company is subject, however, to the requirements of Delaware law, which generally limit dividends to an amount equal to the excess of the net assets of the Company (the amount by which total assets exceed total liabilities) over its statutory capital (generally defined as the aggregate par value of the outstanding shares of the Company's capital stock having a par value plus the amount of the consideration paid for shares of the Company's capital stock without par value) or, if there is no such excess, to its net profits for the current and/or immediately preceding fiscal year.

  Additionally, in connection with the Conversion and Reorganization, the Company and Bank have committed to the OTS that during the one-year period following the consummation of the Conversion and Reorganization, the Company will not take any action to declare an extraordinary dividend to stockholders which would be treated by recipient stockholders as a tax-free return of capital for federal income tax purposes without prior approval of the OTS.

                          MARKET FOR THE COMMON STOCK

  Although the Bank Common Stock is traded on the Nasdaq National Market, there is no established market for the Common Stock of the Company at this time. The Company will have its Common Stock quoted on the Nasdaq National Market under the symbol "FSLA." One of the requirements for quotation of the Common Stock on the Nasdaq National Market is that there be at least three market makers for the Common Stock. The Company will seek to encourage and assist at least three market makers to make a market in its Common Stock. Currently, there are three market makers for the Bank's Common Stock. Making a market involves maintaining bid and ask quotations and being able, as principal, to effect transactions in reasonable quantities at those quoted prices, subject to various securities laws and other regulatory requirements. Although under no obligation to do so, Sandler O'Neill has informed the Company that it intends, upon the completion of the Conversion and Reorganization, to make a market in the Common Stock by maintaining bid and ask quotations and trading in the Common Stock so long as the volume of trading activity and certain other market making considerations justify it doing so. As of the date hereof, no other broker-dealers have agreed to act as market makers. While the Company anticipates that prior to the completion of the Conversion there will be at least two other broker-dealers to act as market maker for the Common Stock, there can be no assurance there will be three or more market makers for the Common Stock.

  Additionally, the development of a liquid public market depends on the existence of willing buyers and sellers, the presence of which is not within the control of the Company, the Bank or any market maker. Accordingly, there can be no assurance that an active and liquid trading market for the Common Stock will develop or that, if developed, it will continue.

  The following table sets forth the high and low trading prices of the Bank's Common Stock during the periods indicated as adjusted for stock dividends paid to shareholders.

                                                                   HIGH   LOW
                                                                  ------ ------
YEAR ENDING DECEMBER 31, 1997:
Fourth Quarter................................................... $54.50 $32.27
Third Quarter....................................................  32.50  26.88
Second Quarter...................................................  29.25  21.00
First Quarter....................................................  23.50  18.25
YEAR ENDED DECEMBER 31, 1996:
Fourth Quarter................................................... $19.50 $16.50
Third Quarter....................................................  17.00  15.50
Second Quarter...................................................  16.25  14.50
First Quarter....................................................  16.50  15.00
YEAR ENDED DECEMBER 31, 1995:
Fourth Quarter................................................... $17.50 $13.25
Third Quarter....................................................  14.25  13.25
Second Quarter...................................................  15.25  12.50
First Quarter....................................................  14.50  12.50

                                CAPITALIZATION

  The following table presents the unaudited historical consolidated capitalization of the Bank at September 30, 1997, and the pro forma consolidated capitalization of the Company after giving effect to the Conversion and Reorganization, based upon the sale of the number of shares indicated in the table and the other assumptions set forth under "Pro Forma Data."

                                           COMPANY PRO FORMA BASED UPON SALE AT $10.00 PER SHARE
                                          ----------------------------------------------------------------
                                                                                              16,550,374
                                                                                                SHARES
                                BANK       10,637,542       12,514,527       14,391,900       (15% ABOVE
                             HISTORICAL      SHARES           SHARES           SHARES           MAXIMUM
                                 AT         (MINIMUM         (MIDPOINT       (MAXIMUM OF     OF ESTIMATED
                            SEPTEMBER 30, OF ESTIMATED     OF ESTIMATED       ESTIMATED          PRICE
                                1997      PRICE RANGE)     PRICE RANGE)     PRICE RANGE)       RANGE)(1)
                            ------------- -------------    -------------    -------------    -------------
                                                       (IN THOUSANDS)
Deposit accounts(2).......    $809,449      $     809,449    $     809,449    $     809,449    $     809,449
Borrowed funds............     123,894            123,894          123,894          123,894          123,894
Debt in connection with
 acquisition of shares of
 Common Stock by ESOP(3)..         571                571              571              571              571
                              --------      -------------    -------------    -------------    -------------
Total deposit accounts and
 borrowed funds...........    $933,914      $     933,914    $     933,914    $     933,914    $     933,914
                              ========      =============    =============    =============    =============
Stockholders' equity:
  Preferred Stock, $.01
   par value, 10,000,000
   shares authorized; none
   to be issued...........    $    --       $         --     $         --     $         --     $         --
  Common Stock, $.01 par
   value, 85,000,000
   shares authorized;
   shares to be issued as
   reflected(4)...........          73                204              240              276              317
  Additional paid-in capi-
   tal(5)(6)..............      27,856            133,487          152,023          170,562          191,878
  Retained earnings.......      71,870             71,870           71,870           71,870           71,870
Net unrealized gain on se-
 curities available for
 sale.....................         193                193              193              193              193
Less:
  Unearned Common Stock
   previously acquired by
   the ESOP(3)............        (571)              (571)            (571)            (571)            (571)
  Unearned Common Stock
   held by the 1996 Incen-
   tive Plan..............        (208)              (208)            (208)            (208)            (208)
  Common Stock to be ac-
   quired by the ESOP(7)..         --              (8,510)         (10,012)         (11,514)         (13,240)
  Common Stock to be ac-
   quired by the Stock-
   Based Incentive
   Plan(8)................         --              (4,255)          (5,006)          (5,757)          (6,620)
                              --------      -------------    -------------    -------------    -------------
Total stockholders' equi-
 ty.......................    $ 99,213      $     192,210    $     208,529    $     224,851    $     243,619
                              ========      =============    =============    =============    =============

                                                       (footnotes on next page)

--------
(1) As adjusted to give effect to an increase in the number of shares which could occur due to an increase in the Estimated Price Range of up to 15% as a result of regulatory considerations or changes in market or general financial and economic conditions following the commencement of the Subscription and Community Offerings.
(2) Does not reflect withdrawals from deposit accounts for the purchase of Common Stock in the Conversion. Such withdrawals would reduce pro forma deposits by the amount of such withdrawals.
(3) Assumes that the existing loan to the ESOP remains outstanding.
(4) Assumes (i) that the 3,881,539 Public Bank Shares outstanding at October 31, 1997 are converted into 9,762,458, 11,485,473, 13,208,100 and
    15,189,626 Exchange Shares at the minimum, midpoint, maximum and 15% above the maximum of the Valuation Price Range, respectively, and (ii) that no fractional shares of Exchange Shares will be issued by the Company. No effect has been given to the issuance of additional shares of Common Stock pursuant to existing and proposed stock option plans. See "Pro Forma Data," "Management of the Bank--Benefits."
(5) No effect has been given to the issuance of additional shares of Common Stock pursuant to the Company's Stock-Based Incentive Plan intended to be adopted by the Company and presented for approval of stockholders at a meeting of stockholders following the Conversion and Reorganization. If approved by the stockholders of the Company, an amount equal to 10% of the shares of Conversion Stock issued in the Conversion and Reorganization will be reserved for issuance upon the exercise of options to be granted under the Stock-Based Incentive Plan. See "Risk Factors--Possible Dilutive Effect of Stock-Based Incentive Plan," Footnote 3 to the tables under "Pro Forma Data" at or for the nine months ended September 30, 1997 and at or for the year ended December 31, 1996, respectively, and "Management of the Bank--Benefits--Stock-Based Incentive Plan."
(6) The additional paid-in capital includes $1.1 million of assets from the Mutual Holding Company. The pro forma additional paid-in capital and retained earnings reflect a restriction of the original retained earnings of the Bank prior to the 1992 MHC Reorganization. The retained earnings of the Bank will be substantially restricted after the Conversion and Reorganization by virtue of the liquidation account to be established in connection with the Conversion and Reorganization. See "The Conversion and Reorganization--Liquidation Rights" and "Regulation--Federal Regulation of Savings Institutions--Limitations on Capital Distributions."
(7) Assumes that 8% of the aggregate of the Conversion Stock issued in the Conversion and Reorganization will be purchased by the ESOP and that the funds used to acquire such shares will be borrowed from the Company. The Common Stock acquired by the ESOP is reflected as a reduction of stockholders' equity. See "Management of the Bank--Benefits--Employee Stock Ownership Plan and Trust."
(8) Assumes that, subsequent to the Conversion and Reorganization, an amount equal to 4% of the shares of Conversion Stock issued in the Conversion and Reorganization is purchased by the Stock-Based Incentive Plan through open market purchases. The Common Stock purchased by the Stock-Based Incentive Plan is reflected as a reduction of stockholder's equity. Implementation of the Stock-Based Incentive Plan is subject to the approval of the Company's stockholders at a meeting following the Conversion and Reorganization. See "Risk Factors--Possible Dilutive Effect of Stock-Based Incentive Plan," Footnote 2 to the tables under "Pro Forma Data" at or for the nine months ended September 30, 1997 and at or for the year ended December 31, 1996, respectively, and "Management of the Bank--Benefits-- Stock-Based Incentive Plan."

                                PRO FORMA DATA

  The actual net proceeds from the sale of the Conversion Stock cannot be determined until the Conversion and Reorganization is completed. However, net proceeds are currently estimated to be between $104.7 million and $141.8 million (or $163.2 million in the event the Estimated Price Range is increased by 15.0%) based upon the following assumptions: (i) 100% of the shares of Conversion Stock will be sold in the Subscription Offering to Eligible Account Holders; (ii) directors, officers and employees of the Bank and members of their immediate families (collectively, "Insiders") will purchase an aggregate of $600,000 of Common Stock; (iii) Sandler O'Neill will receive a fee equal to 1.15% of the aggregate Purchase Price of shares sold in the Subscription Offering and in the Community Offering, excluding shares purchased by Insiders and the ESOP; and (iv) Conversion and Reorganization expenses, excluding the marketing fees paid to Sandler O'Neill, will be approximately $600,000. Actual Conversion and Reorganization expenses may vary from those estimated.

  Pro forma consolidated net income of the Company for the nine months ended September 30, 1997, and for the year ended December 31, 1996 have been calculated as if the Conversion Stock had been sold (and the Exchange Shares issued) at the beginning of the respective periods and the net proceeds had been invested at an average yield of 5.42%, the one-year Treasury note rate at September 30, 1997. The Treasury yield was used on the reinvestment of proceeds because it reflects a more achievable rate of return than the arithmetic average of the average yield of the Bank's interest-earning assets and cost of deposits. The tables below do not reflect the effect of withdrawals from deposit accounts for the purchase of Conversion Stock or the effect of any possible use of the net proceeds. The pro forma after-tax yield for the Company and the Bank is assumed to be 3.41% for both the nine months ended September 30, 1997 and the year ended December 31, 1996 based on an effective tax rate of 37%.

  The following pro forma information may not be representative of the financial effects of the foregoing transactions at the dates on which such transactions actually occur and should not be taken as indicative of future results of operations. Pro forma consolidated stockholders' equity represents the difference between the stated amount of assets and liabilities of the Company. The pro forma stockholders' equity is not intended to represent the fair market value of the Common Stock and may be greater than amounts that would be available for distribution to stockholders in the event of liquidation.

  The following tables summarize historical data of the Bank and pro forma data of the Company at or for the nine months ended September 30, 1997 and the year ended December 31, 1996 based on the assumptions set forth above and in the tables and should not be used as a basis for projections of market value of the Common Stock following the Conversion and Reorganization. The tables below give effect to the Stock-Based Incentive Plan, which is expected to be adopted by the Company following the Conversion and Reorganization and presented to stockholders for approval at a meeting of stockholders. See Footnotes 2 and 3 to the tables and "Management of the Bank--Benefits--Stock-Based Incentive Plan." No effect has been given in the tables to the possible issuance of additional shares reserved for future issuance pursuant to the Stock-Based Incentive Plan to be adopted by the Board of Directors of the Company and presented to stockholders for approval at a meeting of stockholders, nor does book value give any effect to the liquidation account to be established for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders or, in the event of liquidation of the Bank, to the tax effect of the bad debt reserve and other factors. See Footnote 3 to the tables below, "The Conversion and Reorganization--Liquidation Rights" and "Management of the Bank--Benefits--Stock-Based Incentive Plan."

                            AT OR FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997
                          ------------------------------------------------------
                           10,637,542   12,514,527   14,391,900    16,550,374
                          SHARES SOLD  SHARES SOLD  SHARES SOLD    SHARES SOLD
                           AT $10.00    AT $10.00    AT $10.00    AT $10.00 PER
                           PER SHARE    PER SHARE    PER SHARE     SHARE (15%
                            (MINIMUM    (MIDPOINT     (MAXIMUM    ABOVE MAXIMUM
                          OF ESTIMATED OF ESTIMATED OF ESTIMATED  OF ESTIMATED
                          PRICE RANGE) PRICE RANGE) PRICE RANGE) PRICE RANGE)(7)
                          ------------ ------------ ------------ ---------------
                                 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Gross Proceeds..........    $106,375     $125,145     $143,919      $165,504
Less: Offering expenses
 and commission.........      (1,719)      (1,917)      (2,116)       (2,344)
                            --------     --------     --------      --------
Estimated net proceeds..     104,656      123,228      141,803       163,160
Less: Common Stock pur-
 chased by the ESOP.....      (8,510)     (10,012)     (11,514)      (13,240)
  Common Stock pur-
   chased by Stock-
   Based
   Incentive Plan.......      (4,255)      (5,006)      (5,757)       (6,620)
                            --------     --------     --------      --------
  Estimated net pro-
   ceeds, as adjusted...    $ 91,891     $108,210     $124,532      $143,300
                            ========     ========     ========      ========
Consolidated net earn-
 ings:
  Historical............    $  6,760     $  6,760     $  6,760      $  6,760
  Pro forma earnings on
   net proceeds.........       2,350        2,767        3,185         3,665
  Less: Pro forma ESOP
   adjustment(1)........        (268)        (315)        (363)         (417)
     Pro forma Stock-
      Based Incentive
      Plan(2)...........        (402)        (473)        (544)         (626)
                            --------     --------     --------      --------
     Pro forma net earn-
      ings..............    $  8,440     $  8,739     $  9,038      $  9,382
                            ========     ========     ========      ========
Per share net earn-
 ings(3):
  Historical............    $   0.35     $   0.30     $   0.26      $   0.22
  Pro forma earnings on
   net proceeds.........        0.12         0.12         0.12          0.12
  Less: Pro forma ESOP
   adjustment(1)........       (0.01)       (0.01)       (0.01)        (0.01)
     Pro forma Stock-
      Based Incentive
      Plan(2)...........       (0.02)       (0.02)       (0.02)        (0.02)
                            --------     --------     --------      --------
     Pro forma net earn-
      ings per share....    $   0.44     $   0.39     $   0.35      $   0.31
                            ========     ========     ========      ========
Stockholders' equity:
  Historical............    $ 99,213     $ 99,213     $ 99,213      $ 99,213
  Estimated net pro-
   ceeds................     104,656      123,228      141,803       163,160
  Plus: Assets consoli-
   dated from MHC.......       1,106        1,106        1,106         1,106
  Less: Common Stock
   acquired by
   ESOP(1)..............      (8,510)     (10,012)     (11,514)      (13,240)
     Common Stock ac-
      quired by Stock-
      Based Incentive
      Plan(2)...........      (4,255)      (5,006)      (5,757)       (6,620)
                            --------     --------     --------      --------
     Pro forma stock-
      holders' equi-
      ty(2)(4)(5).......    $192,210     $208,529     $224,851      $243,619
                            ========     ========     ========      ========
Stockholders' equity per
 share(6):
  Historical............    $   4.86     $   4.13     $   3.59      $   3.13
  Estimated net pro-
   ceeds................        5.13         5.13         5.14          5.14
  Plus: Assets consoli-
   dated from MHC.......        0.05         0.05         0.04          0.03
  Less: Common Stock
   acquired by
   ESOP(1)..............       (0.42)       (0.42)       (0.42)        (0.42)
     Common Stock ac-
      quired by Stock-
      Based Incentive
      Plan(2)...........       (0.21)       (0.21)       (0.21)        (0.21)
                            --------     --------     --------      --------
     Pro forma stock-
      holders' equity
      per
      share(2)(4)(5)....    $   9.41     $   8.68     $   8.14      $   7.67
                            ========     ========     ========      ========
  Offering price as a
   percentage of pro
   forma stockholders'
   equity per share.....       106.3%       115.2%       122.9%        130.4%
  Offering price to pro
   forma net earnings
   per share............       17.1x        19.2x        21.4x         24.2x

                                                   (footnotes on following page)

--------
(1) It is assumed that 8% of the shares of Common Stock issued in the Conversion and Reorganization will be purchased by the ESOP. For purposes of this table, the funds used to acquire such shares are assumed to have been borrowed by the ESOP from the Company. The amount to be borrowed is reflected as a reduction of stockholders' equity. The Bank intends to make annual contributions to the ESOP in an amount at least equal to the principal and interest requirement of the debt. The Bank's total annual payment of the ESOP debt is based upon 15 equal annual installments of principal, with an assumed interest rate at 7.00%. The pro forma net earnings assume: (i) that the Bank's contribution to the ESOP is equivalent to the debt service requirement for the nine months ended September 30, 1997, and was made at the end of the period; (ii) that 42,550, 50,058, 57,568 and 66,201 shares at the minimum, midpoint, maximum and 15% above the maximum of the range, respectively, were committed to be released during the nine months ended September 30, 1997 at an average fair value of $10.00 per share in accordance with Statement of Position ("SOP") 93-6; and (iii) only the ESOP shares committed to be released were considered outstanding for purposes of the net earnings per share calculations. See "Management of the Bank--Benefits--Employee Stock Ownership Plan and Trust."
(2) Gives effect to the Stock-Based Incentive Plan expected to be adopted by the Company following the Conversion and presented for approval at a meeting of stockholders. The Stock-Based Incentive Plan intends to acquire an amount of Common Stock equal to 4% of the shares of Common Stock sold in the Conversion or 425,501, 500,581, 575,675 and 662,014 shares of
    Common Stock at the minimum, midpoint, maximum and 15% above the maximum of the Estimated Price Range, respectively, either through open market purchases, if permissible, or from authorized but unissued shares of Common stock or treasury stock of the Company, if any. Funds used by the Stock-Based Incentive Plan to purchase the shares will be contributed to the Stock-Based Incentive Plan by the Bank. In calculating the pro forma effect of the Stock-Based Incentive Plan, it is assumed that the shares were acquired by the Stock-Based Incentive Plan at the beginning of the period presented in open market purchases at the Purchase Price and that 15% of the amount contributed was an amortized expense during such period. The issuance of authorized but unissued shares of the Company's Common Stock to the Stock-Based Incentive Plan instead of open market purchases would dilute the voting interests of existing stockholders by approximately 2.2% and pro forma net earnings per share would be $0.43, $0.38, $0.34, and $0.31, at the minimum, midpoint, maximum and 15% above the maximum of the range, respectively, and pro forma shareholders' equity per share would be $9.23, $8.51, $7.98 and $7.52 at the minimum, midpoint, maximum, and 15% above the maximum of the range, respectively. There can be no assurance that stockholder approval of the Stock-Based Incentive Plan will be obtained, or that the actual purchase price of the shares will be equal to the Purchase Price. See "Management of the Bank-- Benefits--Stock-Based Incentive Plan."
(3) Historical and pro forma net earnings per share have been divided by the total number of shares to be outstanding upon consummation of the Conversion and Reorganization, as adjusted to give effect to the purchase of shares by the ESOP during the period, or 19,386,918, 22,808,152, 26,229,364, and 30,163,786 shares at the minimum, midpoint, maximum, and maximum, as adjusted, of the Estimated Price Range, respectively.
(4) No effect has been given to the issuance of additional shares of Common Stock pursuant to the options provided for in the Stock-Based Incentive Plan expected to be adopted by the Company following the Conversion and Reorganization or to the exercise of existing stock options. The Company expects to present the Stock-Based Incentive Plan for approval at a meeting of stockholders. An amount equal to 10% of the Common Stock issued in the Conversion or 1,063,754, 1,251,452, 1,439,190 and 1,655,037 shares at the minimum, midpoint, maximum and 15% above the maximum of the Estimated Price Range, respectively, will be reserved for future issuance upon the exercise of options to be granted under the Stock-Based Incentive Plan. The issuance of Common Stock pursuant to the exercise of options under the Stock-Based Incentive Plan will result in the dilution of existing stockholders' interests by approximately 5.5%. Assuming all options were exercised at the end of the period at an exercise price of $10.00 per share, the pro forma net earnings per share would be $0.41, $0.36, $0.33, and $0.29, respectively, and the pro forma stockholders' equity per share would be $9.45, $8.75, $8.24, and $7.79, respectively. See "Management of the Bank--Benefits--Stock-Based Incentive Plan."
(5) The retained earnings of the Bank will continue to be substantially restricted after the Conversion and Reorganization. See "Dividend Policy," "The Conversion--Liquidation Rights" and "Regulation--Federal Savings Institution Regulation--Limitation on Capital Distributions."
(6) Historical and pro forma shareholders' equity per share have been divided by the total number of shares to be outstanding upon consummation of the Conversion and Reorganization, or 20,400,000, 24,000,000, 27,600,000 and
    30,174,000 shares at the minimum, midpoint, maximum, and maximum, as adjusted, of the Estimated Price Range, respectively.
(7) As adjusted to give effect to an increase in the number of shares which could occur due to an increase in the Estimated Price Range of up to 15% as a result of regulatory considerations or changes in market or general financial and economic conditions following the commencement of the Subscription and Community Offerings.

                                AT OR FOR THE YEAR ENDED DECEMBER 31, 1996
                          ------------------------------------------------------
                           10,637,542   12,514,527   14,391,900    16,550,374
                          SHARES SOLD  SHARES SOLD  SHARES SOLD    SHARES SOLD
                           AT $10.00    AT $10.00    AT $10.00    AT $10.00 PER
                           PER SHARE    PER SHARE    PER SHARE     SHARE (15%
                            (MINIMUM    (MIDPOINT     (MAXIMUM    ABOVE MAXIMUM
                          OF ESTIMATED OF ESTIMATED OF ESTIMATED  OF ESTIMATED
                          PRICE RANGE) PRICE RANGE) PRICE RANGE) PRICE RANGE)(7)
                          ------------ ------------ ------------ ---------------
                                 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Gross proceeds..........    $106,375     $125,145     $143,919      $165,504
 Less: Offering expenses
  and commissions.......      (1,719)      (1,917)      (2,116)       (2,344)
                            --------     --------     --------      --------
Estimated net proceeds..     104,656      123,228      141,803       163,160
 Less: Common Stock
  purchased by ESOP.....      (8,510)     (10,012)     (11,514)      (13,240)
Common Stock purchased
       by Stock-Based
       Incentive Plan...      (4,255)      (5,006)      (5,757)       (6,620)
                            --------     --------     --------      --------
 Estimated net proceeds,
  as adjusted...........    $ 91,891     $108,210     $124,532      $143,300
                            ========     ========     ========      ========
Consolidated net
 earnings:
 Historical.............    $  4,710     $  4,710     $  4,710      $  4,710
 Pro forma earnings on
  net proceeds, as
  adjusted..............       3,133        3,690        4,247         4,887
 Less: Pro forma ESOP
  adjustment(1).........        (357)        (421)        (484)         (556)
Pro forma Stock-Based
       Incentive Plan
       adjustment(2)....        (536)        (631)        (725)         (834)
                            --------     --------     --------      --------
 Pro forma net
  earnings..............    $  6,950     $  7,348     $  7,748      $  8,207
                            ========     ========     ========      ========
Per share net
 earnings(3)
 Historical.............    $   0.24     $   0.21     $   0.18      $   0.16
 Pro forma earnings on
  net proceeds, as
  adjusted..............        0.16         0.16         0.16          0.16
 Less: Pro forma ESOP
  adjustment(1).........       (0.02)       (0.02)       (0.02)        (0.02)
Pro forma Stock-Based
       Incentive Plan
       adjustment(2)....       (0.03)       (0.03)       (0.03)        (0.03)
                            --------     --------     --------      --------
 Pro forma net earnings
  per share.............    $   0.35     $   0.32     $   0.29      $   0.27
                            ========     ========     ========      ========
Stockholders' equity:
 Historical.............    $ 92,863     $ 92,863     $ 92,863      $ 92,863
 Estimated net
  proceeds..............     104,656      123,228      141,803       163,160
 Plus: Assets
  consolidated from
  MHC...................       1,106        1,106        1,106         1,106
 Less: Common Stock
  acquired by ESOP(1)...      (8,510)     (10,012)     (11,514)      (13,240)
Common Stock acquired by
       Stock-Based
       Incentive
       Plan(2)..........      (4,255)      (5,006)      (5,757)       (6,620)
                            --------     --------     --------      --------
 Pro forma stockholders'
  equity(2)(4)(5).......    $185,860     $202,179     $218,501      $237,269
                            ========     ========     ========      ========
Stockholders' equity per
 share(6):
 Historical.............    $   4.55     $   3.87     $   3.36      $   2.93
 Estimated net
  proceeds..............        5.13         5.13         5.14          5.14
 Plus: Assets
  consolidated from
  MHC...................        0.05         0.05         0.04          0.03
 Less: Common Stock
  acquired by ESOP(1)...       (0.42)       (0.42)       (0.42)        (0.42)
Common Stock acquired by
       Stock-Based
       Incentive
       Plan(2)..........       (0.21)       (0.21)       (0.21)        (0.21)
                            --------     --------     --------      --------
 Pro forma stockholders'
  equity per
  share(2)(4)(5)........    $   9.10     $   8.42     $   7.91      $   7.47
                            ========     ========     ========      ========
Offering price as a
 percentage of pro forma
 stockholders' equity
 per share..............       109.9%       118.8%       126.4%        133.9%
Offering price to pro
 forma net earnings per
 share..................       28.6x        31.3x        34.5x         37.0x

                                                   (footnotes on following page)

--------
(1) It is assumed that 8% of the shares of Conversion Stock issued in the Conversion and Reorganization, will be purchased by the ESOP. For purposes of this table, the funds used to acquire such shares are assumed to have been borrowed by the ESOP from the Company. The amount to be borrowed is reflected as a reduction of stockholders' equity. The Bank intends to make annual contributions to the ESOP in an amount at least equal to the principal and interest requirement of the debt. The Bank's total annual payment of the ESOP debt is based upon 15 equal annual installments of principal, with an assumed interest rate at 7.00%. The pro forma net earnings assumes: (i) that the Bank's contribution to the ESOP is equivalent to the debt service requirement for the year ended December 31, 1996, and was made at the end of the period; (ii) that 56,734, 66,744, 76,757, and 88,269 shares at the minimum, midpoint, maximum and 15% above the maximum of the range, respectively, were committed to be released during the year ended December 31, 1996, at an average fair value of $10.00 per share in accordance with the SOP 93-6; and (iii) only the ESOP shares committed to be released were considered outstanding for purposes of the net earnings per share calculations. See "Management of the Bank-- Benefits--Employee Stock Ownership Plan and Trust."
(2) Gives effect to the Stock-Based Incentive Plan expected to be adopted by the Company following the Conversion and Reorganization and presented for approval at a meeting of stockholders. If the Stock-Based Incentive Plan is approved by stockholders, the Stock-Based Incentive Plan intends to acquire an amount of Conversion Stock equal to 4% of the shares of Common Stock issued in the Conversion and Reorganization, or 425,501, 500,581, 575,675, and 662,014 shares of Common Stock at the minimum, midpoint, maximum and 15% above the maximum of the Estimated Price Range, respectively, either through open market purchases, if permissible, or from authorized but unissued shares of Common Stock or treasury stock of the Company, if any. Funds used by the Stock-Based Incentive Plan to purchase the shares will be contributed to the Stock-Based Incentive Plan by the Bank. In calculating the pro forma effect of the Stock-Based Incentive Plan, it is assumed that the required stockholder approval has been received, that the shares were acquired by the Stock-Based Incentive Plan at the beginning of the period presented in open market purchases at the Purchase Price and that 20% of the amount contributed was an amortized expense during such period. The issuance of authorized but unissued shares of the Company's Common Stock to the Stock-Based Incentive Plan instead of open market purchases would dilute the voting interests of existing stockholders by approximately 2.2% and pro forma net earnings per share would be $0.36, $0.32, $0.30 and $0.27 at the minimum, midpoint, maximum and 15% above the maximum of the range, respectively, and pro forma stockholders' equity per share would be $8.92, $8.25, $7.75 and $7.32 at the minimum, midpoint, maximum and 15% above the maximum of the range, respectively. There can be no assurance that stockholder approval of the Stock-Based Incentive Plan will be obtained, or that the actual purchase price of the shares will be equal to the Purchase Price. See "Management of the Bank--Benefits--Stock-Based Incentive Plan."
(3) Historical and pro forma net earnings per share have been divided by the total number of shares to be outstanding upon consummation of the Conversion and Reorganization, as adjusted to give effect to the purchase of shares by the ESOP during the period, or 19,401,102, 22,824,838, 26,248,553 and 30,185,853 shares of Common Stock at the minimum, midpoint, maximum, and maximum, as adjusted, of the Estimated Price Range, respectively.
(4) No effect has been given to the issuance of additional shares of Common Stock pursuant to the options provided for under the Stock-Based Incentive Plan expected to be adopted by the Company following the Conversion and Reorganization or to the exercise of existing stock options. The Company expects to present the Stock-Based Incentive Plan for approval at a meeting of stockholders. If the Stock-Based Incentive Plan is approved by stockholders, an amount equal to 10% of the Conversion Stock issued in the Conversion, or 1,063,754, 1,251,452, 1,439,190 and 1,655,037 shares at the minimum, midpoint, maximum and 15% above the maximum of the Estimated Price Range, respectively, will be reserved for future issuance upon the exercise of options to be granted under the Stock-Based Incentive Plan. The issuance of Common Stock pursuant to the exercise of options under the Stock-Based Incentive Plan will result in the dilution of existing stockholders' interests by approximately 5.5%. Assuming stockholder approval of the Stock-Based Incentive Plan and all options were exercised at the end of the period at an exercise price of $10.00 per share, the pro forma net earnings per share would be $0.34, $0.31, $0.28 and $0.26, respectively, and the pro forma stockholders' equity per share would be $9.15, $8.50, $8.02 and $7.60, respectively. See "Management of the Bank-- Benefits--Stock-Based Incentive Plan."
(5) The retained earnings of the Bank will continue to be substantially restricted after the Conversion. See "Dividend Policy," "The Conversion and Reorganization--Liquidation Rights" and "Regulation--Federal Regulation of Savings Institutions--Limitation on Capital Distributions."
(6) Historical and pro forma stockholders' equity per share have been divided by the total number of shares to be outstanding upon consummation of the Conversion and Reorganization, or 20,400,000, 24,000,000, 27,600,000 and
    30,174,000 shares at the minimum, midpoint, maximum, and maximum, as adjusted, of the Estimated Price Range, respectively.
(7) As adjusted to give effect to an increase in the number of shares which could occur due to an increase in the Estimated Price Range of up to 15% as a result of regulatory considerations or changes in market or general financial and economic conditions following the commencement of the Subscription and Community Offerings.

                   FIRST SAVINGS BANK, SLA AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME

  The following Consolidated Statements of Income of the Bank and Subsidiaries for each of the years in the three-year period ended December 31, 1996 have been audited by KPMG Peat Marwick LLP, independent certified public accountants, whose report thereon is included elsewhere in this Prospectus. With respect to the information for the nine months ended September 30, 1997 and 1996, which is unaudited, in the opinion of management, all adjustments necessary for a fair presentation of such interim periods have been included and are of a normal recurring nature. Results for the nine months ended September 30, 1997 are not necessarily indicative of the results that may be expected for the fiscal year ended December 31, 1997. These Consolidated Statements of Income should be read in conjunction with the Consolidated Financial Statements and notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this Prospectus.

                                  NINE MONTHS
                              ENDED SEPTEMBER 30,   YEARS ENDED DECEMBER 31,
                              ------------------- ------------------------------
                                1997      1996      1996      1995       1994
                              --------- --------- --------- ---------  ---------
                                  (UNAUDITED)
                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
Interest income:
 Loans......................  $  32,216 $  28,489 $  38,596 $  35,245  $  32,095
 Mortgage-backed
  securities................     12,598    14,680    19,147    22,140     15,115
 Investment securities and
  other.....................      2,993     2,952     4,094     4,671      2,179
 Investment and mortgage-
  backed securities and
  loans available for sale..      6,829     4,378     6,202     2,517      3,520
                              --------- --------- --------- ---------  ---------
  Total interest income.....     54,636    50,499    68,039    64,573     52,909
                              --------- --------- --------- ---------  ---------
Interest expense:
 Deposits:
 NOW and money market
  demand....................      4,142     3,809     5,122     5,090      4,348
 Savings....................      2,462     2,665     3,514     3,568      3,609
 Certificates of deposit....     18,863    19,040    25,256    24,997     15,738
                              --------- --------- --------- ---------  ---------
                                 25,467    25,514    33,892    33,655     23,695
 Borrowed funds.............      5,124     2,130     3,372     2,036      1,440
                              --------- --------- --------- ---------  ---------
  Total interest expense....     30,591    27,644    37,264    35,691     25,135
                              --------- --------- --------- ---------  ---------
 Net interest income before
  provision for loan
  losses....................     24,045    22,855    30,775    28,882     27,774
 Provision for loan losses..        900       375       550       310        300
                              --------- --------- --------- ---------  ---------
 Net interest income after
  provision for loan
  losses....................     23,145    22,480    30,225    28,572     27,474
                              --------- --------- --------- ---------  ---------
Other operating income:
 Fees and service charges...      1,241     1,140     1,557     1,604      1,587
 Net gain on sales of loans
  and securities............        593       139       236       751         40
 Other, net.................        352       103       202      (184)       107
                              --------- --------- --------- ---------  ---------
  Total other operating
   income...................      2,186     1,382     1,995     2,171      1,734
                              --------- --------- --------- ---------  ---------
Operating expenses:
 Compensation and employee
  benefits..................      7,342     7,956    10,283     8,531      8,189
 Occupancy..................      1,491     1,517     2,048     2,056      1,875
 Equipment..................      1,103       762     1,033     1,186      1,288
 Advertising................        439       313       445       563        426
 Federal deposit insurance
  premium...................        285     1,394     1,860     1,701      1,569
 Special SAIF assessment....        --      5,220     5,220       --         --
 Amortization of
  intangibles...............      1,932     1,138     1,349     1,066        223
 General and
  administrative............      1,989     1,822     2,463     2,727      2,451
                              --------- --------- --------- ---------  ---------
  Total operating expenses..     14,581    20,122    24,701    17,830     16,021
                              --------- --------- --------- ---------  ---------
Income before income tax
 expense....................     10,750     3,740     7,519    12,913     13,187
Income tax expense..........      3,990     1,376     2,809     4,611      4,912
                              --------- --------- --------- ---------  ---------
Net income..................  $   6,760 $   2,364 $   4,710 $   8,302  $   8,275
                              ========= ========= ========= =========  =========
Basic earnings per share....  $    0.86 $    0.31 $    0.60 $    1.06  $    1.06
                              ========= ========= ========= =========  =========
Diluted earnings per share..  $    0.83 $    0.29 $    0.59 $    1.04  $    1.03
                              ========= ========= ========= =========  =========
Weighted average shares
 outstanding including
 common stock equivalents...  8,025,954 8,023,369 7,986,590 7,974,548  7,997,935
                              ========= ========= ========= =========  =========

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

  The earnings of the Bank depend primarily on its level of net interest and dividend income, which is the difference between interest earned on the Bank's interest-earning assets, consisting primarily of mortgage and consumer loans, mortgage-backed securities, U.S. Government and agency obligations, and the interest paid on interest-bearing liabilities, which consist of savings deposits and borrowings from the FHLB and primary brokers/dealers. Net interest income is a function of the Bank's interest rate spread, which is the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities, as well as a function of the average balance of interest-earning assets as compared to interest-bearing liabilities. The Bank's earnings are also affected by its level of noninterest income, including primarily loan fees and service charges, gains (losses) on sales of securities available for sale, sales of real estate acquired in settlement of loans, income from real estate operations and by its level of noninterest expense, including primarily compensation and employee benefits, occupancy, equipment, SAIF deposit premiums, and other operating expenses. Earnings of the Bank are also affected significantly by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities, which events are beyond the control of the Bank.

  The Offerings will have a pronounced effect on the Company's and Bank's financial condition in several ways. Liquidity will be greatly enhanced by the net proceeds provided, accompanied by the leverage that will be available through the investment of the funds obtained in the Offerings. The Company and the Bank will benefit from the returns provided by the capital raised in the Offerings with investments in loans, mortgage-backed securities, and possible branch and business acquisitions in the Bank's surrounding markets. The Bank will also invest a portion of the net proceeds in improving the Bank's delivery systems through its branch network and lending areas in an effort to expand its market share and enhance its product line diversification. Although the capital raised from the stock offering will initially provide the Bank with higher capital levels, the Bank will continue to exercise prudent underwriting and credit policies which do not, in the opinion of management, expose the Bank, its capital or its earnings to undue risk.

BUSINESS STRATEGY

  The Bank's business strategy is to preserve asset quality, to maintain a strong capital position by continuing to emphasize single-family lending and to seek controlled growth. The Bank's strategy emphasizes customer service and convenience, and the Bank attributes the loyalty of its customer base to its commitment to maintaining customer satisfaction. The Bank attempts to set itself apart from its competitors by providing the type of personalized service not generally available from larger banks while offering a greater variety of products and services than is typically available from smaller, local depository institutions.

  The Bank's principal business has historically been, and, to a large degree, continues to be, attracting retail deposits from the general public and investing those deposits, together with funds generated from operations and borrowings, primarily in single-family residential mortgage loans, real estate construction loans, commercial real estate loans, home equity loans and lines of credit and multi-family residential mortgage loans. The Bank maintains a significant portfolio of mortgage-backed securities and also invests in U.S. Government, federal agency and corporate debt securities and other marketable securities. The Bank's revenues are derived principally from interest on its mortgage loan and mortgage-backed securities portfolios and interest and dividends on its investment securities. The Bank's primary sources of funds are deposits, proceeds from principal and interest payments on loans and mortgage-backed securities; sales of loans, mortgage-backed securities and investments available for sale; maturities of investment securities and short-term investments; and, to an increasing extent, advances from the Federal Home Loan Bank of New York ("FHLB-NY"), reverse repurchase agreements and other borrowed funds.

  In an effort to enhance its long-term profitability and increase its market share, the Bank began, in 1997, to expand its traditional thrift lending and securities investment strategy. In this regard, the Bank has begun to diversify and expand upon the products and services it offers by focusing on small and medium-sized retail businesses as both lending and deposit customers by increasing its emphasis on the origination of commercial real estate, construction and commercial loans, as well as increasing the marketing of its business checking accounts and other business-related services. To develop full-service relationships with commercial customers, the Bank has introduced merchant services, such as merchant credit card processing, overdraft sweep accounts and express teller services. The Bank intends to hire additional lending personnel with expertise in commercial real estate lending to facilitate growth in this area. It is also the Bank's intention to increase lending volumes through the use of third-party correspondent lending, without compromising credit quality, as the correspondents selected will be using the Bank's underwriting guidelines and approved appraisers.

  As part of the Bank's asset/liability management strategy, and as a means of enhancing profitability, the Bank also invests in securities. More recently, the Bank has begun to increase its borrowings as a means of funding asset growth. The average balance of borrowings outstanding for the year ended December 31, 1996 was $55.2 million, compared to $111.0 million for the nine months ended September 30, 1997. To the extent the Bank continues to increase its utilization of borrowings, it may incur an increase in the average cost of funds, and a corresponding decrease in its net interest margin.

  The Bank is in the process of redesigning its retail delivery system to facilitate the transition from deposit gathering to active sales promotion and tracking. The Bank has also invested in a Marketing Customer Information File marketing system to provide better target marketing and develop product and customer profitability levels. This strategy is intended to enable the Bank to reach new and existing customers with products and services which match their profile, and result in more effective use of the Bank's marketing initiatives. The desired results of the revamping of the retail branch network are to attract low-cost deposit accounts, primarily non-interest bearing checking, and also to maintain its current core customers by enhancing existing services to become more efficient.

  The Bank has, and will continue to, actively pursue growth in contiguous markets, as evidenced in its retail expansion via branch purchase transactions with the RTC. The Bank has opened a new branch in its corporate headquarters, and will actively seek opportunities as they present themselves. The Bank and the Company may use a portion of the net Conversion and Reorganization proceeds to open additional branch offices or acquire other financial institutions. However, neither the Company nor the Bank have any pending agreements or understandings regarding acquisitions of any specific financial institutions or branch offices.

  The Bank emphasizes its attention to quality service, but also monitors its operating expenses to maintain its profitability. As business lines and products are added, the Bank develops break-even levels and budgetary constraints to make sure the service or product offered is enhancing returns and meeting growth targets. The Bank regularly reviews its retail operations to verify that they maintain lending and retail deposit growth initiatives and retention targets. As a result of this review, the Bank entered into an agreement with a commercial bank to sell its Eatontown branch, which at September 30, 1997, had total deposits of $28.2 million. The Bank determined that this branch, acquired from the RTC in 1991 in a cluster of three branches of another financial institution, had not performed to the Bank's targeted retail lending and cost of funds levels. This transaction is scheduled to close in February 1998.

YEAR 2000 COMPLIANCE ISSUES

  First Savings Bank has adopted a Year 2000 Compliance Plan. This plan was approved by the Board of Directors and has been submitted to the OTS. First Savings has also established a Year 2000 Compliance Committee, which includes members of senior management from all operating areas. The objectives of the plan and the committee are to ensure that the Bank will be prepared for the new millennium. As recommended by the Federal Financial Institutions Examination Council, the Year 2000 Compliance Plan encompasses the following phases: Awareness, Assessment, Renovation, Validation and Implementation. These phases will enable the Bank to identify risks, develop an action plan, perform adequate testing and complete certification that its processing systems will be Year 2000 compliant. Execution of the plan is currently on target and no material expenses have been identified to date. The Bank is currently in Phase 2--Assessment, which will identify and inventory all hardware, software, networks and forms affected by the Year 2000 change. Prioritization of the most critical applications has been addressed, along with contract and service agreements. The Bank is identifying if there are any areas where technical expertise would be necessary. The Renovation Phase will include code enhancements, program changes, hardware and software upgrades, and system replacements, if necessary. The Validation Phase involves testing of changes to hardware and software, accompanied by monitoring and testing with vendors. The Implementation Phase is to certify that systems are Year 2000 compliant, along with assurances that any new systems are compliant on a going-forward basis.

  While the Bank has not determined the final cost of compliance, it currently anticipates such costs to be immaterial. No assurances can be given, however, that execution of the plan will be completed successfully by the year 2000, in which event the Bank could incur significant costs.

MARKET RISK

  Market risk is the risk of loss from adverse changes in market prices and rates. The Bank's market risk arises primarily from interest rate risk inherent in its lending, investment and deposit taking activities. The Bank's profitability is affected by fluctuations in interest rates. A sudden and substantial increase in interest rates may adversely impact the Bank's earnings to the extent that the interest rates borne by assets and liabilities do not change at the same speed, to the same extent or on the same basis. To that end, management actively monitors and manages its interest rate risk exposure.

  The principal objective of the Bank's interest rate risk management is to evaluate the interest rate risk inherent in certain balance sheet accounts, determine the level of risk appropriate given the Bank's business strategy, operating environment, capital and liquidity requirements and performance objectives, and manage the risk consistent with the Board of Directors' approved guidelines. Through such management, the Bank seeks to minimize the vulnerability of its operations to changes in interest rates. The Bank's Board of Directors reviews the Bank's interest rate risk position quarterly. The Bank's Asset/Liability Committee is comprised of the Bank's senior management under the direction of the Board of Directors, with senior management responsible for reviewing with the Board of Directors its activities and strategies, the effect of those strategies on the Bank's net interest margin, the market value of the portfolio and the effect that changes in interest rates will have on the Bank's portfolio and the Bank's exposure limits. In addition, the Bank has established an Asset/Liability Strategy Committee ("ALSCO"), a subcommittee of the Asset/Liability Committee, which is charged with establishing and maintaining a monitoring system for all marketing initiatives providing management reports, and formulating and recommending strategies to the Asset/Liability Committee. The ALSCO meets at least twice monthly. See "Risk Factors--Potential Impact of Changes in Interest Rates."

  The Bank utilizes the following strategies to manage interest rate risk: (1) emphasizing the origination and retention of fixed-rate mortgage loans having terms to maturity of not more than 20 years, adjustable-rate loans and consumer loans consisting primarily of home equity loans and lines of credit;
(2) selling substantially all fixed-rate conforming mortgage loans with terms of thirty years without recourse and on a servicing-retained basis; and (3) investing primarily in adjustable-rate mortgage-backed securities, which may generally bear lower yields as compared to longer term investments, but which better position the Bank for increases in market interest rates, and holding the majority of these securities as available for sale. The Bank currently does not participate in hedging programs, interest rate swaps or other activities involving the use of off-balance sheet derivative financial instruments, but may do so in the future to mitigate interest rate risk.

  Net Portfolio Value. The Bank's interest rate sensitivity is monitored by management through the use of the OTS model which estimates the change in the Bank's net portfolio value ("NPV") over a range of interest rate scenarios, and the Federal Home Loan Bank of Atlanta Asset/Liability Model. The NPV is defined as the current market value of assets, minus the current market value of liabilities, plus or minus the current value of off-balance sheet items. The market values are estimated through two cash flow-based valuation methodologies and an option-based valuation model: (1) static discounted cash flow analysis, (2) an option-based pricing analysis (modified discounted cash flow analysis to value embedded options), and (3) the Black-Scholes model to value off-balance sheet items. The change in NPV measures an institution's vulnerability to changes in interest rates by estimating the change in the market value of an institution's assets, liabilities, and off-balance sheet contracts in response to an instantaneous change in the general level of interest rates.

  The OTS uses, as a critical point, a change of plus or minus 200 basis points in order to set its "normal" institutional results and peer comparisons. The greater the change, positive or negative, in NPV, the more interest rate risk is assumed to exist within the institution. The following table lists the Bank's percentage change in NPV assuming an immediate change of plus or minus of up to 400 basis points from the level of interest rates at September 30, 1997, as calculated by the OTS. As the table shows, increases in interest rates would result in decreases in the Bank's NPV, while decreases in interest rates would result in increases in the Bank's NPV. All market risk instruments presented in this table are held to maturity or available for sale. The Bank has no trading securities.

                                                          NPV AS % OF PORTFOLIO
          CHANGE IN            NET PORTFOLIO VALUE           VALUE OF ASSETS
       INTEREST RATES    -------------------------------- -------------------------
       IN BASIS POINTS                                      NPV
        (RATE SHOCK)       AMOUNT    $ CHANGE    % CHANGE  RATIO        CHANGE(1)
       ---------------   ---------- ------------ -------- -----------  ------------
                         (DOLLARS IN THOUSANDS)
        400              $   72,140 $   (55,218)  (43.0)         7.30%         (461)
        300                  89,115     (38,243)  (30.0)         8.81          (310)
        200                 104,705     (22,653)  (18.0)        10.14          (178)
        100                 117,921      (9,437)   (7.0)        11.20           (71)
        Static              127,358         --      --          11.92           --
        (100)               131,681       4,323     3.0         12.19            27
        (200)               132,680       5,322     4.0         12.19            27
        (300)               135,050       7,692     6.0         12.28            37
        (400)               140,536      13,178    10.0         12.63            71

--------
(1) Expressed in basis points.

  Certain shortcomings are inherent in the methodology used in the above interest rate risk measurements. Modeling changes in NPV require the making of certain assumptions which may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the NPV model presented assumes that the composition of the Bank's interest sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and also assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or repricing of specific assets and liabilities. Accordingly, although the NPV measurements and net interest income models provide an indication of the Bank's interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on the Bank's net interest income and will differ from actual results.

ANALYSIS OF NET INTEREST INCOME

  Net interest income represents the difference between income on interest-earning assets and expense on interest-bearing liabilities. Net interest income also depends on the relative amounts of interest-earning assets and interest-bearing liabilities and the interest rate earned or paid on them.

  Average Balance Sheet. The following table sets forth certain information relating to the Bank's average balance sheet and reflects the average yield on assets and average cost of liabilities for the periods indicated and the average yields earned and rates paid. Such yields and costs are derived by dividing annualized income or expense by the average balance of assets or liabilities, respectively, for the periods presented. Average balances are derived from month-end balances.

                                                         NINE MONTHS ENDED SEPTEMBER 30,
                            AT SEPTEMBER 30,  -----------------------------------------------------
                                  1997                   1997                       1996
                            ----------------- --------------------------- -------------------------
                                                                  AVERAGE                   AVERAGE
                                       YIELD/  AVERAGE            YIELD/  AVERAGE           YIELD/
                             BALANCE    COST   BALANCE   INTEREST  COST   BALANCE  INTEREST  COST
                            ---------- ------ ---------- -------- ------- -------- -------- -------
                                                    (DOLLARS IN THOUSANDS)
ASSETS:
Interest-earning assets:
 Loans receivable,
  net(1)..................  $  567,197  7.84% $  540,782 $32,216   7.94%  $480,638 $28,489   7.90%
 Mortgage-backed securi-
  ties....................     228,158  7.33     243,273  12,598   6.90    289,080  14,680   6.77
 Investment securities....      40,959  7.23      41,236   2,258   7.30     35,665   2,002   7.48
 Investment and mortgage-
  backed securities and
  loans available for
  sale....................     140,395  6.77     144,510   6,829   6.30     95,717   4,378   6.10
 Other interest-earning
  investments(2)..........      25,970  6.09      17,163     735   5.71     24,642     950   5.14
                            ----------        ---------- -------          -------- -------
 Total interest-earning
  assets..................   1,002,679  7.50     986,964  54,636   7.38    925,742  50,499   7.27
Non-interest earning as-
 sets.....................      41,834            46,474                    39,524
                            ----------        ----------                  --------
Total assets..............  $1,044,513        $1,033,438                  $965,266
                            ==========        ==========                  ========
LIABILITIES AND STOCKHOLD-
 ERS' EQUITY:
Interest-bearing liabili-
 ties:
 NOW and money market ac-
  counts..................  $  195,003  2.93  $  191,758   4,142   2.88   $177,228   3,809   2.87
 Passbook and statement
  savings.................     123,384  2.54     129,334   2,462   2.54    141,031   2,665   2.52
 Certificate accounts.....     464,652  5.54     463,939  18,863   5.42    470,523  19,040   5.40
 Borrowed funds...........     124,465  5.98     110,954   5,124   6.16     46,978   2,130   6.05
                            ----------        ---------- -------          -------- -------
 Total interest-bearing
  liabilities.............     907,504  4.63     895,985  30,591   4.55    835,760  27,644   4.41
                                                         -------
Non-interest-bearing de-
 posits...................      26,410            21,109                    19,667
Other liabilities.........      11,386            20,147                    18,677
                            ----------        ----------                  --------
Total liabilities.........     945,300           937,241                   874,104
Stockholders' equity......      99,213            96,197                    91,162
                            ----------        ----------                  --------
Total liabilities and
 stockholders' equity.....  $1,044,513        $1,033,438                  $965,266
                            ==========        ==========                  ========
Net interest
 income/interest rate
 spread(3)................              2.87%            $24,045   2.83%           $22,855   2.86%
                                        ====             =======   ====            =======   ====
Net interest-earning
 assets/net interest rate
 margin(4)...................                 $   90,979           3.25%  $ 89,982           3.29%
                                              ==========           ====   ========           ====
Ratio of interest-earning
 assets to interest-bear-
 ing liabilities..........                         1.10x                     1.11x
                                              ==========                  ========

--------
(1) Loans receivable, net includes non-accrual loans.
(2) Includes federal funds sold and FHLB-NY stock.
(3) Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(4) Net interest margin represents net interest income divided by average interest-earning assets.

                                                    YEARS ENDED DECEMBER 31,
                          --------------------------------------------------------------------------------
                                    1996                       1995                       1994
                          -------------------------- -------------------------- --------------------------
                                             AVERAGE                    AVERAGE                    AVERAGE
                          AVERAGE            YIELD/  AVERAGE            YIELD/  AVERAGE            YIELD/
                          BALANCE   INTEREST  COST   BALANCE   INTEREST  COST   BALANCE   INTEREST  COST
                          --------  -------- ------- --------  -------- ------- --------  -------- -------
                                                     (DOLLARS IN THOUSANDS)
ASSETS:
 Interest-earning
  assets:
 Loans receivable,
  net(1)................  $487,619  $38,596   7.92%  $457,802  $35,245   7.70%  $413,314  $32,095   7.77%
 Mortgage-backed
  securities............   282,021   19,147   6.79    332,167   22,140   6.67    267,274   15,115   5.66
 Investment securities..    36,810    2,741   7.45     44,334    3,171   7.15     24,954    1,410   5.65
 Investment and
  mortgage-backed
  securities and loans
  available for sale....   101,244    6,202   6.13     42,425    2,517   5.93     56,270    3,520   6.26
 Other interest-earning
  investments(2)........    23,525    1,353   5.75     21,069    1,500   7.12     12,948      769   5.94
                          --------  -------          --------  -------          --------  -------
  Total interest-earning
   assets...............   931,219   68,039   7.31    897,797   64,573   7.19    774,760   52,909   6.83
                                    -------                    -------                    -------
 Non-interest earning
  assets................    34,360                     16,030                     22,407
                          --------                   --------                   --------
  Total assets..........  $965,579                   $913,827                   $797,167
                          ========                   ========                   ========
LIABILITIES AND
 STOCKHOLDERS' EQUITY:
 Interest-bearing
  liabilities:
 NOW and money market
  accounts..............  $178,176    5,122   2.87   $179,978    5,090   2.83   $168,168    4,348   2.59
 Passbook and statement
  savings...............   139,045    3,514   2.53    140,122    3,568   2.55    143,738    3,609   2.51
 Certificate accounts...   468,894   25,256   5.39    453,655   24,997   5.51    361,589   15,738   4.35
 Borrowed funds.........    55,241    3,372   6.10     33,575    2,036   6.06     29,896    1,440   4.82
                          --------  -------          --------  -------          --------  -------
  Total interest-bearing
   liabilities..........   841,356   37,264   4.43    807,330   35,691   4.42    703,391   25,135   3.57
                                    -------                    -------                    -------
 Non-interest-bearing
  deposits..............    19,491                     16,610                     14,002
 Other liabilities......    12,799                      8,029                      8,638
                          --------                   --------                   --------
  Total liabilities.....   873,646                    831,969                    726,031
 Stockholders' equity...    91,933                     81,858                     71,136
                          --------                   --------                   --------
  Total liabilities and
   stockholders'
   equity...............  $965,579                   $913,827                   $797,167
                          ========                   ========                   ========
 Net interest
  income/interest rate
  spread(3).............            $30,775   2.88%            $28,882   2.77%            $27,774   3.26%
                                    =======   ====             =======   ====             =======   ====
 Net interest-earning
  assets/net interest
  margin(4).............  $ 89,863            3.30%  $ 90,467            3.22%  $ 71,369            3.58%
                          ========            ====   ========            ====   ========            ====
 Ratio of interest-
  earning assets to
  interest-bearing
  liabilities...........      1.11x                      1.11x                      1.10x
                          ========                   ========                   ========

--------
(1)Loans receivable, net includes non-accrual loans.
(2)Includes federal funds sold and FHLB-NY stock.
(3) Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(4) Net interest margin represents net interest income divided by average interest-earning assets.

RATE/VOLUME ANALYSIS

  Net interest income can also be analyzed in terms of the impact of changing interest rates on interest-earning assets and interest-bearing liabilities and changing volume or amount of these assets and liabilities. The following table represents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected the Bank's interest income and interest expense during the periods indicated. Information is provided in each category with respect to (i) changes attributable to changes in volume (change in volume multiplied by prior rate), (ii) changes attributable to changes in rate (change in rate multiplied by prior volume), and (iii) the net change. Changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.

                           NINE MONTHS ENDED            YEAR ENDED                YEAR ENDED
                           SEPTEMBER 30, 1997       DECEMBER 31, 1996         DECEMBER 31, 1995
                              COMPARED TO              COMPARED TO               COMPARED TO
                           NINE MONTHS ENDED            YEAR ENDED                YEAR ENDED
                           SEPTEMBER 30, 1996       DECEMBER 31, 1995         DECEMBER 31, 1994
                          ----------------------  ------------------------  ------------------------
                            INCREASE                 INCREASE                  INCREASE
                           (DECREASE)               (DECREASE)                (DECREASE)
                             DUE TO                   DUE TO                    DUE TO
                          -------------           ---------------           ---------------
                          VOLUME   RATE    NET    VOLUME    RATE     NET    VOLUME   RATE      NET
                          -------  ----  -------  -------  ------  -------  ------  -------  -------
                                                    (IN THOUSANDS)
INTEREST-EARNING ASSETS:
 Loans receivable, net..  $ 3,582  $145  $ 3,727  $ 2,329  $1,022  $ 3,351  $3,441  $  (291) $ 3,150
 Mortgage-backed securi-
  ties..................   (2,527)  445   (2,082)  (3,387)    394   (2,993)  4,049    2,976    7,025
 Investment securities..      333   (77)     256     (558)    128     (430)  1,312      449    1,761
 Investment and mort-
  gage-backed securities
  and loans available
  for sale..............    2,303   148    2,451    3,597      88    3,685    (826)    (177)  (1,003)
 Other interest earning
  investments...........     (363)  148     (215)     162    (309)    (147)    555      176      731
                          -------  ----  -------  -------  ------  -------  ------  -------  -------
 Total..................    3,328   809    4,137    2,143   1,323    3,466   8,531    3,133   11,664
                          -------  ----  -------  -------  ------  -------  ------  -------  -------
INTEREST-BEARING LIABIL-
 ITIES:
Deposits:
 NOW and money market
  accounts..............      319    14      333      (46)     78       32     320      422      742
 Passbook and statement
  savings...............     (237)   34     (203)     (27)    (27)     (54)    (95)      54      (41)
 Certificates of depos-
  it....................     (289)  112     (177)     819    (560)     259   4,521    4,738    9,259
Borrowed funds..........    2,955    39    2,994    1,322      14    1,336     193      403      596
                          -------  ----  -------  -------  ------  -------  ------  -------  -------
 Total..................    2,748   199    2,947    2,068    (495)   1,573   4,939    5,617   10,556
                          -------  ----  -------  -------  ------  -------  ------  -------  -------
Net change in net inter-
 est income.............  $   580  $610  $ 1,190  $    75  $1,818  $ 1,893  $3,592  $(2,484) $ 1,108
                          =======  ====  =======  =======  ======  =======  ======  =======  =======

COMPARISON OF FINANCIAL CONDITION AT SEPTEMBER 30, 1997 AND DECEMBER 31, 1996

  Assets. Total assets increased by $57.4 million, or 5.8%, to $1.0 billion at September 30, 1997, from $987.1 million at December 31, 1996. Cash and cash equivalents increased $14.8 million, or 163.2%, to $23.8 million as of September 30, 1997, from $9.0 million at December 31, 1996. The increase was due primarily to a temporary increase in the balance of federal funds sold. These funds were subsequently invested in longer term, higher yielding assets. Investment securities, including those available for sale, increased $5.2 million, or 9.7%, to $59.0 million as of September 30, 1997, from $53.8 million at December 31, 1996. Mortgage-backed securities, including those available for sale, decreased $22.7 million, or 6.1%, to $350.5 million at September 30, 1997, from $373.2 million at December 31, 1996. The primary source of the asset growth was increased lending. Net loans receivable, inclusive of those available for sale, grew by $57.3 million, or 11.2%, to $567.2 million at September 30, 1997, from $509.9 million at December 31, 1996. The increase in loans was due to management's strategic decision to maintain a higher percentage of loans as a balance sheet component. Management emphasized the origination of residential single-family five-year adjustable rate mortgages and construction loans. Loan originations totaled $105.2 million for the nine months ended September 30, 1997 as compared to $97.3 million for the same period in 1996. Repayment of principal on loans totaled $51.0 million for the nine months ended September 30, 1997 as compared to $59.7 million for the same period in 1996. Over the 1997 period, principal repayments and sales of mortgage backed securities were primarily used to fund loan growth. Premises and equipment, net increased $2.9 million to $13.3 million at September 30, 1997, from $10.4 million at December 31, 1996. The increase was primarily due to costs capitalized in conjunction with the completion of the Bank's new corporate headquarters in Woodbridge, New Jersey. Excess of cost over fair value of net assets acquired decreased $1.9 million to $9.0 million at September 30, 1997, from $11.0 million at December 31, 1996. Normal amortization accounted for $635,000 of this decrease. In addition, an impairment writedown of the core deposit intangible totaling $1.3 million was recognized as of September 30, 1997, on deposits acquired from the RTC in 1995.

  Liabilities. Deposits increased $14.9 million, or 1.9%, to $809.4 million at September 30, 1997, from $794.6 million at December 31, 1996. Borrowed funds increased $35.9 million, or 40.8%, to $123.9 million at September 30, 1997, from $88.0 million at December 31, 1996. The increased deposits and borrowed funds were used primarily to fund the asset growth detailed above as well as for normal operations. Advances by borrowers for taxes and insurance increased $782,000, or 17.0%, to $5.4 million at September 30, 1997, from $4.6 million at December 31, 1996, primarily due to the timing of these payments as well as an increase in the residential loan portfolio.

  Stockholders' Equity. The Bank's stockholders' equity increased $6.4 million for the nine months ended September 30, 1997, due primarily to earnings of $6.8 million, partially offset by dividends of $1.2 million declared and paid during the first nine months of 1997. Stockholder's equity was also positively affected by an increase in the market value of securities available for sale which resulted in an increase in the value of such investments of $196,000, net of applicable income tax effect. Proceeds from stock options exercised during the first nine months of 1997 totaled $430,000.

  The OTS requires that the Bank meet minimum tangible, core, and risk-based capital requirements. At September 30, 1997, the Bank exceeded all regulatory capital requirements.

COMPARISON OF FINANCIAL CONDITION AT DECEMBER 31, 1996 AND DECEMBER 31, 1995

  Assets. The Bank's assets at December 31, 1996, totaled $987.1 million, an increase of $42.1 million, or 4.5% from December 31, 1995. Cash and cash equivalents decreased $17.5 million, or 65.9%, to $9.0 million at December 31, 1996 from $26.5 million at December 31, 1995. The decrease was due primarily to federal funds being utilized to fund loan production. Investment securities, including those available for sale, increased $12.7 million, or 31.0%, to $53.8 million at December 31, 1996, from $41.1 million at December 31, 1995. The increase was due primarily to purchases of investment securities of $52.7 million, partially offset by sales, calls, and maturities of investment securities of $39.8 million. FHLB-NY stock increased $1.2 million, or 18.4%, to $7.4 million at December 31, 1996, due to an additional purchase of stock as required by FHLB-NY. Loans receivable, net increased $51.9 million, or 11.3%, to $509.6 million at December 31, 1996 from $457.8 million at December 31, 1995. The Bank originated $124.1 million in loans during 1996, compared to $95.7 million for 1995. The Bank also purchased $10.1 million of first mortgage loans secured by one- to four-family properties in New Jersey from third-party correspondents during 1996, compared with $5.2 million during 1995. The Bank will continue to originate residential and commercial mortgage loans through its retail outlets, in-house originators, brokers and third-party correspondents. The Bank will also continue to warehouse and sell its 30-year fixed-rate conforming mortgage loans. The Bank provided $550,000 for loan losses during 1996, compared to $310,000 for 1995. Although non-performing loans decreased to $4.8 million at December 31, 1996, from $6.0 million at December 31, 1995, the Bank's loan portfolio growth warranted an increase in the provision. Real estate owned ("REO") decreased $1.6 million to $1.5 million at December 31, 1996, from $3.1 million at December 31, 1995. The Bank acquired $2.5 million in properties, provided $105,000 for losses on REO, while selling $4.2 million during 1996. Mortgage-backed securities, including those available for sale, totaled $373.2 million at December 31, 1996, compared to $377.5 million at December 31, 1995. The available for sale portfolio increased $31.5 million, while the held to maturity portfolio decreased $35.8 million, as the Bank continued to more actively manage its mortgage-backed securities portfolio. Premises and equipment, net increased $1.0 million, or 10.8%, to $10.4 million at December 31, 1996, as the Bank was renovating its new corporate headquarters. Excess of cost over fair value of net assets acquired decreased $1.3 million, or 11.0%, to $11.0 million at December 31, 1996, from $12.3 million at December 31, 1995, as the Bank recognized an impairment writedown totaling $334,000 on deposits acquired from the RTC in 1991, along with normal amortization of core deposit premiums.

  Liabilities. Deposits decreased $11.7 million, or 1.5%, to $794.6 million at December 31, 1996, from $806.3 million at December 31, 1995. The decrease was primarily due to a reduction in the dependence on higher rate certificates of deposits, accompanied by the outflow of funds into other investment vehicles, specifically mutual funds and the equity markets. Borrowed funds, which consist of FHLB-NY advances and repurchase agreements, increased $49.2 million, or 127.1%, to $88.0 million at December 31, 1996, from $39.0 million at December 31, 1995. The Bank repaid $37.2 million in borrowings, while proceeds on new borrowings totaled $86.4 million during 1996. Due to the decline in deposits, funding for continued loan production was attained through borrowings. ESOP debt decreased $100,000 to $646,000 at December 31, 1996, as a result of principal payments during 1996. Advances by borrowers for taxes and insurance increased $787,000, or 20.6%, to $4.6 million at December 31, 1996, as a direct correlation with the growth of the loan portfolio. Other liabilities increased $765,000, or 13.5%, to $6.4 million at December 31, 1996, from $5.7 million at December 31, 1995, primarily as a result of an increase in accrued liabilities.

  Stockholders' Equity. Stockholders' equity increased $3.2 million, or 3.5%, to $92.9 million at December 31, 1996, from $89.7 million at December 31, 1995. The increase was primarily attributable to earnings for the year ended December 31, 1996, of $4.7 million, offset by cash dividends of $1.2 million, the acquisition of shares for the Recognition and Retention Plan ("RRP") totaling $310,000, and a net change in unrealized loss on securities available for sale of $168,000. Proceeds from stock options exercised during 1996 totaled $32,000.

  The OTS requires that the Bank meet minimum tangible, core, and risk-based capital requirements. At December 31, 1996, the Bank exceeded all regulatory capital requirements.

COMPARISON OF OPERATING RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997 AND SEPTEMBER 30, 1996

  Results of Operations. Net income for the nine months ended September 30, 1997 was $6.8 million, or basic earnings per share of $0.86, compared with $2.4 million, or basic earnings per share of $0.31, for the corresponding 1996 period. The earnings for 1997 were affected by an impairment writedown of the core deposit intangible recognized as of September 30, 1997. An after tax charge of $867,000 was incurred due to this writedown. Net income for the nine months ended September 30, 1997, excluding this charge, was $7.6 million, or basic earnings per share of $0.97. The 1996 period was affected by non-recurring charges incurred due to the special assessment to recapitalize the SAIF and also due to benefits payable as a result of the passing of the Bank's long-time President. Earnings for the 1996 period would have been $6.6 million, or basic earnings of $0.84 per share, without these non-recurring charges. These non-recurring charges in 1996 and 1997 resulted in a lower return on average assets and equity in both years.

  Interest income. Interest income increased by $4.1 million, or 8.2%, to $54.6 million for the nine months ended September 30, 1997, compared to $50.5 million for the same period in 1996. Interest on loans increased $3.7 million, or 13.1%, to $32.2 million for the nine months ended September 30, 1997, from $28.5 million for the same period in 1996. The increase was due primarily to an increase in the average size of the loan portfolio to $540.8 million for the nine-month period ended September 30, 1997, from $480.6 million for the same period in 1996. Interest on mortgage-backed securities held to maturity decreased $2.1 million, or 14.2%, to $12.6 million for the nine months ended September 30, 1997, compared to $14.7 million for the same period in 1996. The decrease was due to the decreased average balance of the mortgage-backed securities held to maturity portfolio for the nine months of 1997 to $243.3 million, from $289.1 million for the same period in 1996, partially offset by an increase in the yield on the portfolio to 6.90% for 1997 from 6.77% for 1996. The decrease in mortgage-backed securities held to maturity balances was due primarily to principal repayments on existing mortgage-backed securities held to maturity being utilized to fund loan production. The majority of mortgage-backed securities purchased over the period were classified as available for sale. Interest and dividends on investment securities increased $41,000, or 1.4%, for the nine months ended September 30, 1997. Interest on investments and mortgage-backed securities available for sale increased $2.5 million, or 56.0%, to $6.8 million for the nine months ended September 30, 1997, as compared to $4.4 million for the same period in 1996. The increase was due to an increase in the average balance of the available for sale portfolio to $144.5 million for the nine months ended September 30, 1997, from $95.7 million for the same period of 1996 along with an increase in the yield on the portfolio to 6.30% for 1997 from 6.10% in 1996.

  Interest Expense. Interest expense increased $2.9 million, or 10.7%, to $30.6 million for the nine months ended September 30, 1997, compared to $27.6 million for the same period in 1996. Interest expense on deposits decreased $47,000, or 0.2%, to $25.5 million for the nine month period ended September 30, 1997. Interest expense on borrowed funds increased $3.0 million, or 140.6%, to $5.1 million for the nine months ended September 30, 1997, compared to $2.1 million for the same period in 1996. The increase was due primarily to the growth in the average balance of borrowings, which was $111.0 million for the nine months ended September 30, 1997, as compared to $47.0 million for the comparable 1996 period. This increase was attributable to management's strategy to fund the purchase of investment and mortgage-backed securities through the use of borrowed funds, where accretive to earnings. The interest expense on borrowings was also affected by an increase in the average cost of borrowings to 6.16% for the nine months ended September 30, 1997, from 6.05% for the comparable 1996 period.

  Net Interest Income Before Provision for Loan Losses. Net interest income before provision for loan losses increased $1.2 million, or 5.2%, to $24.0 million for the nine months ended September 30, 1997, compared to $22.9 million for the same period in 1996. The increase was due to the changes in interest income and interest expense described above.

  Provision for Loan Losses. The provision for loan losses increased $525,000, or 140.0%, to $900,000 for the nine months ended September 30, 1997, compared to $375,000 for the same period in 1996. The increase in the provision was primarily due to the increase in the balance of single family residential loan portfolio and, to a lesser degree, commercial real estate and construction lending, and the risks inherent in those loan portfolios. Net loans increased $68.6 million between September 30, 1997 and September 30, 1996. The provision was based upon management's review and evaluation of the loan portfolio, level of delinquencies, general market and economic conditions, and asset classification review. In management's opinion, the allowance for loan losses, totaling $6.0 million, is adequate to cover losses inherent in the portfolio. Although management considers the allowance for loan losses to be adequate, additional problems could develop and lead to additional loan loss provisions and asset write-downs.

  Other Operating Income. Other operating income increased $804,000, or 58.2%, to $2.2 million for the nine months ended September 30, 1997, compared to $1.4 million for the same period in 1996. Fees and service charges increased $101,000, or 8.9%, to $1.2 million for the nine months ended September 30, 1997, from $1.1 million for the same period in 1996. This increase was due to a higher number of demand deposit accounts along with higher service fees. The overall increase in other operating income was due primarily to an increase of $454,000 in gains on sales of loans and securities available for sale to $593,000 for the nine months ended September 30, 1997, from $139,000 for the comparable 1996 period. The increase was due primarily to net gains of $545,000 recognized in the third quarter of 1997 and such gains were principally attributable to sales of mortgage-backed securities available for sale. The "other, net" category of other operating income increased $249,000, or 241.7%, to $352,000 for the nine months ended September 30, 1997, from $103,000 for the same period in 1996. The changes in that category were primarily due to reduced expense of $131,000 associated with REO operations and increased income of $121,000 realized by the Bank's wholly owned subsidiary, FSB Financial Corp., which markets annuities and other financial products to customers of the Bank and receives commissions on sales.

  Operating Expenses. Operating expenses decreased $5.5 million, or 27.5%, to $14.6 million for the nine months ended September 30, 1997, from $20.1 million for the same period in 1996. The decrease was primarily due to the SAIF assessment and employee benefit costs. Compensation and employee benefits decreased $614,000, or 7.7%, to $7.3 million for the nine months ended September 30, 1997, compared to $8.0 million for the same period in 1996. The 1996 period included a non-recurring charge to earnings of $1.0 million for benefits payable as a result of the passing of the Bank's long-time Chairman and President. Equipment expense increased $341,000, or 44.8%, to $1.1 million for the nine months ended September 30, 1997, from $762,000 million for the same period in 1996. The increase was due to the write off of certain equipment determined to be obsolete and increased depreciation expense incurred due to an upgrade of the Bank's computer equipment. The Bank incurred reduced FDIC insurance premiums in 1997. On September 30, 1996, the President signed into law the Deposit Insurance Funds Act of 1996 (the "Funds Act") which, among other things, imposed a one-time special assessment on SAIF member institutions, including the Bank, to recapitalize the SAIF. The Bank's special assessment of $5.2 million was reflected as an expense in the 1996 period. As a result of the Funds Act, the FDIC substantially lowered the SAIF insurance assessments on SAIF member institutions. The Bank's assessment rate has now been reduced to 6.4 basis points from 23 basis points and the corresponding FDIC expense decreased $1.1 million, or 80%, to $285,000 for the nine months ended September 30, 1997, from $1.4 million for the comparable 1996 period. Amortization of intangibles increased $794,000, or 69.8%, to $1.9 million for the nine months ended September 30, 1997, from $1.1 million for the same period in 1996. An impairment writedown of the core deposit intangible totaling $1.3 million was recognized as of September 30, 1997, regarding deposits acquired from the RTC in 1995.

  Income Tax Expense. Income tax expense totaled $4.0 million for the nine months ended September 30, 1997, compared to $1.4 million for the comparable 1996 period, which represented an increase of $2.6 million, or 190.0%. The increase was due primarily to an increase in taxable income. Taxable income was affected in the 1996 period by several non-recurring charges.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995

  Results of Operations. Net income for the year ended December 31, 1996, totaled $4.7 million, a 43.4% decrease from the $8.3 million earned in 1995. The decrease was primarily attributable to non-recurring charges for the special assessment to recapitalize the SAIF and the expenses resulting from the passing of the Bank's long-time President. Return on average stockholders' equity was adversely affected in 1995 by the Bank's 1995 Secondary Offering completed in July 1995, which raised $7.2 million in capital.

  Interest Income. Interest income for the year ended December 31, 1996, totaled $68.0 million, an increase of $3.5 million, or 5.4%, from $64.6 million for the year ended December 31, 1995. The increase was due primarily to an increase in the average balance of interest-earning assets to $931.2 million for 1996, from $897.8 million for 1995. Interest income on loans increased $3.4 million, or 9.5%, to $38.6 million for the year ended December 31, 1996, compared to $35.2 million for 1995. The increase was due primarily to the increase in the average balance of the loan portfolio to $487.6 million for the year ended December 31, 1996, from $457.8 million for 1995. Interest on mortgage-backed securities held to maturity decreased $3.0 million, or 13.5%, to $19.1 million for the year ended December 31, 1996, from $22.1 million for 1995. The decrease was primarily due to a reduction in the average size of the mortgage-backed securities held to maturity portfolio to $282.0 million for the year ended December 31, 1996, from $332.2 million for 1995, as the cash flows from mortgage-backed securities held to maturity were used to provide funding for loan production and the purchase of investment securities and mortgage-backed securities available for sale. Interest on investment securities decreased $577,000, or 12.4%, to $4.1 million for the year ended December 31, 1996, from $4.7 million for 1995. The decrease was primarily due to a reduction in the average size of the investment securities portfolio to $36.8 million for the year ended December 31, 1996, from $44.3 million in 1995, offset slightly by an increase in the average yield on the investment portfolio to 7.45% for 1996, from 7.15% for 1995. Interest on investment securities and mortgage-backed securities available for sale increased $3.7 million, or 146.4%, to $6.2 million for the year ended December 31, 1996, from $2.5 million for 1995. The increase was primarily due to the increased average size of the available for sale portfolio to $101.2 million for 1996, from $42.4 million for 1995, accompanied by an increase in the average yield to 6.13% for 1996, from 5.93% for 1995. The increased average size was due to the reclassification from held to maturity to available for sale of $77.5 million in investment and mortgage-backed securities in December 1995, (see Note 1, "Summary of Significant Accounting Policies" in the consolidated financial statements) accompanied by the Bank's positioning more securities in the available for sale category to manage the portfolio more effectively.

  Interest Expense. Total interest expense increased $1.6 million, or 4.4%, to $37.3 million for the year ended December 31, 1996, compared to $35.7 million for 1995. Interest expense on deposits increased $237,000, or 0.7%, to $33.9 million for the year ended December 31, 1996. Interest expense on borrowed funds increased $1.3 million, or 65.6%, to $3.4 million for the year ended December 31, 1996, from $2.0 million for 1995. The increase was due primarily to an increase in the average balance of FHLB-NY advances and other borrowings to $55.2 million for 1996, from $33.6 million for 1995, accompanied by a slight increase in the average rate paid on borrowings to 6.10% for 1996, from 6.06% for 1995. The Bank continued to utilize borrowings for funding of loan production and investment securities purchases.

  Net Interest Income Before Provision for Loan Losses. Net interest income increased $1.9 million, or 6.6%, totaling $30.8 million for the year ended December 31, 1996, compared to $28.9 million for 1995. The average interest rate spread for the year ended December 31, 1996, was 2.88%, compared to 2.77% for 1995. The average yield on interest-earning assets increased 12 basis points, while average interest expense increased only 1 basis point from 1995 to 1996.

  Provision for Loan Losses. The Bank provided $550,000 for loan losses in 1996, as compared to $310,000 in 1995. The increase in the provision was based upon management's review and evaluation of the loan portfolio, the level of growth within the portfolio and the risks inherent in the portfolio, as well as the level of delinquencies, general market and economic conditions and asset classification review. The related allowance for loan losses totaled $5.3 million, and was 112.8% of nonaccrual loans at December 31, 1996. This compares to a $5.2 million allowance for loan losses at December 31, 1995, which was 89.9% of nonaccrual loans. Substantially all of the nonaccrual loans were secured by first mortgage liens on single-family residential properties. Non-performing loans decreased $1.2 million, or 20.3%, to $4.8 million at December 31, 1996, compared to $6.0 million at December 31, 1995.

  Other Operating Income. Other operating income, consisting primarily of deposit product fees, loan servicing fees, gains and losses on loans and securities sold, and real estate owned operating income and expenses, totaled $2.0 million for the year ended December 31, 1996, compared to $2.2 million for 1995, which represented a decrease of $176,000, or 8.1%. Net gains on sales of loans and securities available for sale totaled $236,000 for the year ended December 31, 1996, from $751,000 for 1995. Although volume of sales increased during 1996, the Bank continued to minimize its exposure to rising rates by limiting the duration of the available for sale portfolio, in order to provide a consistent funding source for continued loan production. Other income, consisting primarily of income from the Bank's operating subsidiaries, FSB Financial Corp. and 1000 Woodbridge Center Drive, Inc., gains and losses on sales of REO, rental income, and REO expenses, totaled $202,000 for the year ended December 31, 1996, compared to a net expense of $184,000 for the year ended December 31, 1995, representing an increase of $386,000, or 209.8%. The increase was due to decreased REO expenses and provisions for possible losses on REO, increased income from operating subsidiaries, and increased profits on the sale of REO.

  Operating Expenses. Operating expenses increased $6.9 million, or 38.5%, to $24.7 million for the year ended December 31, 1996, from $17.8 million in 1995. There were several non-recurring expenses during 1996. Compensation and employee benefit expense increased $1.8 million, or 20.5%, to $10.3 million for the year ended December 31, 1996, from $8.5 million for 1995. The increase was primarily due to a non-recurring charge to earnings of $1.0 million for benefits payable as a result of the passing of the Bank's President, accompanied by increased salary and benefit costs. Occupancy expense decreased $8,000 to $2.0 million for the year ended December 31, 1996. The decrease was due primarily to the closing of a branch of the Bank in November 1996. Equipment expense decreased $153,000, or 12.9%, to $1.0 million for the year ended December 31, 1996.

Advertising expense decreased $118,000, or 21.0%, to $445,000 for the year ended December 31, 1996, from $563,000 for 1995. The decrease was due primarily to reduced generic marketing as loan production was attained without additional marketing efforts. Federal deposit insurance premiums increased $159,000, or 9.3%, to $1.9 million for the year ended December 31, 1996, from $1.7 million for 1995. The increase was due primarily to an increase in the average level of insurance-assessable deposits to $813.3 million for 1996, from $796.1 million for 1995. The Funds Act, which was signed into law on September 30, 1996, imposed a one-time special assessment of $5.2 million on the Bank to recapitalize the SAIF (see Note 15, "Special SAIF Assessment" in the consolidated financial statements). Amortization of intangibles increased $283,000, or 26.5%, to $1.3 million for the year ended December 31, 1996, from $1.1 million for 1995. The increase was due primarily to an impairment writedown of the core deposit intangible totaling $334,000 regarding deposits acquired from the RTC in 1991. General and administrative expenses decreased $264,000, or 9.7%, to $2.5 million for the year ended December 31, 1996, from $2.7 million for 1995. The decrease was due primarily to lower outside service bureau expenses.

  Income Tax Expense. Income tax expense totaled $2.8 million for the year ended December 31, 1996, compared to $4.6 million for 1995, which represented a decrease of $1.8 million, or 39.1%. The decrease was due primarily to a reduction in taxable income due to the special SAIF assessment and one-time charges resulting from the passing of the Bank's President in 1996.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994

  Results of Operations. Net income for the year ended December 31, 1995, totaled $8.3 million, unchanged from the $8.3 million earned in 1994. The Bank's earnings were primarily achieved by an increase in net interest income and other operating income, offset by higher operating expenses due primarily to the expenses relating to the acquisition of branches from the RTC, partially reduced by lower income tax expense.

  Interest Income. Interest income for the year ended December 31, 1995, totaled $64.6 million, an increase of $11.7 million, or 22.1%, from $52.9 million for 1994. The increase was primarily due to an increase in the average balance of interest-earning assets to $897.8 million for 1995, from $774.8 million for 1994, combined with an increase in the average yield on interest-earning assets to 7.19% for the year ended December 31, 1995, from 6.83% for 1994. Interest income on loans increased $3.1 million, or 9.7%, to $35.2 million for the year ended December 31, 1995, compared to $32.1 million for 1994. The increase was due primarily to an increase in the average balance of the loan portfolio to $457.8 million in 1995, from $413.3 million in 1994. Interest on mortgage-backed securities held to maturity increased $7.0 million, or 46.4%, to $22.1 million for the year ended December 31, 1995, compared to $15.1 million for 1994. The increase is due primarily to an increase in the average size of the mortgage-backed securities held to maturity portfolio to $332.2 million in 1995, from $267.3 million for 1994, as the proceeds of the branch acquisitions were used to purchase mortgage-backed securities held to maturity, accompanied by the increase in the average yield earned on mortgage-backed securities held to maturity to 6.67% during 1995 from 5.66% during 1994 as a result of upward adjustments on adjustable-rate mortgage-backed securities. Interest on investment securities increased $2.5 million, or 113.6%, to $4.7 million for the year ended December 31, 1995, as compared to $2.2 million for 1994. The increase was due primarily to the increase in the average balance of the investment securities portfolio with cash flow provided from the branch acquisition during 1995, accompanied by an increase in the average yield to 7.15% for 1995 from 5.65% for 1994, as a result of purchases of investment securities in the first half of 1995 when rates were higher. Interest on investments, mortgage-backed securities and loans available for sale totaled $2.5 million for the year ended December 31, 1995, as compared to $3.5 million for 1994, which represents a decrease of $1.0 million, or 28.6%. The decrease was due primarily to the average yield on the available for sale portfolio decreasing to 5.93% for the year ended December 31, 1995, from 6.26% for 1994, and a corresponding decrease in the average balance of the available for sale portfolio during 1995. On December 15, 1995, the Bank reassessed its classifications of all of its securities in accordance with the SFAS 115 (see Note 1, "Summary of Significant Accounting Policies" in the consolidated financial statements). The Bank classified an additional $77.5 million in investment and mortgage-backed securities from held to maturity to available for sale.

  Interest Expense. Total interest expense increased $10.6 million, or 42.2%, to $35.7 million for the year ended December 31, 1995, as compared to $25.1 million for 1994. The increase in interest expense on deposits to $33.7 million for the year ended December 31, 1995, from $23.7 million for 1994, was mainly attributable to an increase in the average deposit balance outstanding to $773.8 million for 1995, from $673.5 million for 1994, accompanied by higher interest rates paid on deposits, causing average interest cost to increase to 4.35% for 1995, from 3.52% for 1994. General market interest rates began a trend upward in 1994 and continued increasing through June, 1995. Interest rates subsequently trended downward, which enabled the Bank to reprice certificates of deposits accordingly. Interest expense on borrowed funds increased $596,000, or 41.4%, during 1995, and was due to increased borrowings accompanied by higher interest rates paid on borrowings. The average cost of borrowed funds increased to 6.06% for 1995, from 4.82% for 1994.

  Net Interest Income Before Provision for Loan Losses. Net interest income increased slightly during 1995, totaling $28.9 million for the year ended December 31, 1995, as compared to $27.8 for 1994, a $1.1 million, or 4.0% increase. The average interest rate spread for the year ended December 31, 1995, was 2.77%, compared to 3.26% for 1994. The spread compression was due to the upward repricing of certificates of deposit during 1995 outpacing the repricing of adjustable rate assets, which are subject to interest rate caps and margins. The average yield on interest-earning assets increased 36 basis points, but the average interest expense increased 85 basis points from 1994 to 1995.

  Provision for Loan Losses. The Bank provided $310,000 for loan losses in 1995, as compared to $300,000 in 1994. The provision was based upon management's review and evaluation of the loan portfolio, level of delinquencies, general market and economic conditions, and the risks inherent in the Bank's loan portfolio. The related allowance for loan losses totaled $5.2 million, and was 89.9% of nonaccrual loans at December 31, 1995. This compares to a $5.7 million allowance for loan losses at December 31, 1994, which was 65.3% of nonaccrual loans. Substantially all of the nonaccrual loans were secured by first mortgage liens on single-family residential properties. Non-performing loans decreased $3.0 million, or 33.3%, to $6.0 million at December 31, 1995, compared to $9.0 million at December 31, 1994.

  Other Operating Income. Other operating income, totaled $2.2 million for the year ended December 31, 1995, as compared to $1.7 million for 1994, which represented an increase of $500,000, or 29.4%. The increase was due primarily to net gains on sales of loans and securities sold to $751,000 for the year ended December 31, 1995, increased from $40,000 for 1994, as some of the securities purchased with the proceeds from both the branch acquisitions and the 1995 Secondary Offering were placed in the available for sale portfolio and subsequently sold. Also included in the net gains on sales of securities available for sale was the sale of securities which were transferred in accordance with the reassessment of the securities portfolio as allowed by the SFAS 115 (see Note 1, "Summary of Significant Accounting Policies" in the consolidated financial statements). Other income totaled a net expense of $184,000 for the year ended December 31, 1995, as compared to income of $107,000 for 1994. This decrease was due primarily to increased REO expenses and provisions for possible losses on REO.

  Operating Expenses. Operating expenses increased $1.8 million, or 11.3%, to $17.8 million for the year ended December 31, 1995, as compared to $16.0 million for 1994. The increase was due primarily to increased costs due to the branch acquisitions during 1995. Compensation and employee benefits increased $342,000, or 4.2%, to $8.5 million for the year ended December 31, 1995, as compared to $8.2 million for 1994. Occupancy expenses increased $181,000, or 9.5%, to $2.1 million for the year ended December 31, 1995, compared to $1.9 million for 1994, due to new branch location costs. Advertising expense increased $137,000, or 32.2% to $563,000 for 1995, compared to $426,000 for
1994, due to increased advertising to maintain loan volume. Federal deposit insurance premiums increased $132,000, or 8.3%, to $1.7 million for 1995, compared to $1.6 million for 1994, due primarily to the increase in the deposit base as a result of the acquisition from the RTC. Amortization of intangibles totaled $1.1 million for the year ended December 31, 1995, as compared to $223,000 for 1994, as a result of the $12.6 million premium paid on the deposits acquired from the RTC during 1995. General and administrative expenses increased $276,000, or 11.0%, to $2.7 million for the year ended December 31, 1995. The increase was due primarily to certain one-time costs related to the conversion of the deposit data from the acquired branches to the Bank's data processing system, and increased expenses in operating subsidiaries.

  Income Tax Expense. Income tax expense totaled $4.6 million for the year ended December 31, 1995, compared to $4.9 million for 1994, which represented a decrease of $300,000, or 6.1%. The decrease was due primarily to a reduction in taxable income because of allowable deductions for increases in specific loan and REO reserves and charge-offs.

LIQUIDITY AND CAPITAL RESOURCES

  The Bank's liquidity is a measure of its ability to generate sufficient cash flows to meet all of its current and future financial obligations and commitments. The Bank's primary sources of funds are deposits, proceeds from principal and interest payments on loans and mortgage-backed securities; sales of loans, mortgage-backed securities and investments available for sale; maturities of investment securities and short-term investments; and, to an increasing extent, advances from the FHLB-NY, reverse repurchase agreements and other borrowed funds. While maturities and scheduled amortization of loans and mortgage-backed securities are a predictable source of funds, deposit cash flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.

  The primary investing activity of the Bank is the origination of one- to four-family mortgage loans. During the nine months ended September 30, 1997 and 1996, and years ended December 31, 1996, 1995, and 1994, the originated mortgage loans in the amounts of $104.6 million, $100.9 million, $127.1 million, $98.5 million and $81.8 million, respectively. The Bank originated other loans totaling $3.4 million, $2.3 million, $3.8 million, $3.8 million and $2.3 million for the nine months ended September 30, 1997 and 1996, and years ended December 31, 1996, 1995, and 1994, respectively. The Bank also purchased loans and mortgage-backed and investment securities to reduce excess liquidity not otherwise used for lending activities. Purchases of mortgage loans totaled $4.7 million and $4.6 million for the nine months ended September 30, 1997 and 1996, respectively, and $10.1 million and $5.2 million for the years ended December 31, 1996 and 1995, respectively. There were no mortgage loans purchased in 1994. Purchases of mortgage-backed securities, including those available for sale, totaled $160.7 million, $141.4 million, $191.3 million, $215.3 million and $146.6 million for the nine months ended September 30, 1997 and 1996, and years ended December 31, 1996, 1995, and 1994, respectively. Purchases of investment securities, including those available for sale, totaled $27.0 million, $44.8 million, $52.7 million, $48.0 million and $37.7 million for the nine months ended September 30, 1997 and 1996, and years ended December 31, 1996, 1995, and 1994, respectively. Other investing activities include investment in FHLB-NY stock and federal funds. The investing activities were funded primarily from principal repayments on loans and mortgage-backed securities of $117.3 million, $139.2 million, $178.6 million, $119.8 million and $149.4 million for the nine months ended September 30, 1997 and 1996, and years ended December 31, 1996, 1995, and 1994, respectively. Additionally, proceeds from sales of loans, mortgage-backed securities and investment securities totaling $128.0 million, $90.2 million, $124.2 million, $114.8 million and $89.1 million for the nine months ended September 30, 1997 and 1996, and years ended December 31, 1996, 1995, and 1994, and, to a lesser extent, called or maturing investment securities totaling $14.0 million, $13.0 million, $19.0 million, $19.0 million and $11.0 million for the nine months ended September 30, 1997 and 1996, and years ended December 31, 1996, 1995, and 1994, respectively, provided additional liquidity.

  The Bank has several other sources of liquidity, including FHLB-NY advances, which, at September 30, 1997, totaled $33.0 million, of which $15.0 million were due within the following twelve months. If necessary, the Bank has additional borrowing capacity with the FHLB-NY, including an available overnight line of credit of up to $48.9 million. The Bank also has other borrowings that provided additional liquidity, totaling $90.9 million at September 30, 1997, $25.9 million of which is due in 1998. Other sources of liquidity are investment and mortgage-backed securities available for sale, totaling $140.4 million at September 30, 1997.

  The Bank, in the normal course of conducting business, extends credit to meet the financing needs of its customers through commitments and letters of credit. At September 30, 1997, the Bank had commitments to originate and purchase mortgage loans of $25.8 million and to purchase mortgage-backed and investment securities of $16.9 million. At that date, there were also commitments under unfunded credit lines totaling $43.0 million and standby letters of credit totaling $2.1 million. Certificates of deposit that are scheduled to mature in one year or less totaled $348.3 million at September 30, 1997. Based on historical experience, management estimates that a significant portion of such deposits will remain with the Bank. The Bank anticipates that it will have sufficient funds available to meet its current commitments.

  The Bank is required to maintain an average daily balance of liquid assets as defined by OTS regulations. This ratio is based upon a percentage of deposits and short-term borrowings. The required minimum ratio has been reduced to 4.00%, from 5.00% at September 30, 1997. The Bank's liquidity ratio at September 30, 1997, was 8.17%. The Bank's most liquid assets are cash and cash equivalents, which include investments in highly liquid, short-term investments. The level of these assets is dependent upon the Bank's operating, financing, and investing activities during any given period. As of September 30, 1997, cash and investments qualifying for liquidity purposes totaled $80.0 million.

IMPACT OF INFLATION AND CHANGING PRICES

  The financial statements of the Bank and notes thereto, presented elsewhere herein, have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of the Bank's operations. Unlike most industrial companies, nearly all of the assets and liabilities of the Bank are monetary. As a result, interest rates have a greater impact on the Bank's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

IMPACT OF NEW ACCOUNTING STANDARDS

  Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. In June 1996, the FASB issued SFAS 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 125"). SFAS 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishment of liabilities. These standards are based on a consistent application of a financial components approach that focuses on control. Under this approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. SFAS 125 is effective for transfers that occur after December 31, 1996 and will be applied prospectively except for certain provisions that were deferred until January 1, 1998, by Statement 127 "Deferral of the Effective Date of Certain Provisions of FASB No. 125" issued in December 1996. The adoption of SFAS 125 did not have a material effect on the Bank's financial position or results of operations.

  Deferral of the Effective Date of Certain Provisions of FASB Statement No.
125. In December 1996, the FASB issued SFAS No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125" ("SFAS 127"), an amendment of SFAS 125. SFAS 127 defers for one year the effective date of portions of SFAS 125 that address secured borrowings and collateral for all transactions. Additionally, SFAS 127 defers for one year the effective date of transfers of financial assets that are part of repurchase agreements, securities lending and similar transactions. The adoption is not expected to have a material effect on the Bank's financial position or results of operations.

  Earnings Per Share. In February 1997, the FASB issued Statement 128, "Earnings Per Share" ("SFAS 128"). SFAS 128 supersedes APB Opinion No. 15, "Earnings Per Share" and specifies the computation, presentation and disclosure requirements for earnings per share ("EPS") for entities with publicly held common stock or potential common stock. SFAS 128 replaces Primary EPS and Fully Diluted EPS with Basic EPS and Diluted EPS, respectively. SFAS 128 requires dual presentation of Basic and Diluted EPS on the face of the income statement for entities with complex capital structures and a reconciliation of information utilized to calculate Basic EPS to that used to calculate Fully Diluted EPS. SFAS 128 is effective for financial statement periods ending after December 15, 1997. Earlier application is not permitted. After adoption, all prior EPS are required to be restated to conform with SFAS 128. The Bank adopted SFAS 128 on December 31, 1997 and all earnings per share data have been restated to conform to the provisions of SFAS 128.

  Reporting Comprehensive Income. In June 1997, the FASB issued SFAS 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 established standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Under SFAS 130, comprehensive income is divided into net income and other comprehensive income. Other comprehensive income includes items previously recorded directly in equity, such as unrealized gains or losses on securities available for sale. SFAS 130 is effective for interim periods and annual periods beginning after December 15, 1997. Comparative financial statements for earlier periods are required to be reclassified to reflect application of the provisions of SFAS 130. The Bank has not determined the impact, if any, SFAS 130 will have on the Bank's financial statement presentation.

  Disclosures About Segments of an Enterprise and Related Information. In June 1997, the FASB issued SFAS 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 establishes standards for the way public business enterprises are to report information about operating segments in annual financial statements and requires those enterprises to report selected financial information about operating segments in interim financial reports to shareholders. SFAS 131 is effective for financial statements for periods beginning after December 15, 1997. The Bank has not yet determined the impact, if any, SFAS 131 will have on the Bank's financial statement presentation.

                             BUSINESS OF THE BANK

GENERAL

  The Bank's principal business has been, and continues to be, attracting retail deposits from the general public and investing those deposits, together with funds generated from operations and borrowings, primarily in single-family residential mortgage loans, real estate construction loans, commercial real estate loans, home equity loans and lines of credit and multi-family residential mortgage loans. The Bank maintains a significant portfolio of mortgage-backed securities and also invests in U.S. Government, federal agency and corporate debt securities and other marketable securities. The Bank's revenues are derived principally from interest on its mortgage loan and mortgage-backed securities portfolios, and interest and dividends on its investment securities. The Bank's total loan portfolio amounted to $573.0 million at September 30, 1997. Single-family residential loans accounted for 78.1% of total loans, while home equity loans and lines of credit were 7.3% of total loans. Real estate construction, commercial real estate and multi-family residential mortgage loans represented in the aggregate 9.8% of total loans. The Bank also offers a variety of consumer loans. In addition, the Bank had investments in mortgage-backed securities totaling $350.5 million, or 33.6% of total assets at September 30, 1997.

MARKET AREA AND COMPETITION

  The Bank has 17 branch offices in central New Jersey, 13 of which are located in Middlesex County, three in Monmouth county and one in Union County. The Bank's deposit gathering base is concentrated in the communities surrounding its offices. The majority of the Bank's loan originations are derived from north and central New Jersey, which is a part of the New York City metropolitan area and which has historically benefitted from having a large number of corporate headquarters and a concentration of financial services-related industries. The area also has a well-educated employment base and a large number of industrial, service and high-technology businesses. In the late 1980's and early 1990's, however, due in part to the effects of a prolonged decline in the national and regional economy, layoffs in the financial services industry and corporate relocations, the New York/New Jersey metropolitan area experienced reduced levels of employment. These events, in conjunction with a surplus of available commercial and residential properties, resulted in an overall decline during this period in the underlying values of properties located in New Jersey. However, New Jersey's real estate market has stabilized in recent years. Whether such stabilization will continue is dependent, in large part, upon the general economic health of the United States and other factors beyond the Bank's control and, therefore, cannot be estimated.

  The Bank faces significant competition both in making loans and in attracting deposits. The State of New Jersey has a high density of financial institutions, many of which are branches of significantly larger institutions which have greater financial resources than the Bank, and all of which are competitors of the Bank to varying degrees. The Bank's competition for loans comes principally from commercial banks, savings banks, savings and loan associations, credit unions, mortgage banking companies and insurance companies. Its most direct competition for deposits has historically come from commercial banks, savings banks savings and loan associations and credit unions. The Bank faces additional competition for deposits from short-term money market funds, other corporate and government securities funds and from other financial institutions such as brokerage firms and insurance companies.

LENDING ACTIVITIES

  Loan and Mortgage-Backed Securities Portfolio Compositions. The Bank's loan portfolio consists primarily of conventional first mortgage loans secured by one- to four-family residences and, to a lesser extent, multi-family residences and commercial real estate. At September 30, 1997, the Bank's loan portfolio totalled $573.0 million, of which $468.8 million, or 81.8% were one- to four-family residential mortgage loans. At that date, the Bank's loan portfolio also included $41.9 million of home equity loans and lines of credit generally secured by second liens on one- to four-family residential properties, $18.3 million of construction loans, $31.6 million of commercial real estate loans, and $6.2 million of multi-family residential mortgage loans, which represented 7.3%, 3.2%, 5.5% and 1.1%, respectively, of total loans receivable. Of the mortgage loan portfolio outstanding at that date, 36.0% were fixed-rate loans and 64.0% were ARM loans. Other loans held by the Bank, which consist of loans on deposit accounts, commercial business, personal, automobile and credit card loans, totalled $6.2 million, or 1.1% of total loans outstanding at September 30, 1997. The Bank does not anticipate maintaining a credit card portfolio in the foreseeable future.

  The majority of the loans originated by the Bank are held for investment. However, the Bank sells 30 year, fixed-rate, conforming loans to the Federal Home Loan Mortgage Corporation ("Freddie Mac") and institutional investors from time to time, and retains servicing rights. All loans are sold without recourse. At September 30, 1997, the Bank's servicing portfolio was $94.5 million.

  The Bank also invests in mortgage-backed securities and other mortgage-backed products such as collateralized mortgage obligations ("CMOs"). At September 30, 1997, mortgage-backed securities aggregated $350.5 million, or 33.6% of total assets, of which 59.4% were secured by ARM loans. The majority of the Bank's mortgage-backed securities are insured or guaranteed by Freddie Mac, the Government National Mortgage Association ("GNMA"), or Fannie Mae ("FNMA"). CMOs totalled $61.7 million, or 17.7% of the Bank's total mortgage-backed securities portfolio at September 30, 1997, the majority of which were backed or guaranteed by federal agencies. At September 30, 1997, the Bank had $228.2 million in mortgage-backed securities held for investment, $4.1 million of which had contractual maturities of less than one year. The actual maturity of a mortgage-backed security varies, depending on when the underlying mortgages are repaid or prepaid. Prepayments of the underlying mortgages may shorten the life of the investment, thereby affecting its yield to maturity and the related market value of the mortgage-backed security. The actual prepayments of the underlying mortgages depend on many factors, including the type of mortgages, the coupon rates, the age of the mortgages, the geographical location of the underlying real estate collateralizing the mortgages, levels of market interest rates, and general economic conditions. As part of the Bank's asset/liability management strategy and for increased liquidity, the Bank holds a portion of its mortgage-backed securities portfolio available for sale. At September 30, 1997, mortgage-backed securities available for sale had an amortized cost of $122.0 million and a market value of approximately $122.4 million.

  The following table sets forth the composition of the Bank's loan and mortgage-backed securities portfolio in dollar amounts and as a percentage of the portfolio at the dates indicated.

                                                                           AT DECEMBER 31,
                   AT SEPTEMBER 30,   ------------------------------------------------------------------------------------------
                         1997               1996               1995             1994               1993              1992
                   ------------------ ----------------- ----------------- ------------------ ----------------- -----------------
                             PERCENT           PERCENT           PERCENT            PERCENT           PERCENT           PERCENT
                    AMOUNT   OF TOTAL  AMOUNT  OF TOTAL  AMOUNT  OF TOTAL  AMOUNT   OF TOTAL  AMOUNT  OF TOTAL  AMOUNT  OF TOTAL
                   --------  -------- -------- -------- -------- -------- --------  -------- -------- -------- -------- --------
                                                             (DOLLARS IN THOUSANDS)
Mortgage
loans(1):
 One-to-four fam-
 ily.............  $468,829    81.82% $428,463   83.14% $390,641   84.20% $363,449    85.98% $366,914   86.56% $370,280   87.30%
 Home equity
 loans...........    41,895     7.31    39,140    7.60    33,456    7.21    30,768     7.28    27,676    6.53    25,734    6.07
 Construction(2)..   18,255     3.19    12,871    2.50     7,612    1.64     3,177     0.75     3,920    0.92     5,514    1.30
 Commercial real
 estate..........    31,569     5.51    21,209    4.11    17,322    3.73    13,370     3.16    12,559    2.96     8,585    2.02
 Multi-family....     6,225     1.09     7,876    1.53     9,675    2.09     7,779     1.84     7,335    1.73     7,436    1.75
 A.I.D.(3).......       --       --        --      --        165    0.04       178     0.04       191    0.05       202    0.05
                   --------   ------  --------  ------  --------  ------  --------   ------  --------  ------  --------  ------
 Total mortgage
 loans...........   566,773    98.92   509,559   98.88   458,871   98.91   418,721    99.05   418,595   98.75   417,751   98.49
Other loans......     6,208     1.08     5,772    1.12     5,055    1.09     4,027     0.95     5,306    1.25     6,410    1.51
                   --------   ------  --------  ------  --------  ------  --------   ------  --------  ------  --------  ------
 Total loans re-
 ceivable........   572,981   100.00%  515,331  100.00%  463,926  100.00%  422,748   100.00%  423,901  100.00%  424,161  100.00%
                              ======            ======            ======             ======            ======            ======
Less:
Net deferred loan
fees and premiums
and discounts....      (198)                95               499               953              1,397             2,375
Allowance for
loan losses......     5,982              5,322             5,247             5,745              5,899             5,751
                   --------           --------          --------          --------           --------          --------
 Total loans re-
 ceivable, net...  $567,197           $509,914          $458,180          $416,050           $416,605          $416,035
                   ========           ========          ========          ========           ========          ========
Mortgage loans:
 ARM.............  $362,631    63.98% $309,600   60.76% $275,109   59.95% $242,499    57.91% $240,424   57.44% $256,248   61.34%
 Fixed-rate......   204,142    36.02   199,959   39.24   183,762   40.05   176,222    42.09   178,171   42.56   161,503   38.66
                   --------   ------  --------  ------  --------  ------  --------   ------  --------  ------  --------  ------
 Total mortgage
 loans...........  $566,773   100.00% $509,559  100.00% $458,871  100.00% $418,721   100.00% $418,595  100.00% $417,751  100.00%
                   ========   ======  ========  ======  ========  ======  ========   ======  ========  ======  ========  ======
Mortgage-backed
securities(4):
 CMOs............  $ 61,670    17.73% $ 40,095   10.81% $ 65,399   17.41% $ 81,009    26.30% $ 74,523   27.64% $ 51,397   19.89%
 FHLMC...........   199,984    57.50   248,525   67.00   259,994   69.22   198,377    64.41   166,245   61.66   182,278   70.54
 GNMA............    18,509     5.32    27,999    7.54    31,570    8.41    10,029     3.26    13,578    5.04    18,664    7.22
 FNMA............    67,623    19.45    54,339   14.65    18,644    4.96    18,573     6.03    15,280    5.66     6,065    2.35
                   --------   ------  --------  ------  --------  ------  --------   ------  --------  ------  --------  ------
 Total mortgage-
 backed securi-
 ties............   347,786   100.00%  370,958  100.00%  375,607  100.00%  307,988   100.00%  269,626  100.00%  258,404  100.00%
                              ======            ======            ======             ======            ======            ======
Net premiums and
discounts........     2,414              2,094             1,634             1,153              2,238             1,055
Net unrealized
gain (loss) on
mortgage-backed
securities
available for
sale.............       329                128               241            (1,511)               637               --
                   --------           --------          --------          --------           --------          --------
Net mortgage-
backed securi-
ties.............  $350,529           $373,180          $377,482          $307,630           $272,501          $259,459
                   ========           ========          ========          ========           ========          ========

----
(1) Includes $287,000, $424,000, $148,000, $1.6 million and $2.3 million in mortgage loans available for sale for 1996, 1995, 1994, 1993 and 1992, respectively.
(2) Net of loans in process of $26.2 million, $12.3 million, $3.8 million, $3.9 million, $6.3 million and $4.6 million at September 30, 1997, December 31, 1996, 1995, 1994, 1993 and 1992, respectively.
(3) Agency for International Development. Represented a participation interest in a $15.0 million aggregate loan to the Korea National Housing Corporation, a government-sponsored housing development project.
(4) Includes $122.4 million, $120.8 million, $89.3 million, $24.4 million, $28.3 million and $3.5 million in mortgage-backed securities available for sale at September 30, 1997 and December 31, 1996, 1995, 1994, 1993 and 1992, respectively.

  The following table sets forth the Bank's loan originations, purchases, sales and principal repayments for the periods indicated.

                         FOR THE NINE MONTHS
                         ENDED SEPTEMBER 30,   FOR THE YEARS ENDED DECEMBER 31,
                         --------------------  ----------------------------------
                           1997       1996        1996        1995        1994
                         ---------  ---------  ----------  ----------  ----------
                                            (IN THOUSANDS)
Mortgage loans(1):
 At beginning of
  period................ $ 504,142  $ 453,125  $  453,125  $  412,023  $  411,299
  Mortgage loans
   originated:
  One- to four-family...    76,212     78,523      99,956      75,505      64,976
  Home equity loans.....    11,253     12,649      15,290      10,679       9,549
  Construction..........     5,383      4,938       5,258       5,262       5,355
  Commercial real
   estate...............    11,550      1,066       4,943       5,043       1,334
  Multi-family..........       167      3,743       1,650       1,976         547
                         ---------  ---------  ----------  ----------  ----------
    Total mortgage loans
     originated.........   104,565    100,919     127,097      98,465      81,761
 Mortgage loans
  purchased.............     4,665      4,631      10,118       5,181         --
                         ---------  ---------  ----------  ----------  ----------
 Total mortgage loans
  originated and
  purchased.............   109,230    105,550     137,215     103,646      81,761
 Mortgage loans sold....    (3,036)    (6,198)     (6,932)     (6,343)     (5,387)
 Principal repayments...   (48,095)   (57,321)    (77,060)    (52,193)    (73,883)
 Decrease in
  premiums/discounts and
  deferred loan fees....       293        247         404         454         444
 Net (increase) decrease
  in allowance for loan
  losses................      (660)       156         (75)        498         154
 Mortgage loans
  transferred to real
  estate owned..........      (885)    (2,105)     (2,535)     (4,960)     (2,365)
                         ---------  ---------  ----------  ----------  ----------
At end of period........ $ 560,989  $ 493,454  $  504,142  $  453,125  $  412,023
                         =========  =========  ==========  ==========  ==========
Other loans:
 At beginning of
  period................ $   5,772  $   5,055  $    5,055  $    4,027  $    5,306
 Other loans
  originated............     3,364      2,343       3,835       3,828       2,278
 Other loans sold.......       --         --          --          --         (238)
 Principal repayments...    (2,928)    (2,380)     (3,118)     (2,800)     (3,319)
                         ---------  ---------  ----------  ----------  ----------
 At end of period....... $   6,208  $   5,018  $    5,772  $    5,055  $    4,027
                         =========  =========  ==========  ==========  ==========
Mortgage-backed
 securities(2):
 At beginning of
  period................ $ 373,180  $ 377,482  $  377,482  $  307,630  $  272,501
 Mortgage-backed
  securities purchased..   160,663    141,397     191,327     215,292     146,629
 Mortgage-backed
  securities sold.......  (116,430)   (73,011)    (96,147)    (81,792)    (35,905)
 Amortization of
  premium...............      (794)      (756)       (977)       (615)     (1,227)
 Net change in
  unrealized gain (loss)
  on mortgage-backed
  securities available
  for sale..............       202     (1,362)       (113)      1,752      (2,148)
 Principal repayments...   (66,292)   (79,493)    (98,392)    (64,785)    (72,220)
                         ---------  ---------  ----------  ----------  ----------
 At end of period....... $ 350,529  $ 364,257  $  373,180  $  377,482  $  307,630
                         =========  =========  ==========  ==========  ==========

--------
(1) Includes $149,000, $287,000, $424,000 and $148,000 in mortgage loans available for sale for the nine months ended September 30, 1996, and the years ended December 31, 1996, 1995 and 1994, respectively.
(2) Includes $122.4 million, $93.4 million, $120.7 million, $89.1 million and $25.9 million in mortgage-backed securities available for sale for the nine months ended September 30, 1997 and 1996, and for the years ended December 31, 1996, 1995 and 1994, respectively.

  Loan Maturity. The following table sets forth the maturity or period of repricing of the Bank's loan portfolio at September 30, 1997. Demand loans, loans having no stated schedule of repayments and no stated maturity, and overdrafts are reported as due within one year. Adjustable and floating rate loans are included in the period in which interest rates are next scheduled to adjust rather than in which they contractually mature, and fixed rate loans are included in the period in which the final contractual repayment is due. The table does not include the effect of future principal prepayments. Principal prepayments and scheduled principal amortization on loans totalled $51.0 million, $80.2 million and $55.0 million for the nine months ended September 30, 1997 and the years ended December 31, 1996 and 1995, respectively.

                                                AT SEPTEMBER 30, 1997
                         -------------------------------------------------------------------
                                  ONE YEAR   THREE    FIVE YEARS TEN YEARS  TWENTY
                         ONE YEAR TO THREE  YEARS TO    TO TEN   TO TWENTY YEARS OR
                         OR LESS   YEARS   FIVE YEARS   YEARS      YEARS     MORE    TOTAL
                         -------- -------- ---------- ---------- --------- -------- --------
                                                   (IN THOUSANDS)
Mortgage loans:
 One- to four-family.... $101,491 $89,064   $ 97,755   $ 98,545   $67,589  $14,385  $468,829
 Home equity loans......   13,786   1,057      4,957      9,544    12,551      --     41,895
 Construction(1)........   18,255     --         --         --        --       --     18,255
 Commercial real es-
  tate..................    3,259   5,427      2,518      3,765    15,342    1,258    31,569
 Multi-family...........      --      352      4,689        536       648      --      6,225
                         -------- -------   --------   --------   -------  -------  --------
  Total mortgage loans..  136,791  95,900    109,919    112,390    96,130   15,643   566,773
 Other loans............    2,983   1,876        978        --        371      --      6,208
                         -------- -------   --------   --------   -------  -------  --------
  Total loans........... $139,774 $97,776   $110,897   $112,390   $96,501  $15,643  $572,981
                         ======== =======   ========   ========   =======  =======
 Net deferred loan fees and unearned discounts.....................................      198
 Allowance for loan losses.........................................................   (5,982)
                                                                                    --------
Loans receivable, net.............................................................. $567,197
                                                                                    ========

--------
(1) Net of loans in process of $26.2 million.

  The following table sets forth at September 30, 1997 the dollar amount of loans contractually due or repricing after September 30, 1998, and whether such loans have fixed interest rates or adjustable interest rates.

                                    DUE OR REPRICING AFTER SEPTEMBER 30, 1998
                                   -------------------------------------------
                                       FIXED       ADJUSTABLE        TOTAL
                                   ------------- -----------------------------
                                                 (IN THOUSANDS)
Mortgage loans:
 One- to four-family.............. $     148,842  $     218,496  $     367,338
 Multi-family.....................           162          6,063          6,225
 Home equity loans................        28,109            --          28,109
 Commercial real estate...........        24,400          3,910         28,310
 Other loans......................         3,225            --           3,225
                                   -------------  -------------  -------------
Total loans receivable............       204,738        228,469        433,207
Mortgage-backed securities(1).....       125,405        221,709        347,114
                                   -------------  -------------  -------------
Total loans receivable and mort-
 gage-backed securities........... $     330,143  $     450,178  $     780,321
                                   =============  =============  =============

--------
(1) Includes $122.0 million in mortgage-backed securities available for sale, at amortized cost.

  One- to Four-Family Mortgage Loans. The Bank offers fixed- and adjustable-rate first mortgage loans secured by one- to four-family residences in New Jersey. Typically, such residences are single family homes that serve as the primary residence of the owner. Loan originations are generally obtained from existing or past customers, members of the local community, and referrals from attorneys, established builders, and realtors within the Bank's market area. In addition, one- to four-family residential mortgage loans are also originated in the Bank's market area through loan originators who are employees of the Bank and are compensated on a commission basis. Originated mortgage loans in the Bank's portfolio include due-on-sale clauses which provide the Bank with the contractual right to deem the loan immediately due and payable in the event that the borrower transfers ownership of the property without the Bank's consent.

  At September 30, 1997, 81.8% of total loans receivable consisted of one- to four-family residential loans. The Bank currently offers ARM loans, with an initial fixed rate for one, three, five, seven or ten year periods, which it then converts into a one-year ARM. The Bank's ARM loans may carry an initial interest rate which is less than the fully-indexed rate for the loan. The initial discounted rate is determined by the Bank in accordance with market and competitive factors. The majority of the Bank's ARM loans adjust by a maximum of 2.00% per year, with a lifetime cap on increases of up to 6.00%. ARM loans are originated for a term of up to 30 years. In the past, the Bank offered three year ARM loans that reset every three years at a margin over the three year U.S. Treasury Index. Interest rates charged on fixed-rate loans are competitively priced based on market conditions and the Bank's cost of funds. The Bank's fixed-rate mortgage loans currently are made for terms of 10 through 30 years. In previous years, the Bank offered balloon mortgages of five and seven years.

  Generally, ARM loans pose credit risks different than risks inherent in fixed-rate loans, primarily because as interest rates rise, the payments of the borrower rise, thereby increasing the potential for delinquency and default. At the same time, the marketability of the underlying property may be adversely affected by higher interest rates. In order to minimize risks, borrowers of one-year ARM loans are qualified at the starting interest rate plus 2.00% or the fully-indexed rate, whichever is lower. The Bank does not originate ARM loans which provide for negative amortization. At present, the Bank offers Limited Documentation loans that do not require income verification but do require full asset verification.

  The Bank generally originates one- to four-family residential mortgage loans in amounts up to 95% of the appraised value or selling price of the mortgaged property, whichever is lower. The Bank requires private mortgage insurance for all loans originated with loan-to-value ratios exceeding 80%. Generally, the minimum one- to four-family loan amount is $25,000, and the maximum loan amount is $500,000. The Bank typically charges an origination fee of up to 3.00% on one- to four-family residential loans.

  Home Equity Loans and Lines of Credit. The Bank originates home equity loans secured by one- to four-family residences. These loans generally are originated as fixed-rate loans with terms from five to 15 years. Home equity loans are primarily made on owner-occupied, one- to four-family residences and primarily to the Bank's first mortgage customers. These loans are generally subject to a 80% loan-to-value limitation, including any other outstanding mortgages or liens where the first mortgage lien is held by the Bank, and 75% on all other loans. The Bank currently offers home equity loans for qualified borrowers with a loan-to-value ratio of up to 90%. The Bank obtains private mortgage insurance for some of these types of loans, depending on the underwriting and first lien position. The Bank is currently offering "Helping Hand" home equity loans for low income borrowers, with maximum terms of five years, with loan-to-value ratios of up to 90% and a maximum loan amount of $10,000. Generally, the Bank's minimum equity loan is $5,000 and the maximum equity loan is $200,000. As of September 30, 1997, the Bank had $28.2 million in fixed-rate home equity loans outstanding.

  The Bank also offers a variable rate home equity line of credit which extends a credit line based on the applicant's income and equity in the home. Generally, the credit line, when combined with the balance of the first mortgage lien, may not exceed 80% of the appraised value of the property at the time of the loan commitment where the first mortgage lien is held by the Bank, and 75% on all other loans. Home equity lines of credit are secured by a mortgage on the underlying real estate. The Bank presently charges no origination fees for these loans. A borrower is required to make monthly payments of principal and interest, at a minimum of $100.00 plus interest, based upon a 15 or 20 year amortization period. Generally, the interest rate charged is the prime rate of interest (as published in The Wall Street Journal) plus up to 2.0%. The loans have a 6.0% lifetime cap on the amount the interest rate may increase. During 1996, the Bank introduced a credit line product which is based on a 10 year amortization and the interest rate charged is the prime rate of interest. These loans also have a 6.0% lifetime cap. The Bank offers a teaser-rate on both home equity line of credit products. The Bank's home equity lines of credit outstanding at September 30, 1997 totalled $13.7 million against total available credit lines of $14.3 million.

  Construction Lending. At September 30, 1997, construction loans totalled $18.3 million, or 3.2%, of the Bank's total loans outstanding. Construction loans, in the form of lines of credit, are primarily made to developers known by the Bank. Available credit lines totalled $26.2 million at September 30, 1997. The current policy of the Bank is to charge interest rates on its construction loans which float at margins of up to 2.0% above the prime rate (as published in The Wall Street Journal). The Bank's construction loans improve the interest rate sensitivity of its earning assets. The Bank's construction loans typically have original principal balances that are larger than its one- to four-family mortgage loans, with the majority of the loans ranging from available lines of credit of $125,000 to $6.2 million. At September 30, 1997, the Bank had 21 construction loans, six of which had a principal balance outstanding of $1.0 million or more, with the largest loan balance being $4.5 million. At September 30, 1997, all of the Bank's construction lending portfolio consisted of loans secured by property located in the State of New Jersey, for the purpose of constructing one- to four-family homes.

  The Bank will originate construction loans on unimproved land in amounts up to 60% of the lower of the appraised value or the cost of the land. The Bank also originates loans for site improvements and construction costs in amounts up to 75% of actual costs or sales price where contracts for sale have been executed. Generally, construction loans are offered for one year terms with up to four six-month options to extend the original term. Typically, additional loan origination fees are charged for each extension granted, although in some cases these fees have been waived. The Bank requires an appraisal of the property, credit reports, and financial statements on all principals and guarantors, among other items, on all construction loans.

  Construction lending, by its nature, entails additional risks as compared with one- to four-family mortgage lending, attributable primarily to the fact that funds are advanced upon the security of the project under construction prior to its completion. As a result, construction lending often involves the disbursement of substantial funds with repayment dependent on the success of the ultimate project and the ability of the borrower or guarantor to repay the loan. Because of these factors, the analysis of prospective construction loan projects requires an expertise that is different in significant respects from that which is required for residential mortgage lending. The Bank addresses these risks through its underwriting procedures. At September 30, 1997, none of the Bank's construction loans were classified as substandard. See "-- Delinquencies and Classified Assets--Non-performing Assets" for further discussion.

  Commercial Real Estate. At September 30, 1997, the Bank had 53 loans secured by commercial real estate, totaling $31.6 million, or 5.5%, of the Bank's total loan portfolio. Commercial real estate loans are generally originated in amounts up to 70% of the appraised value of the mortgaged property. The Bank's commercial real estate loans are permanent loans secured by improved property such as office buildings, retail stores, including small shopping centers, medical offices, small industrial facilities, warehouses and other non-residential buildings. The largest commercial real estate loan at September 30, 1997 was a participation loan originated in 1995 on a medical arts building with a balance of $3.8 million at that date. All commercial real estate loans in the Bank's portfolio are secured by properties located within New Jersey.

  The Bank's commercial real estate loans are generally made for terms of up to 15 years. These loans typically are based upon a payout over a period of 10 to 25 years. To originate commercial real estate loans, the Bank requires a security interest in personal property, standby assignment of rents and leases and some level of personal guarantees, if possible. The Bank has established its loan-to-one borrower limitation, which was $13.5 million as of September 30, 1997, as its maximum commercial real estate loan amount.

  Loans secured by commercial real estate properties are generally larger and involve a greater degree of risk than residential mortgage loans. Because payments on loans secured by commercial real estate properties are often dependent on successful operation or management of the properties, repayment of such loans may be subject, to a greater extent, to adverse conditions in the real estate market or the economy. The Bank seeks to minimize these risks by limiting the number of such loans, lending only to established customers and borrowers otherwise known or recommended to the Bank, generally restricting such loans to New Jersey, and obtaining personal guarantees, if possible.

  Multi-Family Mortgage Loans. The Bank originates multi-family mortgage loans in its primary lending area. As of September 30, 1997, $6.2 million, or 1.1%, of the Bank's total loan portfolio consisted of multi-family residential loans. Substantially all of the Bank's multi-family loan portfolio is comprised of loans on garden apartments and participations in senior citizen homes with the Thrift Institutions Community Investment Corp ("TICIC"). The largest multi-family loan at September 30, 1997 had an outstanding balance of $1.9 million. The second largest multi-family loan at that date had an outstanding balance of $1.4 million. Large multi-family loans, such as these two loans, are originated on the basis of the Bank's underwriting standards for commercial real estate loans. The Bank also participates with other savings institutions to provide financing for projects within the state of New Jersey via the TICIC. The Bank has four participation loans outstanding with the TICIC at September 30, 1997, totaling $2.2 million, which are secured by four senior citizen complexes.

  Other Lending. The Bank also offers other loans, primarily loans secured by savings accounts and commercial, business, personal and automobile loans. At September 30, 1997, $6.2 million, or 1.1%, of the loan portfolio consisted of such other loans.

  Loan Approval Authority and Underwriting. All loans secured by real estate must have the approval or ratification of the members of the Loan Committee, which consists of two directors and at least two senior officers engaged in the lending area. The Loan Committee meets at least monthly to review and ratify management's approval of loans made within the scope of its authority since the last committee meeting, and to approve mortgage loans made in the excess of $750,000, but not greater than $1.0 million. Real estate loans in excess of $1.0 million require prior Board approval. Prior Board approval is also required for the origination of consumer and business loans in excess of $100,000 for unsecured loans, and $500,000 for secured loans.

  One- to four-family residential mortgage loans are generally underwritten according to Freddie Mac guidelines, except as to loan amount and certain documentation. For all loans originated by the Bank, upon receipt of a completed loan application from a prospective borrower, a credit report is then requested, income, assets and certain other information are verified and, if necessary, additional financial information is requested. An appraisal of the real estate intended to secure the proposed loan is required, which is currently performed by appraisers designated and approved by the Board of Directors. It is the Bank's policy to obtain appropriate insurance protections, including title and flood insurance, on all real estate first mortgage loans. Borrowers must also obtain hazard insurance prior to closing. Borrowers generally are required to advance funds for certain items such as real estate taxes, flood insurance and private mortgage insurance, when applicable.

  Loan Servicing. The Bank generally retains the servicing rights on loans it has sold. The Bank receives fees for these servicing activities, which include collecting and remitting loan payments, inspecting the properties and making certain insurance and tax payments on behalf of the borrowers. The Bank was servicing $94.5 million and $101.2 million of mortgage loans for others at September 30, 1997 and December 31, 1996, respectively. The Bank received $218,000 and $325,000 in servicing fees for the nine months ended September 30, 1997 and the year ended December 31, 1996, respectively.

  Loan Purchases and Sales. The Bank is a Freddie Mac qualified servicer in good standing, and may sell any of its conforming loans originated, subject to Freddie Mac requirements, and retain the servicing rights. As a part its asset/liability management, the Bank will sell loans, on occasion, in order to reduce or minimize potential interest rate and credit risk. To account for such sales, the Bank has established an available for sale category and carries loans available for sale at the lower of cost or market. As of September 30, 1997, the Bank did not have any mortgage loans classified as available for sale. Mortgage loans sold totalled $3.0 million and $6.9 million for the nine months ended September 30, 1997 and the year ended December 31, 1996, respectively. From time to time, the Bank may also purchase mortgage loans in order to maintain stable interest income, if and when management believes it is prudent to do so. The Bank purchased $4.7 million and $10.1 million in mortgage loans from third-party correspondents for the nine months ended September 30, 1997 and the year ended December 31, 1996, respectively. The Bank underwrote the loans and verified documentation prior to purchase and has representations and warranties on same for a one year period, including repayment of remaining premiums if a loan prepays within the first 12 months.

DELINQUENCIES AND CLASSIFIED ASSETS

  Delinquent Loans. In the late 1980s and early 1990s, the Bank experienced an increase in loans delinquent 90 days or more. The increase occurred primarily with single family residential loans, which the Bank attributes, in large part, to the decline in economic conditions in the Northeast, the weakness of the New Jersey real estate market and the national recession. Since 1992, delinquent loans have decreased, due to an improving economy and continued stabilization of the New Jersey real estate market. The aggregate principal balances of one- to four-family loans delinquent 90 days or more had declined to $3.9 million, at September 30, 1997, from $4.6 million at September 30, 1996. At September 30, 1997, one- to four- family loans delinquent 90 days or more consisted of 42 loans. There can be no assurances, however, that such declines will continue, or that increases will not occur.

  The following table sets forth information regarding non-accrual loans, loans delinquent 90 days or more, and REO. At September 30, 1997, REO totaled $1.4 million and consisted of 14 properties. It is the policy of the Bank to cease accruing interest on loans 90 days or more past due with loan-to-value ratios in excess of 55% and to charge off all accrued interest. For the nine months ended September 30, 1997, the amount of additional interest income that would have been recognized on nonaccrual loans if such loans had continued to perform in accordance with their contractual terms was $198,000.

                          AT SEPTEMBER 30,               AT DECEMBER 31,
                          ------------------  -----------------------------------------
                            1997      1996     1996    1995    1994     1993     1992
                          --------  --------  ------  ------  -------  -------  -------
                                          (DOLLARS IN THOUSANDS)
Non-accrual mortgage
 loans..................  $  3,547  $  4,538  $4,716  $5,838  $ 8,636  $10,631  $14,564
Non-accrual other
 loans..................        14         6       4     --       160      453      150
                          --------  --------  ------  ------  -------  -------  -------
  Total non-accrual
   loans................     3,561     4,544   4,720   5,838    8,796   11,084   14,714
                          --------  --------  ------  ------  -------  -------  -------
Loans 90 days or more
 delinquent and still
 accruing...............       379        72      93     200      248      463    1,120
                          --------  --------  ------  ------  -------  -------  -------
  Total non-performing
   loans................     3,940     4,616   4,813   6,038    9,044   11,547   15,834
                          --------  --------  ------  ------  -------  -------  -------
  Total real estate
   owned, net of related
   allowance for loss...     1,398     1,918   1,517   3,131    1,633    2,039    1,282
                          --------  --------  ------  ------  -------  -------  -------
Total non-performing as-
 sets...................  $  5,338  $  6,534  $6,330  $9,169  $10,677  $13,586  $17,116
                          ========  ========  ======  ======  =======  =======  =======
Non-performing loans to
 total loans receivable,
 net....................      0.69%     0.93%   0.94%   1.32%    2.17%    2.77%    3.81%
Total non-performing
 assets to total
 assets.................      0.51%     0.67%   0.64%   0.97%    1.34%    1.73%    2.25%

  Classification of Assets. Federal regulations provide for the classification of loans and other assets such as debt and equity securities considered by the OTS to be of lesser quality as "substandard," "doubtful," or "loss" assets. An asset is considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. "Substandard" assets include those characterized by the "distinct possibility" that the Bank will sustain "some loss" if the deficiencies are not corrected. Assets classified as "doubtful" have all of the weaknesses inherent in those classified "substandard," with the added characteristic that the weaknesses present make "collection or liquidation in full," on the basis of currently existing facts, conditions, and values, "highly questionable and improbable." Assets classified as

"loss" are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. Assets that do not expose the savings institution to risk sufficient to warrant classification in one of the aforementioned categories, but which possess some weaknesses, are required to be designated "special mention" by management. Loans designated as special mention are generally loans that, while current in required payment, have exhibited some potential weaknesses that, if not corrected, could increase the level of risk in the future. Pursuant to the Bank's internal guidelines, all loans 90 days past due are classified substandard, doubtful, or loss.

  The following table sets forth the aggregate amount of the Bank's special mention and classified assets at the dates indicated.

                                        AT SEPTEMBER 30,     AT DECEMBER 31,
                                        ----------------- ---------------------
                                          1997     1996    1996   1995   1994
                                        -------- -------- ------ ------ -------
                                                    (IN THOUSANDS)
Special mention........................ $    811 $    242 $  290 $1,348 $   747
Substandard assets.....................    5,720    6,983  6,037  6,287  10,117
Doubtful assets........................      121      181    167    253      78
                                        -------- -------- ------ ------ -------
  Total special mention and classified
   assets.............................. $  6,652 $  7,406 $6,494 $7,888 $10,942
                                        ======== ======== ====== ====== =======

  As of September 30, 1997, the Bank had no single special mention or classified asset with a balance of greater than $240,000.

  Allowance for Loan Losses. The allowance for loan losses is established through a provision for loan losses based on management's evaluation of the adequacy of the allowance, including an assessment of known and inherent risks in its loan portfolio, review of individual loans for adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and consideration of current economic conditions. Such evaluation, which includes a review of all loans on which full collectibility may not be reasonably assured, considers the fair value of the underlying collateral, economic conditions, historical loan loss experience, and other factors that warrant recognition in providing for an adequate loan loss allowance. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses and valuation of real estate owned. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

  The Bank provided $900,000 and $375,000 in provision for loan losses for the nine months ended September 30, 1997 and 1996, respectively. The Bank provided $550,000 to the allowance for loan losses for 1996, compared with $310,000 in 1995. The Bank determined, after performing its asset classification review, that the allowance was adequate and within industry standards. At September 30, 1997, the total allowance was $6.0 million, which amounted to 1.1% of total loans receivable, net and 112.1% of nonperforming assets. Management will continue to maintain an allowance for loan losses consistent with regulatory expectations for non-performing assets, and will also adhere to the Bank's policy of evaluating the risks inherent in its loan portfolio and the New Jersey economy. The Bank will continue to monitor the level of its allowance for loan losses in order to maintain it at a level which management considers adequate to provide for potential loan losses.

The following table sets forth activity in the Bank's allowance for loan losses for the periods indicated.

                          FOR THE NINE
                          MONTHS ENDED
                          SEPTEMBER 30,    FOR THE YEARS ENDED DECEMBER 31,
                          --------------  --------------------------------------
                           1997    1996    1996    1995    1994    1993    1992
                          ------  ------  ------  ------  ------  ------  ------
                                       (DOLLARS IN THOUSANDS)
Balance at beginning of
 period.................  $5,322  $5,247  $5,247  $5,745  $5,899  $5,751  $3,865
Provision for loan loss-
 es.....................     900     375     550     310     300   1,200   2,400
Charge-offs.............    (240)   (534)   (585) (1,044)   (490) (1,087)   (520)
Recoveries..............     --        3     110     236      36      35       6
                          ------  ------  ------  ------  ------  ------  ------
Balance at end of peri-
 od.....................  $5,982  $5,091  $5,322  $5,247  $5,745  $5,899  $5,751
                          ======  ======  ======  ======  ======  ======  ======

  The following tables set forth the Bank's percent of allowance for loan losses to total allowance for loan losses and the percent of loans to total loans in each of the categories listed at the dates indicated.

                                     AT SEPTEMBER 30,                         AT DECEMBER 31,
                   ----------------------------------------------------- --------------------------
                              1997                       1996                       1996
                   -------------------------- -------------------------- --------------------------
                                     PERCENT                    PERCENT                    PERCENT
                                     OF LOANS                   OF LOANS                   OF LOANS
                          PERCENT OF IN EACH         PERCENT OF IN EACH         PERCENT OF IN EACH
                          ALLOWANCE  CATEGORY        ALLOWANCE  CATEGORY        ALLOWANCE  CATEGORY
                           TO TOTAL  TO TOTAL         TO TOTAL  TO TOTAL         TO TOTAL  TO TOTAL
                   AMOUNT ALLOWANCE   LOANS   AMOUNT ALLOWANCE   LOANS   AMOUNT ALLOWANCE   LOANS
                   ------ ---------- -------- ------ ---------- -------- ------ ---------- --------
                                                (DOLLARS IN THOUSANDS)
One-to four-
family...........  $3,592    60.05%    81.82% $3,465    68.06%    83.35% $3,641    68.42%    83.14%
Home equity
loans............     442     7.39      7.31     310     6.09      7.73     437     8.21      7.60
Construction.....     791    13.22      3.19     597    11.73      2.49     577    10.84      2.50
Commercial real
estate...........     540     9.03      5.51     322     6.32      4.25     347     6.52      4.11
Multi-family.....      64     1.07      1.09      89     1.75      1.18      89     1.67      1.53
                   ------   ------    ------  ------   ------    ------  ------   ------    ------
 Total mortgage
 loans...........   5,429    90.76     98.92   4,783    93.95     99.00   5,091    95.66     98.88
Consumer loans...     192     3.21      1.08     157     3.09      1.00     174     3.27      1.12
Other............      64     1.07       --       16     0.31       --       13     0.24       --
Unallocated......     297     4.96       --      135     2.65       --       44     0.83       --
                   ------   ------    ------  ------   ------    ------  ------   ------    ------
 Total allowance
 for loan
 losses..........  $5,982   100.00%   100.00% $5,091   100.00%   100.00% $5,322   100.00%   100.00%
                   ======   ======    ======  ======   ======    ======  ======   ======    ======
                                                                 AT DECEMBER 31,
                   -----------------------------------------------------------------------------------------------------------
                              1995                       1994                       1993                       1992
                   -------------------------- -------------------------- -------------------------- --------------------------
                                     PERCENT                    PERCENT                    PERCENT                    PERCENT
                                     OF LOANS                   OF LOANS                   OF LOANS                   OF LOANS
                          PERCENT OF IN EACH         PERCENT OF IN EACH         PERCENT OF IN EACH         PERCENT OF IN EACH
                          ALLOWANCE  CATEGORY        ALLOWANCE  CATEGORY        ALLOWANCE  CATEGORY        ALLOWANCE  CATEGORY
                           TO TOTAL  TO TOTAL         TO TOTAL  TO TOTAL         TO TOTAL  TO TOTAL         TO TOTAL  TO TOTAL
                   AMOUNT ALLOWANCE   LOANS   AMOUNT ALLOWANCE   LOANS   AMOUNT ALLOWANCE   LOANS   AMOUNT ALLOWANCE   LOANS
                   ------ ---------- -------- ------ ---------- -------- ------ ---------- -------- ------ ---------- --------
                                                             (DOLLARS IN THOUSANDS)
One- to four-
family...........  $3,842    73.22%    84.20% $4,408    76.73%    85.98% $4,238    71.84%    86.56% $4,148    72.13%    87.30%
Home equity
loans............     348     6.63      7.21     301     5.24      7.28     219     3.71      6.53     201     3.50      6.07
Construction.....     301     5.74      1.64     181     3.15      0.75     566     9.59      0.92     661    11.49      1.30
Commercial real
estate...........     173     3.30      3.73     100     1.74      3.16      44     0.75      2.96      30     0.52      2.02
Multi-family.....      97     1.85      2.09      55     0.96      1.84      26     0.44      1.73      26     0.45      1.75
A.I.D............     --       --       0.04     --       --       0.04     --       --       0.05     --       --       0.05
                   ------   ------    ------  ------   ------    ------  ------   ------    ------  ------   ------    ------
 Total mortgage
 loans...........   4,761    90.74     98.91   5,045    87.82     99.05   5,093    86.33     98.75   5,066    88.09     98.49
Consumer loans...     147     2.80      1.09     208     3.62      0.95     263     4.46      1.25     217     3.77      1.51
Other............      49     0.93       --       14     0.24       --      145     2.46       --      135     2.35       --
Unallocated......     290     5.53       --      478     8.32       --      398     6.75       --      333     5.79       --
                   ------   ------    ------  ------   ------    ------  ------   ------    ------  ------   ------    ------
 Total allowance
 for loan
 losses..........  $5,247   100.00%   100.00% $5,745   100.00%   100.00% $5,899   100.00%   100.00% $5,751   100.00%   100.00%
                   ======   ======    ======  ======   ======    ======  ======   ======    ======  ======   ======    ======

INVESTMENT ACTIVITIES

  The Investment Policy of the Bank, which is established by the Board of Directors and reviewed by the Investment Committee, is designed primarily to provide and maintain liquidity, to generate a favorable return on investments without incurring undue interest rate and credit risk and to complement the Bank's lending activities. The Policy currently provides for investment, available for sale and trading portfolios. In order to enhance the Bank's liquidity and flexibility, total return, or minimize interest rate risk, securities may be acquired for the available for sale portfolio. Investment securities and mortgage-backed securities, other than those designated as available for sale or trading, are comprised of debt securities that the Bank has the positive intent and ability to hold to maturity. Investment securities held to maturity are carried at cost, adjusted for amortization of premiums and accretion of discounts using the level-yield method over the estimated lives of the securities. At September 30, 1997, the Bank had investment securities held to maturity in the aggregate amount of $41.0 million, with a market value of $41.1 million.

  New Jersey state-chartered savings institutions have the authority to invest in various types of liquid assets, including United States Treasury obligations, securities of various federal agencies, certain certificates of deposit of insured banks and savings institutions, certain bankers' acceptances, repurchase agreements and loans on federal funds. Subject to various restrictions, state-chartered savings institutions may also invest a portion of their assets in commercial paper, corporate debt securities and asset-backed securities.

  In November 1995, the Financial Accounting Standards Board ("FASB") issued "Special Report--A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities," which provided the Bank with an opportunity to reassess the appropriateness of the classifications of all its securities, and on December 15, 1995, the Bank reclassified $13.0 million in amortized cost of investment securities from held to maturity to available for sale. At September 30, 1997, investment securities available for sale had a net unrealized loss of $27,000.

  Investments Available for Sale. The Bank maintains a portfolio of investments available for sale to reduce interest rate and market value risk. These investments, designated as available for sale at purchase, are marked to market in accordance with SFAS No. 115. The Bank's Investment Policy designates what type of securities may be contained in the available for sale portfolio. This portfolio of available for sale investments is reviewed and priced at least monthly. As of September 30, 1997, the market value of investment securities available for sale was $18.0 million, with an amortized cost basis of $18.1 million, and was composed of U.S. Treasury and agencies securities, and corporate debt obligations. The available for sale portfolio had a weighted average contractual maturity of 4.75 years. A substantial portion of the investment portfolio is comprised of callable agency notes, which have a variety of call options available to the issuer at predetermined dates. The investment portfolio's yield is enhanced by the addition of callable agency notes, due to the issuer's flexibility in repricing their funding source, while creating reinvestment risk to the Bank. At September 30, 1997, $52.0 million, or 88.2% of the total investment portfolio, including securities available for sale, were callable.

  Investment Portfolio. The following table sets forth certain information regarding the carrying and market values of the Bank's investment portfolio at the dates indicated:

                                                              AT DECEMBER 31,
                         AT SEPTEMBER 30,  -----------------------------------------------------
                               1997              1996              1995              1994
                         ----------------- ----------------- ----------------- -----------------
                         AMORTIZED MARKET  AMORTIZED MARKET  AMORTIZED MARKET  AMORTIZED MARKET
                           COST     VALUE    COST     VALUE    COST     VALUE    COST     VALUE
                         --------- ------- --------- ------- --------- ------- --------- -------
                                                     (IN THOUSANDS)
Investment securities
 held to maturity:
 U.S. Government and
  agency obligations....  $40,959  $41,108  $38,955  $38,980  $39,003  $39,617  $23,997  $22,774
                          =======  =======  =======  =======  =======  =======  =======  =======
Investment securities
 available for sale:
 U.S. Government and
  agency obligations....  $13,972  $13,943  $12,964  $12,836  $ 1,000  $   996  $13,884  $13,206
 Corporate
  obligations...........    4,079    4,081    2,000    1,995    1,041    1,062      --       --
                          -------  -------  -------  -------  -------  -------  -------  -------
   Total investment
    securities available
    for sale............  $18,051  $18,024  $14,964  $14,831  $ 2,041  $ 2,058  $13,884  $13,206
                          =======  =======  =======  =======  =======  =======  =======  =======
Other interest-earning
 investments:
 Federal funds sold.....  $17,925  $17,925  $ 1,850  $ 1,850  $17,875  $17,875  $ 4,375  $ 4,375
 FHLB-NY stock..........    8,045    8,045    7,428    7,428    6,276    6,276    5,691    5,691
                          -------  -------  -------  -------  -------  -------  -------  -------
   Total other interest-
    earning
    investments.........  $25,970  $25,970  $ 9,278  $ 9,278  $24,151  $24,151  $10,066  $10,066
                          =======  =======  =======  =======  =======  =======  =======  =======

  The table below sets forth certain information regarding the contractual maturities, amortized costs, market values and weighted average yields for the Bank's investment portfolio at September 30, 1997.

                                                            AT SEPTEMBER 30, 1997
                  ---------------------------------------------------------------------------------------------------------
                                     MORE THAN ONE YEAR MORE THAN FIVE YEARS
                   ONE YEAR OR LESS    TO FIVE YEARS        TO TEN YEARS         MORE THAN TEN YEARS                TOTAL
                  ------------------ ------------------ ----------------------   ----------------------   -----------------
                            WEIGHTED           WEIGHTED              WEIGHTED                 WEIGHTED
                  AMORTIZED AVERAGE  AMORTIZED AVERAGE  AMORTIZED     AVERAGE    AMORTIZED     AVERAGE    AMORTIZED MARKET
                    COST     YIELD     COST     YIELD      COST        YIELD        COST        YIELD       COST     VALUE
                  --------- -------- --------- -------- -----------  ---------   ----------   ---------   --------- -------
                                                            (DOLLARS IN THOUSANDS)
Investment secu-
rities held to
maturity:
 U.S. Government
 and Agency
 obligations.....  $   --      -- %   $14,991    6.81%   $    19,972       7.31%  $    5,996        8.02%  $40,959  $41,108
                   -------    ----    -------    ----    -----------   --------   ----------    --------   -------  -------
 Total investment
 securities held
 to maturity.....  $   --      -- %   $14,991    6.81%   $    19,972       7.31%  $    5,996        8.02%  $40,959  $41,108
                   =======    ====    =======    ====    ===========   ========   ==========    ========   =======  =======
Investment secu-
rities available
for sale:
 U.S. Government
 and Agency
 obligations.....  $   --      -- %   $10,972    6.11%   $     3,000       6.75%  $      --          -- %  $13,972  $13,943
 Corporate
 obligations.....      --      --       2,000    5.95          2,079       6.15          --          --      4,079    4,081
                   -------    ----    -------    ----    -----------   --------   ----------    --------   -------  -------
 Total investment
 securities
 available for
 sale............  $   --      -- %   $12,972    6.09%   $     5,079       6.51%  $      --          -- %  $18,051  $18,024
                   =======    ====    =======    ====    ===========   ========   ==========    ========   =======  =======
Other interest-
earning invest-
ments:
 Federal funds
 sold............  $17,925    5.79%   $   --      -- %   $       --         -- %  $      --          -- %  $17,925  $17,925
 FHLB-NY
 stock(1)........    8,045    6.75        --      --             --         --           --          --      8,045    8,045
                   -------    ----    -------    ----    -----------   --------   ----------    --------   -------  -------
 Total other
 interest-earning
 investments.....  $25,970    6.09%   $   --      -- %   $       --         -- %  $      --          -- %  $25,970  $25,970
                   =======    ====    =======    ====    ===========   ========   ==========    ========   =======  =======
                  WEIGHTED
                  AVERAGE
                   YIELD
                  --------
Investment secu-
rities held to
maturity:
 U.S. Government
 and Agency
 obligations.....   7.23%
                  --------
 Total investment
 securities held
 to maturity.....   7.23%
                  ========
Investment secu-
rities available
for sale:
 U.S. Government
 and Agency
 obligations.....   6.25%
 Corporate
 obligations.....   6.05
                  --------
 Total investment
 securities
 available for
 sale............   6.20%
                  ========
Other interest-
earning invest-
ments:
 Federal funds
 sold............   5.79%
 FHLB-NY
 stock(1)........   6.75
                  --------
 Total other
 interest-earning
 investments.....   6.09%
                  ========

----
(1) FHLB-NY stock does not have a stated maturity.

SOURCES OF FUNDS

  General. The Bank's primary source of funds are deposits; proceeds from principal and interest payments on loans and mortgage-backed securities; sales of loans, mortgage-backed securities and investments available for sale; maturities of investment securities and short-term investment; and, to an increasing extent, advances from the FHLB-NY, reverse repurchase agreements and other borrowed funds.

  Deposits. The Bank offers a variety of deposit accounts having a range of interest rates and terms. The Bank's deposits principally consist of fixed-term certificates, passbook savings, money market, Individual Retirement Accounts ("IRAs") and Negotiable Order of Withdrawal ("NOW") accounts. The flow of deposits is significantly influenced by general economic conditions, changes in money market and prevailing interest rates and competition. The Bank's deposits are typically obtained from the areas in which its offices are located. The Bank relies primarily on customer service and long-standing relationships to attract and retain these deposits. At September 30, 1997, $121.9 million of the Bank's deposit balance consisted of IRAs. Also at that date, $76.5 million, or 9.45%, of the Bank's deposit balance consisted of deposit accounts with a balance greater than $100,000. The Bank does not currently accept brokered deposits.

  The Bank seeks to maintain a high level of stable core deposits by providing convenient and high quality service through its extended branch network. To further this objective, the Bank acquired six branch offices from the RTC in 1991 for a deposit premium of $509,000, which was written off in 1996. Of those six offices, the Bank continues to operate four of the offices, and transferred the deposits of the other two offices into existing First Savings branches. During October 1997, the Bank entered into an agreement to sell its Eatontown branch, with the transfer of deposit liabilities and physical branch location scheduled for late February 1998. The Bank acquired two additional branches from the RTC in 1995 with deposits of approximately $112.8 million for a premium of $12.6 million. The Bank's strategy was to strengthen its market area within Middlesex County, and to provide better service to those communities within which these branches reside. During the years 1995 and 1994, the Bank's deposit base grew $11.9 million and $2.7 million, respectively, excluding the $112.8 million in deposits acquired in 1995. The percentage increase for those periods was 1.7% and 0.4%, respectively. During 1996, deposits decreased $11.7 million, or 1.5%, to $794.6 million. The decrease was due to increased competition and premium interest rates being paid by other institutions. For the nine months ended September 30, 1997, deposits increased $14.9 million, or 1.9%, due to partial retention of interest credited.

  The following table presents the deposit activity of the Bank for the periods indicated:

                               NINE MONTHS
                           ENDED SEPTEMBER 30,          YEARS ENDED DECEMBER 31,
                         ------------------------  -------------------------------------
                            1997         1996         1996         1995         1994
                         -----------  -----------  -----------  -----------  -----------
                                               (IN THOUSANDS)
Deposits................ $ 1,234,631  $ 1,197,644  $ 1,672,325  $ 1,374,946  $ 1,295,191
Withdrawals.............  (1,245,329)  (1,229,251)  (1,718,034)  (1,396,632)  (1,316,030)
Deposits acquired in
 purchase(1)............         --           --           --       112,785          --
                         -----------  -----------  -----------  -----------  -----------
Withdrawals less than
 (in excess of)
 deposits...............     (10,698)     (31,607)     (45,709)      91,099      (20,839)
Interest credited.......      25,552       25,710       33,966       33,626       23,491
                         -----------  -----------  -----------  -----------  -----------
Total increase (de-
 crease) in deposits.... $    14,854  $    (5,897) $   (11,743) $   124,725  $     2,652
                         ===========  ===========  ===========  ===========  ===========

--------
(1) Purchase of deposits from the Resolution Trust Corporation.

  The following table presents, by various categories, the amount of certificate accounts outstanding at September 30, 1997 and 1996, and the time to maturity of the certificate accounts outstanding at September 30, 1997.

                         AT SEPTEMBER 30,       MATURITY AT SEPTEMBER 30, 1997
                         ----------------- ----------------------------------------
                                            WITHIN  ONE THROUGH
                           1997     1996   ONE YEAR THREE YEARS THEREAFTER  TOTAL
                         -------- -------- -------- ----------- ---------- --------
                                               (IN THOUSANDS)
Certificate accounts:
  3.99% or less......... $  2,800 $  3,448 $  2,800   $   --     $   --    $  2,800
  4.00% to 4.49%........       91   16,242       91       --         --          91
  4.50% to 4.99%........   21,879  153,445   18,687     3,192        --      21,879
  5.00% to 5.49%........  252,318  156,071  239,457     6,414      6,447    252,318
  5.50% to 5.99%........  123,762   44,162   70,659    38,693     14,410    123,762
  6.00% to 6.49%........   23,056   35,379    3,107     4,990     14,959     23,056
  6.50% to 6.99%........   34,628   49,583   10,288    12,698     11,642     34,628
  7.00% to 7.49%........    2,594    2,702    2,486       --         108      2,594
  7.50% to 7.99%........    2,890    2,837      341     1,232      1,317      2,890
  8.00% and greater.....      634      656      388       246        --         634
                         -------- -------- --------   -------    -------   --------
    Total............... $464,652 $464,525 $348,304   $67,465    $48,883   $464,652
                         ======== ======== ========   =======    =======   ========

  At September 30, 1997, the Bank had $45.3 million in certificate accounts in amounts of $100,000 or more maturing as follows:

   MATURITY PERIOD                                                   AMOUNT
   ---------------                                               --------------
                                                                 (IN THOUSANDS)
   Three months or less.........................................    $ 8,328
   Over 3 through 6 months......................................      6,673
   Over 6 through 12 months.....................................     20,239
   Over 12 months...............................................     10,101
                                                                    -------
     Total......................................................    $45,341
                                                                    =======

  The following table sets forth the distribution of the Bank's average accounts for the periods indicated and the weighted average nominal interest rates on each category of deposits presented.

                                                                          YEARS ENDED DECEMBER 31,
                       NINE MONTHS ENDED      --------------------------------------------------------------------------------
                       SEPTEMBER 30, 1997                1996                       1995                       1994
                   -------------------------- -------------------------- -------------------------- --------------------------
                            PERCENT                    PERCENT                    PERCENT                    PERCENT
                            OF TOTAL WEIGHTED          OF TOTAL WEIGHTED          OF TOTAL WEIGHTED          OF TOTAL WEIGHTED
                   AVERAGE  AVERAGE  AVERAGE  AVERAGE  AVERAGE  AVERAGE  AVERAGE  AVERAGE  AVERAGE  AVERAGE  AVERAGE  AVERAGE
                   BALANCE  DEPOSITS   RATE   BALANCE  DEPOSITS   RATE   BALANCE  DEPOSITS   RATE   BALANCE  DEPOSITS   RATE
                   -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- --------
                                                             (DOLLARS IN THOUSANDS)
Non-interest
bearing demand...  $ 21,109    2.62%    -- %  $ 19,491    2.42%    -- %  $ 16,610    2.10%    -- %  $ 14,002    2.04%    -- %
Money market
accounts.........   134,681   16.71    3.30    124,097   15.40    3.28    129,426   16.37    3.20    124,917   18.17    2.79
Savings
accounts.........   129,334   16.04    2.54    139,045   17.26    2.53    140,122   17.73    2.55    143,738   20.91    2.51
NOW accounts.....    57,077    7.08    1.90     54,079    6.71    1.96     50,552    6.40    1.89     43,251    6.29    2.00
                   --------  ------           --------  ------           --------  ------           --------  ------
 Total...........   342,201   42.45    2.56    336,712   41.79    2.57    336,710   42.60    2.57    325,908   47.41    2.44
                   --------  ------           --------  ------           --------  ------           --------  ------
Certificate
accounts:
Less than six
months...........   143,604   17.81    5.05    142,332   17.67    4.85    128,984   16.32    5.05    110,320   16.04    3.26
Over 6 through 12
months...........   167,818   20.82    5.32    166,356   20.65    5.34    157,267   19.90    5.51    110,130   16.02    3.70
Over 12 through
36 months........    54,425    6.75    5.74     59,192    7.35    5.65     67,921    8.59    5.22     52,264    7.60    4.64
Over 36 months...    98,092   12.17    6.05    101,014   12.54    6.16     99,483   12.59    6.41     88,875   12.93    6.43
                   --------  ------           --------  ------           --------  ------           --------  ------
 Total
 certificate
 accounts........   463,939   57.55    5.42    468,894   58.21    5.39    453,655   57.40    5.53    361,589   52.59    4.35
                   --------  ------           --------  ------           --------  ------           --------  ------
 Total average
 deposits........  $806,140  100.00%   4.21   $805,606  100.00%   4.22   $790,365  100.00%   4.27   $687,497  100.00%   3.46
                   ========  ======           ========  ======           ========  ======           ========  ======

BORROWINGS

  The Bank's policy has been to utilize borrowings as an alternative and/or less costly source of funds. The Bank obtains advances from the FHLB-NY, which are collateralized by the capital stock of the FHLB-NY held by the Bank, and certain mortgage loans and mortgage-backed securities of the Bank. The Bank also borrows funds via reverse repurchase agreements with the FHLB-NY and primary broker/dealers. Advances from the FHLB-NY are made pursuant to several different credit programs, each of which has its own interest rate and maturity. The maximum amount that the FHLB-NY will advance to member institutions, including the Bank, for purposes of other than meeting withdrawals, fluctuates from time to time in accordance with the policies of the FHLB-NY and the OTS. The maximum amount of FHLB-NY advances permitted to a member institution generally is reduced by borrowings from any other source. At September 30, 1997, the Bank's FHLB-NY advances totalled $33.0 million, representing 3.5% of total liabilities.

  During 1997, the Bank continued to borrow funds from primary broker/dealers. The borrowings are collateralized by designated mortgage-backed and investment securities. The total of these borrowings at September 30, 1997 was $90.9 million, representing 9.6% of total liabilities. The Bank has the right to freely substitute collateral as long as the margin is at least 95% of all outstanding borrowings, including accrued interest.

  The Bank also has an available overnight line-of-credit with the FHLB-NY for a maximum of $48.9 million. The fee for the line-of-credit for the nine months ended September 30, 1997 was $500. The Bank may continue to increase borrowings in the future to fund asset growth. To the extent it does so, the Bank may experience an increase in its cost of funds.

  The Bank, as part of the 1992 MHC Reorganization, established, for eligible employees, an ESOP which became effective at completion of the 1992 MHC Reorganization. As part of the initial minority stock offering conducted in connection with the 1992 MHC Reorganization, the Bank's ESOP borrowed funds totaling $700,000 from an unrelated third party lender and used the funds to purchase 7%, or 70,000 shares, of the common stock issued in the offering. On September 30, 1994, the third party lender was repaid by the Mutual Holding Company, which refinanced the ESOP loan at the same interest rate. The ESOP debt as of September 30, 1997 and December 31, 1996 and 1995, was $571,000, $646,000 and $746,000, respectively, and bears an interest rate equal to the prime rate less 1.50%, as published in The Wall Street Journal, with principal and interest payable in quarterly installments over a ten-year period. During the nine months ended September 30, 1997, and the year ended December 31, 1996, $25,000 of dividends paid on ESOP shares during each of the periods was used to pay down ESOP debt. Total interest paid on ESOP debt for the nine months ended September 30, 1997 and 1996, was $33,000 and $37,000, respectively, and for the years ended December 31, 1996, 1995 and 1994 was $48,000, $41,000 and $26,000, respectively. In July 1995, the Bank completed its 1995 Secondary Offering, whereby the ESOP purchased an additional 42,000 shares of Common Stock at $13 per share, totaling $546,000. The funds to purchase those shares were borrowed from the Mutual Holding Company. The borrowing is currently secured by 80,102 shares of the Bank's Common Stock, as adjusted for the 10% stock dividend declared on September 24, 1997.

  Upon consummation of the Conversion and Reorganization, it is expected that the Mutual Holding Company's loan to the ESOP will be assumed by the Company, and that the Company will lend additional funds to the ESOP to enable it to acquire 8% of the Conversion Stock. See "Management of the Bank--Executive Compensation--Employee Stock Ownership Plan."

  The following table sets forth certain information regarding the Bank's borrowed funds on the dates indicated:

                               AT OR FOR THE
                             NINE MONTHS ENDED    AT OR FOR THE YEARS ENDED
                               SEPTEMBER 30,             DECEMBER 31,
                             -------------------  ----------------------------
                               1997       1996      1996      1995      1994
                             ---------  --------  --------  --------  --------
                                        (DOLLARS IN THOUSANDS)
FHLB-NY advances:
 Average balance outstand-
  ing....................... $  36,200  $ 19,400  $ 21,846  $ 21,231  $ 29,538
 Maximum amount outstanding
  at any month-end during
  the period................    40,000    22,000    30,000    34,000    37,000
 Balance outstanding at end
  of period.................    33,000    20,000    30,000    19,000    34,000
 Weighted average interest
  rate during the period....      6.18%     6.18%     6.13%     5.72%     4.74%
 Weighted average interest
  rate at end of period.....      6.06%     6.17%     6.06%     6.13%     5.22%
Repurchase agreements:
 Average balance outstand-
  ing....................... $  74,138  $ 26,862  $ 32,691  $ 11,834  $    --
 Maximum amount outstanding
  at any month-end during
  the period................    90,894    49,437    57,994    24,864       --
 Balance outstanding at end
  of period.................    90,894    49,437    57,994    19,750       --
 Weighted average interest
  rate during the period....      6.14%     5.91%     6.05%     6.50%      -- %
 Weighted average interest
  rate at end of period.....      5.94%     6.04%     6.02%     6.13%      -- %
ESOP debt:
 Average balance outstand-
  ing....................... $     616  $    716  $    704  $    510  $    358
 Maximum amount outstanding
  at any month-end during
  the period................       646       746       746       796       400
 Balance outstanding at end
  of period.................       571       671       646       746       300
 Weighted average interest
  rate during the period....      7.03%     6.84%     7.74%     8.08%     7.25%
 Weighted average interest
  rate at end of period.....      7.00%     6.75%     6.75%     7.00%     8.50%
Total borrowings:
 Average balance outstand-
  ing....................... $ 110,954  $ 46,978  $ 55,241  $ 33,575  $ 29,896
 Maximum amount outstanding
  at any month-end during
  the period................   124,465    70,108    88,640    59,661    37,325
 Balance outstanding at end
  of period.................   124,465    70,108    88,640    39,496    34,300
 Weighted average interest
  rate during the period....      6.16%     6.05%     6.10%     6.06%     4.82%
 Weighted average interest
  rate at end of period.....      5.98%     6.08%     6.04%     6.15%     5.24%

SUBSIDIARY ACTIVITIES

  FSB Financial Corp. FSB Financial Corp. is a wholly owned subsidiary of the Bank and provides a line of fixed and variable rate annuity products, along with mutual funds and term life insurance. For the nine months ended September 30, 1997, FSB Financial Corp. had net income of $140,000.

  1000 Woodbridge Center Drive, Inc. 1000 Woodbridge Center Drive, Inc. is a wholly owned subsidiary of the Bank. 1000 Woodbridge Center Drive, Inc. is the owner of the Bank's corporate center. For the year ended December 31, 1996, 1000 Woodbridge Center Drive, Inc. had a net loss of $110,000. The subsidiary was inactive as of September 30, 1997.

PROPERTIES

  The Bank conducts its business through its main office and 17 full service branch offices, all located in central New Jersey. The following table sets forth certain information concerning the main office and each branch office of the Bank at September 30, 1997. The aggregate net book value of the Bank's premises and equipment was $13.3 million at September 30, 1997.

                              DATE LEASED NET BOOK VALUE AT
LOCATION                      OR ACQUIRED SEPTEMBER 30, 1997 LEASED OR OWNED
--------                      ----------- ------------------ ---------------
MAIN OFFICE:
339 State Street                 4/29         $1,306,297          Owned
Perth Amboy, NJ 08861(1)
CORPORATE HEADQUARTERS:
1000 Woodbridge Avenue            5/94         5,500,548          Owned
Woodbridge, NJ 07095
BRANCH OFFICES:
158 Wyckoff Road                  7/93           105,135         Leased
Eatontown, NJ 07724(2)
980 Amboy Avenue                  6/74           673,607          Owned
Edison, NJ 08837
2100 Oak Tree Road                4/84           312,974          Owned
Edison, NJ 08820
206 South Avenue                  9/91           373,090          Owned
Fanwood, NJ 07023
Lafayette Road & Ford Avenue      4/84            54,524         Leased
Fords, NJ 08863
Rt. 35 & Bethany Road             1/91            15,755         Leased
Hazlet, NJ 07730
101 New Brunswick Avenue          6/76            63,240         Leased
Hopelawn, NJ 08861
1220 Green Street                11/84           644,436          Owned
Iselin, NJ 08830
599 Middlesex Avenue              1/95            44,382         Leased
Metuchen, NJ 08840(3)
1580 Rt. 35 South                 4/95           226,162         Leased
Middletown, NJ 07748
97 North Main Street              1/95         1,050,927          Owned
Milltown, NJ 08850(3)
Rt. 9 & Ticetown Road             6/79             7,306         Leased
Old Bridge, NJ 08857
100 Stelton Road                  9/91           298,274         Leased
Piscataway, NJ 08854(4)
325 Amboy Avenue                  1/70           236,732          Owned
Woodbridge, NJ 07095
Rt. 1 & St. Georges Avenue        6/80               570         Leased
Woodbridge, NJ 07095

--------
(1) Includes an adjacent administrative building with a net book value of $942,000.
(2) An agreement has been signed to sell the Eatontown branch. The transaction is anticipated to close in February 1998.
(3) Acquired/leased in conjunction with purchase of deposits from the RTC on January 20, 1995.
(4) Includes property acquired in 1994 for future branch.

LEGAL PROCEEDINGS

  The Bank is involved in various legal actions arising in the normal course of its business. In the opinion of management, the resolution of these legal actions are not expected to have a material adverse effect on the Bank's results of operations.

PERSONNEL

  As of September 30, 1997, the Bank had 208 full-time employees and 33 part-time employees. The employees are not represented by a collective bargaining unit and the Bank considers its relationship with its employees to be good. See "Management of the Bank--Benefit Plans" for a description of certain compensation and benefit programs offered to the Bank's employees.

                          FEDERAL AND STATE TAXATION

FEDERAL TAXATION

  General. The Bank and the Company will report their income on a calendar year basis using the accrual method of accounting and will be subject to federal income taxation in the same manner as other corporations with some exceptions, including particularly the Bank's reserve for bad debts discussed below. The following discussion of tax matters is intended only as a summary and does not purport to be a comprehensive description of the tax rules applicable to the Bank or the Company. The Bank was last audited by the IRS in 1984 and has not been audited by the New Jersey Division of Taxation ("DOT") in the past five years.

  Bad Debt Reserve. Historically, savings institutions such as the Bank which met certain definitional tests primarily related to their assets and the nature of their business ("qualifying thrifts") were permitted to establish a reserve for bad debts and to make annual additions thereto, which may have been deducted in arriving at their taxable income. The Bank's deductions with respect to "qualifying real property loans," which are generally loans secured by certain interest in real property, were computed using an amount based on the percentage of taxable income method.

  In August 1996, the provisions repealing the current thrift bad debt rules were passed by Congress as part of "The Small Business Job Protection Act of 1996." The new rules eliminate the 8% of taxable income method for deducting additions to the tax bad debt reserves for all thrifts for tax years beginning after December 31, 1995. These rules also require that all thrift institutions recapture all or a portion of their bad debt reserves added since the base year (last taxable year beginning before January 1, 1988). The Bank has previously recorded a deferred tax liability equal to the bad debt recapture and as such, the new rules will have no effect on net income or federal income tax expense.

  For the tax years beginning after December 31, 1995, the Bank is not permitted to maintain a tax reserve for bad debts. As of September 30, 1997, the Bank had an excess amount subject to recapture equal to $12.7 million. The new rules allow an institution to suspend the bad debt reserve recapture for the 1996 and 1997 tax years if the institution's lending activity for those years is equal to or greater than the institution's average mortgage lending activity for the six taxable years preceding 1996. For this purpose, only home purchase and home improvement loans are included and the institution can elect to have the tax years with the highest and lowest lending activity removed from the average calculation. If an institution is permitted to postpone the reserve recapture, it must begin its six year recapture no later than the 1998 tax year. The unrecaptured base year reserves will not be subject to recapture as long as the institution continues to carry on the business of banking. In addition, the balance of the pre-1988 bad debt reserves continue to be subject to provisions of present law referred to below that require recapture in the case of certain excess distributions to shareholders.

  Distributions. To the extent that the Bank makes "non-dividend distributions" to the Company that are considered as made (i) from the reserve for losses on qualifying real property loans, or (ii) from the supplemental reserve for losses on loans ("Excess Distributions"), then an amount based on the amount distributed will be included in the Bank's taxable income. Non-dividend distributions include distributions in excess of the Bank's current and accumulated earnings and profits, distributions in redemption of stock, and distributions in partial or complete liquidation. However, dividends paid out of the Bank's current or accumulated earnings and profits, as calculated for federal income tax purposes, will not be considered to result in a distribution from the Bank's bad debt reserve. Thus, any dividends to the Company that would reduce amounts appropriated to the Bank's bad debt reserve and deducted for federal income tax purposes would create a tax liability for the Bank. The amount of additional taxable income created from an Excess Distribution is an amount that, when reduced by the tax attributable to the income, is equal to the amount of the distribution. Thus, if, after the Conversion, the Bank makes a "non-dividend distribution," then approximately one and one-half times the amount so used would be includable in gross income for federal income tax purposes, assuming a 34% corporate income tax rate (exclusive of state and local taxes). See "Regulation" and "Dividend Policy" for limits on the payment of dividends of the Bank. The Bank does not intend to pay dividends that would result in a recapture of any portion of its bad debt reserve.

  Corporate Alternative Minimum Tax. The Internal Revenue Code of 1986, as amended (the "Code") imposes a tax on alternative minimum taxable income ("AMTI") at a rate of 20%. Only 90% of AMTI can be offset by net operating loss carryovers of which the Bank currently has none. AMTI is increased by an amount equal to 75% of the amount by which the Bank's adjusted current earnings exceeds its AMTI (determined without regard to this preference and prior to reduction for net operating losses). The Bank does not expect to be subject to the AMT.

  Dividends Received Deduction and Other Matters. The Company may exclude from its income 100% of dividends received from the Bank as a member of the same affiliated group of corporations. The corporate dividends received deduction is generally 70% in the case of dividends received from unaffiliated corporations, except that if the Company or the Bank own more than 20% of the stock of a corporation distributing a dividend then 80% of any dividends received may be deducted.

STATE AND LOCAL TAXATION

  State of New Jersey. The Bank files New Jersey income tax returns. For New Jersey income tax purposes, savings institutions are presently taxed at a rate equal to 3% of taxable income. For this purpose, "taxable income" generally means federal taxable income, subject to certain adjustments (including the addition of net interest income on state and municipal obligations). The Bank is not currently under audit with respect to its New Jersey income tax returns.

  The Company will be required to file a New Jersey income tax return because it will be doing business in New Jersey. For New Jersey tax purposes, regular corporations are presently taxed at a rate equal to 9% of taxable income. For this purpose, "taxable income" generally means Federal taxable income subject to certain adjustments (including addition of interest income on state and municipal obligations).

  Delaware Taxation. As a Delaware holding company not earning income in Delaware, the Company is exempt from Delaware corporate income tax but is required to file an annual report with and pay an annual franchise tax to the State of Delaware.

                                  REGULATION

GENERAL

  The Bank is subject to extensive regulation, examination and supervision by the Department, as its chartering agency, the OTS, as its federal banking regulator, and the FDIC, as the deposit insurer. The Bank is a member of the FHLB System. The Bank's deposit accounts are insured up to applicable limits by the SAIF managed by the FDIC. The Bank must file reports with the Commissioner of the Department (the "Commissioner"), the OTS and the FDIC concerning its activities and financial condition in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers with, or acquisitions of, other financial institutions. There are periodic examinations by the Department, the OTS and the FDIC to test the Bank's compliance with various regulatory requirements. This regulation and supervision establishes a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of the insurance fund and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such policies, whether by the Department, the OTS, the FDIC or the Congress, could have a material adverse impact on the Company, the Bank and their operations. The Company, as a savings and loan holding company, will also be required to file certain reports with, and otherwise comply with the rules and regulations of the OTS and of the Securities and Exchange Commission (the "SEC") under the federal securities laws.

  Any change in the regulatory structure or the applicable statutes or regulations, whether by the Department, the OTS, the FDIC or the Congress, could have a material impact on the Company, the Bank, their operations or the Conversion and Reorganization. Congress has been considering various proposals to eliminate the federal thrift charter and abolish the OTS. The outcome of such legislation is uncertain. Therefore, the Bank is unable to determine the extent to which legislation, if enacted, would affect its business and what charter alternatives will be available at that time. See "Risk Factors-- Financial Institution Regulation and Possible Legislation."

  Certain of the regulatory requirements applicable to the Bank and to the Company are referred to below or elsewhere herein. The description of statutory provisions and regulations applicable to savings associations set forth in this Prospectus do not purport to be complete descriptions of such statutes and regulations and their effects on the Bank and the Company and is qualified in its entirety by reference to such statutes and regulations.

FEDERAL REGULATION OF SAVINGS INSTITUTIONS

  Business Activities. The activities of savings institutions are governed by the Home Owners' Loan Act, as amended (the "HOLA") and, in certain respects, the Federal Deposit Insurance Act ("FDI Act") and the regulations issued by the agencies to implement these statutes. These laws and regulations delineate the nature and extent of the activities in which savings associations may engage.

  Loans-to-One Borrower. Under the HOLA, savings institutions are generally subject to the national bank limit on loans-to-one borrower. Generally, this limit is 15% of the Bank's unimpaired capital and surplus, plus an additional 10% of unimpaired capital and surplus, if such loan is secured by readily-marketable collateral, which is defined to include certain financial instruments and bullion. At September 30, 1997, the Bank's general policy is to limit loans-to-one borrower to $13.5 million. At September 30, 1997, the Bank's largest aggregate amount of loans-to-one borrower totalled $11.1 million.

  QTL Test. The HOLA requires savings institutions to meet a QTL test. Under the QTL test, a savings association is required to maintain at least 65% of its "portfolio assets" (total assets less: (i) specified liquid assets up to 20% of total assets; (ii) intangibles, including goodwill; and (iii) the value of property used to conduct business) in certain "qualified thrift investments" (primarily residential mortgages and related investments, including certain mortgage-backed and related securities) in at least nine months out of each 12 month period. A savings association that fails the QTL test must either convert to a bank charter or operate under certain restrictions. As of September 30, 1997, the Bank maintained 88.8% of its portfolio assets in qualified thrift investments and, therefore, met the QTL test. Recent legislation has expanded the extent to which education loans, credit card loans and small business loans may be considered as "qualified thrift investments."

  Limitation on Capital Distributions. OTS regulations impose limitations upon all capital distributions by a savings institution, such as cash dividends, payments to repurchase or otherwise acquire its shares, payments to shareholders of another institution in a cash-out merger and other distributions charged against capital. The rule establishes three tiers of institutions, which are based primarily on an institution's capital level and supervisory condition. An institution, such as the Bank, that exceeds all fully phased-in regulatory capital requirements before and after a proposed capital distribution ("Tier 1 Bank") and has not been advised by the OTS that it is in need of more than normal supervision, could, after prior notice to, but without the approval of the OTS, make capital distributions during a calendar year equal to the greater of: (i) 100% of its net earnings to date during the calendar year plus the amount that would reduce by one-half its "surplus capital ratio" (the excess capital over its fully phased-in capital requirements) at the beginning of the calendar year; or (ii) 75% of its net earnings for the previous four quarters. Any additional capital distributions would require prior OTS approval. In the event the Bank's capital fell below its capital requirements or the OTS notified it that it was in need of more than normal supervision, the Bank's ability to make capital distributions could be restricted. In addition, the OTS could prohibit a proposed capital distribution by any institution, which would otherwise be permitted by the regulation, if the OTS determines that such distribution would constitute an unsafe or unsound practice.

  Liquidity. The Bank is required to maintain an average daily balance of specified liquid assets equal to a monthly average of not less than a specified percentage (currently 4%) of its net withdrawable deposit accounts plus short-term borrowings. Monetary penalties may be imposed for failure to meet these liquidity requirements. The Bank's average liquidity ratio at September 30, 1997 was 8.17%, which exceeded the applicable requirements. The Bank has never been subject to monetary penalties for failure to meet its liquidity requirements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  Assessments. Savings institutions are required by regulation to pay assessments to the FDIC, the OTS and the New Jersey Department of Banking to fund the various agency's operations and periodic Bank examinations. The assessments paid by the Bank to these agencies for the nine months ended September 30, 1997 and for the years ended December 31, 1996 and 1995 totalled $251,000, $271,000 and $217,000, respectively.

  Transactions with Related Parties. The Bank's authority to engage in transactions with related parties or "affiliates" (i.e., any company that controls or is under common control with an institution, including the Company and any non-savings institution subsidiaries that the Company may establish) is limited by Sections 23A and 23B of the Federal Reserve Act ("FRA"). Section 23A restricts the aggregate amount of covered transactions with any individual affiliate to 10% of the capital and surplus of the savings institution and also limits the aggregate amount of transactions with all affiliates to 20% of the savings institution's capital and surplus. Certain transactions with affiliates are required to be secured by collateral in an amount and of a type described in Section 23A and the purchase of low quality assets from affiliates is generally prohibited. Section 23B generally requires that certain transactions with affiliates, including loans and asset purchases, must be on terms and under circumstances, including credit standards, that are substantially the same or at least as favorable to the institution as those prevailing at the time for comparable transactions with non-affiliated companies.

  The Bank's authority to extend credit to executive officers, directors and 10% shareholders ("insiders"), as well as entities such persons control, is governed by Sections 22(g) and 22(h) of the FRA, and Regulation O thereunder. Among other things, these regulations require such loans to be made on terms and conditions substantially the same as those offered to unaffiliated individuals and not involve more than the normal risk of repayment. Recent legislation created an exception for loans to insiders made pursuant to a benefit or compensation program that are widely available to all employees of the institution and do not give preference to insiders over other employees. Regulation O also places individual and aggregate limits on the amounts of loans the Bank may make to insiders based, in part, on the Bank's capital position, and requires certain board approval procedures to be followed.

  Enforcement. Under the FDI Act, the OTS has primary enforcement responsibility over savings institutions and has the authority to bring action against all "institution-affiliated parties," including stockholders, and any attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on an insured institution. Formal enforcement action may range from the issuance of a capital directive or cease and desist order to removal of officers or directors, receivership, conservatorship or termination of deposit insurance. Civil penalties cover a wide range of violations and can amount to $25,000 per day, or $1 million per day in especially egregious cases. Under the FDI Act, the FDIC has the authority to recommend to the Director of the OTS that enforcement action be taken with respect to a particular savings institution. If action is not taken by the Director, the FDIC has authority to take such action under certain circumstances. Federal and state law also establishes criminal penalties for certain violations.

  Standards for Safety and Soundness. The FDI Act requires each federal banking agency to prescribe for all insured depository institutions standards relating to, among other things, internal controls, information systems and audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, and compensation, fees and benefits and such other operational and managerial standards as the agency deems appropriate. The federal banking agencies have adopted final regulations and Interagency Guidelines Establishing Standards for Safety and Soundness ("Guidelines") to implement these safety and soundness standards. The Guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. The Guidelines address internal controls and information systems; internal audit system; credit underwriting; loan documentation; interest rate risk exposure; asset growth; asset quality; earnings; and compensation, fees and benefits. If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the Guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard, as required by the FDI Act. The final regulations establish deadlines for the submission and review of such safety and soundness compliance plans.

  Capital Requirements. The OTS capital regulations require savings institutions to meet three capital standards: a 1.5% tangible capital standard, a 3% leverage (core capital) ratio and an 8% risk based capital standard. Core capital is defined as common stockholder's equity (including retained earnings), certain non-cumulative perpetual preferred stock and related surplus, minority interests in equity accounts of consolidated subsidiaries less intangibles other than certain mortgage servicing rights ("MSRs") and credit card relationships. The OTS regulations require that, in meeting the leverage ratio, tangible and risk-based capital standards institutions generally must deduct investments in and loans to subsidiaries engaged in activities not permissible for a national bank. In addition, the OTS prompt corrective action regulation provides that a savings institution that has a leverage capital ratio of less than 4% (3% for institutions receiving the highest CAMEL examination rating) will be deemed to be "undercapitalized" and may be subject to certain restrictions. See "--Prompt Corrective Regulatory Action."

  The risk-based capital standard for savings institutions requires the maintenance of total capital (which is defined as core capital and supplementary capital) to risk-weighted assets of 8%. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet assets, are multiplied by a risk-weight of 0% to 100%, as assigned by the OTS capital regulation based on the risks OTS believes are inherent in the type of asset. The components of core capital are equivalent to those discussed earlier under the 3% leverage standard. The components of supplementary capital currently include cumulative preferred stock, long-term perpetual preferred stock, mandatory convertible securities, subordinated debt and intermediate preferred stock and, within specified limits, the allowance for loan and lease losses. Overall, the amount of supplementary capital included as part of total capital cannot exceed 100% of core capital.

  At September 30, 1997, the Bank met each of its capital requirements, in each case on a fully phased-in basis. See "Regulatory Capital Compliance" for a table which sets forth in terms of dollars and percentages the

OTS tangible, leverage and risk-based capital requirements, the Bank's historical amounts and percentages at September 30, 1997, and pro forma amounts and percentages based upon the issuance of the shares within the Estimated Price Range and assuming that a portion of the net proceeds are retained by the Company.

THRIFT RECHARTERING

  Recently enacted legislation provides that the BIF (the deposit insurance fund that covers most commercial bank deposits) and the SAIF will merge on January 1, 1999 if there are no more savings associations as of that date. Several bills have been introduced in the current Congress that would eliminate the federal thrift charter and the OTS. A bill recently reported by the House Banking Committee would require federal thrifts to become national banks or state banks or savings banks within two years after enactment or they would, by operation of law, become national banks. A national bank resulting from a converted federal thrift could continue to engage in activities, including holding any assets, in which it was lawfully engaged on the day before the date of enactment. Branches operated on the day before enactment could be retained regardless of their permissibility for national banks. Subject to a grandfathering provision, all savings and loan holding companies would become subject to the same regulation and activities restrictions as bank holding companies. The grandfathering could be lost under certain circumstances, such as a change in control of the holding company. The legislative proposal would also abolish the OTS and transfer its functions to the federal bank regulators with respect to the institutions and to the Board of Governors of the Federal Reserve Board with respect to the regulation of holding companies. The Bank is unable to predict whether the legislation will be enacted or, given such uncertainty, determine the extent to which the legislation, if enacted, would affect its business. The Bank is also unable to predict whether the SAIF and BIF will eventually be merged.

PROMPT CORRECTIVE REGULATORY ACTION

  Under the OTS prompt corrective action regulations, the OTS is required to take certain supervisory actions against undercapitalized institutions, the severity of which depends upon the institution's degree of capitalization. Generally, a savings institution that has a total risk-based capital of less than 8.0% or a leverage ratio or a Tier 1 capital ratio that is less than 4.0% is considered to be undercapitalized. A savings institution that has a total risk-based capital less than 6.0%, a Tier 1 risk-based capital ratio of less than 3.0% or a leverage ratio that is less than 3.0% is considered to be "significantly undercapitalized" and a savings institution that has a tangible capital to assets ratio equal to or less than 2.0% is deemed to be "critically undercapitalized." Subject to a narrow exception, the banking regulator is required to appoint a receiver or conservator for an institution that is critically undercapitalized. The regulation also provides that a capital restoration plan must be filed with the OTS within 45 days of the date an association receives notice that it is "undercapitalized," "significantly undercapitalized" or "critically undercapitalized." Compliance with the plan must be guaranteed by any parent holding company. In addition, numerous mandatory supervisory actions may become immediately applicable to the institution depending upon its category, including, but not limited to, increased monitoring by regulators, restrictions on growth, and capital distributions and limitations on expansion. The OTS could also take any one of a number of discretionary supervisory actions, including the issuance of a capital directive and the replacement of senior executive officers and directors.

INSURANCE OF DEPOSIT ACCOUNTS

  The FDIC has adopted a risk-based insurance assessment system. The FDIC assigns an institution to one of three capital categories based on the institution's financial information, as of the reporting period ending seven months before the assessment period. The capital categories are (1) well capitalized, (2) adequately capitalized or (3) undercapitalized. An institution is also placed in one of three supervisory subcategories within each capital group. The supervisory subgroup to which an institution is assigned is based on a supervisory evaluation provided to the FDIC by the institution's primary federal regulator and information that the FDIC determines to be relevant to the institution's financial condition and the risk posed to the deposit insurance funds. An institution's assessment rate depends on the capital category and supervisory category to which it is assigned with the most well capitalized, healthy institutions receiving the lowest rates.

  Deposits of the Bank are presently insured by the SAIF. Both the SAIF and the BIF are statutorily required to be recapitalized to a 1.25% of insured reserve deposits ratio. Until recently, members of the SAIF and BIF were paying average deposit insurance assessments of between 24 and 25 basis points. The BIF met the required reserve in 1995, whereas the SAIF was not expected to meet or exceed the required level until 2002 at the earliest. This situation was primarily due to the statutory requirement that SAIF members make payments on bonds issued in the late 1980s by the Financing Corporation ("FICO") to recapitalize the predecessor to the SAIF.

  In view of the BIF's achieving the 1.25% ratio, the FDIC ultimately adopted a new assessment rate schedule of from 0 to 27 basis points under which 92% of BIF members paid an annual premium of only $2,000. With respect to SAIF member institutions, the FDIC adopted a final rule retaining the previously existing assessment rate schedule applicable to SAIF member institutions of 23 to 31 basis points. As long as the premium differential continued, it may have had adverse consequences for SAIF members, including reduced earnings and an impaired ability to raise funds in the capital markets. In addition, SAIF members, such as the Bank, could have been placed at a substantial competitive disadvantage to BIF members with respect to pricing of loans and deposits and the ability to achieve lower operating costs.

  On September 30, 1996, the President of the United States signed into law the Deposit Insurance Funds Act of 1996 (the "Funds Act") which, among other things, imposed a special one-time assessment on SAIF member institutions, including the Bank, to recapitalize the SAIF. As required by the Funds Act, the FDIC imposed a special assessment of 65.7 basis points on SAIF assessable deposits held as of March 31, 1995, payable November 27, 1996. The SAIF Special Assessment was recognized by the Bank as an expense in the quarter ended September 30, 1996 and was tax deductible. The SAIF Special Assessment recorded by the Bank amounted to $5.2 million on a pre-tax basis and $3.3 million on an after-tax basis.

  The Funds Act also spread the obligations for payment of the FICO bonds across all SAIF and BIF members. Beginning on January 1, 1997, BIF deposits were assessed for a FICO payment of 1.3 basis points, while SAIF deposits pay
6.48 basis points. Full pro rata sharing of the FICO payments between BIF and SAIF members will occur on the earlier of January 1, 2000 or the date the BIF and SAIF are merged.

  As a result of the Funds Act, the FDIC voted to effectively lower SAIF assessments to 0 to 27 basis points as of January 1, 1997, a range comparable to that of BIF members. SAIF members will also continue to make the FICO payments described above. The FDIC also lowered the SAIF assessment schedule for the fourth quarter of 1996 to 18 to 27 basis points. Management cannot predict the level of FDIC insurance assessments on an on-going basis, whether the federal thrift charter will be eliminated or whether the BIF and SAIF will eventually be merged.

  The Bank's assessment rate for the nine months ended September 30, 1997 was
6.48 basis points and the regular premium expense for this period was $285,000.

  The FDIC is authorized to raise the assessment rates in certain circumstances. The FDIC has exercised this authority several times in the past and may raise insurance premiums in the future. If such action is taken by the FDIC, it could have an adverse effect on the earnings of the Bank.

  Under the FDI Act, insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC or the OTS. The management of the Bank does not know of any practice, condition or violation that might lead to termination of deposit insurance.

FEDERAL HOME LOAN BANK SYSTEM

  The Bank is a member of the FHLB System, which consists of 12 regional FHLBs. The FHLB provides a central credit facility primarily for member institutions. The Bank, as a member of the FHLB, is required to acquire and hold shares of capital stock in the FHLB in an amount at least equal to 1% of the aggregate principal amount of its unpaid residential mortgage loans and similar obligations at the beginning of each year, or 1/20 of its advances (borrowings) from the FHLB, whichever is greater. The Bank was in compliance with this requirement with an investment in FHLB stock at September 30, 1997 of $8.0 million. FHLB advances must be secured by specified types of collateral and all long-term advances may only be obtained for the purpose of providing funds for residential housing finance. At September 30, 1997, the Bank had $33.0 million in FHLB advances and $38.2 million in repurchase agreements with the FHLB.

  The FHLBs are required to provide funds for the resolution of insolvent thrifts and to contribute funds for affordable housing programs. These requirements could reduce the amount of dividends that the FHLBs pay to their members and could also result in the FHLBs imposing a higher rate of interest on advances to their members. For the nine months ended September 30, 1997 and the years ended December 31, 1996 and 1995, dividends from FHLB stock to the Bank amounted to $382,000, $469,000 and $475,000, respectively. If dividends were reduced, the Bank's net interest income would likely also be reduced. Further, there can be no assurance that the impact of recent or future legislation on the FHLBs will not also cause a decrease in the value of the FHLB stock held by the Bank.

FEDERAL RESERVE SYSTEM

  The Federal Reserve Board regulations require savings institutions to maintain noninterest-earning reserves against their transaction accounts (primarily NOW and regular checking accounts). The Federal Reserve Board regulations generally require that reserves be maintained against aggregate transaction accounts as follows: for accounts aggregating $47.8 million or less (subject to adjustment by the Federal Reserve Board) the reserve requirement is 3%; and for accounts greater than $47.8 million, the reserve requirement is $1.479 million (subject to adjustment by the Federal Reserve Board between 8% and 14%) against that portion of total transaction accounts in excess of $47.8 million. The first $4.7 million of otherwise reservable balances (subject to adjustment by the Federal Reserve Board) are exempted from the reserve requirements. The Bank is in compliance with the foregoing requirements. Because required reserves must be maintained in the form of either vault cash, a noninterest-bearing account at a Federal Reserve Bank or a pass-through account as defined by the Federal Reserve Board, the effect of this reserve requirement is to reduce the Bank's interest-earning assets. FHLB System members are also authorized to borrow from the Federal Reserve "discount window," but Federal Reserve Board regulations require institutions to exhaust all FHLB sources before borrowing from a Federal Reserve Bank.

NEW JERSEY LAW

  The Commissioner regulates, among other things, the Bank's internal business procedures as well as its deposits, lending and investment activities. The Commissioner must approve changes to the Bank's Certificate of Incorporation, establishment or relocation of branch offices, mergers and the issuance of additional stock. In addition, the Commissioner conducts periodic examinations of the Bank. Certain of the areas regulated by the Commissioner are not subject to similar regulation by the FDIC.

  Recent federal and state legislative developments have reduced distinctions between commercial banks and SAIF-insured savings institutions in New Jersey with respect to lending and investment authority, as well as interest rate limitations. As federal law has expanded the authority of federally chartered savings institutions to engage in activities previously reserved for commercial banks, New Jersey legislation and regulations ("parity legislation") have given New Jersey chartered savings institutions, such as the Bank, the powers of federally chartered savings institutions.

  New Jersey law provides that, upon satisfaction of certain triggering conditions, as determined by the Commissioner, insured institutions or savings and loan holding companies located in a state which has reciprocal legislation in effect on substantially the same terms and conditions as stated under New Jersey law may acquire, or be acquired by, New Jersey insured institutions or holding companies on either a regional or national basis. New Jersey law explicitly prohibits interstate branching.

HOLDING COMPANY REGULATION

  The Company will be a non-diversified unitary savings and loan holding company within the meaning of the HOLA. As such, the Company will be required to register with the OTS and will be subject to OTS regulations, examinations, supervision and reporting requirements. In addition, the OTS has enforcement authority over the Company and its non-savings institution subsidiaries. Among other things, this authority permits the OTS to restrict or prohibit activities that are determined to be a serious risk to the subsidiary savings institution. The Bank must notify the OTS 30 days before declaring any dividend to the Company.

  As a unitary savings and loan holding company, the Company generally will not be restricted under existing laws as to the types of business activities in which it may engage, provided that the Bank continues to be a QTL. See "-- Federal Regulation of Savings Institutions--QTL Test" for a discussion of the QTL requirements. Upon any non-supervisory acquisition by the Company of another savings association, the Company would become a multiple savings and loan holding company (if the acquired institution is held as a separate subsidiary) and would be subject to extensive limitations on the types of business activities in which it could engage. The HOLA limits the activities of a multiple savings and loan holding company and its non-insured institution subsidiaries primarily to activities permissible for bank holding companies under Section 4(c)(8) of the Bank Holding Company ("BHC") Act, subject to the prior approval of the OTS, and to other activities authorized by OTS regulation. Recently proposed legislation would treat all savings and loan holding companies as bank holding companies and limit the activities of such companies to those permissible for bank holding companies. See "Risk Factors-- Financial Institution Regulation and Possible Legislation."

  The HOLA prohibits a savings and loan holding company, directly or indirectly, or through one or more subsidiaries, from acquiring more than 5% of the voting stock of another savings institution, or holding company thereof, without prior written approval of the OTS and from acquiring or retaining, with certain exceptions, more than 5% of a non-subsidiary holding company or savings association. The HOLA also prohibits a savings and loan holding company from acquiring more than 5% of a company engaged in activities other than those authorized for savings and loan holding companies by the HOLA; or acquiring or retaining control of a depository institution that is not insured by the FDIC. In evaluating applications by holding companies to acquire savings institutions, the OTS must consider the financial and managerial resources and future prospects of the company and institution involved, the effect of the acquisition on the risk to the insurance funds, the convenience and needs of the community and competitive factors.

  The OTS is prohibited from approving any acquisition that would result in a multiple savings and loan holding company controlling savings institutions in more than one state, except: (i) the approval of interstate supervisory acquisitions by savings and loan holding companies, and (ii) the acquisition of a savings institution in another state if the laws of the state of the target savings institution specifically permit such acquisitions. The states vary in the extent to which they permit interstate savings and loan holding company acquisitions.

FEDERAL SECURITIES LAWS

  The Company has filed with the SEC a registration statement under the Securities Act of 1933, as amended ("Securities Act"), for the registration of the Common Stock to be issued pursuant to the Conversion. Upon completion of the Conversion, the Company's Common Stock will be registered with the SEC under the Exchange Act. The Company will then be subject to the information, proxy solicitation, insider trading restrictions and other requirements under the Exchange Act.

  The registration under the Securities Act of shares of the Common Stock to be issued in the Conversion does not cover the resale of such shares. Shares of the Common Stock purchased by persons who are not affiliates of the Company may be resold without registration. Shares purchased by an affiliate of the Company will be subject to the resale restrictions of Rule 144 under the Securities Act. If the Company meets the current public information requirements of Rule 144 under the Securities Act, each affiliate of the Company who complies with the other conditions of Rule 144 (including those that require the affiliate's sale to be aggregated with those of certain other persons) would be able to sell in the public market, without registration, a number of shares not to exceed, in any three-month period, the greater of (i) 1% of the outstanding shares of the Company or (ii) the average weekly volume of trading in such shares during the preceding four calendar weeks. Provision may be made in the future by the Company to permit affiliates to have their shares registered for sale under the Securities Act under certain circumstances.

                           MANAGEMENT OF THE COMPANY

  The Board of Directors of the Company is divided into three classes, each of which contains approximately one-third of the Board. The directors shall be elected by the stockholders of the Company for staggered three year terms, or until their successors are elected and qualified. One class of directors, consisting of Mr. Timpson and Dr. Akey, has a term of office expiring at the first annual meeting of stockholders following consummation of the Conversion and Reorganization. A second class, consisting of Messrs. Martin, McLaughlin and Ruegger, has a term of office expiring at the second annual meeting of stockholders, and a third class, consisting of Messrs. Mulkerin, Shein and Burke has a term of office expiring at the third annual meeting of stockholders. Their names and biographical information are set forth under "Management of the Bank--Directors."

  The following individuals are the executive officers of the Company and hold the offices set forth below opposite their names.

   NAME                                      POSITIONS HELD WITH COMPANY
   ----                                      ---------------------------
John P. Mulkerin.................... President and Chief Executive Officer of
                                      the Bank and Company, General Counsel
Christopher P. Martin............... Executive Vice President, Chief Operating
                                      and Financial Officer, Corporate Secretary

  The executive officers of the Company are elected annually and hold office until their respective successors have been elected and qualified or until death, resignation or removal at the discretion of the Board of Directors.

  Since the formation of the Company, none of the executive officers, directors or other personnel of the Company has received remuneration from the Company. Information concerning the principal occupations, employment and other information concerning the directors and officers of the Company during the past five years is set forth under "Management of the Bank--Biographical Information."

                            MANAGEMENT OF THE BANK

DIRECTORS

  The following table sets forth certain information regarding the Board of Directors of the Bank.

                                                                     DIRECTOR  TERM
NAME                     AGE(1)  POSITION(S) HELD WITH THE BANK(2)    SINCE   EXPIRES
----                     ------  ---------------------------------   -------- -------
Walter K. Timpson.......   75   Chairman of the Board                  1964    2000
Donald T. Akey, M.D. ...   75   Director                               1979    2000
Harry F. Burke..........   90   Director                               1970    1999
Keith H. McLaughlin.....   61   Director                               1983    1999
John P. Mulkerin........   60   President, Chief Executive Officer,
                                 General Counsel and Director          1996    1998
Philip T. Ruegger,         70
 Jr. ...................        Director                               1983    2000
Jeffries Shein..........   57   Director                               1985    1998
Christopher P. Martin...   40   Executive Vice President, Chief
                                 Financial and Operating Officer,
                                 Corporate Secretary and Director      1997    1998

--------
(1) As of September 30, 1997.
(2) All directors of the Bank are also directors of the Company.

EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

  The following table sets forth certain information regarding the executive officers of the Bank who are not also directors.

  NAME                        AGE(1)       POSITION(S) HELD WITH THE BANK
  ----                        ------       ------------------------------
John F. Cerulo, Jr. .........   46   Senior Vice President/Retail Banking
Karen I. Martino.............   38   Senior Vice President/Audit and Compliance
Richard Spengler.............   36   Senior Vice President/Chief Lending Officer

--------
(1) As of September 30, 1997.

  Each of the executive officers of the Bank will retain his office in the Bank until their re-election at the annual meeting of the Board of Directors of the Bank, held immediately after the first annual meeting of stockholders subsequent to the Conversion, and until their successors are elected and qualified or until they are removed or replaced. Officers are subject to re-election by the Board of Directors annually.

BIOGRAPHICAL INFORMATION

 Directors

  John P. Mulkerin was named President and Chief Executive Officer and a member of the Board of Directors of the Bank in June 1996, following the death of Joseph S. Yewaisis. Mr. Mulkerin joined the Bank in 1987 as Executive Vice President, Chief Operating Officer and Corporate Secretary. He was named General Counsel of the Bank in 1993. Mr. Mulkerin also serves as President and Chief Executive Officer of the Company and is a director of FSB Financial Corp., a wholly-owned subsidiary of the Bank. Mr. Mulkerin is also a member of the Board of Directors of Middlesex Water Company, Raritan Bay Medical Center and Daytop Village Foundation, headquartered in New York.

  Christopher P. Martin joined the Board of First Savings in 1997. Mr. Martin is the Executive Vice President, Chief Financial and Operating Officer and Corporate Secretary. He joined the Bank in 1984 and served as Controller of the Bank until 1989, when he was named Senior Vice President and Chief Financial Officer. He was named Executive Vice President in 1994. Mr. Martin is also the Executive Vice President and Chief Financial Officer of the Company and he serves as Treasurer and a director of FSB Financial Corp.

  Donald T. Akey, M.D. joined the Board of First Savings in 1979. Dr. Akey is a surgeon who had practiced in Metuchen, New Jersey, for over forty years. Dr. Akey retired from active practice in 1993.

  Harry F. Burke joined the Board of First Savings in 1970. Mr. Burke owned and operated a general insurance agency in Woodbridge, New Jersey prior to the sale of said business in 1980.

  Keith H. McLaughlin joined the Board of First Savings in 1983. He is the President and Chief Executive Officer of Raritan Bay Medical Center, which operates acute care hospitals in Perth Amboy and Old Bridge, New Jersey. Mr. McLaughlin also serves as a director of the Princeton Insurance Company.

  Philip T. Ruegger, Jr. joined the Board of First Savings in 1983. Mr. Ruegger is now an investor. Previously, he was President of Northwest Construction Co., a real estate construction and management firm. Mr. Ruegger served as director of the National Bank of New Jersey, a commercial bank, from 1968 through 1981.

  Jeffries Shein joined the Board of First Savings in 1985. He is a partner with Jacobson, Goldfarb and Tanzman Associates, L.L.C., a commercial real estate brokerage firm. Mr. Shein serves on the Board of Directors of Middlesex Water Co. and is Chairman of the Board of Raritan Bay Medical Center.

  Walter K. Timpson joined the Board of First Savings in 1964 and was appointed Chairman of the Board of Directors in June 1996, following the death of Mr. Joseph S. Yewaisis. Mr. Timpson has operated a real estate appraisal firm in Metuchen, New Jersey, for over forty years.

  Each director named is also a director of the Company.

 Executive Officers Who Are Not Directors

  John F. Cerulo, Jr. joined the Bank in 1988 as Senior Vice President-Retail Banking. Prior to First Savings, Mr. Cerulo worked for another savings institution for 16 years as a Branch Administrator.

  Karen I. Martino joined the Bank in 1984. She is now Senior Vice President and Auditor, a position she has held since 1990.

  Richard Spengler joined the Bank in 1983. He was appointed Assistant Vice President in 1990, and Vice President of Mortgage Operations in 1991. In January 1995, Mr. Spengler was named Senior Vice President- Chief Lending Officer.

COMMITTEES AND MEETINGS OF THE BOARD OF DIRECTORS OF THE BANK AND COMPANY

  The business of the Bank's Board of Directors is conducted through meetings and activities of the Board and its committees. During the nine months ended as of September 30, 1997, the Board of Directors held 10 regular meetings, including the annual organization meeting, and five special meetings. During the nine months ended September 30, 1997, no director attended fewer than 75% of the total meetings of the Board of Directors of the Bank and committees on which such director served.

  The Audit Committee consists of Directors Akey (Chairman), Burke, McLaughlin, Ruegger and Timpson. The Audit Committee met four times during the nine months ended September 30, 1997. The Audit Committee reviews audit programs and results of audits of compliance, departmental internal controls and operating procedures.

  The Nominating Committee consists of the entire Board of Directors except those directors standing for election. The Nominating Committee meets annually to select the nominees for the Board of Directors. The Board of Directors met once in its capacity as a nominating committee during the nine months ended September 30, 1997.

  The Compensation Committee consists of Directors Timpson (Chairman), McLaughlin, Ruegger and Shein. The Compensation Committee meets at least annually to review the performance and remuneration of the officers and employees of the Bank. The committee reviews and approves all compensation programs to be implemented by the Bank. The Compensation Committee met twice in its capacity as a compensation committee during the nine months ended September 30, 1997.

DIRECTOR COMPENSATION

  Nonemployee directors receive $750 for each Board of Directors meeting attended, plus a $1,750 monthly retainer. Nonemployee directors serving on the committees are paid $300 for each meeting attended.

  Directors' Deferred Fee Plan. Directors may elect to defer all or part of their fees under the Agreement for Deferment of Directors' Fees (the "Deferral Fee Agreement"). The fees so deferred are recorded on the books of the Bank as a liability in the year the fees are earned; however, the Bank does not specifically fund the amount so deferred. The Bank pays the deferred fees to the directors not earlier than the time they cease to be a director, retirement or when they attain age 65 (or some other age specifically elected by the director), unless the Bank determines it serves its best interests or the best interests of the director to disburse these funds at an earlier date.

  The Bank also maintains the First Savings Bank, SLA Directors' Deferred Fee Stock Unit Plan (the "Deferred Fee Stock Unit Plan"). During the Bank's 1992 and 1995 stock offerings, Directors who had deferred fees under the Deferred Fee Agreement had the opportunity to elect to defer the fees under the Deferred Fee Stock Unit Plan. Each Director who elected to participate in the Deferred Fee Stock Unit Plan had his deferred fees credited with a number of shares of Common Stock based on the fair market value of the stock. Messrs. Burke, McLaughlin, Martin, Ruegger, Shein and Timpson currently participate in the Plan. It is expected that Directors will again be able to defer fees previously earned into the Deferred Fee Stock Unit Plan in connection with the Offerings.

  Retirement Plan. First Savings also maintains a nonqualified, unfunded retirement plan for directors who are not employees, have served as a director for five (5) years, and who retire from the Board of Directors within the time specified under the Retirement Plan. Benefits, in general, are equal either to all or a portion of the current annual retainer received by Board members, depending upon the director's age and length of service at retirement. Benefits are paid monthly, commencing in the month following the director's retirement from the Board and ending in the month following the director's death.

  Stock Option Plan for Outside Directors. During 1992, the Board of Directors adopted the First Savings Bank, SLA 1992 Stock Option Plan for Outside Directors (the "Directors' Stock Option Plan") of the Bank and its affiliates. Under the terms of the Director's Stock Option Plan, 100,399 shares of the Common Stock have been reserved for issuance to current directors who are not employees of the Bank. The Directors' Stock Option Plan is a self administering plan and provides that each member of the Board of Directors of the Bank who is not an officer or employee of the Bank or the Mutual Holding Company will be granted non-statutory stock options to purchase 16,733 shares of the Common Stock (based on adjustments for four 10% stock dividends and a two-for-one stock split). All stock options granted under this plan are currently exercisable at an exercise price of $3.413 per share, as adjusted the four stock dividends and the stock split. As of September 30, 1997, 33,466 options had been exercised under this plan.

  Incentive Plan. During 1995, the Board of Directors adopted the First Savings Bank, SLA 1996 Omnibus Incentive Plan for directors, officers and certain employees of the Bank and its affiliates. Under the terms of the Incentive Plan, 21,780 shares of the Common stock have been reserved for issuance to current directors who are not employees of the Bank. The portion of the Incentive Plan granting awards to directors is self administering and provides that each member of the Board of Directors who is not an officer or employee of the Bank or the Holding Company will be granted non-statutory options to purchase 3,630 shares of the Bank's Common Stock at an exercise price of $13.02 per share. Stock options granted under this plan vest in equal installments over a three-year period from the date of issuance.

EXECUTIVE COMPENSATION

  Summary Compensation Table. The following table sets forth certain information as to the total remuneration paid by the Bank to the Chief Executive Officer and other executive officers who received salary and bonuses in excess of $100,000 during the year ended December 31, 1996 ("Named Executive Officers"). In addition, the table sets forth information regarding total remuneration for the years ended December 31, 1996, 1995 and 1994.

                                                                 LONG-TERM COMPENSATION
                                                             -------------------------------
                                  ANNUAL COMPENSATION(1)             AWARDS          PAYOUTS
                               ----------------------------- ----------------------- -------
                                                                         SECURITIES
                                                OTHER ANNUAL RESTRICTED  UNDERLYING   LTIP    ALL OTHER
        NAME AND                SALARY   BONUS  COMPENSATION   STOCK    OPTIONS/SARS PAYOUTS COMPENSATION
  PRINCIPAL POSITIONS     YEAR  (1)(2)    (3)       (4)      AWARDS (5)     (6)        (7)      (8)(9)
  -------------------     ---- -------- ------- ------------ ---------- ------------ ------- ------------
Joseph S. Yewaisis(10)..  1996 $185,770 $   --      $--        $  --          --      $--      $17,742
 Chairman of the Board,   1995  330,000  99,000      --           --          --       --       17,122
 President and Chief      1994  315,000  94,500      --           --          --       --       14,615
 Executive Officer
John P. Mulkerin(11)....  1996  202,250  67,500      --        66,138      13,915      --       19,813
 President, Chief         1995  152,000  30,400      --           --          --       --       17,062
 Executive Officer and
 General Counsel
Christopher P.
 Martin(12).............  1996  160,460  54,000      --        66,138      13,915      --       18,905
 Executive Vice           1995  125,000  25,000      --           --          --       --       14,168
 President, Chief         1994  110,000  22,000      --           --          --       --       10,718
 Financial Officer,
 Chief Operating Officer
 and Corporate Secretary
Richard Spengler........  1996  100,000  15,000      --        17,875       2,420      --       13,042
 Senior Vice President,   1995   74,480  11,250      --           --          --       --        7,995
 Lending
                          1994   63,000   7,875      --           --          --       --        6,020

--------
 (1) Includes directors' fees paid to Mr. Mulkerin in 1996.
 (2) Includes amounts of salary deferred pursuant to the Bank's Incentive Savings Plan for Employees of First Savings Bank, SLA 401(k).
 (3) Includes bonuses granted pursuant to the Bank's Annual Incentive Plan. Under this plan, bonuses are awarded by the Compensation Committee of the Board of Directors based upon achieving certain predetermined profit levels and other identifiable goals.
 (4) The Bank provides certain executive officers with the use of an automobile, club dues and certain other benefits, which, in the aggregate, do not exceed the lesser of either $50,000, or 10% of the total annual salary and bonus reported for any of the named executive officers.
 (5) Pursuant to the 1996 Incentive Plan, Messrs. Mulkerin, Martin and Spengler were awarded 4,477 shares, 4,477 shares and 1,210 shares of Common stock, respectively, in November 1996, as adjusted for a 10% stock dividend paid on October 30, 1997, which had a market value of $75,300, $75,300 and $19,600, respectively, at December 31, 1996. The dollar amounts set forth in the table represent the market value of the shares awarded on the date of grant. A committee of non-employee directors determines the date on which plan share awards vest. Pursuant to the award agreements, the awards will vest over a three-year period from the date of grant.
 (6) The Bank maintains the 1992 Incentive Stock Option Plan for the benefit of officers and employees. All options granted pursuant to the 1992 Incentive Stock Option Plan became exercisable as of July 10, 1993. The Bank also maintains the 1996 Incentive Plan for the benefit of officers and directors. Messrs. Mulkerin, Martin and Spengler were awarded 13,915 shares, 13,915 shares and 2,420 shares subject to options, respectively, under the 1996 Incentive Plan, as adjusted for a 10% stock dividend paid on October 30, 1997. Options granted become exercisable in equal installments at an annual rate of 33 1/3% beginning November 19, 1997.
 (7) For 1996, 1995 and 1994, the Bank had no long-term incentive plan; accordingly, there were no payouts or awards under any long-term incentive plan.
 (8) Includes $4,950, $3,847 and $3,000 contributed by the Bank in 1996 to the accounts of Messrs. Mulkerin, Martin and Spengler, respectively, under the Incentive Savings Plan for Employees of First Savings Bank, SLA 401(k).
 (9) Includes $15,063, $15,063 and $10,042, contributed by the Bank pursuant to the Bank's ESOP in 1997 allocated for the benefit of Messrs. Mulkerin, Martin and Spengler.
(10) Mr. Yewaisis passed away on May 29, 1996.
(11) Mr. Mulkerin was appointed to the positions of President and Chief Executive Officer on June 12, 1996.
(12) Mr. Martin was appointed to the added positions of Chief Operating Officer and Corporate Secretary on June 12, 1996.

  1996 Incentive Plan. On April 24, 1996, the Bank's stockholders approved the First Savings Bank, SLA 1996 Omnibus Incentive Plan under which all employees of the Bank are eligible to receive awards. The 1996 Incentive Plan provides discretionary awards to officers and key employees, as determined by a committee of non-employee directors. Stock options were awarded to officers under the 1996 Incentive Plan on November 19, 1996. The following table lists all grants of stock options under the Incentive Plan to the Named Executive Officers for fiscal 1996 and contains certain information about the potential value of those options based upon certain assumptions regarding the appreciation of the Bank's stock over the life of the stock option.

                      OPTIONS GRANTS IN LAST FISCAL YEAR

                                                                        POTENTIAL REALIZABLE
                                                                          VALUE AT ASSUMED
                                                                           ANNUAL RATES OF
                                                                             STOCK PRICE
                                                                          APPRECIATION FOR
                           INDIVIDUAL GRANTS                                 OPTIONS(1)
----------------------------------------------------------------------- ---------------------
                          NUMBER OF
                          SECURITIES   % OF TOTAL
                          UNDERLYING  OPTION/SARS  EXERCISE
                         OPTIONS/SARS  GRANTED TO   OR BASE
                           GRANTED    EMPLOYEES IN PRICE PER EXPIRATION
  NAME                   (2)(3)(4)(5) FISCAL YEAR  SHARE(6)   DATE(7)       5%        10%
  ----                   ------------ ------------ --------- ---------- ---------- ----------
John P. Mulkerin........    13,915        21.1%     $14.773   11/19/06  $  129,504 $  326,844
Christopher P. Martin...    13,915        21.1       14.773   11/19/06     129,504    326,844
Richard Spengler........     2,420         3.7       14.773   11/19/06      22,523     56,843

--------
(1) The amounts represent certain assumed rates of appreciation. Actual gains, if any, on stock exercises and Common Stock holdings are dependent on the future performance of the Common Stock and overall stock market conditions. There can be no assurance that the amounts reflected in this table will be realized. All stock options and their respective prices reflect the 10% stock dividend paid on October 30, 1997.
(2) Options granted pursuant to the Incentive Plan become exercisable in equal installments at an annual rate of 33 1/3% beginning on November 19, 1997.
(3) The purchase price may be paid in cash or in Common Stock.
(4) Under limited circumstances, such as death or disability of an employee, the employee (or his beneficiary) may request that the Bank, in exchange for the employee's surrender of an option, pay to the employee (or beneficiary) the amount by which the fair market value of the Common Stock exceeds the exercise price of the option on the date of the employee's termination of employment. It is within the Bank's discretion to accept or reject such a request.
(5) To the extent possible, options will be treated as incentive options.
(6) The exercise price of options granted in November 1996 will be adjusted downward in accordance with the Exchange Ratio, to reflect the increase in the number of options outstanding upon consummation of the exchange.
(7) The option term is ten years.

  The following table provides certain information with respect to the number of shares of Common Stock acquired upon exercise of stock options and the value realized thereon. Also reported is the number of shares of Common Stock represented by outstanding stock options at December 31, 1996, held by named executive officers and the values for "in-the-money" options which represent the positive spread between the exercise price of any existing stock option and the year-end price of the Common Stock.

                       FISCAL YEAR-END OPTION/SAR VALUES

                                     NUMBER OF
                               SECURITIES UNDERLYING     VALUE OF UNEXERCISED
                              UNEXERCISED OPTIONS AT    IN-THE-MONEY OPTIONS AT
                               DECEMBER 31, 1996(1)     DECEMBER 31, 1996(1)(2)
                             ------------------------- -------------------------
  NAME                       EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
  ----                       ----------- ------------- ----------- -------------
John P. Mulkerin............    2,130       13,915      $ 28,540      $28,460
Christopher P. Martin.......    8,785       13,915       117,740       28,460
Richard Spengler............      --         2,420           --         4,950

--------
(1) All options granted under the 1992 Incentive Stock Option Plan were issued on July 10, 1992, and exercisable on July 10, 1993, at an option price of $3.413 per share. All options granted under the 1996 Incentive Plan were issued on November 19, 1996, at an option price of $14.773 per share. Options granted to Messrs. Mulkerin and Martin are exercisable at the rate of 4,638 shares per year commencing on November 19, 1997. Options granted to Mr. Spengler are exercisable at the rate of 807 shares per year commencing on November 19, 1997. All options will immediately vest upon a change in control. Such exercise prices will be adjusted downward by the Exchange Ratio to reflect the increase in the number of options and the decrease in per share market price resulting from the exchange.
(2) The market value of the Common Stock at December 31, 1996, was $18.50 per share.

  The 1996 Incentive Plan was implemented by the Bank and the Mutual Holding Company as a means of providing employees and outside directors, respectively, of the Bank and the Mutual Holding Company with a proprietary interest in the Bank in a manner designed to encourage such persons to remain with the Bank and the Company. In November 1996, the 1996 Incentive Plan acquired 18,000 shares of Bank Common Stock from authorized but unissued shares (21,780 shares as adjusted for two 10% stock dividends).

  A Committee of the Board of Directors of the Bank and the Company comprised of nonemployee directors administers the 1996 Incentive Plan, and makes awards to executive officers pursuant to the Plan. Awards under the 1996 Incentive Plan become immediately vested in the event of death, disability, retirement or a change in control of the Bank or its successors.

  Officers, directors and employees of the Bank were awarded a total of 18,000 shares of Bank Common Stock during the year ended December 31, 1996 (21,780 as adjusted for two 10% stock dividends paid on October 30, 1997). Of the total, 21,780 shares of Bank Common Stock acquired by the 1996 Incentive Plan, 14,524 shares were unallocated at November 30, 1997. At the completion of the Conversion and Reorganization, the unallocated shares will be converted into shares of Company Common Stock in accordance with the applicable Exchange Ratio and will be available for grants to participants in the 1996 Incentive Plan.

  Adoption of Existing Bank Plans by Company. The Company has approved adoption of the Bank's existing 1992 Stock Option Plans and 1996 Incentive Plan (collectively the "Plans") as plans of the Company upon consummation of the Conversion and Reorganization and will issue Common Stock in lieu of Bank Common Stock to such Plans pursuant to the terms of such Plans. As of the effective date of the Conversion and Reorganization, rights outstanding under the Plans shall be assumed by the Company and thereafter shall be rights only for shares of Company Common Stock, with each such right being for a number of shares of Common Stock equal to the number of shares of Bank Common Stock that were available thereunder immediately prior to such effective date times the Exchange Ratio, and the price of each such right shall be adjusted to reflect the Exchange Ratio and so that the aggregate purchase price of the right is unaffected, but with no change in other terms or conditions of such right. The Company shall make appropriate amendments to the Plans to reflect the adoption of the Plans by the Company without adverse effect upon the rights outstanding thereunder. In addition, the Bank's Incentive Savings Plan for Employees of First Savings Bank, SLA (the "401(k) Plan"), will be amended to permit participants to invest in the Common Stock of the Company. Currently, the 401(k) Plan has an employer stock fund which enables participants to invest in Bank Common Stock.

EMPLOYMENT AGREEMENTS

  The Mutual Holding Company and the Bank currently have employment agreements with Messrs. Mulkerin and Martin. Effective upon the Conversion and Reorganization, the Company intends to enter into employment agreements (collectively, the "Employment Agreements") with Messrs. Mulkerin and Martin (the "Executives"). The Bank's contracts will remain in effect. The Employment Agreements are subject to the review and approval of the Company, and the review of the OTS and may be amended as a result of such review. Review of the compensation arrangements by the OTS does not indicate, and should not be construed to indicate that the OTS has passed upon the merits thereof. The Employment Agreements are intended to ensure that the Bank and the Company will be able to maintain a stable and competent management base after the Conversion and Reorganization. The continued success of the Bank and the Company depends to a significant degree on the skills and competence of Messrs. Mulkerin and Martin.

  The proposed Employment Agreements are expected to provide for a three-year term for the Executives. The Employment Agreements provide that, commencing on the first anniversary date and continuing each anniversary date thereafter, the Board of Directors of the Bank and the Company each review the agreements and the Executive's performance for purposes of determining whether to extend the agreements with the Bank and the Company for an additional year such that the remaining terms would be the amount of the original terms. The base annual salary which will be effective for the Employment Agreement for Messrs. Mulkerin and Martin will be $260,000 and $210,000, respectively. In addition to the base salary, the proposed Employment Agreements would provide for, among other things, participation in stock benefit plans and other fringe benefits applicable to executive personnel. The Employment Agreements provide for termination by the Bank or the Company for "cause," as defined in the agreements, at any time. In the event the Bank or the Company would choose to terminate the Executive's employment for reasons other than for "cause," or in the event of the Executive's resignation from the Bank and the Company upon:
(i) failure to re-elect the Executive to his current offices; (ii) a material change in the Executive's functions, duties or responsibilities; (iii) a relocation of the Executive's principal place of employment by more than 25 miles; (iv) liquidation or dissolution of the Bank or the Company; or (v) a breach of the agreement by the Bank or the Company, the Executive or, in the event of death, his beneficiary, would be entitled to receive the remaining base salary payments due to the Executive and the contributions that would have been made on the Executive's behalf to any employee benefit plans of the Bank or the Company during the remaining term of the agreement. The Bank and the Company would also continue and pay for the Executive's life, health and disability coverage for the remaining term of the Employment Agreements.

  Under the current and proposed Employment Agreements, if voluntary or involuntary termination follows a "change in control" of the Bank or the Company, as defined in the proposed Employment Agreements, the Executive or, in the event of death, his beneficiary, would be entitled to a payment equal to the greater of: (1) the payments due for the remaining term of the agreement; or (2) a severance payment equal to three times the average of the five preceding taxable years' compensation, in the case of the Company's proposed Employment Agreement, and three times the average of the three preceding taxable years' compensation in the case of the Bank's existing Employment Agreements. It is also expected that the Company, like the Bank, would also continue the Executive's life, health, and disability coverage for 36 months. Notwithstanding that both agreements would provide for a severance payment in the event of a change in control, the Executive would only be entitled to receive a severance payment under one agreement.

  Payments to the Executives under the Bank's proposed Employment Agreements are expected to be guaranteed by the Company in the event that payments or benefits are not paid by the Bank. Payment under the

Company's Employment Agreements would be made by the Company. All reasonable costs and legal fees paid or incurred by the Executive pursuant to any dispute or question of interpretation relating to the Employment Agreements would be paid by the Bank or the Company, respectively, if the Executive is successful on the merits pursuant to a legal judgment, arbitration or settlement. The Bank's Employment Agreement provides, and it is expected that the Company's Employment Agreement would provide, that the Bank and Company indemnify the Executive to the fullest extent allowable under federal and Delaware law, respectively. In the event of a "change in control" of the Bank or Company, the total amount of payments that would be due under the Employment Agreements, based solely on cash compensation paid to Messrs. Mulkerin and Martin in the past fiscal year and excluding any benefits under any employee benefit plan which may be payable, would be approximately $709,000 and $567,000, respectively.

CHANGE IN CONTROL AGREEMENTS

  Effective upon the Conversion and Reorganization, the Bank intends to enter into Change in Control Agreements ("CIC Agreements") with certain other officers of the Bank. Such agreements will have terms ranging from one to three years. The proposed CIC Agreements are expected to provide that commencing on the first anniversary date and continuing on each anniversary thereafter, the Bank's CIC Agreements may be renewed by the Board of Directors for an additional year It is also expected that the CIC Agreements with the Bank will provide that in the event voluntary or involuntary termination follows a change in control of the Bank or the Company, the officer would be entitled to receive a severance payment equal to one to three times the officer's average annual compensation for the five years preceding termination, depending on the term of the officers' CIC Agreement. The Bank would also continue, and pay for, the officer's life, health and disability coverage for 12 to 36 months following termination. Payments to the officer under the Bank's CIC Agreements would be guaranteed by the Company in the event that payments or benefits are not paid by the Bank. In the event of a change in control of the Bank or the Company, the total payments that would be due under the CIC Agreements, based solely on the cash compensation paid to the officers covered by the CIC Agreements over the past three fiscal years and excluding any benefits under any employee benefit plan which may be payable, would be approximately $2.0 million.

EMPLOYEE SEVERANCE COMPENSATION PLAN

  It is anticipated that the Bank's Board of Directors will, subsequent to the Conversion and Reorganization, establish the First Savings Bank, SLA Employee Severance Compensation Plan ("Severance Plan") which would provide eligible employees with severance pay benefits in the event of a change in control of the Bank or the Company following Conversion and Reorganization. Management personnel with Employment or CIC Agreements would not be eligible to participate in the Severance Plan. Generally, all employees would be eligible to participate in the Severance Plan. It is expected that under the Severance Plan, in the event of a change in control of the Bank or the Company, eligible employees who are terminated from or terminate their employment within one year of the change in control (for reasons specified under the Severance
Plan), would be entitled to receive a severance payment. The participant would be entitled to a cash severance payment equal to one-twelfth of then-current annual compensation for each year of service up to a maximum of 100% of annual compensation. Such payments may tend to discourage takeover attempts by increasing costs to be incurred by the Bank in the event of a takeover. In the event the provisions of the Severance Plan were triggered, the total amount of payments that would be due thereunder, based solely upon salary levels at December 31, 1996, would be approximately $2.5 million.

BENEFITS

  Pension Plan. On January 1, 1993, the Bank became a participant in the Financial Institutions Retirement Fund, a multiple-employer defined benefit plan. All employees who attain the age of 21 years and complete one year of service are eligible to participate in this Plan. Retirement benefits are based upon a formula utilizing years of service and average compensation. Participants are vested 100% upon the completion of five years of service.

  Financial Institutions Retirement Fund does not segregate its assets, liabilities or costs by participating employer. Therefore, disclosure of the accumulated benefit obligations, plan assets and the components of annual pension expense attributable to the Bank cannot be ascertained.

  First Savings is required to make an annual contribution to the plan based upon the actuarial estimate provided by the actuary. During the nine months ended September 30, 1997, this amounted to $143,000, which includes past conversion costs from prior plan year revaluations.

  The following table illustrates annual pension benefits at age 65 under the most advantageous plan provisions available at various levels of compensation and years of service. The benefits listed in the table are not subject to a deduction for Social Security or any other offset amount.

                                                 YEARS OF SERVICE
                                       ---------------------------------------
      AVERAGE                            10      15       20       25 AND OVER
      -------                          ------- ------- --------    -----------
      $ 20,000........................ $ 4,000 $ 6,000 $  8,000     $ 10,000
      $ 30,000........................   6,000   9,000   12,000       15,000
      $ 50,000........................  10,000  15,000   20,000       25,000
      $ 75,000........................  15,000  22,500   30,000       37,500
      $100,000........................  20,000  30,000   40,000       50,000
      $150,000........................  30,000  45,000   60,000       75,000
      $200,000........................  40,000  60,000   80,000      100,000
      $300,000 and over(1)............  60,000  90,000  130,000(2)   130,000(2)

--------
(1) Under current law, the average final compensation for computing benefits under the Pension Plan cannot exceed $160,000 (indexed for inflation). However, benefits are not reduced below the level of benefits accrued as of December 31, 1992.
(2) Under current law, the maximum benefit is limited to $130,000 per year beginning in 1998.
(3) The compensation utilized for formula purposes include salary amounts listed under "Summary Compensation Table."

  The following table sets forth the years of credited service as of December 31, 1996, for each of the individuals named in the Executive Compensation Table.

                                                                    YEARS OF
                                                                CREDITED SERVICE
                                                                ----------------
      John P. Mulkerin.........................................         9
      Christopher P. Martin....................................        13
      Richard Spengler.........................................        14

  Supplemental Executive Retirement Plan. Effective as of January 1, 1994, the Board of Directors revised a previously existing plan entitled the Retirement Benefit Maintenance Plan (the "Maintenance Plan") and restated it as the First Savings Bank, SLA Supplemental Executive Retirement Plan ("SERP"). The SERP provides a post-employment supplemental retirement benefit for participants who retire on or after their "Normal Retirement Age" (age 65) equal to (i) seventy-five percent (75%) of the participant's base salary during the twelve months prior to retirement, (ii) less the amount of the participant's "Pension Plan Annual Benefit" and "Primary Social Security Benefit," as defined in the plan. The plan allows for benefits, reduced according to actuarial considerations, for early retirement. The SERP is not a tax-qualified employee benefit plan. Pursuant to the SERP, the estimated additional annual benefits payable upon retirement at normal retirement age for Messrs. Mulkerin and Martin are $107,600 and $47,900, respectively.

  The Bank intends to implement an additional supplemental executive retirement plan to provide for supplemental benefits to certain employees whose benefits under the ESOP and/or 401(k) Plan are reduced by limitations imposed by the Code. From time to time, the Board will designate which employees may participate in this additional supplemental executive retirement plan. This supplemental executive retirement plan will also be an "unfunded" promise to pay supplemental benefits in the future and any amount set aside to pay the benefits under the plan remains subject to the claims of the Bank's general creditors until they are paid to plan participants. The Bank may establish a grantor trust in connection with the plan to satisfy the obligations of the Bank under the plan. The grantor trust would be permitted to invest in a wide-variety of investments, including Company Common Stock.

  Employee Stock Ownership Plan and Trust. The Bank established the First Savings Bank, SLA Employee Stock Ownership Plan (the "ESOP") and related trust for eligible employees in connection with the 1992 MHC Reorganization. Employees employed with the Bank as of January 1, 1992 and employees of the Company or the Bank employed after such date, who have been credited with at least 1,000 hours during a 12-month period and who have attained the age of 21 participate in the ESOP.

  In July 1992, the ESOP borrowed $700,000 from an unaffiliated lender to purchase 70,000 shares of Bank Common Stock issued in the 1992 MHC Reorganization ("1992 ESOP Loan"). In connection with the Bank's 1995 Secondary Issuance, the ESOP purchased an additional 42,000 shares of Bank Common Stock at $13.00 per share. The ESOP borrowed an additional $546,000 from the MHC to fund the purchase of the shares. The MHC also assumed the 1992 ESOP Loan. Upon consummation of the Conversion and Reorganization, the Public Bank Shares held by the ESOP will convert into Common Stock of the Company based upon the Exchange Ratio, and the Company expects to refinance the MHC's existing loan to the ESOP. See "The Conversion and Reorganization--Effect on Existing Compensation Plans" and "Use of Proceeds."

  In connection with the establishment of the ESOP, a committee of the Board of Directors was appointed to serve as trustee of the ESOP (the "ESOP Committee"). The trustee determines the investment of funds contributed to the ESOP. The ESOP trustee, subject to its fiduciary duty, must vote all allocated shares held in the ESOP in accordance with the instructions of the participating employees. Under the ESOP, allocated shares for which no instructions are given and unallocated shares will be voted by the trustee in a manner calculated to most accurately reflect the instructions it has received from participants regarding the allocated stock, provided such vote is in accordance with the provisions of ERISA.

  The ESOP intends to purchase 8% of the Conversion Stock issued in the Conversion. As part of the Conversion and in order to fund the ESOP's purchase of the Conversion Stock to be issued in the Conversion, the ESOP intends to borrow funds either from the Company or a third-party lender equal to 8% of the aggregate purchase price of the Conversion Stock. In either case, the loan will be repaid principally from the Company's or the Bank's contribution's to the ESOP over a period of 15 years and the collateral for the loan will be the Common Stock purchased by the ESOP. This loan will be either in addition to the existing ESOP loan, which will continue to be repaid over its original term, or the Company will refinance the existing loan to consolidate it with the new loan to the ESOP. Subject to receipt of any necessary regulatory approvals or opinions, the Bank may make contributions to the ESOP for repayment of the loan since the participants are all employees of the Bank, or to reimburse the Company for contributions made by it. Contributions to the ESOP will be discretionary, however, the Company or the Bank intend to make annual contributions to the ESOP in an aggregate amount at least equal to the principal and interest requirement on the debt. The interest rate for the loan is expected to be the current market rate.

  Shares purchased by the ESOP will initially be pledged as collateral for the loan, and will be held in a suspense account until released for allocation among participants as the loan is repaid. The pledged shares will be released annually from the suspense account in an amount proportional to the repayment of the ESOP loan for each plan year. The released shares will be allocated among the accounts of participants on the basis of the participant's compensation for the year of allocation. Participants will vest in their ESOP accounts after five years of credited service. Participants also vest completely in their accounts if their service terminates due to death, early retirement, permanent disability or a change in control. Forfeitures will be reallocated among remaining participating employees, in the same proportion as contributions. Benefits may be payable upon death, retirement, early retirement, disability or separation from service. The contributions to the ESOP are not fixed, so benefits payable under the ESOP cannot be estimated.

  Stock-Based Incentive Plan. Following the Conversion and Reorganization, the Board of Directors of the Company intends to adopt one or more stock-based benefit plans to provide stock options, awards of restricted stock and certain related rights to eligible officers, employees, and directors of the Company and the Bank. The Company anticipates granting stock options and restricted stock awards under a single plan. However, it is possible separate plans could be established for directors and employees (including officers).

  At a meeting of stockholders of the Company following the Conversion and Reorganization, which under applicable OTS regulations may be held no earlier than six months after the completion of the Conversion and Reorganization, the Board of Directors intends to present the Stock-Based Incentive Plan or any separate plan(s) to stockholders for approval. The Company has reserved an amount equal to 10% of the shares of Common Stock issued in the Conversion and Reorganization, or 1,439,190 shares (based upon the issuance of 14,391,900 shares), for stock options, and 4% of the shares of Common Stock issued in the Conversion, or 575,676 shares (based upon the issuance of 14,391,900 shares), for restricted stock awards, which may be awarded at no cost to officers, directors and certain employees of the Bank. OTS regulations provide that no individual officer or employee of the Bank may receive more than 25% of the stock options available under the Stock-Based Incentive Plan (or any separate plan for officers and employees) and non-employee directors may not receive more than 5% individually, or 30% in the aggregate, of the stock options available under the Stock-Based Incentive Plan (or any separate plan for directors). OTS regulations also provide that no individual officer or employee of the Bank may receive more than 25% of the restricted stock awards available under the Stock-Based Incentive Plan (or any separate plan for officers and employees) and non-employee directors may not receive more than 5% individually, or 30% in the aggregate, of the restricted stock awards available under the Stock-Based Incentive Plan (or any separate plan for directors). The Bank expects to contribute funds to a trust established in connection with the Stock-Based Incentive Plan (or any separate plan(s)) to enable the plan to acquire, in the aggregate, an amount equal to 4% of the shares of Common Stock issued in the Conversion, or 575,676 shares (based upon the issuance of 14,391,900 shares). These shares would be acquired through open market purchases, if permitted, or from authorized but unissued shares. The Board intends to appoint a committee of the Board of Directors to serve as trustee of a trust to be established in connection with the Stock-Based Incentive Plan. In the event that additional authorized but unissued shares are acquired by the Stock-Based Incentive Plan after the Conversion and Reorganization, the interests of existing shareholders would be diluted. See "Pro Forma Data."

  The grants of stock options and restricted stock awards will be designed to attract and retain qualified personnel in key positions, provide officers and key employees with a propriety interest in the Company as an incentive to contribute to the success of the Company and reward key employees for outstanding performance. All employees of the Company and its subsidiaries, including the Bank, will be eligible to participate in the Stock-Based Incentive Plan (or any separate plan for employees). It is expected that the committee administering the plan will determine which officers and employees will be granted stock options, restricted stock awards and related rights, including limited rights. The committee will also determine whether stock options will be incentive or non-statutory stock options, the number of shares subject to each stock option and restricted stock award, the exercise price of each non-statutory stock option, whether stock options may be exercised by delivering other shares of Common Stock, and when stock options become exercisable or restricted stock awards vest. Only employees may receive grants of Incentive Stock Options. Therefore, under the Stock-Based Incentive Plan (or any separate plan for directors), directors may receive only grants of non-statutory stock options.

  The Stock-Based Incentive Plan (or any separate plan for employees) may provide for the grant of: (i) options to purchase the Common Stock intended to qualify as incentive stock options under Section 422 of the Code ("Incentive Stock Options"); (ii) options that do not so qualify ("Non-Statutory Stock Options"); and (iii) limited option rights ("Limited Option Rights"). Limited Option Rights are exercisable only upon a change in control of the Bank or the Company. Upon exercise of Limited Option Rights in the event of a change in control, the employee or director will be entitled to receive a lump sum cash payment equal to the difference between the exercise price of any unexercised option, whether exercisable or unexercisable at such time, and the fair market value of the shares of common stock subject to the stock option on the date of exercise of the right in lieu of purchasing the stock underlying the stock option. It is anticipated that all stock options granted contemporaneously with stockholder approval of the Stock-Based Incentive Plan will qualify as Incentive Stock

Options to the extent permitted under Section 422 of the Code. Unless sooner terminated, the Stock-Based Incentive Plan will be in effect for a period of ten years from the earlier of adoption by the Board of Directors or approval by the Company's Stockholders. Subject to stockholder approval, the Company intends to grant stock options with Limited Option Rights under the Plan at an exercise price equal to at least the fair market value of the underlying Common Stock on the date of grant.

  An individual will not be deemed to have received taxable income upon the grant or exercise of any Incentive Stock Option, provided that such shares received through the exercise of such option are not disposed of by the employee for at least one year after the date the stock is received in connection with the stock option exercise and two years after the date of grant of the stock option (a "disqualifying disposition"). No compensation deduction will be available to the Company as a result of the grant or exercise of Incentive Stock Options unless there has been a disqualifying disposition. In the case of a Non-Statutory Stock Option and in the case of a disqualifying disposition of an Incentive Stock Option, an individual will realize ordinary income upon exercise of the stock option (or upon the disqualifying disposition) in an amount equal to the amount by which the exercise price exceeds the fair market value of the Common Stock purchased by exercising the stock option on the date of exercise. The amount of any ordinary income realized by an optionee upon the exercise of a Non-Statutory Stock Option or due to a disqualifying disposition of an Incentive Stock Option will be a deductible expense to the Company for tax purposes. In the case of Limited Rights, the option holder will have to include the amount paid to him or her upon exercise in his gross income for federal income tax purposes in the year in which the payment is made and the Company will be entitled to a deduction for federal income tax purposes of the amount paid.

  Under the Stock-Based Incentive Plan (or any separate plans for directors and employees), restricted stock awards and related Limited Stock Rights, would be granted in the form of shares of Common Stock held by the plans. Awards will be non-transferable and non-assignable. Allocations and grants of restricted stock awards, and related Limited Stock Rights, to officers and employees may be made in the form of base grants and/or performance grants (the vesting of which would be contingent upon performance goals established by the committee administering the plan). In establishing any performance goals, the committee may utilize the annual financial results of the Bank, actual performance of the Bank as compared to targeted goals such as the ratio of the Bank's net worth to total assets, the Bank's return on average assets or average equity, or such other performance standards as determined by the committee with the approval of the Board of Directors.

  Limited Stock Rights would be exercisable by participants upon a change in control of the Company or Bank as described in the plan. Subject to OTS regulations, upon the exercise of a Limited Stock Right, the recipient will be entitled to receive a cash payment equal to the fair market value of all unvested stock awards in exchange for any rights to such unvested stock awards.

  When a participant becomes vested with respect to restricted stock awards, the participant will realize ordinary income equal to the fair market value of the Common Stock at the time of vesting (unless the participant made an election pursuant to Section 83(b) of the Code). The amount of income recognized by the participants will be a deductible expense for tax purposes for the Bank. When restricted stock awards become vested and shares of Common Stock are actually distributed to participants, the participants would receive amounts equal to any accrued dividends with respect thereto. Prior to vesting, recipients of stock awards may direct the voting of the shares awarded to them. Shares not subject to grants and shares allocated subject to the achievement of performance goals will be voted by the trustee in proportion to the directions provided with respect to shares subject to grants. Vested shares will be distributed to recipients as soon as practicable following the day on which they vest.

  If the Stock-Based Incentive Plan (or any separate plans for employees and directors) is adopted in the form described above, stock awards would become vested and stock options would become vested and exercisable in the manner specified by the Company, subject to applicable OTS regulations, which require that stock options and restricted stock awards begin vesting no earlier than one year from the date of shareholder approval of the plan and thereafter vest at a rate of no more than 20% per year. Stock options could be exercisable for three months following the date on which the employee or director ceases to perform services for the Bank or the Company, except that in the event of death or disability, options accelerate and become fully vested and could be exercisable for up to one year thereafter or such longer period as determined by the Company. In the case of death or disability, stock options may be exercised for a period of 12 months. However, any Incentive Stock Options exercised more than three months following the date the employee ceases to perform services as an employee would be treated as a Non-Statutory Stock Option. In the event of retirement, if the optionee continues to perform services as a director or consultant on behalf of the Bank, the Company or an affiliate, unvested options would continue to vest in accordance with their original vesting schedule until the optionee ceases to serve as a consultant or director. In the event of death, disability or normal retirement, the Company, if requested by the optionee, or the optionee's beneficiary, could elect, in exchange for vested options, to pay the optionee, or the optionee's beneficiary in the event of death, the amount by which the fair market value of the Common Stock exceeds the exercise price of the options on the date of the employee's termination of employment.

  Applicable OTS regulations currently do not permit accelerated vesting in the event of a change in control of stock options or stock awards granted under a plan adopted within one year after conversion. Subject to any applicable regulatory requirements, the Stock-Based Incentive Plan (or any separate plans for employees and directors) may be amended subsequent to the expiration of the one-year period following the Conversion and Reorganization to provide for accelerated vesting of previously granted options in the event of a change in control of the Company or the Bank. A change in control would generally be considered to occur when a person or group of persons acting in concert acquires beneficial ownership of 20% or more of any class of equity security of the Company or the Bank or in the event of a tender or exchange offer, merger or other form of business combination, sale of all or substantially all of the assets of the Company or the Bank or contested election of directors which resulted in the replacement of a majority of the Board of Directors by persons not nominated by the directors in office prior to the contested election.

TRANSACTIONS WITH CERTAIN RELATED PERSONS

  The Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA") required that all loans or extensions of credit to executive officers and directors be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with the general public and not involve more than the normal risk of repayment or present other unfavorable features. In addition, loans made to a director or executive officer in excess of the greater of $25,000, or 5% of the Bank's capital and surplus (up to a maximum of $500,000) must have been approved in advance by a majority of the disinterested members of the Board of Directors.

  The Bank currently makes loans to executive officers and directors on the same terms and conditions offered to the general public. The Bank's policy provides that all loans made by the Bank to its executive officers and directors be made in the ordinary course of business, on substantially the same terms, including collateral, as those prevailing at the time for comparable transactions with other persons and may not involve more than the normal risk of collectibility or present other unfavorable features. The Bank may, in the future, determine to offer loans to executive officers and directors on terms not available to the public, but available to other employees, in accordance with recently modified regulations.

  Prior to the enactment of FIRREA, the Bank provided loans to directors and executive officers at reduced rates and/or with points waived or reduced. There were no loans to the Bank's current executive officers and directors that exceeded $500,000 as of September 30, 1997. The largest principal amount outstanding of a pre-FIRREA basis loan during the nine months ended September 30, 1997 was a first mortgage loan of $149,000, and the amount outstanding and the interest rate on this loan on this date were $147,000 and 8.00%, respectively. All other loans that exceeded $60,000 at any time during fiscal year 1997 to executive officers, directors, immediate family members of executive officers and directors, or organizations with which executive officers and directors are affiliated, were made in the ordinary course of business, on substantially the same terms including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons.

                     BENEFICIAL OWNERSHIP OF CAPITAL STOCK

BENEFICIAL OWNERSHIP OF BANK COMMON STOCK

  The following table includes, as of November 30, 1997, certain information as to the Bank Common Stock beneficially owned by (i) the only persons or entities, including any "group" as that term issued in Section 13(d)(3) of the Exchange Act, who or which was known to the Bank to be the beneficial owner of more than 5% of the issued and outstanding Bank Common Stock, (ii) the directors of the Bank, (iii) certain executive officers of the Bank, and (iv) all directors and executive officers of the Bank as a group. For information concerning proposed subscriptions by directors and executive officers and the anticipated ownership of Common Stock by such persons upon consummation of the Conversion and Reorganization, see "--Subscriptions by Executive Officers and Directors."

                                     AMOUNT AND NATURE OF
    NAME OF BENEFICIAL OWNER      BENEFICIAL OWNERSHIP AS OF   PERCENT OF BANK
 OR NUMBER OF PERSONS IN GROUP   NOVEMBER 30, 1997(1)(3)(4)(5)  COMMON STOCK
 -----------------------------   ----------------------------- ---------------
First Savings Bancshares,                  4,134,812                51.6%
 MHC(2).........................
Walter K. Timpson...............             137,426                 1.7
Donald T. Akey, M.D.............              29,453                 0.4
Harry F. Burke..................              54,855                 0.7
Keith H. McLaughlin.............              65,145                 0.8
Philip T. Ruegger, Jr...........             153,588                 1.9
Jeffries Shein..................             206,132                 2.6
John P. Mulkerin................              87,544                 1.1
Christopher P. Martin...........              50,543                 0.6
John F. Cerulo, Jr..............              12,479                 0.2
Karen I. Martino................               9,035                 0.1
Richard Spengler................              23,655                 0.3
All Directors and Executive
 Officers as a Group
 (11 persons)...................             829,855                10.4

-------
(1) In accordance with Rule 13d-3 under the Exchange Act, a person is deemed to be the beneficial owner for purposes of this table, of any shares of Common Stock if he has shared voting or investment power with respect to such security, or has a right to acquire beneficial ownership at any time within 60 days from the date as to which beneficial ownership is being determined. As used herein, "voting power" is the power to vote or direct the voting of shares and "investment power" is the power to dispose or direct the disposition of shares. Includes all shares held directly as well as by spouses and minor children, in trust and other indirect ownership, over which shares the named individuals effectively exercise sole or shared voting and investment power.
(2) The Bank's executive officers and directors are also executive officers and directors of First Savings Bancshares, MHC.
(3) Based upon filings made pursuant to the Exchange Act and information furnished by the respective individuals.
(4) Under applicable regulations, a person is deemed to have beneficial ownership of any shares of Bank Common Stock which may be acquired within 60 days of November 30, 1997 pursuant to the exercise of outstanding stock options. Shares of Bank Common Stock which are subject to stock options are deemed to be outstanding for the purpose of computing the percentage of outstanding Bank Common Stock owned by such person or group or group but not deemed outstanding for the purpose of computing the percentage of Bank Common Stock owned by any other person or group.
(5) Includes the following amount of unvested shares of restricted stock awarded under the 1996 Incentive Plan which may be voted by the recipient pending vesting and distribution: 726 shares to each of Messrs. Akey, Burke, McLaughlin, Ruegger and Shein; 2,985 shares to both Messrs. Mulkerin and Martin; and 807 shares to each of Mr. Cerulo, Ms. Martino and Mr. Spengler. Includes options to purchase stock pursuant to the Bank's 1992 Stock Option Plans which were vested as of November 30, 1997: 17,943 shares to each of Messrs. Timpson, McLaughlin, Ruegger and Shein, 1,210 shares to each of Messrs. Akey and Burke; 6,768 shares to Mr. Mulkerin; 4,638 shares to Mr. Martin; and 807 shares to each of Messrs. Cerulo, Spengler and Ms. Martino.

SUBSCRIPTIONS BY EXECUTIVE OFFICERS AND DIRECTORS

  The following table sets forth, for each of the Company's directors and executive officers and for all of the directors and executive officers as a group, (1) the number of Exchange Shares to be held upon consummation of the Conversion and Reorganization, based upon their beneficial ownership of the Bank Common Stock as of November 30, 1997, (2) the proposed purchases of Conversion Stock, assuming sufficient shares are available to satisfy their subscriptions, and (3) the total amount of Common Stock to be held upon consummation of the Conversion and Reorganization, in each case assuming that 12,514,527 shares of Conversion Stock are sold, which is the midpoint of the Valuation Price Range. Due to certain purchase limitation policies imposed by the OTS in connection with mutual holding company conversions and reorganizations, Messrs. Timpson, Ruegger and Shein are precluded from purchasing additional shares of Conversion Stock in the Offerings.

                                             PROPOSED PURCHASES
                                               OF CONVERSION     TOTAL COMMON STOCK
                                                  STOCK(1)           TO BE HELD
                              NUMBER OF      ------------------ --------------------
                          EXCHANGE SHARES TO           NUMBER    NUMBER   PERCENTAGE
                           BE HELD(2)(3)(4)   AMOUNT  OF SHARES OF SHARES  OF TOTAL
                          ------------------ -------- --------- --------- ----------
Walter K. Timpson(5)....        351,401      $    --      --      351,401    1.46%
Donald T. Akey, M.D.....         81,422        30,000   3,000      84,422    0.35
Harry F. Burke..........        156,586        50,000   5,000     161,586    0.67
Keith H. McLaughlin.....        137,522       150,000  15,000     152,522    0.64
Philip T. Ruegger,
 Jr.(5).................        399,225           --      --      399,225    1.66
Jeffries Shein (5)......        554,703           --      --      554,703    2.31
John P. Mulkerin........        230,185       250,000  25,000     255,185    1.06
Christopher P. Martin...        127,001       200,000  20,000     147,001    0.61
John F. Cerulo, Jr. ....         32,149        60,000   6,000      38,149    0.16
Karen I. Martino........         21,958        25,000   2,500      24,458    0.10
Richard Spengler........         65,219       100,000  10,000      75,219    0.31
                              ---------      --------  ------   ---------    ----
All Directors and
 Executive Officers as a
 Group (11 persons).....      2,157,371      $865,000  86,500   2,243,871    9.35%
                              =========      ========  ======   =========    ====

--------
(1) Includes proposed subscriptions, if any, by associates. Does not include subscription orders by the ESOP. Intended purchases by the ESOP are expected to be 8% of the shares issued in the Conversion.
(2) Excludes shares which may be received upon the exercise of outstanding stock options. Based upon the Exchange Ratio of 2.9590 Exchange Shares for each Public Bank Share at the midpoint of the Valuation Price Range, the persons named in the table would have options to purchase Common Stock as follows: Mr. Timpson, 60,254 shares; Dr. Akey, 10,741 shares; Mr. Burke, 10,741 shares; Mr. McLaughlin, 60,254 shares; Mr. Ruegger, 60,254 shares; Mr. Shein, 60,254 shares; Mr. Mulkerin, 47,477 shares; Mr. Martin, 41,174 shares; Mr. Cerulo, 7,160 shares; Ms. Martino, 7,160 shares; Mr. Spengler, 7,160 shares; and all directors and executive officers as a group, 372,629 shares.
(3) Excludes the following amount of shares awarded under the 1996 Incentive Plan, which have not yet vested based upon the above Exchange Ratio, in the following amounts: Mr. Timpson, 2,148 shares; Dr. Akey, 2,148 shares; Mr. Burke, 2,148 shares; Mr. McLaughlin, 2,148 shares; Mr. Ruegger, 2,148 shares; Mr. Shein, 2,148 shares; Mr. Mulkerin, 8,832 shares; Mr. Martin, 8,832 shares; Mr. Cerulo, 2,387 shares; Ms. Martino, 2,387 shares; Mr. Spengler, 2,387 shares; and all directors and executive officers as a group, 37,713 shares.
(4) Excludes stock options and awards to be granted under the Company's Stock-Based Incentive Plan if such plan is approved by stockholders at an annual or special meeting of stockholders at least six months following the Conversion and Reorganization. See "Management of the Bank--New Benefits Resulting from the Conversion and Reorganization."
(5) Due to the purchase limitations imposed by the OTS, Messrs. Timpson, Ruegger and Shein are precluded from purchasing any shares in the Offerings.

                       THE CONVERSION AND REORGANIZATION

  THE BOARDS OF DIRECTORS OF THE MUTUAL HOLDING COMPANY, THE BANK AND THE COMPANY HAVE APPROVED THE PLAN OF CONVERSION, AS HAS THE OTS, SUBJECT TO APPROVAL BY THE MEMBERS OF THE MUTUAL HOLDING COMPANY AND THE STOCKHOLDERS OF THE BANK ENTITLED TO VOTE ON THE MATTER AND THE SATISFACTION OF CERTAIN OTHER CONDITIONS. SUCH OTS APPROVAL, HOWEVER, DOES NOT CONSTITUTE A RECOMMENDATION OR ENDORSEMENT OF THE PLAN BY SUCH AGENCY.

GENERAL

  On October 24, 1997 the Boards of Directors of the Mutual Holding Company and the Bank unanimously adopted the Plan, subject to approval by the OTS, pursuant to which the Mutual Holding Company will convert to a stock form of organization; the Company will offer and sell the Conversion Stock; and the Company will issue Common Stock in exchange for the Public Bank Shares. The Plan was subsequently amended on December 16, 1997, January 28, 1998 and February 9, 1998. It is intended that all of the outstanding capital stock of the Bank will be held by the Company, which is incorporated under Delaware law. The Plan was approved by the OTS, subject to, among other things, approval of the Plan by the Members of the Mutual Holding Company and the stockholders of the Bank. A special meeting of members and a special meeting of stockholders has been called for this purpose to be held on April 2, 1998.

  The Company has received approval of the OTS to become a savings and loan holding company and to acquire all of the Common Stock of the Bank to be issued in the Conversion and Reorganization. The Company plans to retain 50% of the net proceeds from the sale of the Conversion Stock, and to contribute the remaining proceeds contributed to the Bank. The Conversion and Reorganization will be effected only upon completion of the sale of all of the shares of Conversion Stock of the Company to be issued pursuant to the Plan.

  The Plan provides generally that (i) the Mutual Holding Company will convert to the stock form of organization and (ii) the Company will offer shares of Conversion Stock for sale in the Subscription Offering to the Bank's Eligible Account Holders, the ESOP, Supplemental Eligible Account Holders, and Other Members. Concurrently, shares will be offered in a Community Offering with a first preference given to the holders of the Public Bank Shares. It is anticipated that all shares not subscribed for in the Subscription and Community Offerings will be offered for sale by the Company to the general public in a Syndicated Community Offering. The Primary Parties have the right to accept or reject, in whole or in part, any orders to purchase shares of the Conversion Stock received in the Community Offering or in the Syndicated Community Offering. See "--Community Offering" and "--Syndicated Community Offering."

  The aggregate price of the shares of Conversion Stock to be issued in the Conversion within the Estimated Price Range, currently estimated to be between $106.4 million and $143.9 million, will be determined based upon an independent appraisal, prepared by FinPro of the estimated pro forma market value of the Common Stock of the Company. All shares of Conversion Stock to be issued and sold in the Conversion and Reorganization will be sold at the same price. The independent appraisal will be affirmed or, if necessary, updated at the completion of the Subscription and Community Offerings, if all shares are subscribed for, or at the completion of the Syndicated Community Offering. The appraisal has been performed by FinPro, a consulting firm experienced in the valuation and appraisal of savings institutions. See "--Stock Pricing and Exchange Ratio" for additional information as to the determination of the estimated pro forma market value of the Conversion Stock.

  The following is a brief summary of pertinent aspects of the Conversion. The summary is qualified in its entirety by reference to the provisions of the Plan. A copy of the Plan is available for inspection at each branch of the Bank and at the Northeast Region and Washington, D.C. offices of the OTS. The Plan is also filed as an Exhibit to the Registration Statement of which this Prospectus is a part, copies of which may be obtained from the SEC. See "Additional Information."

PURPOSES OF THE CONVERSION AND REORGANIZATION

  The Mutual Holding Company, as a federally-chartered mutual holding company, does not have stockholders and has no authority to issue capital stock. As a result of the Conversion and Reorganization, the Mutual Holding Company will be restructured into the form used by holding companies of commercial banks, other business entities and a growing number of savings institutions. The Conversion and Reorganization will enhance the ability of the Company and the Bank to access capital markets, expand current operations, acquire other financial institutions or branch offices, provide affordable home financing opportunities to the communities the Bank serves or diversify into other financial services to the extent allowable by applicable law and regulation.

  The stock holding company form of organization would provide additional flexibility to diversify the Bank's business activities through existing or newly formed subsidiaries, or through acquisitions of or mergers with both mutual and stock institutions, as well as other companies. Although there are no current arrangements, understandings or agreements regarding any such opportunities, the Company will be in a position after the Conversion and Reorganization, subject to regulatory limitations and the Company's financial position, to take advantage of any such opportunities that may arise. See "Use of Proceeds."

  While the Bank currently has the ability to raise additional capital through the sale of additional shares of its common stock, that ability is limited by the mutual holding company structure which, among other things, requires that the Mutual Holding Company own a majority of the outstanding shares of its savings institution subsidiary's common stock. The Conversion and Reorganization will significantly increase the Bank's capital position to a level whereby the Bank will be better positioned to take advantage of business opportunities as they arise. At September 30, 1997, the Bank had stockholders' equity, determined in accordance with generally accepted accounting principles ("GAAP"), of $99.2 million, or 9.5% of total assets. Assuming that the Company contributes 50% of net proceeds at the maximum of the Estimated Price Range to the Bank, the Bank's GAAP capital will increase to $152.8 million, or a ratio of GAAP capital to adjusted assets, on a pro forma basis, of 13.92% after the Conversion and Reorganization. The investment of the net proceeds from the sale of the Conversion Stock is expected to provide the Bank with additional income to increase further its capital position. The additional capital may also assist the Bank in offering new programs and expanded services to its customers. See "Use of Proceeds."

  If the Bank had undertaken a standard conversion involving the formation of a stock holding company in 1992 when it reorganized into mutual holding company form, applicable OTS regulations would have required a greater amount of common stock to be sold than the $10.0 million raised in the 1992 MHC Reorganization, and in light of then prevailing market conditions there was uncertainty as to whether the greater amount of common stock could have been sold. A standard conversion in 1995 also would have immediately eliminated all aspects of the mutual form of organization. In light of current market conditions for the stocks of savings institutions and their holding companies and the Bank's financial condition, the Boards of Directors of the Bank and the Mutual Holding Company believe that it is in the best interests of such companies and their respective stockholders and members to raise additional capital at this time, and that the most feasible way to do so is through the Conversion and Reorganization.

  After completion of the Conversion and Reorganization, the unissued common and preferred stock authorized by the Company's Certificate of Incorporation will permit the Company, subject to market conditions and regulatory approval of an offering, to raise additional equity capital through further sales of securities, and to issue securities in connection with possible acquisitions. At the present time, the Company has no plans with respect to additional offerings of securities, other than the issuance of additional shares upon exercise of stock options or the possible issuance of authorized but unissued shares for restricted stock awards under the Stock-Based Incentive Plan. Following the Conversion and Reorganization, the Company will also be able to use stock-related incentive programs to attract and retain executive and other personnel for itself and its subsidiaries. See "Management of the Bank-- Executive Compensation."

DESCRIPTION OF THE CONVERSION

  The Boards of Directors of the Bank and the Mutual Holding Company adopted the Plan on October 24, 1997. Thereafter, the Bank caused the Company to be incorporated under Delaware law as a first-tier, wholly owned subsidiary of the Bank, and the Board of Directors of the Company adopted the Plan on December 16, 1997, as amended on January 28, 1998 and February 9, 1998. After receipt of all requisite regulatory approvals, the Company will form First Interim as a first-tier, wholly owned subsidiary of the Company, and the Board of Directors of First Interim shall adopt the Plan by at least a two-thirds vote. In addition, the Bank and the Company shall approve the Plan in their capacities as the sole shareholders of the Company and First Interim, respectively.

  Pursuant to OTS regulations, the Plan must be approved by the affirmative vote of at least a majority of the total number of votes eligible to be cast by Members at the Special Meeting and by holders of at least two-thirds of the outstanding common stock of the Bank at the Stockholders' Meeting. In addition, in accordance with current OTS policy, the Plan must be approved by a majority of the votes cast, in person or by proxy, by the holders of the Public Bank Shares at the Stockholders' Meeting.

  The following diagram outlines the current organizational structure of the parties' ownership interests:

   FIRST SAVINGS BANCSHARES, MHC              HOLDERS OF PUBLIC BANK SHARES
                      51.6%                                48.4%


                            FIRST SAVINGS BANK, SLA
                                         100%

                          FIRST SOURCE BANCORP, INC.
                                         100%

                        FIRST INTERIM SAVINGS BANK, FSB

  The following diagram reflects the resulting structure of the parties upon consummation of the Conversion and Reorganization, including (i) the merger of the Mutual Holding Company (following its conversion into an interim federal stock savings institution) with and into the Bank, (ii) the merger of First Interim with and into the Bank, pursuant to which the Public Bank Shares will be converted into Exchange Shares, and (iii) the offering of Conversion Stock. The diagram assumes that there are no fractional shares and does not give effect to purchase of Conversion Stock by holders of Public Bank Shares or the exercise of outstanding stock options.

            PURCHASERS                                 HOLDERS OF
        OF CONVERSION STOCK                        PUBLIC BANK SHARES

                      52.1%                                47.9%


                          FIRST SOURCE BANCORP, INC.
                                         100%

                            FIRST SAVINGS BANK, SLA

EFFECTS OF THE CONVERSION AND REORGANIZATION

  General. Each depositor in the Bank has both a deposit account in the institution and a pro rata ownership interest in the net worth of the institution based upon the balance in his account, which interest may only be realized in the event of a liquidation of the Mutual Holding Company. However, this ownership interest is tied to the depositor's account and has no tangible market value separate from such deposit account. Any depositor who opens a deposit account obtains a pro rata ownership interest in the net worth of the Mutual Holding Company without any additional payment beyond the amount of the deposit. A depositor who reduces or closes his account receives a portion or all of the balance in the account but nothing for his ownership interest in the net worth of the Mutual Holding Company, which is lost to the extent that the balance in the account is reduced.

  Consequently, the depositors of the Bank normally have no way to realize the value of their ownership interest, which has realizable value only in the unlikely event that the Mutual Holding Company is liquidated. In such event, the depositors of record at that time, as owners, would share pro rata in any residual surplus and reserves after other claims, including claims of depositors to the amounts of their deposits, are paid.

  Upon consummation of the Conversion and Reorganization, permanent nonwithdrawable capital stock is created to represent the ownership of the net worth of the Company. THE COMMON STOCK OF THE COMPANY IS SEPARATE AND APART FROM DEPOSIT ACCOUNTS AND CANNOT BE AND IS NOT INSURED BY THE FDIC OR ANY OTHER GOVERNMENTAL AGENCY. Certificates are issued to evidence ownership of the capital stock. The stock certificates are transferable and, therefore, the stock may be sold or traded if a purchaser is available with no effect on any account the seller may hold in the Bank.

  Continuity. While the Conversion and Reorganization is being accomplished, the normal business of the Bank of accepting deposits and making loans will continue without interruption. The Bank will continue to be subject to regulation by the OTS, the FDIC and the Department. After the Conversion and Reorganization, the Bank will continue to provide services for depositors and borrowers under current policies by its present management and staff.

  The Directors serving the Bank at the time of Conversion and Reorganization will serve initially as Directors of the Bank after the Conversion and Reorganization. The Directors of the Company will consist initially of individuals currently serving on the Board of Directors of the Mutual Holding Company. All officers of the Bank at the time of Conversion and Reorganization will retain their positions immediately after Conversion and Reorganization.

  Effect on Public Bank Shares. Under the Plan, upon consummation of the Conversion and Reorganization, the Public Bank Shares shall be converted into Common Stock based upon the Exchange Ratio without any further action on the part of the holder thereof. Upon surrender of the Public Bank Shares, Common Stock will be issued in exchange for such shares.

  Upon consummation of the Conversion and Reorganization, the Public Stockholders of the Bank, a New Jersey chartered savings association, will become stockholders of the Company, a Delaware corporation. For a description of certain changes in the rights of stockholders as a result of the Conversion and Reorganization, see "Comparison of Stockholders' Rights" below.

  Under New Jersey law, Public Stockholders of the Bank will not have dissenters' rights or appraisal rights in connection with the Conversion and Reorganization. See "Comparison of Stockholders' Rights--Dissenters' Rights of Appraisal."

  Effect on Deposit Accounts. Under the Plan, each depositor in the Bank at the time of Conversion and Reorganization will automatically continue as a depositor after the Conversion and Reorganization, and each such deposit account will remain the same with respect to deposit balance, interest rate and other terms. Each such account will be insured by the FDIC to the same extent as before the Conversion and Reorganization (i.e., up to $100,000 per depositor). Depositors will continue to hold their existing certificates, passbooks and other evidences of their accounts.

  Effect on Loans. No loan outstanding from the Bank will be affected by the Conversion and Reorganization, and the amount, interest rate, maturity and security for each loan will remain as they were contractually fixed prior to the Conversion and Reorganization.

  Effect on Voting Rights of Members. At present, all depositors and certain borrowers of the Bank are members of, and have voting rights in, the Mutual Holding Company as to all matters requiring membership action. Upon Conversion and Reorganization, the Mutual Holding Company will cease to exist and therefore, depositors and borrowers will no longer have membership rights in the Mutual Holding Company. Upon Conversion and Reorganization, all voting rights in the Bank will be vested in the Company as the sole stockholder of the Bank. Exclusive voting rights with respect to the Company will be vested in the holders of Common Stock. Depositors and borrowers of the Bank will not have voting rights in the Company after the Conversion and Reorganization except to the extent that they become stockholders of the Company.

  Tax Effects. The Primary Parties have received an opinion from Patton Boggs, L.L.P. with regard to federal income taxation and from KPMG Peat Marwick LLP with respect to New Jersey taxation which provides that the adoption and implementation of the Plan of Conversion and Agreement and Plan of Reorganization set forth herein will not be taxable for federal or New Jersey tax purposes to the Primary Parties or the Bank's Eligible Account Holders, Supplemental Eligible Account Holders or Other Members, except as discussed below. See "--Tax Aspects."

  Effect on Liquidation Rights. If the Mutual Holding Company were to liquidate, all claims of creditors (including those of depositors, to the extent of deposit balances) would be paid first. Thereafter, if there were any assets remaining, depositors would be entitled to such remaining assets, pro rata, based upon the deposit balances in their deposit accounts immediately prior to liquidation. In the unlikely event that the Bank were to liquidate after Conversion, all claims of creditors (including those of depositors, to the extent of their deposit balances) would also be paid first, followed by distribution of the "liquidation account" to certain depositors (see "-- Liquidation Rights"), with any assets remaining thereafter distributed to the Company as the holder of the Bank's capital stock. Pursuant to the rules and regulations of the OTS, a post-Conversion merger, consolidation, sale of bulk assets or similar combination or transaction with another insured savings institution would not be considered a liquidation and, in such a transaction, the liquidation account would be assumed by the surviving institution.

EFFECT ON EXISTING COMPENSATION PLANS

  Under the Plan, the Bank's 1992 Stock Option Plans and 1996 Incentive Plan will become stock benefit plans of the Company and the Bank's 1992 ESOP will continue as a benefit plan of the Bank and shares of Common Stock will be issued (or reserved for issuance) pursuant to such benefit plans. See "Management of the Bank--Benefits."

STOCK PRICING AND EXCHANGE RATIO

  The Plan of Conversion requires that the Aggregate Purchase Price of the Conversion Stock must be based on the appraised pro forma market value of the Company's Common Stock, as determined on the basis of an independent valuation. The Primary Parties have retained FinPro to make such valuation. For its services in making such appraisal, FinPro will receive a fee of $25,000, plus reasonable expenses. The Primary Parties have agreed to indemnify FinPro and its employees and affiliates against certain losses (including any losses in connection with claims under the federal securities laws) arising out of its services as appraiser, except where FinPro liability results from its negligence, willful misconduct or bad faith.

  An appraisal has been made by FinPro in reliance upon the information contained in this Prospectus, including the Consolidated Financial Statements. FinPro also considered the following factors, among others: the present and projected operating results and financial condition of the Primary Parties and the economic and demographic conditions in the Mutual Holding Company's and the Bank's existing marketing area; certain historical, financial and other information relating to the Mutual Holding Company and the Bank; a comparative evaluation of the operating and financial statistics of the Bank with those of other similarly situated publicly-traded savings banks and savings institutions located in the Mutual Holding Company's and the Bank's primary market area and northeastern United States; the aggregate size of the offering of the Conversion Stock; the impact of Conversion and Reorganization on the Mutual Holding Company's and the Bank's net worth and earnings potential; the proposed dividend policy of the Company and the Bank; and the trading market for the Bank Common Stock and securities of comparable institutions and general conditions in the market for such securities.

  On the basis of the foregoing, FinPro has advised the Primary Parties in its opinion the estimated pro forma market value of the Company's Common Stock, after giving effect to the Conversion and Reorganization, was $240.0 million as of December 18, 1997. In accordance with OTS requirements, the Appraisal was multiplied by an Exchange Ratio which was determined on the basis of the Mutual Holding Company's ownership interest in the Bank's common stock (51.6%), increased by $1.1 million to reflect a portion of the previously waived dividends of $7.2 million. Such adjustment was required by the OTS despite prior OTS policy which permitted the Mutual Holding Company to waive dividends without impacting any future exchange ratio in a conversion and reorganization. After giving effect to the adjustment for waived dividends, but before giving effect to the payment of cash in lieu of issuing fractional Exchange Shares and any shares of Conversion Stock purchased by Public Stockholders in the Offerings or by the ESOP thereafter, the Exchange Ratio will result in the Public Stockholders holding approximately 47.9% of the Company, as compared to their current ownership interest in the Bank of approximately 48.4%. As a result of the OTS change in policy regarding the treatment of waived dividends, the Exchange Ratio was reduced from 2.9925 to
2.9590 at the midpoint of the Valuation Price Range. The Appraisal was multiplied by 52.1% to determine the midpoint of the Conversion Stock offered ($125.1 million), and the minimum and maximum of the offering range were set at 15% below and above the midpoint, respectively, resulting in a range of $106.4 million to $143.9 million. The Boards of Directors of the Primary Parties determined that the Conversion Stock would be sold at $10.00 per share, resulting in a range of 10,637,542 to 14,391,900 shares of Conversion Stock being offered. Upon consummation of the Conversion and Reorganization, the Conversion Stock and the Exchange Shares will represent approximately 52.1% and 47.9%, respectively, of the Company's total outstanding shares.

  The Boards of Directors of the Primary Parties reviewed FinPro's appraisal report, including the methodology and the assumptions used by FinPro, and determined that the Valuation Price Range was reasonable and adequate. The Boards of Directors of the Primary Parties also established the formula for determining the Exchange Ratio. Based upon such formula and the Valuation Price Range, the Exchange Ratio ranged from a minimum of 2.5151 to a maximum of 3.4028 Exchange Shares for each Public Bank Shares, with a midpoint of
2.9590. Based upon these Exchange Ratios, the Company expects to issue between 9,762,458 and 13,208,100 shares of Exchange Shares to the holders of Public Bank Shares outstanding immediately prior to the consummation of the Conversion and Reorganization. The Valuation Price Range and the Exchange Ratio may be amended with the approval of the OTS, if required, or if necessitated by subsequent developments in the financial condition of any of the Primary Parties or market conditions generally. In the event the Appraisal is updated to below $204.0 million or above $317.4 million (the maximum of the Valuation Price Range, as adjusted by 15%), such Appraisal will be filed with the SEC by post-effective amendment.

  Based upon current market and financial conditions and recent practices and policies of the OTS, in the event the Company receives orders for Conversion Stock in excess of $143.9 million (the maximum of the Valuation Price Range) and up to $165.5 million (the maximum of the Valuation Price Range, as adjusted by 15%), the Company may be required by the OTS to accept all such orders. No assurances, however, can be made that the Company will receive orders for Conversion Stock in excess of the maximum of the Valuation Price Range or that, if such orders are received, that all such orders will be accepted because the Company's final valuation and number of shares to be issued are subject to the receipt of an updated appraisal from FinPro, which reflects such an increase in the valuation and the approval of such increase by the OTS. There is no obligation or understanding on the part of management to take and/or pay for any shares of Conversion Stock in order to complete the Offerings.

  The following table sets forth, based upon the minimum, midpoint, maximum and 15% above the maximum of the Valuation Price Range, the following: (i) the total number of shares of Conversion Stock and Exchange Shares; (ii) the percentage of the total Common Stock represented by the Conversion Stock and the Exchange

Shares; and (iii) the Exchange Ratio. The table assumes that there is no cash paid in lieu of issuing fractional Exchange Shares.

                                                                TOTAL SHARES
                                                                 OF COMMON
                          CONVERSION STOCK   EXCHANGE SHARES    STOCK TO BE   EXCHANGE
                          TO BE OFFERED(1)  TO BE ISSUED(1)(2) OUTSTANDING(1) RATIO (1)
                         ------------------ ------------------ -------------- ---------
                           AMOUNT   PERCENT   AMOUNT   PERCENT
                         ---------- ------- ---------- -------
Minimum................. 10,637,542  52.1%   9,762,458  47.9%    24,400,000    2.5151
Midpoint................ 12,514,527  52.1   11,485,473  47.9     24,000,000    2.9590
Maximum................. 14,391,900  52.1   13,208,100  47.9     27,600,000    3.4028
15% above maximum....... 16,550,374  52.1   15,189,626  47.9     31,740,000    3.9133

--------
(1) Assumes that outstanding options to purchase 142,541 shares of Bank Common Stock at October 31, 1997 are not exercised prior to consummation of the Conversion and Reorganization.
(2) Based upon 3,881,539 Public Bank Shares outstanding as of October 31, 1997. Does not reflect unexercised options.

  THE APPRAISAL IS NOT INTENDED, AND MUST NOT BE CONSTRUED, AS A RECOMMENDATION OF ANY KIND AS TO THE ADVISABILITY OF PURCHASING SUCH SHARES. FINPRO DID NOT INDEPENDENTLY VERIFY THE CONSOLIDATED FINANCIAL STATEMENTS AND OTHER INFORMATION PROVIDED BY THE BANK AND THE MUTUAL HOLDING COMPANY, NOR DID FINPRO VALUE INDEPENDENTLY THE ASSETS OR LIABILITIES OF THE BANK AND THE MUTUAL HOLDING COMPANY. THE VALUATION CONSIDERS THE BANK AND THE MUTUAL HOLDING COMPANY AS GOING CONCERNS AND SHOULD NOT BE CONSIDERED AS AN INDICATION OF THE LIQUIDATION VALUE OF THE BANK AND THE MUTUAL HOLDING COMPANY. MOREOVER, BECAUSE THE APPRAISAL IS NECESSARILY BASED UPON ESTIMATES AND PROJECTIONS OF A NUMBER OF MATTERS, ALL OF WHICH ARE SUBJECT TO CHANGE FROM TIME TO TIME, NO ASSURANCE CAN BE GIVEN THAT PERSONS PURCHASING CONVERSION STOCK OR RECEIVING EXCHANGE STOCK IN THE CONVERSION AND REORGANIZATION WILL THEREAFTER BE ABLE TO SELL SUCH SHARES AT PRICES AT OR ABOVE THE PURCHASE PRICE OR IN THE RANGE OF THE FOREGOING VALUATION OF THE PRO FORMA MARKET VALUE THEREOF. SEE "MARKET FOR THE COMMON STOCK."

  Following commencement of the Subscription and Community Offerings, the maximum of the Estimated Price Range may be increased up to 15% and the number of shares of Conversion Stock to be issued in the Conversion may be increased to 16,550,374 shares due to regulatory considerations or changes in market or general financial and economic conditions, without the resolicitation of subscribers. See "--Limitations on Conversion Stock Purchases" as to the method of distribution and allocation of additional shares that may be issued in the event of an increase in the Estimated Price Range to fill unfilled orders in the Subscription and Community Offerings.

  No sale of shares of Conversion Stock may be consummated unless, prior to such consummation, FinPro confirms to the Primary Parties and the OTS that, to the best of its knowledge, nothing of a material nature has occurred which, taking into account all relevant factors, would cause FinPro to conclude that the value of the Conversion Stock at the price so determined is incompatible with its estimate of the pro forma market value of the Common Stock at the conclusion of the Subscription and Community Offerings.

  If the pro forma market value of the Common Stock is either more than 15% above the maximum of the Estimated Price Range or less than the minimum of the Estimated Price Range, the Bank and the Company, after consulting with the OTS, may terminate the Plan and return all funds promptly with interest at the Bank's passbook rate of interest on payments made by check, bank draft or money order, extend or hold a new Subscription and Community Offering, establish a new Estimated Price Range, commence a resolicitation of subscribers or take such other actions as permitted by the OTS in order to complete the Conversion. In the event that a resolicitation is commenced, unless an affirmative response is received within a reasonable period of time, all funds will be promptly returned to investors as described above. A resolicitation, if any, following the conclusion of the Subscription and Community Offerings would not exceed 45 days unless further extended by the OTS for periods of up to 90 days not to extend beyond April 2, 2000.

  If all shares of Conversion Stock are not sold through the Subscription and Community Offerings, then the Bank and the Company expect to offer the remaining shares in a Syndicated Community Offering which would occur as soon as practicable following the close of the Subscription and Community Offerings but may commence during the Subscription and Community Offerings subject to prior rights of subscribers. All shares of Conversion Stock will be sold at the same price per share in the Syndicated Community Offering as in the Subscription and Community Offerings. See "--Syndicated Community Offering."

  No sale of shares of Conversion Stock may be consummated unless, prior to such consummation, FinPro confirms to the Bank, the Company and the OTS that, to the best of its knowledge, nothing of a material nature has occurred which, taking into account all relevant factors, including those which would be involved in a cancellation of the Syndicated Community Offering, would cause FinPro to conclude that the aggregate value of the Conversion Stock at the Purchase Price is incompatible with its estimate of the pro forma market value of the Common Stock of the Company at the time of the Syndicated Community Offering. Any change which would result in an aggregate purchase price which is below or more than 15% above the Estimated Price Range would be subject to OTS approval. If such confirmation is not received, the Primary Parties may extend the Offerings, extend, reopen or commence new Subscription and Community Offerings or Syndicated Community Offering, establish a new Estimated Price Range and commence a resolicitation of all subscribers with the approval of the OTS or take such other actions as permitted by the OTS in order to complete the Conversion and Reorganization, or terminate the Plan and cancel the Subscription and Community Offerings and/or the Syndicated Community Offering. In the event market or financial conditions change so as to cause the aggregate purchase price of the shares to be below the minimum of the Estimated Price Range or more than 15% above the maximum of such range, and the Company and the Bank determine to continue the Conversion and Reorganization, subscribers will be resolicited (i.e., be permitted to continue their orders, in which case they will need to affirmatively reconfirm their subscriptions prior to the expiration of the resolicitation offering or their subscription funds will be promptly refunded with interest at the Bank's passbook rate of interest, or be permitted to decrease or cancel their subscriptions). Any change in the Estimated Price Range must be approved by the OTS. A resolicitation, if any, following the conclusion of the Subscription and Community Offerings would not exceed 45 days, or if following the Syndicated Community Offering, 90 days, unless further extended by the OTS for periods up to 90 days not to extend beyond April 2, 2000. If such resolicitation is not effected, the Bank will return all funds promptly with interest at the Bank's passbook rate of interest on payments made by check, bank draft or money order.

  Copies of the appraisal report of FinPro including any amendments thereto, and the detailed memorandum of the appraiser setting forth the method and assumptions for such appraisal are available for inspection at the main office of the Bank and the other locations specified under "Additional Information."

INTERPRETATION, AMENDMENT AND TERMINATION

  All interpretations of the Plan by the Boards of Directors of the Primary Parties will be final, subject to the authority of the OTS, including but not limited to interpretations relating to residence requirements applicable to subscribers and purchase limitations. The Plan provides that, if deemed necessary or desirable by the Boards of Directors of the Primary Parties, the Plan may be substantively amended prior to the solicitation of proxies from members entitled to vote on the Plan by a two-thirds vote of the Boards of Directors; amendment of the Plan thereafter requires the approval of the OTS. The Plan will terminate if the sale of all shares of stock being offered pursuant to the Plan is not completed prior to 24 months after the date of the Special Meeting. The Plan may be terminated by a two-thirds vote of the Boards of Directors of the Primary Parties at any time prior to the Special Meeting, and thereafter by such a vote with the approval of the OTS. The Company has undertaken to file a post-effective amendment with the Securities and Exchange Commission to reflect any material changes in the plan of distribution of the Common Stock or any information contained within this Prospectus.

NUMBER OF SHARES TO BE ISSUED

  Depending upon market or financial conditions following the commencement of the Subscription and Community Offerings, the total number of shares of Conversion Stock to be issued in the Conversion and

Reorganization may be increased or decreased without a resolicitation of subscribers, provided that the product of the total number of shares times the price per share is not below the minimum of the Estimated Price Range or more than 15% above the maximum of the Estimated Price Range. Based on a fixed purchase price of $10.00 per share and the FinPro estimate of the pro forma market value of the Conversion Stock ranging from a minimum of $106.4 million to a maximum, as increased by 15%, of $165.5 million, the number of shares of Conversion Stock expected to be issued is between a minimum of 10,637,542 shares and a maximum, as adjusted by 15%, of 16,550,374 shares. The actual number of shares issued between this range will depend on a number of factors and shall be determined by the Primary Parties subject to OTS approval, if necessary.

  In the event market or financial conditions change so as to cause the aggregate purchase price of the shares to be below the minimum of the Estimated Price Range or more than 15% above the maximum of the Estimated Price Range and, if the Plan is not terminated by the Primary Parties after consultation with the OTS, purchasers will be resolicited (i.e., permitted to continue their orders, in which case they will need to affirmatively reconfirm their subscriptions prior to the expiration of the resolicitation offering or their subscription funds will be promptly refunded, or be permitted to modify or rescind their subscriptions). Any change in the Estimated Price Range must be approved by the OTS. If the number of shares issued in the Conversion and Reorganization is increased due to an increase of up to 15% in the Estimated Price Range to reflect changes in market or financial condition, persons who subscribed for the maximum number of shares will not be given the opportunity to subscribe for an adjusted maximum number of shares, except for the ESOP which will be able to subscribe for such adjusted amount. See "--Limitations on Conversion Stock Purchases." Any increase or decrease in the number of shares of Common Stock will result in a corresponding change in the number of Exchange Shares, so that upon consummation of the Conversion and Reorganization, the Conversion Stock and the Exchange Shares will represent approximately 51.6% and 48.4%, respectively, of the Company's total outstanding shares of Common Stock.

  An increase in the number of shares of Conversion Stock as a result of an increase in the estimated pro forma market value would decrease both a subscriber's ownership interest and the Company's pro forma net earnings and stockholders' equity on a per share basis while increasing pro forma net earnings and stockholders' equity on an aggregate basis. A decrease in the number of shares of Conversion Stock would increase both a subscriber's ownership interest and the Company's pro forma net earnings and stockholders' equity on a per share basis while decreasing pro forma net earnings and stockholder's equity on an aggregate basis. For a presentation of the effects of such changes, see "Pro Forma Data."

SUBSCRIPTION OFFERING AND SUBSCRIPTION RIGHTS

  In accordance with the Plan of Conversion, rights to subscribe for the purchase of Conversion Stock have been granted under the Plan of Conversion to the following persons in the following order of descending priority: (1) holders of savings accounts with a balance of $50 or more as of December 31, 1995 ("Eligible Account Holders"); (2) the ESOP; (3) holders of savings accounts with a balance of $50 or more as of December 31, 1997 ("Supplemental Eligible Account Holders"); and (4) members of the Bank, consisting of depositors of the Bank as of February 4, 1998, the Members' Voting Record Date, and borrowers with loans outstanding as of July 10, 1992, which continue to be outstanding as of the Members' Voting Record Date other than Eligible Account Holders and Supplemental Eligible Account Holders ("Other Members"). All subscriptions received will be subject to the availability of Conversion Stock after satisfaction of all subscriptions of all persons having prior rights in the Subscription Offering and to the maximum and minimum purchase limitations set forth in the Plan of Conversion and as described below under "--Limitations on Conversion Stock Purchases."

  Priority 1: Eligible Account Holders. Each Eligible Account Holder will receive, without payment therefor, first priority, nontransferable subscription rights to subscribe for in the Subscription Offering up to the greater of the amount permitted to be purchased in the Community Offering, currently $750,000 of Conversion Stock offered, one-tenth of one percent (.10%) of the total offering of shares of Conversion Stock or fifteen times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of Conversion Stock to be issued by a fraction of which the numerator is the amount of the Eligible Account

Holder's Qualifying Deposit (defined by the Plan as any savings account in the Bank with a balance of $50 or more as of December 31, 1995) and the denominator is the total amount of Qualifying Deposits of all Eligible Account Holders, in each case on the Eligibility Record Date, subject to the overall purchase limitation and exclusive of an increase in the shares issued pursuant to an increase in the Estimated Price Range of up to 15%. At December 31, 1995, the Bank's total deposits were $806.3 million. See "--Limitations on Conversion Stock Purchases."

  In the event that Eligible Account Holders exercise subscription rights for a number of shares in excess of the total number of shares eligible for subscription, the shares will be allocated so as to permit each subscribing Eligible Account Holder to purchase a number of shares sufficient to make his total allocation equal to the lesser of 100 shares or the number of shares subscribed for. Thereafter, unallocated shares will be allocated among the remaining subscribing Eligible Account Holders whose subscriptions remain unfilled in the proportion that the amounts of their respective Qualifying Deposits bear to the total amount of Qualifying Deposits of all remaining Eligible Account Holders whose subscriptions remain unfilled, exclusive of any increase in the shares issued pursuant to an increase in the Estimated Price Range of up to 15%.

  To ensure proper allocation of stock, each Eligible Account Holder must list on his subscription order form all accounts in which he has an ownership interest. Failure to list an account could result in less shares being allocated than if all accounts had been disclosed. The subscription rights of Eligible Account Holders who are also Directors or Officers of the Bank or their associates will be subordinated to the subscription rights of other Eligible Account Holders to the extent attributable to increased deposits in the year preceding December 31, 1994.

  Priority 2: Employee Stock Ownership Plan. To the extent that there are sufficient shares remaining after satisfaction of the subscriptions by Eligible Account Holders, the ESOP will receive, without payment therefor, second priority, nontransferable subscription rights to purchase, in the aggregate, up to 10% of Conversion Stock issued in the Conversion, including any increase in the number of shares of Conversion Stock to be issued in the Conversion after the date hereof as a result of an increase of up to 15% in the maximum of the Estimated Price Range. The ESOP intends to purchase 8% of the shares to be issued in the Conversion or 851,003 shares and 1,151,352 shares, based on the issuance of 10,637,542 shares and 14,391,900 shares, respectively. Subscriptions by the ESOP will not be aggregated with shares of Conversion Stock purchased directly by or which are otherwise attributable to any other participants in the Subscription and Community Offerings, including subscriptions of any of the Bank's directors, officers, employees or associates thereof. See "Management of the Bank--Benefit Plans--Employee Stock Ownership Plan and Trust."

  Priority 3: Supplemental Eligible Account Holders. Each Supplemental Eligible Account Holder will receive, without payment therefor, third priority, nontransferable subscription rights to subscribe for in the Subscription Offering up to the greater of the amount permitted to be purchased in the Community Offering, currently $750,000 of Conversion Stock offered, one-tenth of one percent (.10%) of the total offering of shares of Conversion Stock or fifteen times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of Conversion Stock to be issued by a fraction of which the numerator is the amount of the Supplemental Eligible Account Holder's Qualifying Deposit and the denominator is the total amount of Qualifying Deposits of all Supplemental Eligible Account Holders, in each case on the Supplemental Eligibility Record Date, subject to the overall purchase limitation and exclusive of an increase in the shares issued pursuant to an increase in the Estimated Price Range of up to 15%. At December 31, 1997, the Bank's total deposits were $816.3 million. See "--Limitations on Conversion Stock Purchases."

  In the event that Supplemental Eligible Account Holders exercise subscription rights for a number of shares in excess of the total number of shares eligible for subscription, the shares will be allocated so as to permit each subscribing Supplemental Eligible Account Holder, to the extent possible, to purchase a number of shares sufficient to make his total allocation equal to the lesser of 100 shares or the number of shares subscribed for. Thereafter, unallocated shares will be allocated among the remaining subscribing Supplemental Eligible Account Holders whose subscriptions remain unfilled in the proportion that the amounts of their respective Qualifying

Deposits bear to the total amount of Qualifying Deposits of all remaining Supplemental Eligible Account Holders whose subscriptions remain unfilled, exclusive of any increase in the shares issued pursuant to an increase in the Estimated Price Range of up to 15%.

  To ensure proper allocation of stock, each Supplemental Eligible Account Holder must list on his subscription order form all accounts in which he has an ownership interest. Failure to list an account could result in less shares being allocated than if all accounts had been disclosed. The subscription rights received by Eligible Account Holders will be applied in partial satisfaction to the subscription rights to be received as a Supplemental Eligible Account Holder.

  Priority 4: Other Members. To the extent that there are sufficient shares remaining after satisfaction of subscriptions by the Eligible Account Holders, the ESOP and the Supplemental Eligible Account Holders, each Other Member will receive, without payment therefor, fourth priority nontransferable subscription rights to subscribe for Conversion Stock in the Subscription Offering up to the greater of the amount permitted to be purchased in the Community Offering, currently $750,000 of Conversion Stock offered, or one-tenth of one percent (.10%) of the total offering of shares of Conversion Stock, subject to the overall purchase limitation and exclusive of an increase in shares issued pursuant to an increase in the Estimated Price Range of up to 15%. See "--Limitations on Conversion Stock Purchases."

  In the event that Other Members exercise subscription rights for a number of shares in excess of the total number of shares eligible for subscription, the shares will be allocated so as to permit each subscribing Other Member, to the extent possible, to purchase a number of shares sufficient to make his total allocation equal to the lesser of 100 shares or the number of shares subscribed for. Thereafter, unallocated shares will be allocated among the remaining subscribing Other Members whose subscriptions remain unfilled on a pro rata basis in the same proportion as a subscribing Other Member's total votes on the Voting Record Date for the Special Meeting bears to the total votes of all subscribing Other Members on such date.

  Expiration Date for the Subscription Offering. The Subscription Offering will expire at 12:00 noon, Eastern time, on March 30, 1998, unless extended for up to 45 days by the Primary Parties or such additional periods with the approval of the OTS. Subscription rights which have not been exercised prior to the Expiration Date will become void.

  The Primary Parties will not execute orders until all shares of Conversion Stock have been subscribed for or otherwise sold. If all shares have not been subscribed for or sold within 45 days after the Expiration Date, unless such period is extended with the consent of the OTS, all funds delivered to the Bank pursuant to the Subscription Offering will be returned promptly to the subscribers with interest and all withdrawal authorizations will be canceled. If an extension beyond the 45 day period following the Expiration Date is granted, the Primary Parties will notify subscribers of the extension of time and of any rights of subscribers to modify or rescind their subscriptions and have their funds returned promptly with interest, and of the time period within which subscribers must affirmatively notify the Primary Parties of their intention to confirm, modify, or rescind their subscription. If an affirmative response to any resolicitation is not received by the Company from a subscriber, such order will be rescinded and all subscription funds will be promptly returned with interest at the Bank's passbook rate. Such extensions may not go beyond April 2, 2000.

COMMUNITY OFFERING

  To the extent that shares remain available for purchase after satisfaction of all subscriptions of the Eligible Account Holders, the ESOP, the Supplemental Eligible Account Holders and Other Members, the Primary Parties have determined to offer shares pursuant to the Plan to certain members of the general public, with a preference given to holders of Public Bank Shares, subject to the right of the Company to accept or reject any such orders, in whole or in part, in their sole discretion. Such persons, together with associates of and persons acting in concert with such persons, may purchase up to $750,000 of Conversion Stock offered subject to the maximum overall purchase limitation and exclusive of shares issued pursuant to an increase in the Estimated Price Range by up to 15%. See "--Limitations on Conversion Stock Purchases." This amount may be increased to up to a maximum of 5% of the Conversion Stock offered or decreased to less than $750,000 of Conversion Stock at the sole discretion of the Primary Parties. THE OPPORTUNITY TO SUBSCRIBE FOR SHARES OF CONVERSION STOCK IN THE COMMUNITY OFFERING CATEGORY IS SUBJECT TO THE RIGHT OF THE PRIMARY PARTIES, IN THEIR SOLE DISCRETION, TO ACCEPT OR REJECT ANY SUCH ORDERS IN WHOLE OR IN PART EITHER AT THE TIME OF RECEIPT OF AN ORDER OR AS SOON AS PRACTICABLE FOLLOWING THE EXPIRATION DATE.

  Subject to the foregoing, if the amount of stock remaining is insufficient to fill the orders of the Public Stockholders after completion of the Subscription and Community Offerings, such stock will be allocated first to each holder of Public Bank Shares whose order is accepted by the Bank, in an amount equal to the lesser of 100 shares or the number of shares subscribed for by each such Public Stockholder, if possible. Thereafter, unallocated shares will be allocated among the Public Stockholders whose order remains unsatisfied on a 100 shares per order basis until all such orders have been filled or the remaining shares have been allocated. To the extent that there are shares remaining after all subscriptions by Public Stockholders have been filled, shares will be allocated to other subscribers in the Community Offering, applying the same allocation formula described above.

  Persons in Nonqualified States or Foreign Countries. The Primary Parties will make reasonable efforts to comply with the securities laws of all states in the United States in which persons entitled to subscribe for stock pursuant to the Plan reside. However, the Plan provides that the Primary Parties are not required to offer stock in the Subscription Offering to any person who resides in a foreign country or resides in a state of the United States with respect to which both of the following apply: (i) a small number of persons otherwise eligible to subscribe for shares of Conversion Stock reside in such state; and (ii) the Primary Parties determines that compliance with the securities laws of such state would be impracticable for reasons of cost or otherwise, including but not limited to a request that the Primary Parties or their officers, directors or trustees register as a broker, dealer, salesman or selling agent, under the securities laws of such state, or a request to register or otherwise qualify the subscription rights or Conversion Stock for sale or submit any filing with respect thereto in such state. Where the number of persons eligible to subscribe for shares in one state is small, the Primary Parties will base their decision as to whether or not to offer the Conversion Stock in such state on a number of factors, including the size of accounts held by account holders in the state, the cost of registering or qualifying the shares or the need to register the Company, its officers, directors or employees as brokers, dealers or salesmen.

MARKETING AND UNDERWRITING ARRANGEMENTS

  The Bank has engaged Sandler O'Neill as a consultant and financial advisor in connection with the offering of the Conversion Stock, and Sandler O'Neill has agreed to use its best efforts to assist the Company with the solicitation of subscriptions and purchase orders for shares of Conversion Stock in the Offerings. Based upon negotiations between the Primary Parties concerning fee structure, Sandler O'Neill will receive a fee equal to 1.15% of the aggregate Purchase Price of all shares sold in the Subscription Offering and Community Offering, excluding shares purchased by directors, officers, employees and any immediate family member thereof and the ESOP for which Sandler O'Neill will not receive a fee. In the event that a selected dealers agreement is entered into in connection with a Syndicated Community Offering, the Bank will pay a fee (to be negotiated at such time under such agreement) to such selected dealers, any sponsoring dealers fees, and a management fee to Sandler O'Neill of 1.15% for shares sold by a National Association of Securities Dealers, Inc. ("NASD") member firm pursuant to a selected dealers agreement; provided, however, that any fees payable to Sandler O'Neill for Conversion Stock sold by them pursuant to such a selected dealers agreement shall not exceed 1.15% of the Purchase Price and provided, further, however, that the aggregate fees payable to Sandler O'Neill and the selected dealers will not exceed 7.0% of the aggregate purchase price of the Conversion Stock sold by selected dealers. Fees to Sandler O'Neill and to any other broker-dealer may be deemed to be underwriting fees, and Sandler O'Neill and such broker-dealers may be deemed to be underwriters. The Primary Parties have agreed to indemnify Sandler O'Neill for reasonable costs and expenses in connection with claims or liabilities under applicable federal or state law, or otherwise, related to or arising out of the Conversion except to the extent that such claim or liability arose out of or was based upon any untrue statement of material fact, omission of a material fact related to or made in reliance upon and in conformity with written information furnished to the Primary Parties by Sandler O'Neill or such claim or liability was primarily attributable to the gross negligence, willful misconduct or bad faith of Sandler O'Neill. Such claims and liabilities could include claims under the federal and state securities laws. Sandler O'Neill has received advances towards its fees totaling $25,000. Total marketing fees to Sandler O'Neill are expected to be $1.1 million and $1.5 million at the minimum and the maximum of the Estimated Price Range, respectively. See "Pro Forma Data" for the assumptions used to arrive at these estimates. In addition to the foregoing, the Bank has engaged Ryan, Beck & Co., which it has retained in the past to provide financial and strategic advice on general corporate matters, to provide financial advisory services in connection with the Conversion and Reorganization and other strategic matters for a fee of $150,000.

  Sandler O'Neill also will perform proxy solicitation services, conversion agent services and records management services for the Primary Parties in the Conversion and is expected to receive a fee for these services of approximately $10,000. Sandler O'Neill has received advances toward its fees for these services totaling $5,000.

  Directors and executive officers of the Primary Parties may participate in the solicitation of offers to purchase Common Stock. Questions of prospective purchasers will be directed to executive officers or registered representatives. Other employees of the Bank may participate in the Offering in administrative capacities or providing clerical work in effecting a sales transaction. Such other employees have been instructed not to solicit offers to purchase Common Stock or provide advice regarding the purchase of Common Stock. The Company will rely on Rule 3a4-1 under the Exchange Act, and sales of Common Stock will be conducted within the requirements of Rule 3a4-1, so as to permit officers, directors and employees to participate in the sale of Common Stock. No officer, director or employee of Primary Parties will be compensated in connection with his participation by the payment of commissions or other remuneration based either directly or indirectly on the transactions in the Conversion Stock.

PROCEDURE FOR PURCHASING SHARES IN SUBSCRIPTION AND COMMUNITY OFFERINGS

  To ensure that each purchaser receives a prospectus at least 48 hours before the Expiration Date in accordance with Rule 15c2-8 of the Exchange Act, no prospectus will be mailed any later than five days prior to such date or hand delivered any later than two days prior to such date. Execution of the stock order form and certification form will confirm receipt or delivery in accordance with Rule 15c2-8. Stock order and certification forms will only be distributed with a prospectus.

  To purchase shares in the Subscription and Community Offerings, an executed stock order form and certification form with the required payment for each share subscribed for, or with appropriate authorization for withdrawal from the Bank's deposit account (which may be given by completing the appropriate blanks in the stock order form), must be received by the Bank at any of its offices by 12:00 noon, Eastern time, on the Expiration Date. Stock order forms which are not received by such time or are executed defectively or are received without full payment (or appropriate withdrawal instructions) are not required to be accepted. In addition, the Primary Parties are not obligated to accept orders submitted on photocopied or facsimilied stock order forms and will not accept stock order forms unaccompanied by an executed certification form. Notwithstanding the foregoing, the Company shall have the right, in its sole discretion, to permit institutional investors to submit irrevocable orders together with a legally binding commitment for payment and to thereafter pay for the shares of Conversion Stock for which they subscribe in the Community Offering at any time prior to 48 hours before the completion of the Conversion. The Primary Parties have the right to waive or permit the correction of incomplete or improperly executed forms, but do not represent that they will do so. Once received, an executed stock order form may not be modified, amended or rescinded without the consent of the Primary Parties unless the Conversion has not been completed within 45 days after the end of the Subscription and Community Offerings, unless such period has been extended.

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

  In order to ensure that Eligible Account Holders, Supplemental Eligible Account Holders and Other Members are properly identified as to their stock purchase priorities, depositors as of the Eligibility Record Date (December 31, 1995) and/or the Supplemental Eligibility Record Date (December 31, 1997) and/or the Members Voting Record Date (February 4, 1998) must list all accounts on the stock order form giving all names in each account and the account number.

  Payment for subscriptions may be made (i) in cash if delivered in person at any branch office of the Bank, (ii) by check, bank draft or money order, or
(iii) by authorization of withdrawal from deposit accounts maintained with the Bank. No wire transfers will be accepted. Interest will be paid on payments made by cash, check, bank draft or money order at the Bank's passbook rate of interest from the date payment is received until the completion or termination of the Conversion and Reorganization. If payment is made by authorization of withdrawal from deposit accounts, the funds authorized to be withdrawn from a deposit account will continue to accrue interest at the contractual rates until completion or termination of the Conversion and Reorganization, but a hold will be placed on such funds, thereby making them unavailable to the depositor until completion or termination of the Conversion and Reorganization.

  If a subscriber authorizes the Bank to withdraw the amount of the purchase price from his deposit account, the Bank will do so as of the effective date of the Conversion and Reorganization. The Bank will waive any applicable penalties for early withdrawal from certificate accounts. If the remaining balance in a certificate account is reduced below the applicable minimum balance requirement at the time that the funds actually are transferred under the authorization, the certificate will be canceled at the time of the withdrawal, without penalty, and the remaining balance will earn interest at the Bank's passbook rate.

  If the ESOP subscribes for shares during the Subscription Offering, the ESOP will not be required to pay for the shares subscribed for at the time it subscribes, but rather, may pay for such shares of Conversion Stock subscribed for at the Purchase Price upon consummation of the Subscription and Community Offering, if all shares are sold, or upon consummation of the Syndicated Community Offering if shares remain to be sold in such offering; provided, that there is in force from the time of its subscription until such time, a loan commitment from an unrelated financial institution or the Company to lend to the ESOP the aggregate Purchase Price of the shares for which it subscribed.

  Owners of self-directed Individual Retirement Accounts ("IRAs") may use the assets of such IRAs to purchase shares of Conversion Stock in the Subscription and Community Offerings, provided that such IRAs are not maintained at the Bank. Persons with self-directed IRAs maintained at the Bank must have their accounts transferred to an unaffiliated institution or broker to purchase shares of Common Stock in the Subscription and Community Offerings. In addition, the provisions of ERISA and IRS regulations require that officers, directors and 10% shareholders who use self-directed IRA funds to purchase shares of Conversion Stock in the Subscription and Community Offerings, make such purchases for the exclusive benefit of the IRAs.

  Certificates representing shares of Conversion Stock purchased will be mailed to purchasers at the address specified in properly completed stock order forms, as soon as practicable following consummation of the sale of all shares of Conversion Stock. Any certificates returned as undeliverable will be disposed of in accordance with applicable law.

RESTRICTIONS ON TRANSFER OF SUBSCRIPTION RIGHTS AND SHARES

  Prior to the completion of the Conversion and Reorganization, the OTS conversion regulations prohibit any person with subscription rights, including the Eligible Account Holders, the ESOP, the Supplemental Eligible Account Holders and Other Members of the Bank, from transferring or entering into any agreement or understanding to transfer the legal or beneficial ownership of the subscription rights issued under the Plan or the shares of Conversion Stock to be issued upon their exercise. Such rights may be exercised only by the person to whom they are granted and only for his account. Each person exercising such subscription rights will be required to certify that he is purchasing shares solely for his own account and that he has no agreement or understanding

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

regarding the sale or transfer of such shares. The regulations also prohibit any person from offering or making an announcement of an offer or intent to make an offer to purchase such subscription rights or shares of Conversion Stock prior to the completion of the Conversion and Reorganization.

  THE PRIMARY PARTIES WILL PURSUE ANY AND ALL LEGAL AND EQUITABLE REMEDIES (INCLUDING FORFEITURE) IN THE EVENT THEY BECOME AWARE OF THE TRANSFER OF SUBSCRIPTION RIGHTS AND WILL NOT HONOR ORDERS KNOWN BY THEM TO INVOLVE THE TRANSFER OF SUCH RIGHTS.

SYNDICATED COMMUNITY OFFERING

  As a final step in the Conversion and Reorganization, the Plan provides that, if feasible, all shares of Conversion Stock not purchased in the Subscription and Community Offerings, if any, will be offered for sale to the general public in a Syndicated Community Offering through a syndicate of registered broker-dealers to be formed and managed by Sandler O'Neill acting as agent of the Company to assist the Company and the Bank in the sale of the Conversion Stock. The Company and the Bank have the right to reject orders in whole or in part in their sole discretion in the Syndicated Community Offering. Neither Sandler O'Neill nor any registered broker-dealer shall have any obligation to take or purchase any shares of the Conversion Stock in the Syndicated Community Offering, however, Sandler O'Neill has agreed to use its best efforts in the sale of shares in the Syndicated Community Offering.

  The price at which Conversion Stock is sold in the Syndicated Community Offering will be determined as described above under "--Stock Pricing and Exchange Ratio." Subject to overall purchase limitations, no person, together with any associate or group of persons acting in concert, will be permitted to subscribe in the Syndicated Community Offering for more than $750,000 of the Conversion Stock offered; provided, however, that shares of Conversion Stock purchased in the Community Offering by any persons, together with associates of or persons acting in concert with such persons, will be aggregated with purchases in the Syndicated Community Offering and be subject to the overall maximum purchase limitation.

  Payments made in the form of a check, bank draft, money order or in cash will earn interest at the Bank's passbook rate of interest from the date such payment is actually received by the Bank until completion or termination of the Conversion.

  In addition to the foregoing, if a syndicate of broker-dealers ("selected dealers") is formed to assist in the Syndicated Community Offering, a purchaser may pay for his shares with funds held by or deposited with a selected dealer. If an order form is executed and forwarded to the selected dealer or if the selected dealer is authorized to execute the order form on behalf of a purchaser, the selected dealer is required to forward the order form and funds to the Bank for deposit in a segregated account on or before noon of the business day following receipt of the order form or execution of the order form by the selected dealer. Alternatively, selected dealers may solicit indications of interest from their customers to place orders for shares. Such selected dealers shall subsequently contact their customers who indicated an interest and seek their confirmation as to their intent to purchase. Those indicating an intent to purchase shall execute order forms and forward them to their selected dealer or authorize the selected dealer to execute such forms. The selected dealer will acknowledge receipt of the order to its customer in writing on the following business day and will debit such customer's account on the third business day after the customer has confirmed his intent to purchase (the "debit date") and on or before noon of the next business day following the debit date will send order forms and funds to the Bank for deposit in a segregated account. Although purchasers' funds are not required to be in their accounts with selected dealers until the debit date in the event that such alternative procedure is employed once a confirmation of an intent to purchase has been received by the selected dealer, the purchaser has no right to rescind his order.

  Certificates representing shares of Conversion Stock purchased, together with any refund due, will be mailed to purchasers at the address specified in the order form, as soon as practicable following consummation of the

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

sale of the Conversion Stock. Any certificates returned as undeliverable will be disposed of in accordance with applicable law.

  The Syndicated Community Offering will terminate no more than 45 days following the Subscription Expiration Date, unless extended by the Company with the approval of the OTS. Such extensions may not be beyond April 2, 2000. See "--Stock Pricing and Exchange Ratio" above for a discussion of rights of subscribers, if any, in the event an extension is granted.

LIMITATIONS ON CONVERSION STOCK PURCHASES

  The Plan includes the limitations set forth below on the number of shares of Conversion Stock which may be purchased during the Conversion. The purchase limits set forth in paragraphs (2), (4), (5), (6) and (7) are subject to the overall maximum purchase limitations in (8) below which includes Exchange Shares received by purchasers.

    (1) No person may subscribe for less than 25 shares;

    (2) Each Eligible Account Holder may subscribe for and purchase in the Subscription Offering up to the greater of the amount permitted to be purchased in the Community Offering, currently $750,000 of Conversion Stock offered, one-tenth of one percent (.10%) of the total offering of shares of Conversion Stock or fifteen times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of Conversion Stock to be issued by a fraction of which the numerator is the amount of the Qualifying Deposit of the Eligible Account Holder and the denominator is the total amount of Qualifying Deposits of all Eligible Account Holders in each case on the Eligibility Record Date subject to the overall maximum purchase limitation in (8) below and exclusive of an increase in the total number of shares issued due to an increase in the Estimated Price Range of up to 15%;

    (3) The ESOP may purchase in the aggregate up to 10% of the shares of Conversion Stock issued in the Conversion and Reorganization, including shares issued in the event of an increase in the Estimated Price Range of 15%, and intends to purchase 8% of the shares of Conversion Stock issued in the Conversion and Reorganization, including any increase in the number of shares to be issued after the date hereof as a result of an increase of up to 15% in the maximum of the Estimated Price Range;

    (4) Each Supplemental Eligible Account Holder may subscribe for and purchase in the Subscription Offering up to the greater of the amount permitted to be purchased in the Community Offering, currently $750,000 of Conversion Stock offered, one-tenth of one percent (.10%) of the total offering of shares of Conversion Stock or fifteen times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of Conversion Stock to be issued by a fraction of which the numerator is the amount of the Qualifying Deposit of the Supplemental Eligible Account Holder and the denominator is the total amount of Qualifying Deposits of all Supplemental Eligible Account Holders in such case on the Supplemental Eligibility Record Date subject to the overall maximum purchase limitation in (8) below and exclusive of an increase in the total number of shares issued due to an increase in the Estimated Price Range of up to 15%;

    (5) Each Other Member may subscribe for and purchase in the Subscription Offering up to the greater of the amount permitted to be purchased in the Community Offering, currently $750,000 of Conversion Stock offered, or one-tenth of one percent (.10%) of the total offering of shares of Conversion Stock subject to the overall maximum purchase limitation in (8) below and exclusive of an increase in the total number of shares issued due to an increase in the Estimated Price Range of up to 15%;

    (6) Persons purchasing shares of Conversion Stock in the Community Offering, together with associates of and groups of persons acting in concert with such persons, may purchase in the Community Offering up to $750,000 of Conversion Stock offered in the Conversion and Reorganization subject to the overall maximum purchase limitation in (8) below and exclusive of an increase in the total number of shares issued due to an increase in the Estimated Price Range of up to 15%;

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

    (7) Persons purchasing shares of Conversion Stock in the Syndicated Community Offering, together with associates of and persons acting in concert with such persons, may purchase in the Syndicated Offering up to $750,000 of shares of Conversion Stock offered in the Conversion and Reorganization subject to the overall maximum purchase limitation in (8) below and exclusive of an increase in the total number of shares issued due to an increase in the Estimated Price Range of up to 15% and, provided further that shares of Conversion Stock purchased in the Community Offering by any persons, together with associates of and persons acting in concert with such persons, will be aggregated with purchases in the Syndicated Community Offering in applying the $750,000 purchase limitation;

    (8) Eligible Account Holders, Supplemental Eligible Account Holders and Other Members may purchase stock in the Community Offering and Syndicated Community Offering subject to the purchase limitations described in (6) and
  (7) above, provided that, except for the ESOP, the overall maximum number of shares of Conversion Stock subscribed for or purchased in all categories of the Conversion and Reorganization by any person, together with associates of and groups of persons acting in concert with such persons, when combined with any Exchange Shares received by such persons, shall not exceed 2.1% of the shares of Conversion Stock offered in the Conversion and Reorganization and exclusive of an increase in the total number of shares issued due to an increase in the Estimated Price Range of up to 15%; and

    (9) No more than 25.0% of the total number of shares of Conversion Stock offered for sale in the Conversion and Reorganization may be purchased by directors and officers of the Bank and the Mutual Holding Company and their associates in the aggregate, when combined with any Exchange Shares received and excluding purchases by the ESOP.

  Except as may otherwise be required by the OTS, the Public Stockholders will not have to sell any Company Common Stock or be limited in receiving Exchange Shares even if their ownership of Bank Common Stock when converted into Exchange Stock would exceed the above purchase limitations. However, any Public Stockholder receiving Exchange Shares in excess of the purchase limitations will be precluded from purchasing new shares of Company Common Stock in the Offerings. Subject to any required regulatory approval and the requirements of applicable laws and regulations, but without further approval of the members of the Mutual Holding Company or the Public Stockholders of the Bank, both the individual amount permitted to be subscribed for and the overall maximum purchase limitation may be increased to up to a maximum of 5% at the sole discretion of the Primary Parties. If such amount is increased, subscribers for the maximum amount will be, and certain other large subscribers in the sole discretion of the Bank may be, given the opportunity to increase their subscriptions up to the then applicable limit. In addition, the Boards of Directors of the Primary Parties may, in their sole discretion, increase the maximum purchase limitation referred to above up to 9.99%, provided that orders for shares exceeding 5% of the shares being offered in the Subscription and Community Offerings shall not exceed, in the aggregate, 10% of the shares being offered in the Subscription and Community Offerings. Requests to purchase additional shares of Conversion Stock under this provision will be determined by the Boards of Directors and, if approved, allocated on a pro rata basis giving priority in accordance with the priority rights set forth herein. In any event, any Exchange Shares received by an individual will be aggregated with shares subscribed for by such person for purposes of applying the maximum purchase limitation.

  The overall maximum purchase limitation may not be reduced to less than 1% but the individual amount permitted to be subscribed for may be further reduced by the Primary Parties, subject to paragraphs (2), (4), and (5) above without the further approval of members or Public Stockholders or resolicitation of subscribers, but subject to any other approvals as may be required by the OTS. An individual Eligible Account Holder, Supplemental Eligible Account Holder or Other Member may not purchase individually in the Subscription Offering the overall maximum purchase limit of 2.1% of the shares of Conversion Stock offered, but may make such purchase, together with associates of and persons acting in concert with such person, by also purchasing in other available categories of the Conversion and Reorganization, subject to availability of shares, the overall maximum purchase limit for purchases in the Conversion and Reorganization and the amount of Exchange Shares received by such individual.

  In the event of an increase in the total number of shares offered in the Conversion and Reorganization due to an increase in the Estimated Price Range of up to 15% (the "Adjusted Maximum"), the additional shares will be allocated in the following order or priority in accordance with the Plan:
(i) to fill the ESOP's subscription of 8% of the Adjusted Maximum number of shares; (ii) in the event that there is an oversubscription by Eligible Account Holders, to fill unsatisfied subscriptions of Eligible Account Holders, exclusive of the Adjusted Maximum; (iii) in the event that there is an oversubscription by Supplemental Eligible Account Holders, to fill unsatisfied subscriptions of Supplemental Eligible Account Holders, exclusive of the Adjusted Maximum; (iv) in the event that there is an oversubscription by Other Members, to fill unsatisfied subscriptions of Other Members exclusive of the Adjusted Maximum; and (v) to fill unsatisfied subscriptions in the Community Offering to the extent possible, exclusive of the Adjusted Maximum and with a preference to Public Stockholders.

  The term "associate" of a person is defined to mean: (i) any corporation (other than the Primary Parties or a majority-owned subsidiary of the Bank) of which such person is an officer, partner or 10% stockholder; (ii) any trust or other estate in which such person has a substantial beneficial interest or serves as a trustee or in a similar fiduciary capacity; provided, however, such term shall not include any employee stock benefit plan of the Bank in which such person has a substantial beneficial interest or serves as a trustee or in a similar fiduciary capacity; and (iii) any relative or spouse of such person, or any relative of such spouse, who either has the same home as such person or who is a director or officer of the Bank. Directors are not treated as associates of each other solely because of their Board membership. For a further discussion of limitations on purchases of a converting institution's stock at the time of Conversion and subsequent to Conversion, see "Beneficial Ownership of Capital Stock--Subscriptions by Executive Officers and Directors," "--Certain Restrictions on Purchase or Transfer of Shares After Conversion and Reorganization" and "Restrictions on Acquisition of the Company and the Bank."

LIQUIDATION RIGHTS

  In the unlikely event of a complete liquidation of the Mutual Holding Company in its present mutual form, each depositor would receive his pro rata share of any assets of the Mutual Holding Company remaining after payment of claims of all creditors (including the claims of all depositors to the withdrawal value of their accounts). Each depositor's pro rata share of such remaining assets would be in the same proportion as the value of his deposit account was to the total value of all deposit accounts in the Bank at the time of liquidation. After the Conversion and Reorganization, each depositor, in the event of a complete liquidation, would have a claim as a creditor of the same general priority as the claims of all other general creditors of the Bank. However, except as described below, his claim would be solely in the amount of the balance in his deposit account plus accrued interest. He would not have an interest in the value or assets of the Bank or the Company above that amount.

  The Plan provides for the establishment, upon the completion of the Conversion and Reorganization, of a special "liquidation account" for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders in an amount equal to the greater of (1) the Bank's retained earnings at December 31, 1991, the date of the latest statement of financial condition contained in the final offering circular utilized in the 1992 MHC Reorganization or (2) 51.6% of the Bank's shareholders' equity as of the date of its latest balance sheet contained in the final Prospectus used in connection with the Conversion and Reorganization. Each Eligible Account Holder and Supplemental Eligible Account Holder, if he were to continue to maintain his deposit account at the Bank, would be entitled, on a complete liquidation of the Bank after the Conversion and Reorganization, to an interest in the liquidation account prior to any payment to the stockholders of the Bank. Each Eligible Account Holder and Supplemental Eligible Account Holder would have an initial interest in such liquidation account for each deposit account, including regular savings accounts, transaction accounts such as NOW accounts, money market deposit accounts, and certificates of deposit, with a balance of $50 or more held in the Bank on December 31, 1995 and September 30, 1997, respectively. Each Eligible Account Holder and Supplemental Eligible Account Holder will have a pro rata interest in the total liquidation account based on the proportion that the balance of his Qualifying Deposits on the Eligibility Record Date or Supplemental Eligibility Record Date, respectively, bore to the total amount of all Qualifying Deposits of all Eligible Account Holders and Supplemental Eligible Account Holders in the Bank. For Qualifying Deposits in existence at both dates separate subaccounts shall be determined on the basis of the Qualifying Deposits in such deposit accounts on such respective record dates.

  If, however, on any annual closing date subsequent to the Eligibility Record Date or Supplemental Eligibility Record Date, the amount of the Qualifying Deposit of an Eligible Account Holder or Supplemental Eligible Account Holder is less than the amount of the Qualifying Deposit of such Eligible Account Holder or Supplemental Eligible Account Holder as of the Eligibility Record Date or Supplemental Eligibility Record Date, respectively, or less than the amount of the Qualifying Deposits as of the previous annual closing date, then the interest in the liquidation account relating to such Qualifying Deposit would be reduced from time to time by the proportion of any such reduction, and such interest will cease to exist if such Qualifying Deposit accounts are closed. In addition, no interest in the liquidation account would ever be increased despite any subsequent increase in the related Qualifying Deposit. Any assets remaining after the above liquidation rights of Eligible Account Holders and Supplemental Eligible Account Holders are satisfied would be distributed to the Company as the sole stockholder of the Bank.

TAX ASPECTS

  Consummation of the Conversion and Reorganization is expressly conditioned upon the receipt by the Primary Parties of either a favorable ruling from the IRS or an opinion with respect to federal and New Jersey income taxation to the effect that the Conversion and Reorganization will not be a taxable transaction to the Mutual Holding Company, the Company, the Bank, Eligible Account Holders, or Supplemental Eligible Account Holders except as noted below.

  No private ruling will be received from the IRS with respect to the proposed Conversion and Reorganization. Instead, the Bank has received an opinion of Patton Boggs, L.L.P., to the effect that for federal income tax purposes, among other matters: (1) the conversion of the Mutual Holding Company from mutual form to a federal interim stock savings institution and its simultaneous merger with and into the Bank, with the Bank being the surviving institution, will qualify as a reorganization within the meaning of Section 368(a)(1)(A) of the Code, (2) no gain or loss will be recognized by the Bank upon the receipt of the assets of the Mutual Holding Company in such merger,
(3) the merger of First Interim with and into the Bank, with the Bank being the surviving institution, will qualify as a reorganization within the meaning of Section 368(a)(1)(A) of the Code, (4) no gain or loss will be recognized by First Interim upon the transfer of its assets to the Bank, (5) no gain or loss will be recognized by the Bank upon the receipt of the assets of First Interim, (6) no gain or loss will be recognized by the Company upon the receipt of Bank Common Stock solely in exchange for Common Stock, (7) no gain or loss will be recognized by the Public Stockholders upon the receipt of Common Stock solely in exchange for their Public Bank Shares, (8) the basis of the Common Stock to be received by the Public Stockholders will be the same as the basis of the Public Bank Shares surrendered in exchange therefore, before giving effect to any payment of cash in lieu of fractional shares, (9) the holding period of the Common Stock to be received by the Public Stockholders will include the holding period of the Public Bank Shares, provided that the Public Bank Shares were held as a capital asset on the date of the exchange,
(10) no gain or loss will be recognized by the Company upon the sale of shares of Conversion Stock in the Offering, (11) the Eligible Account Holders, Supplemental Eligible Account Holders and Other Members may recognize gain, if any, upon the issuance to them of withdrawable savings accounts in the Bank following the Conversion and Reorganization, interests in the liquidation account and nontransferable subscription rights to purchase Conversion Stock, but only to the extent of the value, if any, of the interest in the Liquidation Account and the subscription rights, and (12) the tax basis to the holders of Conversion Stock purchased in the Offerings will be the amount paid therefore, and the holding period for the shares of Conversion Stock will begin on the date of consummation of the Offerings if purchased through the exercise of subscription rights and on the day after the date of purchase if purchased in the Community Offering or Syndicated Community Offering. KPMG Peat Marwick LLP has opined that the Conversion and Reorganization will not be a taxable transaction to the Company, the Bank, Eligible Account Holders or Supplemental Eligible Account Holders for New Jersey income and/or franchise tax purposes. Certain portions of both the federal and the state and local tax opinions are based upon the assumption that the subscription rights issued in connection with the Conversion and Reorganization will have no value.

  Unlike private rulings, an opinion of counsel is not binding on the IRS and the IRS could disagree with conclusions reached therein. In the event of such disagreement, there can be no assurance that the IRS would not prevail in a judicial or administrative proceeding.

  In the opinion of FinPro, the subscription rights do not have any value, based on the fact that such rights are acquired by the recipients without cost, are nontransferable and of short duration, and afford the recipients the right only to purchase the Conversion Stock at a price equal to its estimated fair market value, which will be the same price as the Purchase Price for the unsubscribed shares of Conversion Stock. Such valuation is not binding on the IRS. If the subscription rights granted to Eligible Account Holders or Supplemental Eligible Account Holders are deemed to have an ascertainable value, receipt of such rights could be taxable to those Eligible Account Holders or Supplemental Eligible Account Holders who receive and/or exercise the subscription rights in an amount equal to such value and the Bank could recognize gain on such distribution. Eligible Account Holders and Supplemental Eligible Account Holders are encouraged to consult with their own tax advisor as to the tax consequences in the event that such subscription rights are deemed to have an ascertainable value.

CERTAIN RESTRICTIONS ON PURCHASE OR TRANSFER OF SHARES AFTER CONVERSION

  All shares of Conversion Stock purchased in connection with the Conversion and Reorganization by a director or an executive officer of the Primary Parties will be subject to a restriction that the shares not be sold for a period of one year following the Conversion and Reorganization, except in the event of the death of such director or executive officer. Each certificate for restricted shares will bear a legend giving notice of this restriction on transfer, and instructions will be issued to the effect that any transfer within such time period of any certificate or record ownership of such shares other than as provided above is a violation of the restriction. Any shares of Common Stock issued at a later date as a stock dividend, stock split, or otherwise, with respect to such restricted stock will be subject to the same restrictions. The directors and executive officers of the Company and the Bank will also be subject to the insider trading rules promulgated pursuant to the Exchange Act and any other applicable requirements of the federal securities laws.

  Purchases of outstanding shares of Conversion Stock of the Company by directors, executive officers (or any person who was an executive officer or director of the Primary Parties after adoption of the Plan of Conversion) and their associates during the three-year period following Conversion and Reorganization may be made only through a broker or dealer registered with the SEC, except with the prior written approval of the OTS. This restriction does not apply, however, to negotiated transactions involving more than 1.0% of the Company's outstanding Common Stock or to the purchase of stock pursuant to any Stock-Based Incentive Plan to be established after the Conversion and Reorganization.

  Unless approved by the OTS, the Company, pursuant to OTS regulations, will be prohibited from repurchasing any shares of the Common Stock for three years except: (i) for an offer to all stockholders on a pro rata basis; or (ii) for the repurchase of qualifying shares of a director. Notwithstanding the foregoing, beginning one year following completion of the Conversion and Reorganization the Company may repurchase its Common Stock so long as: (i) the repurchases within the following two years are part of an open-market program not involving greater than 5% of its outstanding capital stock during a twelve-month period; (ii) the repurchases do not cause the Company to become undercapitalized; and (iii) the Company provides to the Regional Director of the OTS no later than ten days prior to the commencement of a repurchase program written notice containing a full description of the program to be undertaken and such program is not disapproved by the Regional Director. In addition, under current OTS policies, repurchases may be allowed in the first year following Conversion and in amounts greater than 5% in the second and third years following the Conversion, provided there are valid and compelling business reasons for such repurchases and the OTS does not object to such repurchases.

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                      COMPARISON OF STOCKHOLDERS' RIGHTS

GENERAL

  As a result of the Conversion and Reorganization, holders of the Bank Common Stock will become stockholders of the Company. There are certain differences in stockholder rights arising from distinctions between the Bank's certificate of incorporation and bylaws and the Company's Certificate of Incorporation and Bylaws and from distinctions between laws with respect to New Jersey chartered savings associations and Delaware law.

  The discussion herein is not intended to be a complete statement of the differences affecting the rights of stockholders, but rather summarizes all material differences and certain important similarities. The discussion herein is qualified in its entirety by reference to the Certificate of Incorporation and Bylaws of the Company and Delaware General Corporation law.

  Authorized Capital Stock. The Company's authorized capital stock consists of 85,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock, both with a par value $0.01 per share, whereas the Bank's authorized capital stock consists of 10,000,000 shares of Bank Common Stock and 1,000,000 shares of serial preferred stock, both with a par value $0.01 per share (the "Bank Preferred Stock"). The increased authorized capitalization will provide the Company's Board of Directors with additional flexibility to effect, among other transactions, acquisitions, financings, stock dividends, stock splits and stock benefit plans. However, these additional authorized shares may also be used by the Board of Directors consistent with its fiduciary duty to deter future attempts to gain control of the Company. The Board of Directors also has sole authority to determine the terms of any one or more series of Preferred Stock, including voting rights, conversion rates, and liquidation preferences. As a result of the ability to fix voting rights for a series of Preferred Stock, the Board has the power, to the extent consistent with its fiduciary duty, to issue a series of Preferred Stock to persons friendly to management in order to attempt to block a post-tender offer merger or other transaction by which a third party seeks control, and thereby assist management to retain its position. The Company's Board of Directors currently has no plans for the issuance of additional shares, other than the issuance of additional shares pursuant to the terms of the Stock-Based Incentive Plan and upon exercise of stock options to be issued pursuant to the terms of the Stock-Based Incentive Plan, all of which are to be established and presented to stockholders at a meeting after the Conversion and Reorganization.

  The Company will be subject to annual franchise taxes under Delaware law based on its authorized capitalization. As a New Jersey chartered institution, the Bank is not subject to franchise taxes, regardless of the amount of its authorized capitalization.

  Issuance of Capital Stock. Pursuant to applicable laws and regulations, the Mutual Holding Company is required to own not less than a majority of the outstanding Bank Common Stock. There will be no such restriction applicable to the Company following consummation of the Conversion and Reorganization.

  Neither the Certificate of Incorporation of the Bank nor the Certificate of Incorporation of the Company contains a restriction on the issuance of shares of capital stock to directors, officers or controlling persons of the Company and the Bank, respectively. Thus, stock-related compensation plans such as stock option plans could be adopted by the Company and the Bank without stockholder approval and shares of Company capital stock and Bank capital stock could be issued directly to directors, officers or controlling persons without stockholder approval. The Bylaws of the NASD, however, generally require corporations with securities which are quoted on the Nasdaq National Market to obtain stockholder approval of most stock compensation plans for directors, officers and key employees of the corporation. Moreover, although generally not required, stockholder approval of stock-related compensation plans may be sought in certain instances in order to qualify such plans for favorable federal income tax and securities law treatment under current laws and regulations.

  Voting Rights. The Bank's Bylaws and Certificate of Incorporation prohibit, and the Company's Bylaws do not provide for, cumulative voting in elections of directors. The prohibition on cumulative voting will help to

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

ensure continuity and stability of the Company's Board of Directors and the policies adopted by it by making it more difficult for the holders of a relatively small amount of the Common Stock to elect their nominees to the Board of Directors and possibly by delaying, deterring or discouraging proxy contests.

  Neither the Certificate of Incorporation of the Bank nor the Certificate of Incorporation and Bylaws of the Company provide for pre-emptive rights to stockholders in connection with the issuance of capital stock.

  For additional information relating to voting rights, see "--General-- Limitation on Acquisitions of Voting Stock and Voting Rights" below.

  Payment of Dividends. The ability of the Bank to pay dividends on its capital stock is restricted by federal regulations and New Jersey law and regulations and by tax considerations related to savings associations such as the Bank. See "Regulation--Federal Regulation of Savings Institutions--Capital Requirements" and "Federal and State Taxation--Federal Taxation." Although the Company is not subject to these restrictions as a Delaware corporation, such restrictions will indirectly affect the Company because dividends from the Bank will be a primary source of funds of the Company for the payment of dividends to stockholders of the Company.

  The Delaware General Corporation Law generally provides that, subject to any restrictions in the corporation's Certificate of Incorporation, dividends may be declared from the corporation's surplus or, if there is no surplus, from its net profits for the fiscal year in which the dividend is declared and the preceding fiscal year. However, if the corporation's capital (generally defined in the Delaware General Corporation Law as the sum of the aggregate par value of all shares of the corporation's capital stock, where all such shares have a par value and the board of directors has not established a higher level of capital) has been diminished to an amount less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets, dividends may not be declared and paid out of such net profits until the deficiency in such capital has been repaired.

  Board of Directors. The Bank's Certificate of Incorporation and the Certificate of Incorporation and Bylaws of the Company, respectively, require the Board of Directors of the Bank and the Company to be divided into three classes as nearly equal in number as possible and that the members of each class shall be elected for a term of three years and until their successors are elected and qualified, with one class being elected annually.

  Under the Bank's Bylaws, any vacancies in the Board of Directors of the Bank may be filled by the affirmative vote of a majority of the remaining directors although less than a quorum of the board of directors. Persons elected by the directors of the Bank to fill vacancies may only serve until the next annual meeting of stockholders. However, under the Company's Certificate of Incorporation, any vacancy occurring in the Board of Directors of the Company, including any vacancy created by reason of an increase in the number of directors, may be filled by the remaining directors, and any director so chosen shall hold office for the remainder of the term to which the director has been elected and until his successor is elected and qualified.

  Under the Bank's Bylaws, any director may be removed for cause by a two-thirds vote of the Board of Directors or by the affirmative vote of at least 80% of the voting power of the then outstanding shares of capital stock of the Bank entitled to vote in an election of directors. Under the Company's Certificate of Incorporation, a director or the entire board of directors may be removed only for cause and only by the affirmative vote of the holders of at least 80% of the outstanding voting shares of the Company.

  Limitations on Liability. The Company's Certificate of Incorporation provides that the personal liability of the directors and officers of the Company for monetary damages shall be eliminated to the fullest extent permitted by the Delaware General Corporation Law as it exists on the effective date of the Certificate of Incorporation or as such law may be thereafter in effect. Section 102(b)(7) of the Delaware General Corporation Law currently provides that directors (but not officers) of corporations that have adopted such a provision will not be so liable, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for the payment of certain unlawful dividends and the making of certain stock purchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit.

  If Delaware law was amended in the future to provide for greater limitations on the personal liability of directors or to permit corporations to limit the personal liability of officers, the provision in the Company's Certificate of Incorporation limiting the personal liability of directors and officers would automatically incorporate such authorities without further action by stockholders. Similarly, if Delaware law was amended in the future to restrict the ability of a corporation to limit the personal liability of directors, the Company's Certificate of Incorporation would automatically incorporate such restrictions without further action by stockholders.

  The Bank's current Certificate of Incorporation contains similar provisions regarding the elimination of director liability consistent with New Jersey law.

  Indemnification of Directors, Officers and Employees. The Bank's Certificate of Incorporation provides that the Bank shall indemnify its directors, officers and employees for any costs incurred in connection with any litigation involving any such person's activities as a director, officer or employee. In addition, indemnification is permitted in the case of a settlement, a final judgment against such person or final judgment other than on the merits, if it is determined by the board of directors and the Commission that such person was acting in good faith within the scope of his or her employment as he or she could reasonably have perceived it under the circumstances and for a purpose he or she could have reasonably believed under the circumstances was in the best interest of the Bank or its stockholders.

  The Company's Certificate of Incorporation provides that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer or employee of the Company or any predecessor of the Company, or is or was serving at the request of the Company or any predecessor of the Company as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise, against expenses, liability and loss reasonably incurred or suffered by such indemnitee in connection therewith to the fullest extent authorized by the Delaware General Corporation Law of the State of Delaware against expenses, liability and loss reasonably incurred or suffered by such indemnitee in connection therewith.

  The Company's Certificate of Incorporation also provides that reasonable expenses (including attorneys' fees) incurred by a director, officer or employee of the Company in defending any civil, criminal, administrative or investigative action, suit or proceeding described above shall be paid by the Company in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Directors upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that the person is not entitled to be indemnified by the Company.

  Special Meetings of Stockholders. The Bank's Bylaws provide that special meetings of the stockholders of the Bank may be called by the Chairman, President, a majority of the Board of Directors or the holders of not less than ten percent of the outstanding capital stock of the Bank entitled to vote at the meeting. The Certificate of Incorporation and Bylaws of the Bank provide, however, that until the fifth anniversary of the 1992 MHC Reorganization, special meetings of stockholders relating to changes in control of the Bank or amendments to its Certificate of Incorporation may only be called upon direction of the Board of Directors of the Bank. The Company's Certificate of Incorporation contains a provision pursuant to which special meetings of stockholders of the Company only may be called by the Board of Directors of the Company.

  Stockholder Nominations and Proposals. The Bank's Bylaws generally provide that stockholders may submit nominations for election as director at an annual meeting of stockholders 60 days prior to the annual meeting and any new business to be taken up at such a meeting at least 60 days before the date of any such meeting.

  The Company's Bylaws require a stockholder who intends to nominate a candidate for election to the Board of Directors, or to raise new business at a stockholder meeting to give at least 90 days advance notice to the

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

Secretary of the Company. The notice provision requires a stockholder who desires to raise new business to provide certain information to the Company concerning the nature of the new business, the stockholder and the stockholder's interest in the business matter. Similarly, a stockholder wishing to nominate any person for election as a director must provide the Company with certain information concerning the nominee and the proposing stockholder.

  Inspectors of Election. The Bank's Bylaws provide that the Board of Directors may appoint one or more persons other than nominees for office as inspectors of election at a meeting of stockholders and that if inspectors of election are not so appointed, the Chairman of the Board or the President may, and on the request of not less than 10% of the votes represented at the meeting shall, make such appointment at the meeting. The Company's Bylaws provide that the Board of Directors of the Company shall appoint one or more persons as inspectors of election, and that the chairman of any meeting of stockholders shall make such an appointment in the event that the inspector(s) appointed by the Board of Directors shall be unable to act or the board shall fail to appoint any inspector. The Bylaws of the Bank and the Company also specify the duties of inspectors of election.

  Stockholder Action Without a Meeting. The Bylaws of the Bank provide that any action to be taken or which may be taken at any annual or special meeting of stockholders must be taken at such annual or special meeting and may not be taken without a meeting. The Certificate of Incorporation and Bylaws of the Company similarly provide that any action required by Delaware law to be taken at any annual or special meetings of stockholders, or any action which may be taken at any annual or special meeting of stockholders, must be taken at such annual or special meeting, and may not be taken without a meeting.

  Limitations on Acquisitions of Voting Stock and Voting Rights. The Bank's Certificate of Incorporation provides that no person, other than the MHC or the Company, shall directly or indirectly offer to acquire or acquire the beneficial ownership of more than 10% of the issued and outstanding shares of any class of an equity security of the Bank, unless such offer to acquire or acquisition is approved by a majority of the Board of Directors. In the event that shares are acquired in violation of this restriction, all shares beneficially owned by any person in excess of 10% shall be considered "Excess Shares" and shall not be counted as shares entitled to vote and shall not be voted by any person or counted as voting shares in connection with any matters submitted to stockholders for a vote.

  The Certificate of Incorporation of the Company provides that in no event shall any record owner of any outstanding Common Stock which is beneficially owned, directly or indirectly, by a person who beneficially owns in excess of 10% of the then outstanding shares of Common Stock (the "Limit") be entitled or permitted to any vote in respect of the shares held in excess of the Limit. Beneficial ownership is determined pursuant to Rule 13d-3 of the General Rules and Regulations promulgated pursuant to the Exchange Act, and includes shares beneficially owned by such person or any of his affiliates (as defined in the Certificate of Incorporation), shares which such person or his affiliates have the right to acquire upon the exercise of conversion rights or options and shares as to which such person and his affiliates have or share investment or voting power, but shall not include shares beneficially owned by the ESOP or directors, officers and employees of the Bank or Company or shares that are subject to a revocable proxy and that are not otherwise beneficially owned, or deemed by the Company to be beneficially owned, by such person and his affiliates. The Certificate of Incorporation of the Company further provides that this provision limiting voting rights may only be amended upon the vote of 80% of the outstanding shares of voting stock (after giving effect to the limitation on voting rights).

  Mergers, Consolidations and Sales of Assets. The Bank's Certificate of Incorporation and Bylaws do not impose any specific vote requirement for stockholder approval of mergers and certain business transactions.

  The Delaware General Corporation Law requires the approval of the Board of Directors and the holders of a majority of the outstanding stock of the Company entitled to vote thereon for mergers or consolidations, and for sale, leases or exchanges of all or substantially all of the Company's assets, unless a higher requirement is specified in the Company's Certificate of Incorporation.

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

  As holder of all of the outstanding Bank Common Stock after consummation of the Conversion and Reorganization, the Company generally will be able to authorize a merger, consolidation or other business combination involving the Bank without the approval of the stockholders of the Company. However, the Company's Certificate of Incorporation requires the approval of the holders of at least 80% of the Company's outstanding shares of voting stock to approve certain "Business Combinations" as defined therein. See "Restrictions on Acquisition of the Company and the Bank--Restrictions in the Company's Certificate of Incorporation and Bylaws."

  Dissenters' Rights of Appraisal. Under New Jersey corporate law, which is applicable to the Bank generally, a stockholder of a New Jersey corporation which engages in a merger, consolidation or sale of all or substantially all of its assets shall have the right to demand from such corporation payment of the fair or appraised value of his stock in the New Jersey corporation, subject to specified procedural requirements. This law also provides, however, that the stockholders of a New Jersey chartered corporation with stock which is listed on a national securities exchange or which has more than 1,000 shareholders are not entitled to dissenters' rights in connection with a merger involving such corporation if the stockholder is required to accept only "qualified consideration" for his stock, which is defined to include cash, shares of stock of any corporation which at the effective date of the merger will be listed on a national securities exchange or quoted on the Nasdaq National Market System or any combination of such shares of stock and cash.

  After the Conversion and Reorganization, the rights of appraisal of dissenting stockholders of the Company will be governed by the Delaware General Corporation Law. Pursuant thereto, a stockholder of a Delaware corporation generally has the right to dissent from any merger or consolidation involving the corporation or sale of all or substantially all of the corporation's assets, subject to specified procedural requirements. However, no such appraisal rights are available for the shares of any class or series of a corporation's capital stock if (i) as of the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, such shares were either listed on a national securities exchange or held of record by more than 2,000 stockholders, or (ii) the corporation is the surviving corporation of a merger and the merger did not require the approval of the corporation's stockholders, unless in either case, the holders of such stock are required by an agreement of merger or consolidation to accept for that stock something other than: (a) shares of stock of the corporation surviving or resulting from the merger or consolidation; (b) shares of stock of any other corporation that, at the effective date of the merger, will be listed on a national securities exchange or held of record by more than 2,000 stockholders; (c) cash in lieu of fractional shares of a corporation described in clause (a) or (b) above; or (d) any combination of the shares of stock and cash in lieu of fractional shares described in clauses (a) through (c) above.

  Amendment of Governing Instruments. No amendment of the Bank's Certificate of Incorporation may be made unless it is first proposed by the Board of Directors of the Bank, thereafter approved by the holders of a majority of the total votes eligible to be cast at a legal meeting and submitted to the Commissioner for action as specified by law or regulation. The Company's Certificate of Incorporation similarly provides that no amendment of the Company's Certificate of Incorporation may be made unless it is first approved by the Board of Directors of the Company and thereafter is approved by the holders of a majority of the shares of the Company entitled to vote generally in an election of directors, voting together in a single class; provided, however, that the affirmative vote of at least 80% of the outstanding voting stock entitled to vote is needed for certain amendments.

  The Bylaws of the Bank may be amended by a majority of the full Board of Directors of the Bank or by a majority vote of the votes cast by the stockholders of the Bank at any legal meeting. The Bylaws of the Company may be amended by a majority vote of the Board of Directors of the Company or by the affirmative vote of the holders of 80% of the votes cast by stockholders of the Company at a meeting of stockholders.

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

            RESTRICTIONS ON ACQUISITION OF THE COMPANY AND THE BANK

GENERAL

  The Plan of Conversion provides for the conversion of the Mutual Holding Company from the mutual to the stock form of organization. See "The Conversion and Reorganization--General." Certain provisions in the Company's Certificate of Incorporation and Bylaws and in its management remuneration entered into in connection with the Conversion and Reorganization, together with provisions of Delaware corporate law, may have anti-takeover effects. In addition, regulatory restrictions may make it difficult for persons or companies to acquire control of either the Company or the Bank.

RESTRICTIONS IN THE COMPANY'S CERTIFICATE OF INCORPORATION AND BYLAWS

  A number of provisions of the Company's Certificate of Incorporation and Bylaws deal with matters of corporate governance and certain rights of stockholders. The following discussion is a general summary of certain provisions of the Company's Certificate of Incorporation and Bylaws and certain other statutory and regulatory provisions relating to stock ownership and transfers, the Board of Directors and business combinations, which might be deemed to have a potential "anti-takeover" effect. These provisions may have the effect of discouraging a future takeover attempt which is not approved by the Board of Directors but which individual Company stockholders may deem to be in their best interests or in which stockholders may receive a substantial premium for their shares over then current market prices. As a result, stockholders who might desire to participate in such a transaction may not have an opportunity to do so. Such provisions will also render the removal of the current Board of Directors or management of the Company more difficult. The following description of certain of the provisions of the Certificate of Incorporation and Bylaws of the Company is necessarily general and reference should be made in each case to such Certificate of Incorporation and Bylaws, which are incorporated herein by reference. See "Additional Information" as to how to obtain a copy of these documents.

  Limitation on Voting Rights. The Certificate of Incorporation of the Company provides that in no event shall any record owner of any outstanding Common Stock which is beneficially owned, directly or indirectly, by a person who beneficially owns in excess of 10% of the then outstanding shares of Common Stock (the "Limit") be entitled or permitted to any vote in respect of the shares held in excess of the Limit. Beneficial ownership is determined pursuant to Rule 13d-3 of the General Rules and Regulations promulgated pursuant to the Exchange Act, and includes shares beneficially owned by such person or any of his affiliates (as defined in the Certificate of Incorporation), shares which such person or his affiliates have the right to acquire upon the exercise of conversion rights or options and shares as to which such person and his affiliates have or share investment or voting power, but shall not include shares beneficially owned by the ESOP or directors, officers and employees of the Bank or Company or shares that are subject to a revocable proxy and that are not otherwise beneficially owned, or deemed by the Company to be beneficially owned, by such person and his affiliates. The Certificate of Incorporation of the Company further provides that this provision limiting voting rights may only be amended upon the vote of 80% of the outstanding shares of voting stock (after giving effect to the limitation on voting rights).

  Board of Directors. The Board of Directors of the Company is divided into three classes, each of which shall contain approximately one-third of the whole number of members of the Board. Each class shall serve a staggered term, with approximately one-third of the total number of directors being elected each year. The Company's Certificate of Incorporation and Bylaws provide that the size of the Board shall be determined by a majority of the directors. The Certificate of Incorporation and the Bylaws provide that any vacancy occurring in the Board, including a vacancy created by an increase in the number of directors or resulting from death, resignation, retirement, disqualification, removal from office or other cause, shall be filled for the remainder of the unexpired term exclusively by a majority vote of the directors then in office. The classified Board is intended to provide for continuity of the Board of Directors and to make it more difficult and time consuming for a stockholder group to fully use its voting power to gain control of the Board of Directors without the consent of the incumbent Board of Directors of the Company. The Certificate of Incorporation of the Company provides that a director may be removed from the Board of Directors prior to the expiration of his term only for cause, upon the vote of 80% of the outstanding shares of voting stock.

  In the absence of these provisions, the vote of the holders of a majority of the shares could remove the entire Board, with or without cause, and replace it with persons of such holders' choice.

  Cumulative Voting, Special Meetings and Action by Written Consent. The Certificate of Incorporation does not provide for cumulative voting for any purpose. Moreover, special meetings of stockholders of the Company may be called only by the Board of Directors of the Company. The Certificate of Incorporation also provides that any action required or permitted to be taken by the stockholders of the Company may be taken only at an annual or special meeting and prohibits stockholder action by written consent in lieu of a meeting.

  Authorized Shares. The Certificate of Incorporation authorizes the issuance of 85,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock. The shares of Common Stock and Preferred Stock were authorized in an amount greater than that to be issued in the Conversion and Reorganization to provide the Company's Board of Directors with as much flexibility as possible to effect, among other transactions, financings, acquisitions, stock dividends, stock splits and employee stock options. However, these additional authorized shares may also be used by the Board of Directors consistent with its fiduciary duty to deter future attempts to gain control of the Company. The Board of Directors also has sole authority to determine the terms of any one or more series of Preferred Stock, including voting rights, conversion rates, and liquidation preferences. As a result of the ability to fix voting rights for a series of Preferred Stock, the Board has the power, to the extent consistent with its fiduciary duty, to issue a series of Preferred Stock to persons friendly to management in order to attempt to block a post-tender offer merger or other transaction by which a third party seeks control, and thereby assist management to retain its position. The Company's Board of Directors currently has no plans for the issuance of additional shares, other than the issuance of additional shares pursuant to the terms of the restricted stock awards and upon exercise of stock options to be issued pursuant to the terms of the Stock-Based Incentive Plan all of which are to be established and presented to stockholders no earlier than six months after the Conversion and Reorganization.

  Stockholder Vote Required to Approve Business Combinations with Principal Stockholders. The Certificate of Incorporation requires the approval of the holders of at least 80% of the Company's outstanding shares of voting stock to approve certain "Business Combinations," as defined therein, and related transactions. Under Delaware law, absent this provision, Business Combinations, including mergers, consolidations and sales of all or substantially all of the assets of a corporation must, subject to certain exceptions, be approved by the vote of the holders of only a majority of the outstanding shares of Common Stock of the Company and any other affected class of stock. Under the Certificate of Incorporation, at least 80% approval of stockholders is required in connection with any transaction involving an Interested Stockholder (as defined below) except (i) in cases where the proposed transaction has been approved in advance by a majority of those members of the Company's Board of Directors who are unaffiliated with the Interested Stockholder and were directors prior to the time when the Interested Stockholder became an Interested Stockholder or (ii) if the proposed transaction meets certain conditions set forth therein which are designed to afford the stockholders a fair price in consideration for their shares in which case, if a stockholder vote is required, approval of only a majority of the outstanding shares of voting stock would be sufficient. The term "Interested Stockholder" is defined to include any individual, corporation, partnership or other entity (other than the Company or its subsidiary) which owns beneficially or controls, directly or indirectly, 10% or more of the outstanding shares of voting stock of the Company. This provision of the Certificate of Incorporation applies to any "Business Combination," which is defined to include (i) any merger or consolidation of the Company or any of its subsidiaries with or into any Interested Stockholder or Affiliate (as defined in the Certificate of Incorporation) of an Interested Stockholder; (ii) any sale, lease, exchange, mortgage, pledge, transfer, or other disposition to or with any Interested Stockholder or Affiliate of 25% or more of the assets of the Company or combined assets of the Company and its subsidiary; (iii) the issuance or transfer to any Interested Stockholder or its Affiliate by the Company (or any subsidiary) of any securities of the Company in exchange for any assets, cash or securities the value of which equals or exceeds 25% of the fair market value of the Common Stock of the Company; (iv) the adoption of any plan for the liquidation or dissolution of the Company proposed by or on behalf of any Interested Stockholder or Affiliate thereof; and (v) any reclassification of securities, recapitalization, merger or consolidation of the Company which has the effect of increasing the proportionate share of Common Stock or any class of equity or convertible securities of the Company owned directly or indirectly by an Interested Stockholder or Affiliate thereof. The directors and executive officers of the Bank are purchasing in the aggregate approximately 0.6% of the shares of the Common Stock at the maximum of the Estimated Price Range. In addition, the ESOP intends to purchase 8% of the aggregate of the Conversion Stock sold in the Conversion. Additionally, if at a meeting of stockholders following the Conversion and Reorganization stockholder approval of the proposed Stock-Based Incentive Plan is received, the Company expects to acquire 4% of the aggregate of the Conversion Stock issued in the Conversion and Reorganization and expects to issue an amount equal to 10% of the aggregate of the Conversion Stock issued in the Conversion and Reorganization to directors and executive officers. As a result, assuming the Stock-Based Incentive Plan is approved by stockholders, directors, executive officers and employees have the potential to control the voting of approximately 25% of the Company's Common Stock, thereby enabling them to prevent the approval of the transactions requiring the approval of at least 80% of the Company's outstanding shares of voting stock described hereinabove.

  Evaluation of Offers. The Certificate of Incorporation of the Company further provides that the Board of Directors of the Company, when evaluating any offer of another "Person" (as defined therein) to (i) make a tender or exchange offer for any equity security of the Company, (ii) merge or consolidate the Company with another corporation or entity, or (iii) purchase or otherwise acquire all or substantially all of the properties and assets of the Company, may, in connection with the exercise of its judgment in determining what is in the best interest of the Company, the Bank and the stockholders of the Company, give due consideration to all relevant factors, including, without limitation, the social and economic effects of acceptance of such offer on the Company's customers and the Bank's present and future account holders, borrowers and employees; on the communities in which the Company and the Bank operate or are located; and on the ability of the Company to fulfill its corporate objectives as a savings and loan holding company and on the ability of the Bank to fulfill the objectives of a federally-chartered stock savings association under applicable statutes and regulations. By having these standards in the Certificate of Incorporation of the Company, the Board of Directors may be in a stronger position to oppose such a transaction if the Board concludes that the transaction would not be in the best interest of the Company, even if the price offered is significantly greater than the then market price of any equity security of the Company.

  Amendment of Certificate of Incorporation and Bylaws. Amendments to the Company's Certificate of Incorporation must be approved by a majority vote of its Board of Directors and also by a majority of the outstanding shares of its voting stock; provided, however, that an affirmative vote of at least 80% of the outstanding voting stock entitled to vote (after giving effect to the provision limiting voting rights) is required to amend or repeal certain provisions of the Certificate of Incorporation, including the provision limiting voting rights, the provisions relating to approval of certain business combinations, calling special meetings, the number and classification of directors, director and officer indemnification by the Company and amendment of the Company's Bylaws and Certificate of Incorporation. The Company's Bylaws may be amended by its Board of Directors, or by a vote of 80% of the total votes eligible to be voted at a duly constituted meeting of stockholders.

  Certain Bylaw Provisions. The Bylaws of the Company also require a stockholder who intends to nominate a candidate for election to the Board of Directors, or to raise new business at a stockholder meeting to give at least 90 days advance notice to the Secretary of the Company. The notice provision requires a stockholder who desires to raise new business to provide certain information to the Company concerning the nature of the new business, the stockholder and the stockholder's interest in the business matter. Similarly, a stockholder wishing to nominate any person for election as a director must provide the Company with certain information concerning the nominee and the proposing stockholder.

ANTI-TAKEOVER EFFECTS OF THE COMPANY'S CERTIFICATE OF INCORPORATION AND BYLAWS AND MANAGEMENT REMUNERATION ADOPTED IN CONVERSION

  The provisions described above are intended to reduce the Company's vulnerability to takeover attempts and certain other transactions which have not been negotiated with and approved by members of its Board of

Directors. The provisions of the employment agreements, CIC Agreements, Severance Plan, and the Stock-Based Incentive Plan to be established may also discourage takeover attempts by increasing the costs to be incurred by the Bank and the Company in the event of a takeover. See "Management of the Bank-- Employment Agreements" and "--New Benefits Resulting from the Conversion and Reorganization--Stock Option Plans."

  The Company's Board of Directors believes that the provisions of the Certificate of Incorporation, Bylaws and management remuneration plans to be established are in the best interest of the Company and its stockholders. An unsolicited non-negotiated proposal can seriously disrupt the business and management of a corporation and cause it great expense. Accordingly, the Board of Directors believes it is in the best interests of the Company and its stockholders to encourage potential acquirors to negotiate directly with management and that these provisions will encourage such negotiations and discourage non-negotiated takeover attempts. It is also the Board of Directors' view that these provisions should not discourage persons from proposing a merger or other transaction at a price that reflects the true value of the Company and that otherwise is in the best interest of all stockholders.

DELAWARE CORPORATE LAW

  The state of Delaware has a statute designed to provide Delaware corporations with additional protection against hostile takeovers. The takeover statute, which is codified in Section 203 of the Delaware General Corporate Law ("Section 203"), is intended to discourage certain takeover practices by impeding the ability of a hostile acquiror to engage in certain transactions with the target company.

  In general, Section 203 provides that a "Person" (as defined therein) who owns 15% or more of the outstanding voting stock of a Delaware corporation (an "Interested Stockholder") may not consummate a merger or other business combination transaction with such corporation at any time during the three-year period following the date such "Person" became an Interested Stockholder. The term "business combination" is defined broadly to cover a wide range of corporate transactions including mergers, sales of assets, issuances of stock, transactions with subsidiaries and the receipt of disproportionate financial benefits.

  The statute exempts the following transactions from the requirements of
Section 203: (i) any business combination if, prior to the date a person became an Interested Stockholder, the Board of Directors approved either the business combination or the transaction which resulted in the stockholder becoming an Interested Stockholder; (ii) any business combination involving a person who acquired at least 85% of the outstanding voting stock in the transaction in which he became an Interested Stockholder, with the number of shares outstanding calculated without regard to those shares owned by the corporation's directors who are also officers and by certain employee stock plans; (iii) any business combination with an Interested Stockholder that is approved by the Board of Directors and by a two-thirds vote of the outstanding voting stock not owned by the Interested Stockholder; and (iv) certain business combinations that are proposed after the corporation had received other acquisition proposals and which are approved or not opposed by a majority of certain continuing members of the Board of Directors. A corporation may exempt itself from the requirements of the statute by adopting an amendment to its Certificate of Incorporation or Bylaws electing not to be governed by Section 203. At the present time, the Board of Directors does not intend to propose any such amendment.

RESTRICTIONS IN THE BANK'S CERTIFICATE OF INCORPORATION AND BYLAWS

  Although the Board of Directors of the Bank is not aware of any effort that might be made to obtain control of the Bank after the Conversion and Reorganization, the Board of Directors believes that it is appropriate to retain certain provisions permitted by New Jersey law and to adopt certain new provisions to protect the interests of the Bank and its stockholders from any hostile takeover. Such provisions may, indirectly, inhibit a change in control of the Company, as the Bank's sole stockholder. See "Risk Factors--Certain Anti--Takeover Provisions Which May Discourage Takeover Attempts."

  The Bank's Certificate of Incorporation will continue to contain a provision whereby the acquisition of or offer to acquire beneficial ownership of more than 10% of the issued and outstanding shares of any class of equity securities of the Bank by any person (i.e., any individual, corporation, group acting in concert, trust, partnership, joint stock company or similar organization), either directly or through an affiliate thereof, will be prohibited for a period of five years following the date of completion of the Conversion and Reorganization. Any stock in excess of 10% acquired in violation of the Certificate of Incorporation provision will not be counted as outstanding for voting purposes. This limitation shall not apply to any transaction in which the Bank forms a holding company without a change in the respective beneficial ownership interests of its stockholders other than pursuant to the exercise of any dissenter or appraisal rights. In the event that holders of revocable proxies for more than 10% of the shares of the Common Stock of the Company seek, among other things, to elect one-third or more of the Company's Board of Directors, to cause the Company's stockholders to approve the acquisition or corporate reorganization of the Company or to exert a continuing influence on a material aspect of the business operations of the Company, which actions could indirectly result in a change in control of the Bank, the Board of Directors of the Bank will be able to assert this provision of the Bank's Certificate of Incorporation against such holders. Although the Board of Directors of the Bank is not currently able to determine when and if it would assert this provision of the Bank's Certificate of Incorporation, the Board of Directors, in exercising its fiduciary duty, may assert this provision if it were deemed to be in the best interests of the Bank, the Company and its stockholders. It is unclear, however, whether this provision, if asserted, would be successful against such persons in a proxy contest which could result in a change in control of the Bank indirectly through a change in control of the Company. Finally, stockholders will not be permitted to call a special meeting of stockholders relating to a change of control of the Bank or a charter amendment or to cumulate their votes in the election of directors. Furthermore, the staggered terms of the Board of Directors could have an anti-takeover effect by making it more difficult for a majority of shares to force an immediate change in the Board of Directors since only one-third of the Board is elected each year. The purpose of these provisions is to assure stability and continuity of management of the Bank in the years immediately following the Conversion and Reorganization.

  Although the Bank has no arrangements, understandings or plans at the present time, except as described in "Description of Capital Stock of the Company--Preferred Stock," for the issuance or use of the shares of Bank Preferred Stock proposed to be authorized, the Board of Directors believes that the availability of such shares will provide the Bank with increased flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs which may arise. In the event of a proposed merger, tender offer or other attempt to gain control of the Bank of which management does not approve, it might be possible for the Board of Directors to authorize the issuance of one or more series of Bank Preferred Stock with rights and preferences which could impede the completion of such a transaction. An effect of the possible issuance of such Bank Preferred Stock, therefore, may be to deter a future takeover attempt. The Board of Directors does not intend to issue any Bank Preferred Stock except on terms which the Board deems to be in the best interest of the Bank and its then existing stockholders.

REGULATORY RESTRICTIONS

  The Plan of Conversion prohibits any person, prior to the completion of the Conversion and Reorganization, from transferring, or from entering into any agreement or understanding to transfer, to the account of another, legal or beneficial ownership of the subscription rights issued under the Plan or the Conversion Stock to be issued upon their exercise. The Plan also prohibits any person, prior to the completion of the Conversion and Reorganization, from offering, or making an announcement of an offer or intent to make an offer, to purchase such subscription rights or Conversion Stock.

  For three years following the Conversion and Reorganization, OTS regulations prohibit any person from acquiring or making an offer to acquire more than 10% of the stock of any converted savings institution, except for: (i) offers that, if consummated, would not result in the acquisition by such person during the preceding 12-month period of more than 1% of such stock; (ii) offers for up to 25% in the aggregate by the ESOP or other tax qualified plans of the Bank or the Company; or (iii) offers which are not opposed by the Board of Directors of the Bank and which receive the prior approval of the OTS. Such prohibition is also applicable to the acquisition of the stock of the Company. Such acquisition may be disapproved by the OTS if it is found, among other things, that the proposed acquisition (a) would frustrate the purposes of the provisions of the regulations regarding conversions; (b) would be manipulative or deceptive; (c) would subvert the fairness of the conversion; (d) would be likely to result in injury to the savings institution; (e) would not be consistent with economical home financing; (f) would otherwise violate law or regulation; or (g) would not contribute to the prudent deployment of the savings institution's conversion proceeds. In the event that any person, directly or indirectly, violates this regulation, the securities beneficially owned by such person in excess of 10% shall not be counted as shares entitled to vote and shall not be voted by any person or counted as voting shares in connection with any matters submitted to a vote of stockholders. The definition of beneficial ownership for this regulation extends to persons holding revocable or irrevocable proxies for the Company's stock under circumstances that give rise to a conclusive or rebuttable determination of control under the OTS regulations.

  In addition, any proposal to acquire 10% of any class of equity security of the Company generally would be subject to approval by the OTS under the Change in Bank Control Act. The OTS requires all persons seeking control of a savings institution and, therefore, indirectly its holding company, to obtain regulatory approval prior to offering to obtain control. Federal law generally provides that no "person," acting directly or indirectly or through or in concert with one or more other persons, may acquire directly or indirectly "control," as that term is defined in OTS regulations, of a federally-insured savings institution without giving at least 60 days' written notice to the OTS and providing the OTS an opportunity to disapprove the proposed acquisition. Such acquisitions of control may be disapproved if it is determined, among other things, that (i) the acquisition would substantially lessen competition;
(ii) the financial condition of the acquiring person might jeopardize the financial stability of the savings institution or prejudice the interests of its depositors; or (iii) the competency, experience or integrity of the acquiring person or the proposed management personnel indicates that it would not be in the interest of the depositors or the public to permit the acquisition of control by such person. Such change in control restrictions on the acquisition of holding company stock are not limited to three years after conversion but will apply for as long as the regulations are in effect. Persons holding revocable or irrevocable proxies may be deemed to be beneficial owners of such securities under OTS regulations and therefore prohibited from voting all or the portion of such proxies in excess of the 10% aggregate beneficial ownership limit. Such regulatory restrictions may prevent or inhibit proxy contests for control of the Company or the Bank which have not received prior regulatory approval.

                  DESCRIPTION OF CAPITAL STOCK OF THE COMPANY

GENERAL

  The Company is authorized to issue 85,000,000 shares of Common Stock having a par value of $.01 per share and 10,000,000 shares of preferred stock having a par value of $.01 per share (the "Preferred Stock"). The Company currently expects to issue up to 27,600,000 shares of Common Stock (or 31,740,000 in the event of an increase of 15% in the Estimated Price Range) and no shares of Preferred Stock in the Conversion. Except as discussed above in "Restriction on Acquisition of the Company and the Bank." Each share of the Company's Common Stock will have the same relative rights as, and will be identical in all respects with, each other share of Common Stock. Upon payment of the Purchase Price for the common stock, in accordance with the Plan, all such stock will be duly authorized, fully paid and non-assessable.

  THE COMMON STOCK OF THE COMPANY WILL REPRESENT NON-WITHDRAWABLE CAPITAL, WILL NOT BE AN ACCOUNT OF AN INSURABLE TYPE, AND WILL NOT BE INSURED BY THE FDIC.

COMMON STOCK

  Dividends. The Company can pay dividends out of statutory surplus or from certain net profits if, as and when declared by its Board of Directors. The payment of dividends by the Company is subject to limitations which are imposed by law and applicable regulation. See "Dividend Policy" and "Regulation." The holders of Common Stock of the Company will be entitled to receive and share equally in such dividends as may be declared by the Board of Directors of the Company out of funds legally available therefor. If the Company issues Preferred Stock, the holders thereof may have a priority over the holders of the Common Stock with respect to dividends.

  Voting Rights. Upon Conversion and Reorganization, the holders of Common Stock of the Company will possess exclusive voting rights in the Company. They will elect the Company's Board of Directors and act on such other matters as are required to be presented to them under Delaware law or the Company's Certificate of Incorporation or as are otherwise presented to them by the Board of Directors. Except as discussed in "Restrictions on Acquisition of the Company and the Bank," each holder of Common Stock will be entitled to one vote per share and will not have any right to cumulate votes in the election of directors. If the Company issues Preferred Stock, holders of the Preferred Stock may also possess voting rights. Certain matters require an 80% stockholder vote. See "Restrictions on Acquisition of the Company and the Bank."

  Subsequent to the Conversion and Reorganization, voting rights will be vested exclusively in the owners of the shares of capital stock of the Bank, which will be the Company, and voted at the direction of the Company's Board of Directors. Consequently, the holders of the Common Stock will not have direct control of the Bank.

  Liquidation. In the event of any liquidation, dissolution or winding up of the Bank, the Company, as holder of the Bank's capital stock, would be entitled to receive, after payment or provision for payment of all debts and liabilities of the Bank (including all deposit accounts and accrued interest thereon) and after distribution of the balance in the special liquidation account to Eligible Account Holders and Supplemental Eligible Account Holders (see "The Conversion and Reorganization--Liquidation Rights"), all assets of the Bank available for distribution. In the event of liquidation, dissolution or winding up of the Company, the holders of its Common Stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of the Company available for distribution. If Preferred Stock is issued, the holders thereof may have a priority over the holders of the Common Stock in the event of liquidation or dissolution.

  Preemptive Rights. Holders of the Common Stock of the Company will not be entitled to preemptive rights with respect to any shares which may be issued. The Common Stock is not subject to redemption.

PREFERRED STOCK

  None of the shares of the Company's authorized Preferred Stock will be issued in the Conversion and Reorganization. Such stock may be issued with such preferences and designations as the Board of Directors may from time to time determine. The Board of Directors can, without stockholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights which could dilute the voting strength of the holders of the Common Stock and may assist management in impeding an unfriendly takeover or attempted change in control.

                   DESCRIPTION OF CAPITAL STOCK OF THE BANK

GENERAL

  The Certificate of Incorporation of the Bank authorizes the issuance of capital stock consisting of 10,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $.01 per share, which preferred stock may be issued in series and classes having such rights, preferences, privileges and restrictions as the Board of Directors may determine. Each share of Common Stock of the Bank has the same relative rights as, and is identical in all respects with, each other share of common stock. The Board of Directors is authorized to approve the issuance of Bank Common Stock up to the amount authorized by the Certificate of Incorporation without the approval of the Bank's stockholders. Following the Conversion and Reorganization, all of the issued and outstanding common stock of the Bank will be held by the Company as the Bank's sole stockholder. THE CAPITAL STOCK OF THE BANK REPRESENTS NON-WITHDRAWABLE CAPITAL, IS NOT AN ACCOUNT OF AN INSURABLE TYPE, AND IS NOT INSURED BY THE FDIC.

COMMON STOCK

  Dividends. The holders of the Bank's common stock are entitled to receive and to share equally in such dividends as may be declared by the Board of Directors of the Bank out of funds legally available therefor.

See "Dividend Policy" for certain restrictions on the payment of dividends and "Federal and State Taxation--Federal Taxation" for a discussion of the consequences of the payment of cash dividends from income appropriated to bad debt reserves.

  Voting Rights. The holders of the Bank's common stock possess exclusive voting rights in the Bank. Each holder of shares of common stock is entitled to one vote for each share held, provided that cumulation of votes is not permitted. See "Restrictions on Acquisition of the Company and the Bank--Anti-Takeover Effects of the Company's Certificate of Incorporation and Bylaws and Management Remuneration Adopted in Conversion."

  Liquidation. In the event of any liquidation, dissolution, or winding up of the Bank, the holders of common stock is entitled to receive, after payment of all debts and liabilities of the Bank (including all deposit accounts and accrued interest thereon), and distribution of the balance in the special liquidation account to Eligible Account Holders and Supplemental Eligible Account Holders, all assets of the Bank available for distribution in cash or in kind. If additional preferred stock is issued subsequent to the Conversion and Reorganization, the holders thereof may also have priority over the holders of common stock in the event of liquidation or dissolution.

  Preemptive Rights; Redemption. Holders of the common stock of the Bank are not entitled to preemptive rights with respect to any shares of the Bank which may be issued. The common stock is not subject to redemption.

                         TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Stock is Registrar and Transfer Company, Cranford, New Jersey.

                                    EXPERTS

  The consolidated financial statements of the Bank and its subsidiaries as of December 31, 1996 and for each of the years in the three year period ended December 31, 1996 have been included herein, in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

  FinPro has consented to the publication herein of the summary of its report to the Bank and Company setting forth its opinion as to the estimated pro forma market value of the Common Stock upon Conversion and its valuation with respect to subscription rights.

                            LEGAL AND TAX OPINIONS

  The legality of the Common Stock will be passed upon for the Bank and the Company by Patton Boggs, L.L.P., Washington, D.C., special counsel to the Bank and the Company. Patton Boggs, L.L.P. will rely as to certain matters of Delaware law on the opinion of Morris, Nichols, Arsht & Tunnell. The federal income tax consequences of the Conversion and Reorganization will be passed upon for the Bank and the Company by Patton Boggs, L.L.P. and the New Jersey tax consequences of the Conversion and Reorganization will be passed upon for the Bank and the Company by KPMG Peat Marwick LLP. Certain legal matters will be passed upon for Sandler O'Neill by Breyer & Aguggia, Washington, D.C.

                            ADDITIONAL INFORMATION

  The Company has filed with the SEC a registration statement under the Securities Act with respect to the Common Stock offered hereby. As permitted by the rules and regulations of the SEC, this Prospectus does not contain all the information set forth in the registration statement. Such information, including the Conversion Valuation Appraisal Report which is an exhibit to the Registration Statement, can be examined without charge at the public reference facilities of the SEC located at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of such material can be obtained from the SEC at prescribed rates. In addition, the SEC maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, including the Company. This Prospectus contains a description of the material terms and features of all material contracts, reports or exhibits to the Registration Statement required to be described, however, the statements contained in this Prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are, of necessity, brief descriptions thereof and are not necessarily complete; each such statement is qualified by reference to such contract or document.

  The Mutual Holding Company has filed an application for conversion with the OTS with respect to the Conversion and Reorganization. Pursuant to the rules and regulations of the OTS, this Prospectus omits certain information contained in that application. The application may be examined at the principal office of the OTS, 1700 G Street, N.W., Washington, D.C. 20552 and at the Office of the Regional Director of the OTS located at 10 Exchange Place, 18th Floor, Jersey City, New Jersey 07302.

  In connection with the Conversion and Reorganization, the Company will register its Common Stock with the SEC under Section 12(b) of the Exchange Act and, upon such registration, the Company and the holders of its stock will become subject to the proxy solicitation rules, reporting requirements and restrictions on stock purchases and sales by directors, officers and greater than 10% stockholders, the annual and periodic reporting and certain other requirements of the Exchange Act. Under the Plan, the Company has undertaken that it will not terminate such registration for a period of at least three years following the Conversion and Reorganization.

  A copy of the Certificate of Incorporation and the Bylaws of the Company and the Stock Certificate of Incorporation and Bylaws of the Bank are available without charge from the Bank.

                   FIRST SAVINGS BANK, SLA AND SUBSIDIARIES

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                        PAGE
                                                                     -----------
Independent Auditors' Report.......................................      F-2
Consolidated Statements of Financial Condition as of September 30,
 1997 (unaudited) and December 31, 1996 and 1995...................      F-3
Consolidated Statements of Income for the Nine Months Ended Septem-
 ber 30, 1997 and 1996 (unaudited) and for the Years Ended December
 31, 1996, 1995 and 1994...........................................      43
Consolidated Statements of Stockholders' Equity for the Nine Months
 Ended September 30, 1997 (unaudited) and for the Years Ended De-
 cember 31, 1996, 1995 and 1994....................................      F-4
Consolidated Statements of Cash Flows for the Nine Months Ended
 September 30, 1997 and 1996 (unaudited) and for the Years Ended
 December 31, 1996, 1995 and 1994..................................      F-5
Notes to Consolidated Financial Statements.........................  F-7 to F-33

  All schedules are omitted because they are not required or applicable, or the required information is shown in the financial statements or notes thereto.

  The financial statements of First Source Bancorp, Inc. have been omitted because First Source Bancorp, Inc. has not yet issued any stock, has no assets and no liabilities, and has not conducted any business other than of an organizational nature.

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors
First Savings Bank, SLA:

  We have audited the consolidated financial statements of First Savings Bank, SLA, and Subsidiaries as listed in the accompanying index. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Savings Bank, SLA, and Subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996 in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Short Hills, New Jersey
January 27, 1997, except as
 to note 19, which is as of
 December 31, 1997

                    FIRST SAVINGS BANK SLA, AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                               DECEMBER 31,
                                               SEPTEMBER 30, ------------------
                                                   1997        1996      1995
                                               ------------- --------  --------
                                                (UNAUDITED)
                   ASSETS
Cash and due from banks......................   $    5,873   $  7,192  $  8,674
Federal funds sold...........................       17,925      1,850    17,875
                                                ----------   --------  --------
Total cash and cash equivalents..............       23,798      9,042    26,549
Federal Home Loan Bank of New York (FHLB-NY)
 stock, at cost, (note 10)...................        8,045      7,428     6,276
Investment securities, at amortized cost
 (estimated fair value of $41,108, $38,980
 and $39,617 at 9/30/97, 12/31/96 and
 12/31/95, respectively) (notes 4 and 10)....       40,959     38,955    39,003
Investment securities available for sale
 (notes 4 and 10)............................       18,024     14,831     2,058
Mortgage-backed securities (estimated fair
 value of $231,667, $255,052 and $291,689 at
 9/30/97, 12/31/96 and 12/31/95,
 respectively) (notes 5 and 10)..............      228,158    252,383   288,143
Mortgage-backed securities available for sale
 (notes 5 and 10)............................      122,371    120,797    89,339
Loans receivable, net (notes 6 and 10).......      567,197    509,627   457,756
Loans available for sale (notes 6 and 10)....          --         287       424
Interest and dividends receivable, net (note
 7)..........................................        7,719      7,415     6,793
Premises and equipment, net (note 8).........       13,283     10,356     9,347
Excess of cost over fair value of net assets
 acquired....................................        9,018     10,950    12,299
Other assets (note 12).......................        5,941      5,044     7,025
                                                ----------   --------  --------
    Total assets.............................   $1,044,513   $987,115  $945,012
                                                ==========   ========  ========
    LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits (note 9)............................   $  809,449   $794,595  $806,338
Borrowed funds (note 10).....................      123,894     87,994    38,750
Employee Stock Ownership Plan (ESOP) debt
 (note 11)...................................          571        646       746
Advances by borrowers for taxes and
 insurance...................................        5,382      4,600     3,813
Other liabilities (note 12 and 13)...........        6,004      6,417     5,652
                                                ----------   --------  --------
    Total liabilities........................      945,300    894,252   855,299
                                                ----------   --------  --------
Commitments and contingencies (note 14)......
Stockholders' Equity
  Preferred Stock, 1,000,000 shares
   authorized; issued and outstanding--none..
  Common Stock, $0.01 par value, 10,000,000
   shares authorized; 8,006,707, 7,903,719
   and 7,872,604 shares issued and
   outstanding at 9/30/97, 12/31/96 and
   12/31/95, respectively (note 13)..........           73         72        65
  Paid-in capital (note 13)..................       27,856     27,427    22,007
  Retained earnings (note 12)................       71,870     66,299    68,222
  Net unrealized gain (loss) on securities
   available for sale, net of tax (notes 4
   and 5)....................................          193         (3)      165
  Less: Common Stock acquired by the ESOP
   (note 13).................................         (571)      (646)     (746)
    Common Stock acquired by the Recognition
     and Retention Plan (RRP) (note 13)......         (208)      (286)      --
                                                ----------   --------  --------
    Total stockholders' equity (notes 2 and
     3)......................................       99,213     92,863    89,713
                                                ----------   --------  --------
    Total liabilities and stockholders'
     equity..................................   $1,044,513   $987,115  $945,012
                                                ==========   ========  ========

See accompanying notes to consolidated financial statements.

                    FIRST SAVINGS BANK SLA, AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                    NET UNREALIZED
                                                     GAIN/(LOSS)
                                                    ON SECURITIES   COMMON   COMMON
                                                      AVAILABLE     STOCK    STOCK       TOTAL
                          COMMON PAID-IN  RETAINED    FOR SALE,    ACQUIRED ACQUIRED STOCKHOLDERS'
                          STOCK  CAPITAL  EARNINGS    NET OF TAX   BY ESOP   BY RRP     EQUITY
                          ------ -------  --------  -------------- -------- -------- -------------
Balance at December 31,
 1993...................   $29   $11,606  $56,539      $ 1,105      $(400)   $ (70)     $68,809
Net income for the year
 ended December 31,
 1994...................                    8,275                                         8,275
Issuance of 10% stock
 dividend...............     3     3,100   (3,103)                                          --
Cash dividends ($0.27
 per share).............                     (787)                                         (787)
Net change in unrealized
 gain/(loss)............                                (2,502)                          (2,502)
2-for-1 stock split.....    33       (33)                                                   --
Amortization of RRP.....                                                        70           70
Principal payments on
 ESOP loan..............                                              100                   100
Exercise of stock
 options................              99                                                     99
                           ---   -------  -------      -------      -----    -----      -------
Balance at December 31,
 1994...................    65    14,772   60,924       (1,397)      (300)     --        74,064
Net income for the year
 ended December 31,
 1995...................                    8,302                                         8,302
Net proceeds from stock
 offering (600,000
 shares)................           7,205                                                  7,205
Stock acquired by ESOP
 (42,000 shares)........                                             (546)                 (546)
Cash dividends ($0.30
 per share).............                   (1,004)                                       (1,004)
Net change in unrealized
 gain/(loss)............                                 1,562                            1,562
Principal payments on
 ESOP loan..............                                              100                   100
Exercise of stock
 options................              30                                                     30
                           ---   -------  -------      -------      -----    -----      -------
Balance at December 31,
 1995...................    65    22,007   68,222          165       (746)     --        89,713
Net income for the year
 ended December 31,
 1996...................                    4,710                                         4,710
Issuance of 10% stock
 dividend...............     7     5,388   (5,395)                                          --
Cash in lieu of
 fractional shares......                       (3)                                           (3)
Stock acquired by RRP
 (21,780 shares)........                                                      (310)        (310)
Cash dividends ($0.33
 per share).............                   (1,238)                                       (1,238)
Net change in unrealized
 gain/(loss)............                                  (168)                            (168)
Amortization of RRP.....                                                        24           24
Principal payments on
 ESOP loan..............                                              100                   100
Exercise of stock
 options................              35                                                     32
                           ---   -------  -------      -------      -----    -----      -------
Balance at December 31,
 1996...................    72    27,427   66,299           (3)      (646)    (286)      92,863
Net income for the nine
 months ended September
 30, 1997...............                    6,760                                         6,760
Cash dividends ($0.31
 per share).............                   (1,189)                                       (1,189)
Net change in unrealized
 gain/(loss)............                                   196                              196
Amortization of RRP.....                                                        78           78
Principal payments on
 ESOP loan..............                                               75                    75
Exercise of stock
 options................     1       429                                                    430
                           ---   -------  -------      -------      -----    -----      -------
Balance at September 30,
 1997...................   $73   $27,856  $71,870      $   193      $(571)   $(208)     $99,213
                           ===   =======  =======      =======      =====    =====      =======

See accompanying notes to consolidated financial statements.

                    FIRST SAVINGS BANK SLA, AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                         NINE MONTHS ENDED
                           SEPTEMBER 30,         YEAR ENDED DECEMBER 31,
                         -------------------  -------------------------------
                           1997       1996      1996       1995       1994
                         ---------  --------  ---------  ---------  ---------
                            (UNAUDITED)
Cash flows from
 operating activities:
 Net income............  $   6,760  $  2,364  $   4,710  $   8,302  $   8,275
 Adjustments to
  reconcile net income
  to net cash provided
  by
  operating activities:
 Depreciation of
  premises and
  equipment............        754       630        842      1,018      1,241
 Amortization of excess
  of cost over fair
  value of assets
  acquired.............      1,932     1,138      1,349      1,066        223
 Amortization of ESOP..         75        75        100        100        100
 Amortization of RRP...         78       --          24        --          70
 Net accretion and
  amortization of
  deferred loan fees...         44       (95)      (284)      (335)      (256)
 Provision for loan
  losses...............        900       375        550        310        300
 Provision for losses
  on real estate
  owned................         61       105        105        222        149
 Net (gain) loss on
  sales of investment
  securities available
  for sale.............       (149)       19       (114)       104        (21)
 Net loss on market
  adjustment to
  investment securities
  held for trading.....         29       --         --         --         --
 Net (gain) loss on
  sales of mortgage
  loans available for
  sale.................        (12)       41         40        (15)        77
 Net gain on sales of
  mortgage-backed
  securities available
  for sale.............       (461)     (199)      (162)      (840)       (96)
 Net gain on sales of
  real estate owned....        (92)     (161)      (183)       (52)       (59)
 Investment securities
  purchased for
  trading..............     (1,989)      --         --         --         --
 Proceeds from sales of
  investment securities
  held for trading.....      1,971       --         --         --         --
 Net amortization of
  premiums and
  discounts............        112       410        716     (1,275)       795
 Increase in interest
  and dividends
  receivable...........       (304)     (370)      (622)    (1,552)      (629)
 (Decrease) increase in
  other liabilities....       (413)    3,846        765      1,011        247
 (Decrease) increase in
  other assets.........     (1,127)     (589)         5       (461)       110
                         ---------  --------  ---------  ---------  ---------
  Net cash provided by
   operating
   activities..........      8,169     7,589      7,841      7,603     10,526
                         ---------  --------  ---------  ---------  ---------
Cash flows from
 investing activities:
 Proceeds from sales of
  investment securities
  available for sale...      8,149    10,877     20,978     25,823     47,821
 Proceeds from sales of
  mortgage loans
  available for sale...      3,048     6,157      6,892      6,358      5,310
 Proceeds from sales of
  mortgage-backed
  securities available
  for sale.............    116,891    73,210     96,309     82,632     36,001
 Proceeds from sale of
  real estate owned....      1,035     3,495      4,351      3,299      2,681
 Purchases of
  investment securities
  available for sale...    (11,000)  (28,807)   (31,808)    (1,016)   (23,716)
 Loans originated for
  sale.................     (2,750)   (5,923)    (6,798)    (6,619)    (4,701)
 Purchases of mortgage-
  backed securities
  available for sale...   (129,974)  (87,005)  (136,935)   (86,767)   (38,580)
 Purchases of
  investment
  securities...........    (15,998)  (15,950)   (20,937)   (47,002)   (14,000)
 Maturities of
  investment
  securities...........     14,000    13,000     19,000     19,000     11,000
 Origination of loans..   (105,179)  (97,339)  (124,134)   (95,674)   (79,338)
 Purchases of loans....     (4,665)   (4,631)   (10,118)    (5,181)       --
 Purchases of mortgage-
  backed securities....    (30,689)  (54,392)   (54,392)  (128,524)  (108,049)
 Principal payments on
  loans................     51,023    59,701     80,178     54,993     77,202
 Principal payments on
  mortgage-backed
  securities...........     66,292    79,493     98,392     64,785     72,220
 (Purchase) redemption
  of FHLB-NY stock.....       (617)   (1,152)    (1,152)      (585)       726
 Purchases of premises
  and equipment........     (3,681)     (673)    (1,849)    (2,065)     2,434
 Cost in excess of fair
  value of assets
  acquired.............        --        --         --     (12,640)       --
                         ---------  --------  ---------  ---------  ---------
  Net cash used in
   investing
   activities..........    (44,115)  (49,939)   (62,023)  (129,183)   (17,857)
                         ---------  --------  ---------  ---------  ---------

                    FIRST SAVINGS BANK SLA, AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)

                           NINE MONTHS ENDED
                             SEPTEMBER 30,         YEAR ENDED DECEMBER 31,
                           -------------------  -------------------------------
                             1997       1996      1996       1995       1994
                           ---------  --------  ---------  ---------  ---------
                              (UNAUDITED)
Cash flows from financing
 activities:
 Net proceeds from stock
  offering...............        --        --         --       7,205        --
 Proceeds from ESOP
  debt...................        --        --         --         546        --
 Cost of stock
  contributed to RRP.....        --        --        (310)       --         --
 Payment on ESOP debt....        (75)      (75)      (100)      (100)      (100)
 Purchase of ESOP
  shares.................        --        --         --        (546)       --
 Stock options
  exercised..............        430        35         35         30         99
 Cash dividends paid.....     (1,189)     (928)    (1,238)    (1,004)      (787)
 Proceeds from
  acquisition of
  deposits...............        --        --         --     112,784        --
 Net increase (decrease)
  in deposits............     14,854    (5,897)   (11,743)    11,941      2,652
 Net increase in borrowed
  funds..................     35,900    30,687     49,244      4,750      8,000
 Net increase (decrease)
  in advances by
  borrowers for taxes
  and insurance..........        782       684        787         80        (80)
                           ---------  --------  ---------  ---------  ---------
  Net cash provided by
   financing activities..     50,702    24,506     36,675    135,686      9,784
                           ---------  --------  ---------  ---------  ---------
  Net increase (decrease)
   in cash and cash
   equivalents...........     14,756   (17,844)   (17,507)    14,106      2,453
Cash and cash equivalents
 at beginning of period..      9,042    26,549     26,549     12,443      9,990
                           ---------  --------  ---------  ---------  ---------
Cash and cash equivalents
 at end of period........  $  23,798  $  8,705  $   9,042  $  26,549  $  12,443
                           =========  ========  =========  =========  =========
Supplemental disclosures
 of cash flow
 information:
 Cash paid during the
  period for:
 Interest................  $  30,196  $ 27,443  $  36,967  $  35,409  $  24,953
 Income taxes............      3,851     3,824      3,831      4,495      4,474
 Non cash investing and
  financing activities
  for the period:
 Transfer of loans to
  real estate owned......        885     2,105      2,535      4,960      2,365
 Transfer of investment
  and mortgage-backed
  securities from held to
  maturity to available
  for sale...............        --        --         --      77,549        --
 Transfer of loans
  available for sale to
  loans receivable.......        --        --         --         --         596
                           =========  ========  =========  =========  =========


See accompanying notes to consolidated financial statements.

                   FIRST SAVINGS BANK SLA, AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  The following is a description of the more significant accounting policies used in preparation of the accompanying consolidated financial statements of First Savings Bank, SLA, and its Subsidiaries ("the Bank"). FSB Financial Corp. is a wholly owned subsidiary and provides a line of fixed and variable rate annuity products and mutual funds. 1000 Woodbridge Center Drive, Inc. is a wholly owned subsidiary of the Bank, and is currently inactive.

 Principles of Consolidation

  The consolidated financial statements are comprised of the accounts of the Bank and its wholly-owned subsidiaries, FSB Financial Corp. and 1000 Woodbridge Center Drive, Inc. All significant intercompany accounts and transactions have been eliminated in consolidation.

 Basis of Financial Statement Presentation

  The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates.

  Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowance for loan losses, management generally obtains independent appraisals for significant properties.

  The accompanying unaudited consolidated financial statements as of September 30, 1997, and for the nine month periods ended September 30, 1997 and 1996, have been prepared in accordance with generally accepted accounting principles. In the opinion of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of such interim periods have been made. The results of operations for the nine months ended September 30, 1997 are not necessarily indicative of results that may be expected for the year ending December 31, 1997.

 Cash Equivalents

  For purposes of the consolidated statements of cash flows, cash equivalents consist of interest-bearing deposits in other financial institutions and loans of federal funds.

 Investment and Mortgage-Backed Securities

  Management determines the appropriate classification of investment and mortgage-backed securities as either available for sale, held to maturity, or held for trading at the purchase date. Securities available for sale include debt, mortgage-backed, and marketable equity securities that are held for an indefinite period of time and may be sold in response to changing market and interest rate conditions. These securities are reported at fair value with unrealized gains and losses, net of tax, included as a separate component of stockholders' equity. Upon realization, such gains and losses will be included in earnings using the specific identification method. In November, 1995, the Financial Accounting Standards Board ("FASB") issued "Special Report--A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities" within which there was offered transition guidance permitting an enterprise to reassess the appropriateness of the classifications of all of its securities before December 31, 1995. The Bank reassessed its classifications and, on December 15, 1995, transferred $77.5 million in amortized cost of investment and mortgage-backed securities to the available for sale classification. The net unrealized loss (net of taxes) as of the date of transfer was $40,000.

                   FIRST SAVINGS BANK SLA, AND SUBSIDIARIES

  Trading account securities are adjusted to market value through earnings. Gains and losses from adjusting trading account securities to market value and from the sale of these securities are included in noninterest income. There were no trading account securities outstanding at September 30, 1997, December, 31, 1996 or 1995.

  Investment securities, other than those designated as available for sale or trading, are carried at amortized historical cost and consist of those securities for which there is a positive intent and ability to hold to maturity. Investment securities are adjusted for amortization of premiums and accretion of discounts using the level-yield method over the estimated lives of the securities.

  Mortgage-backed securities, other than those designated as available for sale or trading, are carried at their outstanding principal balance, adjusted for amortization of premiums and accretion of discounts using the level-yield method over the estimated lives of the securities.

 Federal Home Loan Bank of New York Stock

  The Bank, as a member of the FHLB-NY, is required to hold shares of capital stock in the FHLB-NY in an amount equal to 1% of the Bank's outstanding balance of residential mortgage loans or 5% of its outstanding advances from the FHLB-NY, whichever is greater.

 Loans Receivable, Net

  Loans receivable, other than loans available for sale, are stated at the unpaid principal balance, net of premiums, unearned discounts, net deferred loan origination and commitment fees, and the allowance for loan losses.

  Loans are classified as non-accrual when they are past due 90 days or more as to principal or interest, or where reasonable doubt exists as to timely collectibility. However, if a loan meets the above criteria but a current appraisal of the property indicates that the total outstanding balance is less than 55% of the appraised value, the loan is not classified as non-accrual. At the time a loan is place on non-accrual status, previously accrued and uncollected interest is reversed against interest income. Interest received on non-accrual loans is generally credited to interest income for the current period. If principal and interest payments are brought contractually current and future collectibility is reasonably assured, loans are returned to accrual status. Discounts are accreted and premiums amortized to income using the level yield method over the estimated lives of the loans. Loan fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized in interest income using the level-yield method over the contractual life of the individual loans, adjusted for actual prepayments.

  Statement of Financial Accounting Standards ("SFAS") 114, "Accounting by Creditors for Impairment of a Loan" and SFAS 118, "Accounting by Creditors for Impairment of a Loan--Income Recognition and Disclosures" were adopted prospectively by the Bank on January 1, 1995. These statements address the accounting for impaired loans and specify how allowances for loan losses related to these impaired loans should be determined. The adoption of the statements did not effect the level of the overall allowance or the operating results. Income recognition and charge-off policies were not changed as a result of SFAS 114 and SFAS 118. The Bank has defined the population of impaired loans to be all non- accrual commercial real estate, multi-family and land loans. Impaired loans are individually assessed to determine that the loan's carrying value is not in excess of the fair value of the collateral or the present value of the loan's expected future cash flows. Smaller balance homogeneous loans that are collectively evaluated for impairment, such as residential mortgage loans and installment loans are specifically excluded for the impaired loan portfolio. There were no impaired loans at September 30, 1997, nor at December 31, 1996 and 1995, as defined by SFAS 114 and SFAS 118.

                   FIRST SAVINGS BANK SLA, AND SUBSIDIARIES

  Loans available for sale are carried at the lower of cost or market using the aggregate method. Valuation adjustments, if applicable, are reflected in current operations. Gains and losses on sales are recorded using the specific identification method. Management determines the appropriate classification of loans as either held to maturity or available for sale at origination, in conjunction with the Bank's overall asset/liability management strategy.

  Effective January 1, 1996, SFAS 122, "Accounting for Mortgage Servicing Rights," was adopted on a prospective basis. SFAS 122 requires capitalization of the rights to service mortgage loans for others, whether those rights are acquired through purchase or origination. The Bank determines the value of servicing rights through an evaluation of prepayment trends, the market for purchased servicing and underlying interest rate of the loans. All capitalized mortgage servicing rights, both originated and purchased, will be evaluated for impairment on a quarterly basis with any adjustments recognized through a valuation allowance. The Bank amortizes mortgage servicing rights over the estimated life of the loans on a straight line basis. Certain provisions of SFAS 122 were amended by SFAS 125. See Note 16, "Recent Accounting Pronouncements," for a description of SFAS 125.

  A substantial portion of the Bank's loans are secured by real estate in the State of New Jersey. Accordingly, as with most financial institutions in the market area, the collectibility of a substantial portion of the carrying value of the Bank's loan portfolio and real estate owned is susceptible to changes in market conditions.

 Allowance for Loan Losses

  The allowance for loan losses is based on management's evaluation of the adequacy of the allowance, including an assessment of known and inherent risks in the portfolio, review of individual loans for adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and consideration of current economic conditions.

  Additions to the allowance arise from charges to operations through the provision for loan losses or from the recovery of amounts previously charged off. The allowance is reduced by loan charge-offs.

  Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions in the Bank's market area. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

 Real Estate Owned, Net

  Real estate owned is recorded at the fair value at the date of acquisition, with a charge to the allowance for loan losses for any excess of cost over fair value. Subsequently, real estate owned is carried at the lower of cost or fair value, less estimated selling costs. Certain costs incurred in preparing properties for sale are capitalized, and expenses of holding foreclosed properties are charged to operations as incurred. There was $1.4 million, $1.5 million, and $3.1 million in real estate owned included in Other Assets at September 30, 1997, December 31, 1996 and 1995, respectively.

 Excess of Cost Over Fair Value of Net Assets Acquired

  The excess of cost over fair value of net assets acquired from the acquisition of deposits is amortized to expense over the expected life of the acquired deposit base (7 to 15 years) using the straight-line method. During 1995, the Bank acquired the deposits and former branch locations of two offices of the former Carteret Savings for a premium of $12.6 million. Core deposit studies regarding the retention of the deposits acquired are

                   FIRST SAVINGS BANK SLA, AND SUBSIDIARIES performed by the Bank on an annual basis. After reviewing the results of the core deposit studies, a writedown of the core deposit premium may be recognized if the current balance of the core deposit premium is considered impaired. The Bank recognized writedowns of $1.3 million and $334,000 for the nine months ended September 30, 1997, and for the year ended December 31, 1996, respectively.

 Premises and Equipment

  Premises and equipment, including leasehold improvements, are stated at cost, less accumulated amortization and depreciation. Depreciation and amortization are computed using the straight-line method over the estimated useful lives, ranging from three to forty years, depending on the asset or lease. Repair and maintenance items are expensed and improvements are capitalized. Upon retirement or sale, any gain or loss is charged to operations.

 Stock-Based Compensation

  In October 1995, SFAS 123, "Accounting for Stock-Based Compensation" was issued. SFAS 123 encourages recording in current period earnings compensation expense related to the fair value of certain stock-based compensation. Companies may choose to continue to follow the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), where compensation expense is not recorded for certain stock-based compensation plans. However, companies are required to disclose pro forma net income and earnings per share as if they adopted the fair value based method of accounting. The Bank has elected to continue to account for stock-based compensation under APB 25 and the pro forma disclosures required by SFAS 123 have been included in Note 13, "Stock Option Plans." The adoption of SFAS 123 had no impact on the Bank's consolidated financial statements.

 Recognition and Retention Plan (RRP)

  RRP awards are granted in the form of shares of common stock held by the RRP, and are payable over a three year vesting period at a rate of 33.3% per year, commencing on the date of the award grant. Compensation expense is recorded at the fair market value of the shares at the grant date ratably over the vesting period.

 Income Taxes

  The Bank accounts for income taxes according to SFAS 109, "Accounting for Income Taxes." Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates applicable to taxable income for the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

 Pension Plan

  Pension plan costs based on actuarial computation of current and future benefits for employees are charged to expense and are funded based on the maximum amount that can be deducted for Federal income tax purposes.

 Post-Retirement Benefits

  The Bank accounts for post-retirement benefits under SFAS 106 "Employers' Accounting for Post-Retirement Benefits Other than Pensions." SFAS 106 requires the accrual of the expected cost of providing health care and other benefits to employees subsequent to their retirement during the service periods of the employees.

                   FIRST SAVINGS BANK SLA, AND SUBSIDIARIES

 Earnings per Share

  Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the weighted average number of shares of common stock and common stock equivalents outstanding. Common stock equivalents are determined by applying the treasury stock method.

  Per share data reflects 10% stock dividends paid on April 1, 1994, and December 16, 1996, and declared on September 24, 1997, respectively, and a 2-for-1 stock split on December 1, 1994, all applied retroactively.

 Reclassifications

  Certain reclassifications have been made to the 1996 and 1995 amounts to conform to the 1997 presentation.

(2) REORGANIZATION AND STOCK ISSUANCE

  On July 10, 1992, the Office of Thrift Supervision ("OTS") approved the Plan of Reorganization adopted by the Board ("the Reorganization"), whereby the Bank was reorganized into a federal mutual holding company. At that time, First Savings Bank, SLA, reorganized from a New Jersey-chartered mutual savings association into a federal mutual holding company, First Savings Bancshares, MHC ("Holding Company"). The Bank has continued to operate under the mutual holding company regulations as proscribed by the OTS.

  As part of the Reorganization, a minority stock offering was completed on July 10, 1992, whereby 1,000,000 shares were sold at a price of $10 per share, for gross proceeds of $10.0 million, which represented a minority ownership of 37.6% of the Bank. On July 11, 1995, the Bank completed a secondary stock offering of 600,000 shares of common stock at $13 per share for gross proceeds of $7.8 million, offset by offering-related expenses totaling $595,000. The net proceeds were used to purchase investment and mortgage-backed securities. The total minority ownership, after the secondary stock offering, totaled 47.5% at December 31, 1995. At September 30, 1997, the total minority ownership was 48.4%.

  On October 24, 1997, the Boards of Directors for First Savings Bank and First Savings Bancshares, MHC, the mutual holding company of the Bank, announced that a Plan of Conversion was adopted to convert First Savings Bancshares, MHC to stock form and to reorganize First Savings Bancshares, MHC and First Savings Bank into the stock holding company structure by forming a new stock Delaware corporation to become the parent holding company for the Bank. Pursuant to the Plan, the new Delaware corporation will exchange certain shares of its common stock for the outstanding common stock of the Bank and will issue and offer for sale certain additional shares of its common stock. The Plan of Conversion must receive regulatory approval from the Office of Thrift Supervision, along with approval from the members of First Savings Bancshares, MHC, and the Bank's stockholders. The transaction is expected to be completed during the second quarter of 1998.

  The Plan of Conversion provides for the establishment, upon the completion of the Conversion and Reorganization, of a special "liquidation account" for the benefit of account holders in an amount equal to the greater of (1) the Bank's retained earnings at December 31, 1991, or (2) 51.6% of the Bank's shareholders' equity as of the date of its latest balance sheet contained in the final Prospectus used in connection with the Conversion and Reorganization. Each account holder, if he were to continue to maintain his deposit account at the Bank, would be entitled, on a complete liquidation of the Bank after the Conversion and Reorganization, to an interest in the liquidation account prior to any payment to the stockholders of the Bank. Each account holder would have an initial interest in such liquidation account for each deposit account with a balance of $50 or more held in the Bank on December 31, 1995 and September 30, 1997, respectively. Each account holder will have a pro rata interest in the total liquidation account based on the proportion that the balance of his deposits on the eligibility record date bore to the total amount of all deposits in the Bank.

                   FIRST SAVINGS BANK SLA, AND SUBSIDIARIES

  If, however, on any annual closing date subsequent to the eligibility record date, the amount of the deposit is less than the amount of the deposit of such eligible account holder as of the eligibility record date, or less than the amount of the deposits as of the previous annual closing date, then the interest in the liquidation account relating to such deposit would be reduced from time to time by the proportion of any such reduction, and such interest will cease to exist if such deposit accounts are closed.

  Subsequent to the Conversion and Reorganization, the Bank may not declare or pay cash dividends on or repurchase any of its shares of common stock if the effect thereof would cause equity to be reduced below the amount required for its liquidation account or other applicable regulatory capital maintenance requirements, or if such declaration and payment would otherwise violate regulatory requirements.

  As of September 30, 1997, the MHC had waived $6.7 million of dividends. Upon completion of the Conversion, as all shares of the Holding Company stock will be publicly owned, the restriction and availability of waived dividends will cease.

  Conversion costs will be deferred and reduce the proceeds from the common stock sold in the Conversion. If the Conversion is not completed all costs will be charged to expense. As of September 30, 1997, no Conversion costs had been incurred.

(3) REGULATORY MATTERS

  Capital distributions, in the form of any dividend paid or other distribution in cash or in kind, are limited by the OTS. A "Tier 1" association, which is defined as an association that has capital immediately prior to a proposed capital distribution that is equal to or greater than the amount of its fully phased-in capital requirement, is authorized to make capital distributions during a calendar year up to the higher of 100% of its net income to date during the calendar year plus the amount that would reduce by one-half its surplus capital ratio at the beginning of the calendar year, or 75% of its net income over the most recent four-quarter period. The Bank is a Tier 1 association.

  OTS regulations require savings institutions to maintain minimum levels of regulatory capital. Under the regulations in effect at September 30, 1997, December 31, 1996 and 1995, the Bank was required to maintain a minimum ratio of tangible capital to total adjusted assets of 1.5%; a minimum ratio of Tier 1 (core) capital to total adjusted assets of 3.0%; and a minimum ratio of total (core and supplementary) capital to risk-weighted assets of 8.0%.

  Under the prompt corrective action regulations, the OTS is required to take certain supervisory actions and may take additional discretionary actions with respect to an undercapitalized institution. Such actions could have a direct material effect on the institution's financial statements. The regulations establish a framework for the classification of savings institutions into five categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. Generally, an institution is considered well capitalized if it has a Tier 1 (core) capital ratio of at least 5.0%; a Tier 1 risk-based capital ratio of at least 6.0%; and a total risk-based capital ratio of at least 10.0%.

  The foregoing capital ratios are based in part on specific quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by the OTS about capital components, risk weightings and other factors.

  Management believes that, as of September 30, 1997, the Bank meets all capital adequacy requirements to which it is subject. Further, the most recent OTS notification categorized the Bank as a well capitalized institution under the prompt corrective action regulations. There have been no conditions or events since that notification that management believes have changed the Bank's capital classification.

                   FIRST SAVINGS BANK SLA, AND SUBSIDIARIES

  The following is a summary of the Bank's actual capital amounts and ratios as of September 30, 1997, December 31, 1996 and 1995, compared to the OTS minimum capital adequacy requirements and the OTS requirements for classification as a well-capitalized institution:

                                                        OTS REQUIREMENTS
                                             ------------------------------------------
                                              MINIMUM CAPITAL  FOR CLASSIFICATION AS
                              BANK ACTUAL        ADEQUACY        WELL-CAPITALIZED
                            ---------------- ----------------- ------------------------
                            AMOUNT  RATIO(%) AMOUNT  RATIO (%)  AMOUNT      RATIO (%)
                            ------- -------- ------- --------- ----------- ------------
                                             (DOLLARS IN THOUSANDS)
   SEPTEMBER 30, 1997
   Tangible capital........ $89,992   8.68   $15,552   1.50
   Tier 1 (core) capital...  89,992   8.68    31,104   3.00    $    51,840        5.00
   Risk-based capital:
     Tier 1................  89,992  21.13                          25,552        6.00
       Total............... $95,319  22.38   $34,070   8.00    $    42,587       10.00
                            =======  =====   =======   ====    ===========   =========
   DECEMBER 31, 1996
   Tangible capital........ $81,909   8.38   $14,670   1.50
   Tier 1 (core) capital...  81,909   8.38    29,340   3.00    $    48,900        5.00
   Risk-based capital:
     Tier 1................  81,909  20.85                          23,571        6.00
       Total............... $86,822  22.10   $31,428   8.00    $    39,286       10.00
                            =======  =====   =======   ====    ===========   =========
   DECEMBER 31, 1995
   Tangible capital........ $77,249   8.28   $13,995   1.50
   Tier 1 (core) capital...  77,751   8.33    28,005   3.00    $    46,675        5.00
   Risk-based capital:
     Tier 1................  77,751  20.85                          22,371        6.00
       Total............... $80,680  21.64   $29,828   8.00    $    37,285       10.00
                            =======  =====   =======   ====    ===========   =========

  The following is a reconciliation of regulatory capital to capital under generally accepted accounting principles (in thousands):

                                                   TANGIBLE   CORE    RISK-BASED
                                                   CAPITAL   CAPITAL   CAPITAL
                                                   --------  -------  ----------
   GAAP capital................................... $99,213   $99,213   $99,213
   Unrealized gain on securities..................    (193)     (193)     (193)
   Goodwill and other intangibles.................  (9,018)   (9,018)   (9,018)
   Mortgage servicing rights disallowance.........     (10)      (10)      (10)
   General valuation allowance....................     --        --      5,327
                                                   -------   -------   -------
     Regulatory capital........................... $89,992   $89,992   $95,319
                                                   =======   =======   =======

                   FIRST SAVINGS BANK SLA, AND SUBSIDIARIES

(4) INVESTMENT SECURITIES

  A summary of investment securities at September 30, 1997, December 31, 1996 and 1995, is as follows (in thousands):

                                                  SEPTEMBER 30, 1997
                                        ---------------------------------------
                                                  GROSS      GROSS    ESTIMATED
                                                UNREALIZED UNREALIZED  MARKET
                                         COST     GAINS      LOSSES     VALUE
                                        ------- ---------- ---------- ---------
   INVESTMENTS HELD TO MATURITY
   U.S. Government and Agency
    obligations........................ $40,959    $193      $ (44)    $41,108
                                        =======    ====      =====     =======
   INVESTMENTS AVAILABLE FOR SALE
   U.S. Government and Agency
    obligations........................ $13,972    $ 26      $ (55)    $13,943
   Corporate obligations...............   4,079       3         (1)      4,081
                                        -------    ----      -----     -------
     Total investment securities
      available for sale............... $18,051    $ 29      $ (56)    $18,024
                                        =======    ====      =====     =======
                                                   DECEMBER 31, 1996
                                        ---------------------------------------
                                                  GROSS      GROSS    ESTIMATED
                                                UNREALIZED UNREALIZED  MARKET
                                         COST     GAINS      LOSSES     VALUE
                                        ------- ---------- ---------- ---------
   INVESTMENTS HELD TO MATURITY
   U.S. Government and Agency
    obligations........................ $38,955    $247      $(222)    $38,980
                                        =======    ====      =====     =======
   INVESTMENTS AVAILABLE FOR SALE
   U.S. Government and Agency
    obligations........................ $12,964    $  4      $(132)    $12,836
   Corporate obligations...............   2,000      --         (5)      1,995
                                        -------    ----      -----     -------
     Total investment securities
      available for sale............... $14,964    $  4      $(137)    $14,831
                                        =======    ====      =====     =======
                                                   DECEMBER 31, 1995
                                        ---------------------------------------
                                                  GROSS      GROSS    ESTIMATED
                                                UNREALIZED UNREALIZED  MARKET
                                         COST     GAINS      LOSSES     VALUE
                                        ------- ---------- ---------- ---------
   INVESTMENTS HELD TO MATURITY
   U.S. Government and Agency
    obligations........................ $39,003    $621      $  (7)    $39,617
                                        =======    ====      =====     =======
   INVESTMENTS AVAILABLE FOR SALE
   U.S. Government and Agency
    obligations........................ $ 1,000    $ --      $  (4)    $   996
   Corporate obligations...............   1,041      21         --       1,062
                                        -------    ----      -----     -------
     Total investment securities
      available for sale............... $ 2,041    $ 21      $  (4)    $ 2,058
                                        =======    ====      =====     =======

  As of September 30, 1997, December 31, 1996 and 1995, corporate obligations consisted primarily of corporate notes with ratings of A or better, and preferred stock with an Aa2/AA2 rating. All corporate obligations are available for sale.

                   FIRST SAVINGS BANK SLA, AND SUBSIDIARIES

  The cost and estimated fair value of investment securities at September 30, 1997 and December 31, 1996, by contractual maturity, are shown below (in thousands). Expected maturities may differ from contractual maturities because borrowers may have the right to call or repay obligations at par value without prepayment penalties.

                                          SEPTEMBER 30, 1997   DECEMBER 31, 1996
                                          ------------------- -------------------
                                                    ESTIMATED           ESTIMATED
                                          AMORTIZED  MARKET   AMORTIZED  MARKET
                                            COST      VALUE     COST      VALUE
                                          --------- --------- --------- ---------
   INVESTMENTS HELD TO MATURITY
   Due in:
     Less than one year..................  $    --   $    --   $ 1,000   $ 1,002
     One to five years...................   14,991    15,041    13,990    14,054
     Five to ten years...................   19,972    20,022    17,970    17,953
     Ten to fifteen years................    5,996     6,045     5,995     5,971
                                           -------   -------   -------   -------
                                           $40,959   $41,108   $38,955   $38,980
                                           =======   =======   =======   =======
                                                    ESTIMATED           ESTIMATED
                                          AMORTIZED  MARKET   AMORTIZED  MARKET
                                            COST      VALUE     COST      VALUE
                                          --------- --------- --------- ---------
   INVESTMENTS AVAILABLE FOR SALE
   Due in:
     One to five years...................  $12,972   $12,942   $13,964   $13,856
     Five to ten years...................    5,079     5,082     1,000       975
                                           -------   -------   -------   -------
                                           $18,051   $18,024   $14,964   $14,831
                                           =======   =======   =======   =======

  Proceeds from sales of investment securities and the realized gross gains and losses from those sales are as follows (in thousands):

                                  NINE MONTHS ENDED
                                    SEPTEMBER 30,     YEAR ENDED DECEMBER 31
                                  ------------------  -------------------------
                                    1997      1996     1996     1995     1994
                                  --------  --------  -------  -------  -------
   Proceeds from sales........... $ 10,120  $ 10,877  $20,978  $25,823  $47,821
                                  ========  ========  =======  =======  =======
   Gross realized gains.......... $    180  $     12  $   147  $    94  $   317
   Gross realized losses.........      (60)      (31)     (33)    (198)    (296)
                                  --------  --------  -------  -------  -------
                                  $    120  $    (19) $   114  $  (104) $    21
                                  ========  ========  =======  =======  =======

  Investment securities with an amortized cost of $15.4 million and $15.0 million at September 30, 1997 and December 31, 1996, respectively, are pledged as collateral for other borrowings. Pursuant to a collateral agreement with the FHLB-NY, all unpledged, qualifying investment securities, including those available for sale, are pledged to secure advances from the FHLB-NY (see note
10).

                    FIRST SAVINGS BANK SLA, AND SUBSIDIARIES

(5) MORTGAGE-BACKED SECURITIES

  A summary of mortgage-backed securities at September 30, 1997, December 31, 1996 and 1995, is as follows (in thousands):

                                                  SEPTEMBER 30, 1997
                                       -----------------------------------------
                                                   GROSS      GROSS    ESTIMATED
                                       AMORTIZED UNREALIZED UNREALIZED  MARKET
                                         COST      GAINS      LOSSES     VALUE
                                       --------- ---------- ---------- ---------
   MORTGAGE-BACKED SECURITIES HELD TO
    MATURITY
   FHLMC.............................  $132,388    $2,988     $ (73)   $135,303
   GNMA..............................    18,612       536       --       19,148
   FNMA..............................    33,164       307       (15)     33,456
   Collateralized mortgage
    obligations......................    43,994        61      (295)     43,760
                                       --------    ------     -----    --------
     Total mortgage-backed securities
      held to maturity...............  $228,158    $3,892     $(383)   $231,667
                                       ========    ======     =====    ========
   MORTGAGE-BACKED SECURITIES
    AVAILABLE FOR SALE
   FHLMC.............................  $ 69,272    $  537     $(238)   $ 69,571
   FNMA..............................    35,009        11      (102)     34,918
   Collateralized mortgage
    obligations......................    17,761       128        (7)     17,882
                                       --------    ------     -----    --------
     Total mortgage-backed securities
      available for sale.............  $122,042    $  676     $(347)   $122,371
                                       ========    ======     =====    ========
                                                   DECEMBER 31, 1996
                                       -----------------------------------------
                                                   GROSS      GROSS    ESTIMATED
                                       AMORTIZED UNREALIZED UNREALIZED  MARKET
                                         COST      GAINS      LOSSES     VALUE
                                       --------- ---------- ---------- ---------
   MORTGAGE-BACKED SECURITIES HELD TO
    MATURITY
   FHLMC.............................  $161,180    $2,663     $(187)   $163,656
   GNMA..............................    20,851       398       --       21,249
   FNMA..............................    32,225       217      (115)     32,327
   Collateralized mortgage
    obligations......................    38,127        75      (382)     37,820
                                       --------    ------     -----    --------
     Total mortgage-backed securities
      held to maturity...............  $252,383    $3,353     $(684)   $255,052
                                       ========    ======     =====    ========
   MORTGAGE-BACKED SECURITIES
    AVAILABLE FOR SALE
   FHLMC.............................  $ 88,818    $  505     $(343)   $ 88,980
   GNMA..............................     7,320        17       (23)      7,314
   FNMA..............................    22,528        53       (73)     22,508
   Collateralized mortgage
    obligations......................     2,004       --         (9)      1,995
                                       --------    ------     -----    --------
     Total mortgage-backed securities
      available for sale.............  $120,670    $  575     $(448)   $120,797
                                       ========    ======     =====    ========

                   FIRST SAVINGS BANK SLA, AND SUBSIDIARIES

                                                   DECEMBER 31, 1995
                                       -----------------------------------------
                                                   GROSS      GROSS    ESTIMATED
                                       AMORTIZED UNREALIZED UNREALIZED  MARKET
                                         COST      GAINS      GAINS      VALUE
                                       --------- ---------- ---------- ---------
   MORTGAGE-BACKED SECURITIES HELD TO
    MATURITY
   FHLMC.............................  $199,320    $3,241     $ (48)   $202,513
   GNMA..............................    19,690       588       --       20,278
   FNMA..............................    12,474       181        (9)     12,646
   Collateralized mortgage
    obligations......................    56,659       139      (546)     56,252
                                       --------    ------     -----    --------
     Total mortgage-backed securities
      held to maturity...............  $288,143    $4,149     $(603)   $291,689
                                       ========    ======     =====    ========
   MORTGAGE-BACKED SECURITIES
    AVAILABLE FOR SALE
   FHLMC.............................  $ 62,029    $  334     $ (81)   $ 62,282
   GNMA..............................    12,059        13       --       12,072
   FNMA..............................     6,206        90       (10)      6,286
   Collateralized mortgage
    obligations......................     8,805        21      (127)      8,699
                                       --------    ------     -----    --------
     Total mortgage-backed securities
      available for sale.............  $ 89,099    $  458     $(218)   $ 89,339
                                       ========    ======     =====    ========

  Proceeds from sales of mortgage-backed securities and the realized gross gains and losses from those sales are as follows (in thousands):

                                    SEPTEMBER 30,          DECEMBER 31,
                                   -----------------  -------------------------
                                     1997     1996     1996     1995     1994
                                   --------  -------  -------  -------  -------
   Proceeds from sales............ $116,891  $73,210  $96,309  $82,632  $36,001
                                   ========  =======  =======  =======  =======
   Gross realized gains........... $    513  $   243  $   324  $   986  $   217
   Gross realized losses..........      (52)     (44)    (162)    (146)    (121)
                                   --------  -------  -------  -------  -------
                                   $    461  $   199  $   162  $   840  $    96
                                   ========  =======  =======  =======  =======

  Mortgage-backed securities with an amortized cost of $301,000, $338,000 and $444,000 at September 30, 1997, December 31, 1996 and 1995, respectively, were pledged as collateral to secure deposits held for municipalities within the State of New Jersey. Mortgage-backed securities with an amortized cost of $87.8 million, $48.7 million and $21.8 million at September 30, 1997, December 31, 1996 and 1995, respectively, were pledged as collateral for other borrowings. Pursuant to a collateral agreement with the FHLB-NY, all unpledged, qualifying mortgage-backed securities are pledged to secure advances from the FHLB-NY (see note 10). Expected maturities of mortgage-backed securities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties. As of September 30, 1997, December 31, 1996 and 1995, there were $7.1 million, $8.1 million and $10.9 million, respectively, in Collateralized Mortgage Obligations that are private-label issuances, all of which were held to maturity, and all rated AAA/Aaa by S&P and Moody's. The market value of the private label Collateralized Mortgage Obligations at September 30, 1997, December 31, 1996 and 1995 was $7.0 million, $8.0 million and $10.7 million, respectively.

                   FIRST SAVINGS BANK SLA, AND SUBSIDIARIES

(6) LOANS RECEIVABLE, NET

  A summary of loans receivable at September 30, 1997, December 31, 1996 and 1995, is as follows (in thousands):

                                                             DECEMBER 31,
                                             SEPTEMBER 30, ------------------
                                                 1997        1996      1995
                                             ------------- --------  --------
   LOANS RECEIVABLE
   Real estate mortgages:
     One- to four-family....................   $466,257    $425,175  $386,458
     Multi-family and commercial............     37,794      29,085    26,997
     Home equity............................     41,895      39,139    33,456
     FHA-insured and VA-guaranteed..........      2,572       3,002     3,759
     AID housing loan.......................        --          --        165
                                               --------    --------  --------
                                                548,518     496,401   450,835
   Real estate construction.................     44,469      25,124    11,412
   Consumer.................................      6,208       5,772     5,055
                                               --------    --------  --------
       Total Loans..........................    599,195     527,297   467,302
                                               --------    --------  --------
   Loans in process.........................    (26,214)    (12,253)   (3,800)
   Deferred (fees) expenses.................        255          19      (265)
   Net unearned discount....................        (57)       (114)     (234)
   Allowance for loan losses................     (5,982)     (5,322)   (5,247)
                                               --------    --------  --------
                                                (31,998)    (17,670)   (9,546)
                                               --------    --------  --------
       Loans receivable, net................   $567,197    $509,627  $457,756
                                               ========    ========  ========
   LOANS AVAILABLE FOR SALE
   Real estate mortgages--one-to-four
    family..................................   $    --     $    287  $    424
                                               ========    ========  ========

  The Bank serviced loans for others in the amount of $94.5 million and $103.4 million at September 30, 1997 and 1996, respectively, and $101.2 million, $106.9 million and $112.4 million at December 31, 1996, 1995 and 1994, respectively. Related servicing income earned on loans serviced for others totaled $218,000 and $246,000 for the nine months ended September 30, 1997 and 1996, respectively, and $325,000, $350,000 and $386,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

  Loans in the amount of $1.7 million, $1.9 million and $2.1 million were outstanding to directors and executive officers of the Bank at September 30, 1997, and December 31, 1996 and 1995, respectively. The loans consist primarily of loans secured by mortgages on residential properties.

  The Bank has pledged, under a blanket assignment, its unpledged and qualifying mortgage portfolio to secure advances from the FHLB-NY (see note
10).

  A summary of nonperforming assets at September 30, 1997, December 31, 1996 and 1995, is as follows (in thousands):

                                                                 DECEMBER 31,
                                                   SEPTEMBER 30, -------------
                                                       1997       1996   1995
                                                   ------------- ------ ------
   Nonaccrual loans...............................    $3,561     $4,720 $5,838
   Loans 90 days or more delinquent and still
    accruing......................................       379         93    200
     Total nonperforming loans....................     3,940      4,813  6,038
   Real estate owned (included in other assets)...     1,398      1,517  3,131
                                                      ------     ------ ------
       Total nonperforming assets.................    $5,338     $6,330 $9,169
                                                      ======     ====== ======

                   FIRST SAVINGS BANK SLA, AND SUBSIDIARIES

  If interest income on nonaccrual loans had been current in accordance with their original terms, approximately $253,000 and $274,000 of interest income for the nine months ended September 30, 1997 and 1996, respectively, and $364,000, $579,000 and $805,000 of interest income for the years ended December 31, 1996, 1995, and 1994, respectively, would have been recorded. Interest income recognized on non-accrual loans totaled $55,000 and $84,000 for the nine months ended September 30, 1997 and 1996, respectively, and $105,000, $114,000 and $71,000 for the years ended December 31, 1996, 1995 and
1994, respectively. At September 30, 1997, there were no commitments to lend additional funds to borrowers whose loans are classified as nonperforming.

  An analysis of the allowance for loan losses for the nine months ended September 30, 1997 and 1996 and for the years ended December 31, 1996, 1995 and 1994, is as follows (in thousands):

                                         SEPTEMBER 30,       DECEMBER 31,
                                         --------------  ----------------------
                                          1997    1996    1996    1995    1994
                                         ------  ------  ------  ------  ------
   Balance at beginning of period....... $5,322  $5,247  $5,247  $5,745  $5,899
   Provision charged to operations......    900     375     550     310     300
                                         ------  ------  ------  ------  ------
                                          6,222   5,622   5,797   6,055   6,199
   Charge-offs..........................   (240)   (534)   (585) (1,044)   (490)
   Recoveries...........................    --        3     110     236      36
                                         ------  ------  ------  ------  ------
   Balance at end of period............. $5,982  $5,091  $5,322  $5,247  $5,745
                                         ======  ======  ======  ======  ======

(7) INTEREST AND DIVIDENDS RECEIVABLE, NET

  A summary of interest and dividends receivable, net of allowance for uncollected interest of $407,000, $440,000, and $1.1 million at September 30, 1997, December 31, 1996 and 1995, respectively, is as follows (in thousands):

                                                                  DECEMBER 31,
                                                    SEPTEMBER 30, -------------
                                                        1997       1996   1995
                                                    ------------- ------ ------
   Loans...........................................    $3,339     $2,868 $2,841
   Investment securities...........................       851        908    810
   Mortgage-backed securities......................     3,529      3,639  3,142
                                                       ------     ------ ------
                                                       $7,719     $7,415 $6,793
                                                       ======     ====== ======

(8) PREMISES AND EQUIPMENT, NET

  Premises and equipment at September 30, 1997, December 31, 1996 and 1995, are summarized as follows (in thousands):

                                               DECEMBER 31,
                               SEPTEMBER 30, -----------------
                                   1997        1996     1995
                               ------------- --------  -------
   Land......................     $ 2,235    $  1,423  $ 1,423
   Buildings and
    improvements.............      10,902       7,977    7,670
   Leasehold improvements....       2,127       1,967    1,915
   Furnishings, equipment and
    automobiles..............       4,705       3,265    4,953
   Construction in progress..         120       1,788    1,043
                                  -------    --------  -------
     Total...................      20,089      16,420   17,004
   Accumulated depreciation
    and amortization.........      (6,806)     (6,064)  (7,657)
                                  -------    --------  -------
                                  $13,283    $ 10,356  $ 9,347
                                  =======    ========  =======

                   FIRST SAVINGS BANK SLA, AND SUBSIDIARIES

(9) DEPOSITS

  Deposits at September 30, 1997, December 31, 1996 and 1995, are summarized as follows (dollars in thousands):

                                SEPTEMBER 30, 1997           DECEMBER 31, 1996           DECEMBER 31, 1995
                            --------------------------- --------------------------- ---------------------------
                                     INTEREST  WEIGHTED          INTEREST  WEIGHTED          INTEREST  WEIGHTED
                                       RATE    AVERAGE             RATE    AVERAGE             RATE    AVERAGE
                                      RANGES     RATE             RANGES     RATE             RANGES     RATE
                             AMOUNT     (%)      (%)     AMOUNT     (%)      (%)     AMOUNT     (%)      (%)
                            -------- --------- -------- -------- --------- -------- -------- --------- --------
   Non-interest bearing
    demand................. $ 26,410       --     --    $ 19,888       --     --    $ 18,515       --     --
   NOW and money market....  195,003    0-3.39   2.93    181,499    0-5.43   2.90    173,597    0-3.70   2.88
   Savings.................  123,384    0-5.84   2.54    131,427    0-2.50   2.50    140,919    0-4.11   2.50
   Certificates of
    deposit................  464,652 3.45-9.34   5.54    461,781 3.69-9.34   5.38    473,307 3.69-9.34   5.60
                            --------             ----   --------             ----   --------             ----
                            $809,449             4.27   $794,595             4.20   $806,338             4.34
                            ========             ====   ========             ====   ========             ====

  The scheduled maturities of certificates of deposit at September 30, 1997 and December 31, 1996, are as follows (in thousands):

                                                      SEPTEMBER 30, DECEMBER 31,
                                                          1997          1996
                                                      ------------- ------------
   One year or less..................................   $348,304      $358,098
   After one to two years............................     44,579        39,366
   After two to three years..........................     22,886        17,533
   After three to four years.........................     11,035        15,889
   After four to five years..........................     15,186        11,738
   After five years..................................     22,662        19,157
                                                        --------      --------
                                                        $464,652      $461,781
                                                        ========      ========

  Included in deposits at September 30, 1997, December 31, 1996 and 1995, are $76.5 million, $62.5 million and $60.3 million of deposits of $100,000 and over, and $342,000, $331,000 and $357,000, respectively, of accrued interest payable on deposits.

(10) BORROWED FUNDS

 Federal Home Loan Bank-New York Advances

  Advances from the FHLB-NY at September 30, 1997, December 31, 1996 and 1995, are summarized as follows (dollars in thousands):

                      SEPTEMBER 30, 1997     DECEMBER 31, 1996 DECEMBER 31, 1995
                      ---------------------  ----------------- -----------------
                                  WEIGHTED           WEIGHTED          WEIGHTED
                       AMOUNT    AVG. RATE   AMOUNT  AVG. RATE AMOUNT  AVG. RATE
                      ---------- ----------  ------- --------- ------- ---------
   1996.............. $       --        --%  $    --     --%   $ 4,000   5.18%
   1997..............      5,000      6.09    12,000   5.80      7,000   5.94
   1998..............     15,000      6.26    10,000   6.56      5,000   7.42
   1999..............      6,000      5.87     6,000   5.87      1,000   5.58
   2000..............      2,000      5.76     2,000   5.76      2,000   5.76
   2002..............      5,000      5.76        --     --         --     --
                      ----------             -------           -------
                      $   33,000      6.06%  $30,000   6.06%   $19,000   6.13%
                      ==========   =======   =======   ====    =======   ====

                   FIRST SAVINGS BANK SLA, AND SUBSIDIARIES

  The Bank has entered into FHLB-NY advances that have call features that may be exercised by the FHLB-NY at predetermined dates. The total of such advances at September 30, 1997 and December 31, 1996, totaled $10.0 million for both periods. The maximum amount of FHLB-NY advances outstanding at any month-end during the nine months ended September 30, 1997 and for the years ended December 31, 1996 and 1995 was $40.0 million, $30.0 million and $34.0 million, respectively. At September 30, 1997 and December 31, 1996, $10.0 million and $5.0 million of FHLB-NY advances had adjustable rates.

  Advances from the FHLB-NY are secured by pledges of FHLB-NY stock of $8.0 million, $7.4 million and $6.3 million at September 30, 1997, December 31, 1996 and 1995, respectively, and a blanket assignment of the Bank's unpledged, qualifying mortgage loans, mortgage-backed securities and investment securities.

  The Bank has an available overnight line of credit with the FHLB-NY for a maximum of $48.9 million at September 30, 1997.

 Other Borrowings

  The following is a summary of Other Borrowings at September 30, 1997, December 31, 1996 and 1995 (dollars in thousands):

                            SEPTEMBER 30, 1997    DECEMBER 31, 1996     DECEMBER 31, 1995
                            --------------------- --------------------  --------------------
                                       WEIGHTED              WEIGHTED              WEIGHTED
                                        AVERAGE               AVERAGE               AVERAGE
   CONTRACTUAL MATURITY      AMOUNT    INTEREST    AMOUNT    INTEREST    AMOUNT    INTEREST
   --------------------     ---------- ---------- ---------- ---------  ---------- ---------
   1996.................... $      --        -- % $      --        -- % $    1,000      5.95%
   1997....................     15,000      5.62      13,750      5.93       8,750      6.12
   1998....................     25,894      6.32      24,244      6.35      10,000      6.15
   1999....................     15,000      5.71      15,000      5.71         --        --
   2000....................     20,000      6.07         --        --          --        --
   2001....................      5,000      5.55       5,000      5.55         --        --
   2002....................     10,000      5.75         --        --          --        --
                            ----------   -------  ----------   -------  ----------   -------
                            $   90,894      5.94% $   57,994      6.02% $   19,750      6.13%
                            ==========   =======  ==========   =======  ==========   =======

  The maximum amount of other borrowings outstanding at any month-end during the nine months ended September 30, 1997 and for the years ended December 31, 1996 and 1995 was $90.9 million, $58.0 million and $24.9 million, respectively. Securities underlying other borrowings included mortgage-backed and investment securities, which had an amortized cost of $103.3 million, $63.7 million and $21.8 million, and market values of $103.7 million, $63.8 million and $22.0 million at September 30, 1997, December 31, 1996 and 1995, respectively. At September 30, 1997 and December 31, 1996, $50.0 million and $20.0 million, respectively, of other borrowings are callable at defined dates and at the lender's discretion prior to the contractual maturity of the borrowings.

(11) EMPLOYEE STOCK OWNERSHIP PLAN ("ESOP") DEBT

  The ESOP debt as of September 30, 1997, December 31, 1996 and 1995, was $571,000, $646,000 and $746,000, respectively, and bears an interest rate equal to the prime rate less 1.50%, as published in the Wall Street Journal, with principal and interest payable in quarterly installments over a ten-year period. During the nine months ended September 30, 1997, and the year ended December 31, 1996, $25,000 and $25,000 of dividends paid on ESOP shares were used to pay down ESOP debt. Total interest paid on ESOP debt for the nine months ended September 30, 1997 and 1996, was $33,000 and $37,000, respectively, and for the years ended December 31, 1996, 1995 and 1994 was $48,000, $41,000, and $26,000, respectively. In July, 1995, the Bank completed a secondary stock offering, whereby the ESOP purchased an additional 42,000 shares of

                   FIRST SAVINGS BANK SLA, AND SUBSIDIARIES common stock at $13 per share, totaling $546,000. The funds to purchase the shares were obtained from the parent company. The maturity date of the loan is September 30, 2005. The borrowing is secured by 80,102 shares of the Bank's common stock (as restated for the 10% stock dividend declared on September 24, 1997).

(12) INCOME TAXES

  Under tax law that existed prior to 1996, the Bank was generally allowed a special bad debt deduction in determining income for tax purposes. The deduction was based on either a specified experience formula or a percentage of taxable income before such deduction. The percentage of taxable income method was used in preparing the income tax returns for 1995 and 1994. Legislation was enacted in August 1996, which repealed for tax purposes the percentage of taxable income bad debt reserve method. As a result, the Bank must instead use the direct charge-off method to compute its bad debt deduction. The legislation also requires the Bank to recapture its post-1987 net additions to the tax bad debt reserves. The Bank has previously provided for this liability in the financial statements. The Bank's federal tax returns have been audited through December 31, 1984.

  Retained earnings at September 30, 1997 and December 31, 1996 includes approximately $12.7 million for which no provision for income tax has been made. This amount represents an allocation of income to bad debt deductions for tax purposes only. Events that would result in taxation of these reserves include failure to qualify as a bank for tax purposes, distributions in complete or partial liquidation, stock redemptions and excess distributions to shareholders. At September 30, 1997 and December 31, 1996, the Bank had an unrecognized tax liability of $4.6 million with respect to this reserve.

  Income tax expense applicable to income for the periods ended September 30, 1997 and 1996, and for the years ended December 31, 1996, 1995 and 1994, consists of the following (in thousands):

                                         SEPTEMBER 30,        DECEMBER 31,
                                         ---------------  ---------------------
                                          1997    1996     1996    1995   1994
                                         ------  -------  ------  ------ ------
   Federal:
     Current............................ $4,159  $ 3,854  $3,183  $3,671 $4,624
     Deferred...........................   (501)  (2,595)   (603)    545   (114)
                                         ------  -------  ------  ------ ------
                                          3,658    1,259   2,580   4,216  4,510
   State:
     Current............................    376      346     282     365    409
     Deferred...........................    (44)    (229)    (53)     30     (7)
                                         ------  -------  ------  ------ ------
                                            332      117     229     395    402
                                         ------  -------  ------  ------ ------
                                         $3,990  $ 1,376  $2,809  $4,611 $4,912
                                         ======  =======  ======  ====== ======

                   FIRST SAVINGS BANK SLA, AND SUBSIDIARIES

  A reconciliation between the effective income tax expense and the amount computed by multiplying the applicable statutory federal income tax rate for the periods ended September 30, 1997 and 1996, and for the years ended December 31, 1996, 1995 and 1994, is as follows (in thousands):

                                     SEPTEMBER 30,         DECEMBER 31,
                                     ---------------  ------------------------
                                      1997     1996    1996    1995     1994
                                     -------  ------  ------  -------  -------
   Income before income taxes......  $10,750  $3,740  $7,519  $12,913  $13,187
   Applicable statutory federal tax
    rate...........................       35%     35%     35%      35%      35%
                                     -------  ------  ------  -------  -------
   Computed "expected" federal
    income tax expense.............    3,763   1,309   2,632    4,520    4,615
   Increase in federal income tax
    expense resulting from:
     State income taxes, net of
      federal benefit..............      216      76     151      257      261
     Other items, net..............       11      (9)     26     (166)      36
                                     -------  ------  ------  -------  -------
                                     $ 3,990  $1,376  $2,809  $ 4,611  $ 4,912
                                     =======  ======  ======  =======  =======
   Effective tax rate..............     37.1%   36.8%   37.4%    35.7%    37.2%
                                     =======  ======  ======  =======  =======

  The tax effects of temporary differences that give rise to a significant portion of deferred tax assets and liabilities at September 30, 1997, December 31, 1996 and 1995, are as follows (in thousands):

                                                                 DECEMBER 31,
                                                   SEPTEMBER 30, -------------
                                                       1997       1996   1995
                                                   ------------- ------ ------
   DEFERRED TAX ASSETS:
   Provision for loan losses--book................    $2,231     $1,980 $1,984
   Postretirement benefits........................       376        350    293
   Cash to accrual adjustment.....................       --           1    164
   Excess pension expense.........................       448        670    204
   Deferred directors' fees.......................        87         63     20
   Unrealized loss on securities available for
    sale..........................................       --           2    --
   Excess of cost over fair value of net assets
    acquired......................................       479        --     --
   Other..........................................        87          2      8
                                                      ------     ------ ------
     Total gross deferred tax assets (included in
      Other Assets)...............................     3,708      3,068  2,673
                                                      ------     ------ ------
   DEFERRED TAX LIABILITIES:
   Provision for loan losses--tax.................     1,161      1,161  1,136
   Unrealized gain on securities available for
    sale..........................................       109        --      94
   Tax depreciation less than book depreciation...         2        179    148
   Excess sum-of-year discount over straight
    line..........................................       215         90    181
   Amortization of core deposit premium...........       --          55     93
   Net mortgage premium accretion.................        66         66     85
   Prepaid expense................................        16        --     171
   Deferred points................................       152        --     --
   Other..........................................        36        --     --
                                                      ------     ------ ------
     Total gross deferred tax liabilities
      (included in Other Liabilities).............     1,757      1,551  1,908
                                                      ------     ------ ------
   Net deferred tax asset.........................    $1,951     $1,517 $  765
                                                      ======     ====== ======

                   FIRST SAVINGS BANK SLA, AND SUBSIDIARIES

  Management has determined that it is more likely than not that it will realize the deferred tax assets based upon the nature and timing of the items listed above. There can be no assurances, however, that there will be no significant differences in the future between taxable income and pre-tax book income if circumstances change. In order to fully realize the net deferred tax asset, the Bank will need to generate future taxable income. Management has projected that the Bank will generate sufficient taxable income to utilize the net deferred tax asset, however, there can be no assurance as to such levels of taxable income generated.

  Included in Stockholders' Equity are income tax expenses (benefits) attributable to net unrealized gains (losses) on securities available for sale in the amounts of $109,000 for the nine months ended September 30, 1997 and $(2,000) and $94,000 for the years ended December 31, 1996 and 1995, respectively.

(13) EMPLOYEE BENEFIT PLANS

  The Bank is a participant in the Financial Institutions Retirement Fund, a multi-employer defined benefit plan. All employees who attain the age of 21 years and complete one year of service are eligible to participate in this plan. Retirement benefits are based upon a formula utilizing years of service and average compensation, as defined. Participants are vested 100% upon the completion of five years of service. Pension expense was $143,000, $240,000, $320,000, $330,000 and $330,000 for the nine months ended September 30, 1997 and 1996, and for the years ended December 31, 1996, 1995 and 1994, respectively.

  Financial Institutions Retirement Fund does not segregate its assets, liabilities or costs by participating employer. Therefore, disclosure of the accumulated benefit obligations, plan assets and the components of annual pension expense attributable to the Bank cannot be ascertained.

  The Bank has a Supplemental Executive Retirement Plan ("SERP"), which provides a post-employment supplemental retirement benefit equal to seventy-five percent of the participant's base salary during the twelve months prior to retirement less the amount of the participant's Pension Plan Annual Benefit and primary Social Security Benefit due at the participant's normal retirement age. The SERP is non-qualified employee benefit plan. SERP expenses due to normal accruals were $635,000 and $488,000 for the periods ended September 30, 1997 and 1996, respectively, and $550,000, $200,000, and $72,000 for the years ended December 31, 1996, 1995 and 1994, respectively. Due to the sudden death of the Bank's President, an additional one-time expense of $600,000 was incurred in 1996 to fund the related SERP liability.

  The Bank also maintains an incentive savings plan for eligible employees. Employees may make contributions to the plan of 2% to 12% of their compensation. For the first 6% of the employee's contribution, the Bank will contribute 50% of that amount to the employee's account. At the end of the plan year, the Bank may make an additional contribution to the plan. The contributions under this plan were $98,000 and $106,000 for the periods ended September 30, 1997 and 1996, respectively, and $135,000, $119,000 and $107,000, for the years ended December 31, 1996, 1995 and 1994, respectively.

 Postretirement Benefits

  The Bank accounts for postretirement benefits in accordance with SFAS 106. The expense for the periods ended September 30, 1997 and 1996 were $70,000 and $63,000, respectively, and for the years ended December 31, 1996 and 1994 was $157,000 and $3,000, respectively. There was no expense for the year ended December 31, 1995. The accumulated postretirement benefit obligation for fully eligible active plan participants and retirees was $1.0 million, $948,000 and $791,000 as of September 30, 1997, December 31, 1996 and 1995, respectively. The plan is unfunded as of September 30, 1997, and the obligation is included in Other liabilities as an accrued postretirement benefit cost.

                   FIRST SAVINGS BANK SLA, AND SUBSIDIARIES

  The following assumptions were used in determining the accumulated postretirement benefit obligation for 1997, 1996 and 1995, respectively: a discount rate of 8.0% and a health care cost rate of 5.0% per year for 1997, a discount rate of 8.0% and a health care cost trend rate of 5.0% grading down to 0.0% per year for 1996, and a discount rate of 8.0% and a health care cost trend rate of 7.5% grading down to 5.0% at 0.5% per year for 1995. As the plan is currently unfunded, no assumption was needed as to the long-term rate of return on assets.

 Bank Recognition And Retention Plan And Trust

  In 1992, the Bank adopted a Recognition and Retention Plan and Trust (RRP) for the benefit of directors, officers and key employees of the Bank. During 1995, the Board of Directors amended the RRP in order to increase the number of shares available for grants under the plan by 21,780 shares (adjusted for the 10% stock dividend declared on September 24, 1997), as approved by the OTS and stockholders.

  Under the RRP, awards are granted in the form of shares of common stock held by the RRP, and are payable over a three year period at a rate of 33.3% per year, commencing on the date of the award grant. The market value of shares issued and granted under the RRP in August and November, 1996 was $310,000. Amortization of the RRP for the nine month period ended September 30, 1997 and for the year ended December 31, 1996 was $78,000 and $24,000, respectively.

 Employee Stock Ownership Plan

  On July 10, 1992, the Bank established an ESOP for eligible employees who have completed a twelve-month period of employment with the Bank. The ESOP acquired 70,000 shares of common stock. On July 11, 1995, the Bank completed a secondary offering of common stock, and the ESOP purchased 42,000 shares of common stock at $13.00 per share. Funds for the purchase of the additional shares were borrowed from the Bank's parent. Shares purchased by the ESOP are held by a trustee for allocation among participants as the loan is repaid. The Bank, at its discretion, contributes funds, in cash, to pay principal and interest on the ESOP loan. The number of shares of common stock released each year is proportional to the amount of principal and interest repaid on the loan for the year. The Bank recognizes compensation expense when debt payments are made.

  The Bank accounts for the allocation of ESOP shares purchased prior to 1995 at their original issue price. The Bank accounts for the shares purchased in the secondary offering in accordance with American Institute of Certified Public Accountants ("AICPA") Statement of Position ("SOP") 93-6. Those shares have a fair value of $1.8 million at September 30, 1997. The ESOP allocated 21,962, 29,282, 26,620 and 26,620 shares for the period ended September 30, 1997 and the years ended December 31, 1996, 1995 and 1994, respectively, inclusive of four 10% stock dividends, and a 2-for-1 stock split. The compensation expense for payments made to the ESOP totaled $50,000 and $50,000 for the periods ended September 30, 1997 and 1996, respectively, and $75,000, $75,000 and $100,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

Stock Option Plans

  The Bank maintains stock option plans ("the Plans") for the benefit of directors, officers, and other key employees of the Bank. Options granted under the Plans are exercisable over a period not to exceed ten years from the date of grant. Under the Plans, the exercise price of each option equals the market price of the Bank's stock on the date of grant. During 1995, the Board of Directors amended the Plans, in conjunction with the secondary offering, to increase the number of shares available for grants by 60,000 shares, as approved by the OTS and stockholders. The following table summarizes the options granted and exercised under the Plans during

                   FIRST SAVINGS BANK SLA, AND SUBSIDIARIES the periods indicated and their respective weighted average exercise price (rounded to the nearest tenth decimal place), reflective of four 10% stock dividends and a 2-for-1 stock split:

                             SEPTEMBER 30, 1997    DECEMBER 31, 1996   DECEMBER 31, 1995    DECEMBER 31, 1994
                             ----------------------------------------- -------------------- --------------------
                                         WEIGHTED            WEIGHTED             WEIGHTED             WEIGHTED
                              NUMBER      AVERAGE   NUMBER    AVERAGE   NUMBER     AVERAGE   NUMBER     AVERAGE
                                OF       EXERCISE     OF     EXERCISE     OF      EXERCISE     OF      EXERCISE
                              SHARES       PRICE    SHARES     PRICE    SHARES      PRICE    SHARES      PRICE
                             ----------  ------------------  --------- ---------  --------- ---------  ---------
   Outstanding at beginning
    of period..............     271,958   $  6.306  209,627  $  3.413    218,451   $  3.413   247,366   $  3.413
   Granted.................         --         --    72,600    14.245        --         --        --         --
   Exercised...............    (119,774)     3.413  (10,269)    3.413     (8,824)     3.413   (28,915)     3.413
                             ----------   -------- --------  --------  ---------   -------- ---------   --------
   Outstanding at end of
    period.................     152,184   $  8.582  271,958  $  6.306    209,627   $  3.413   218,451   $  3.413
                             ==========   ======== ========  ========  =========   ======== =========   ========
   Options exercisable at
    end of period..........      86,844             199,356              180,343              159,884
                             ==========            ========            =========            =========
   Weighted average fair
    value of options
    granted during the pe-
    riod...................                    --            $ 14.103                   --                   --
                                          ========           ========              ========             ========

  The following table summarizes information about the stock options outstanding at September 30, 1997, and December 31, 1996, as adjusted for the effect of stock dividends:

                          AT SEPTEMBER 30, 1997
   ---------------------------------------------------------------------
                 OPTIONS OUTSTANDING                OPTIONS EXERCISABLE
   ---------------------------------------------------------------------
                                WEIGHTED
                                 AVERAGE             NUMBER OF
                                REMAINING  WEIGHTED   SHARES    WEIGHTED
      RANGE OF      NUMBER OF  CONTRACTUAL AVERAGE  EXERCISABLE AVERAGE
      EXERCISE       SHARES      LIFE IN   EXERCISE  AT PERIOD  EXERCISE
       PRICES      OUTSTANDING    YEARS     PRICE       END      PRICE
    -------------  ----------- ----------- -------- ----------- --------
   $        3.413     79,584       4.6     $ 3.413    79,584    $ 3.413
    13.017-14.773     72,600       9.0      14.245     7,260     13.017
   --------------    -------       ---     -------    ------    -------
   $ 3.413-14.773    152,184       6.7     $ 8.582    86,844    $ 4.216
   ==============    =======       ===     =======    ======    =======

                           AT DECEMBER 31, 1996
   ---------------------------------------------------------------------
                 OPTIONS OUTSTANDING                OPTIONS EXERCISABLE
   ---------------------------------------------------------------------
                                WEIGHTED
                                 AVERAGE             NUMBER OF
                                REMAINING  WEIGHTED   SHARES    WEIGHTED
      RANGE OF      NUMBER OF  CONTRACTUAL AVERAGE  EXERCISABLE AVERAGE
      EXERCISE       SHARES      LIFE IN   EXERCISE  AT PERIOD  EXERCISE
       PRICES      OUTSTANDING    YEARS     PRICE       END      PRICE
    -------------  ----------- ----------- -------- ----------- --------
   $        3.413    199,358       5.5     $ 3.413    199,356    $3.413
    13.017-14.773     72,600       9.8      14.245        --        --
   --------------    -------       ---     -------    -------    ------
   $ 3.413-14.773    271,958       6.7     $ 6.305    199,356    $3.413
   ==============    =======       ===     =======    =======    ======

                   FIRST SAVINGS BANK SLA, AND SUBSIDIARIES

  The Bank applies APB 25 in accounting for the Plans. Consistent with SFAS 123, if compensation cost for the Plans was included, the Bank's net income and earnings per share would have been reduced to the pro forma amounts indicated below (as restated for the 10% stock dividend declared on September 24, 1997). There were no options granted in 1997 (in thousands, except per share data):

                                         AT SEPTEMBER 30,    AT DECEMBER 31,
                                         ----------------- --------------------
                                           1997     1996    1996   1995   1994
                                         -------- -------- ------ ------ ------
   Net Income:
     As Reported.......................  $  6,760 $  2,364 $4,710 $8,302 $8,275
     Pro forma.........................     6,760    2,364  4,649  8,302  8,275
   Earnings per share:
     Basic earnings per share..........      0.86     0.31   0.60   1.06   1.06
     Diluted earnings per share........      0.83     0.30   0.59   1.04   1.03
     Pro forma basic earnings per
      share............................      0.86     0.31   0.59   1.06   1.06
     Weighted average fair value of
      options granted during the year..       --       --    4.38    --     --

  The fair value of stock options (or their equivalents) granted by the Bank was estimated through the use of the Black-Scholes option-pricing model that takes into account the following factors as of the grant dates: the exercise price and expected life of the option, the market price of the underlying stock at the grant date and its expected volatility, and the risk-free interest rate for the expected term of the option. In deriving the fair value of a stock option, the stock price at the grant date is reduced by the value of the dividends to be paid during the life of the option. The following assumptions were used for grants in 1996: dividend yield of 2.50%, an expected volatility of 28.6% and a risk-free interest rate of 6.05%. There were no options granted in 1997, 1995 and 1994 that required disclosure in accordance with SFAS 123. The effects of applying SFAS 123 on the pro forma net income may not be representative of the effects on pro forma net income for future years.

(14) COMMITMENTS AND CONTINGENCIES

 Commitments

  Financial Transactions With Off-Balance-Sheet Risk And Concentrations Of
Credit

  The Bank, in the normal course of conducting its business, extends credit to meet the financing needs of its customers through commitments and letters of credit.

                   FIRST SAVINGS BANK SLA, AND SUBSIDIARIES

  The following commitments and contingent liabilities existed at September 30, 1997, December 31, 1996 and 1995, which are not reflected in the accompanying consolidated financial statements (in thousands):

                                                                DECEMBER 31,
                                                               ----------------
                                            SEPTEMBER 30, 1997  1996     1995
                                            ------------------ -------  -------
   Origination of Mortgage Loans:
     Fixed rate...........................       $ 8,809       $ 6,477  $ 6,168
     Variable rate........................        14,505        22,813    3,583
     Purchase of mortgage loans--variable
      rate................................         2,428         2,773    6,393
     Undisbursed home equity credit
      lines...............................        14,333        15,210   14,575
     Purchase of investment and mortgage-
      backed..............................        16,936        21,268    4,000
     Undisbursed construction credit
      lines...............................        26,214        12,243    3,800
     Undisbursed consumer lines of
      credit..............................         1,544           --       --
     Participations in Thrift Institutions
      Community Investment Corp. of New
      Jersey .............................           100           650    2,300
     Unused credit card lines.............           911           964      966
     Standby letters of credit............         2,143         1,322      977
     Sale of mortgage-backed securities...           --        (21,364)     --

  These instruments involve elements of credit and interest rate risk in excess of the amount recognized in the consolidated financial statements. The Bank uses the same credit policies and collateral requirements in making commitments and conditional obligations as it does for on-balance-sheet loans. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained is based on management's credit evaluation of the borrower.

  The Bank grants one- to four-family first mortgage real estate loans, multi-family, and nonresidential first mortgage real estate loans to borrowers throughout New Jersey. Its borrowers' abilities to repay their obligations are dependent upon various factors, including the borrowers' income and net worth, cash flows generated by the underlying collateral, value of the underlying collateral and priority of the Bank's lien on the property. Such factors are dependent upon various economic conditions and individual circumstances beyond the Bank's control; the Bank is therefore subject to risk of loss. The Bank believes its lending policies and procedures adequately minimize the potential exposure to such risks and that adequate provisions for loan losses are provided for all known and inherent risks. Collateral and/or guarantees are required for virtually all loans. Interest rates on the $8.8 million of fixed-rate mortgage loans committed as of September 30, 1997 ranged from 6.375% to 7.875%.

  Lease Obligations

  At September 30, 1997, and December 31, 1996, the Bank was obligated under noncancellable operating leases for premises and equipment. Rental expense under these leases aggregated approximately $518,000 and $536,000 for the nine months ended September 30, 1997 and 1996, respectively, and $711,000, $714,000 and $644,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

                   FIRST SAVINGS BANK SLA, AND SUBSIDIARIES

  The projected minimum rental commitments are as follows (in thousands):

                                                      SEPTEMBER 30, DECEMBER 31,
                                                          1997          1996
                                                      ------------- ------------
   1997..............................................    $  115        $  420
   1998..............................................       336           273
   1999..............................................       336           273
   2000..............................................       197           140
   2001..............................................       123            70
   Thereafter........................................       205           155
                                                         ------        ------
                                                         $1,312        $1,331
                                                         ======        ======

 Contingencies

  The Bank is a defendant in certain claims and legal actions arising in the ordinary course of business. Management is of the opinion that the ultimate disposition of these matters will not have a material adverse effect on the Bank's consolidated financial condition or results of operations.

(15) SPECIAL SAIF ASSESSMENT

  The Deposit Insurance Funds Act of 1996 (the "Act") was signed into law on September 30, 1996. Among other things, the Act required depository institutions to pay a one-time special assessment of 65.7 basis points on their SAIF (Savings Association Insurance Fund)-assessable deposits, in order to recapitalize the SAIF to the reserve level required by law. The Bank's financial statements for the period ended September 30, 1996 and year ended December 31, 1996 reflect a charge of $5.2 million for this special SAIF assessment. As a result of the Act, the Bank's annual SAIF insurance premium has been reduced to 6.4 basis points. In addition to this special SAIF assessment, the Bank paid federal deposit insurance premiums of $285,000 and $1.4 million in for the nine months ended September 30, 1997, and 1996, respectively and $1.9 million, $1.7 million and $1.6 million for the years ended December 31, 1997, 1996 and 1995, respectively.

(16) RECENT ACCOUNTING PRONOUNCEMENTS

  In June, 1996, the FASB issued SFAS 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishment of liabilities. These standards are based on a consistent application of a financial components approach that focuses on control. Under this approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. SFAS 125 is effective for transfers that occur after December 31, 1996 and will be applied prospectively except for certain provisions that were deferred until January 1, 1998, by Statement 127 "Deferral of the Effective date of Certain Provisions of FASB No. 125" issued in December 1996. The adoption of SFAS 125 did not have a material effect on the Bank's financial position or results of operations.

  In February 1997, the FASB issued Statement 128, "Earnings Per Share." SFAS 128 supersedes APB Opinion No. 15, "Earnings per Share" and specifies the computation, presentation and disclosure requirements for earnings per share
(EPS) for entities with publicly held common stock or potential common stock. SFAS 128 replaces Primary EPS and Fully Diluted EPS with Basic EPS and Diluted EPS, respectively. SFAS 128 requires dual presentation of Basic and Diluted EPS on the face of the income statement for entities with complex capital structures and a reconciliation of information utilized to calculate Basic EPS to that used to calculate Fully

                   FIRST SAVINGS BANK SLA, AND SUBSIDIARIES

Diluted EPS. SFAS 128 is effective for financial statement periods ending after December 15, 1997. Earlier application is not permitted. The Bank adopted FASB 128 on December 31, 1997. All earnings per share data for prior periods have been restated to conform to the provisions of FASB 128.

  In June 1997, the FASB issued SFAS 130, "Reporting Comprehensive Income." SFAS 130 established standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Under SFAS 130, comprehensive income is divided into net income and other comprehensive income. Other comprehensive income includes items previously recorded directly in equity, such as unrealized gains or losses on securities available for sale. SFAS 130 is effective for interim periods and annual periods beginning after December 15, 1997. Comparative financial statements for earlier period are required to be reclassified to reflect application of the provisions of SFAS 130. The Bank has not determined the impact, if any, SFAS 130 will have on the Bank's financial statement presentation.

  In June 1997, the FASB issued SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS 131 establishes standards for the way public business enterprises are to report information about operating segments in annual financial statements and requires those enterprises to report selected financial information about operating segments in interim financial reports to shareholders. SFAS 131 is effective for financial statements for periods beginning after December 15, 1997. The Bank has not determined the impact, if any, SFAS 131 will have on the Bank's financial statement presentation.

(17) FAIR VALUE OF FINANCIAL INSTRUMENTS

  The following fair value estimates, methods and assumptions were used to measure the fair value of each class of financial instrument for which it is practical to estimate that value.

 Cash and Cash Equivalents

  For such short-term investments, the carrying amount was considered to be a reasonable estimate of fair value.

 Federal Home Loan Bank-NY Stock

  Federal Home Loan Bank-NY stock is valued at cost.

 Investment and Mortgage-Backed Securities

  For investment and mortgage-backed securities, fair values were based on quoted market prices or dealer quotes. If a quoted market price was not available, fair values were estimated using quoted market prices for similar securities.

 Loans Receivable, Net

  Fair values were estimated for portfolios of performing and nonperforming loans with similar financial characteristics. For certain analogous categories of loans, such as residential mortgages, home equity loans, non-residential mortgages, and consumer loans, fair value was estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other performing loan types was estimated by discounting the future cash flows using market discount rates that reflect the credit, collateral, and interest rate risk inherent in the loan.

 Deposits

  The fair value of demand deposits, savings deposits and money market accounts were the amounts payable on demand at September 30, 1997, December 31, 1996 and 1995. The fair values of certificates of deposit were based on the discounted value of contractual cash flows. The discount rate was estimated utilizing the rate currently offered for deposits of similar remaining maturities.

                   FIRST SAVINGS BANK SLA, AND SUBSIDIARIES

 Borrowed Funds

  For short-term borrowings, the carrying amount was considered to be a reasonable estimate of fair value. For long-term borrowings, the fair value was based upon the discounted value of the cash flows. The discount rates utilized were based on rates currently available with similar terms and maturities.

 Off-Balance Sheet Instruments

  For commitments to extend credit and letters of credit, the fair value would approximate fees currently charged to enter into similar agreements.

  The estimated fair values of the Bank's financial instruments at September 30, 1997, December 31, 1996 and December 31, 1995, were as follows (in thousands):

                            SEPTEMBER 30, 1997  DECEMBER 31, 1996 DECEMBER 31, 1995
                            ------------------- ----------------- -----------------
                              BOOK      FAIR      BOOK     FAIR     BOOK     FAIR
                              VALUE     VALUE    VALUE    VALUE    VALUE    VALUE
                            --------- --------- -------- -------- -------- --------
   FINANCIAL ASSETS:
     Cash and cash equiva-
      lents................ $  23,798 $  23,798 $  9,042 $  9,042 $ 26,549 $ 26,549
     FHLB-NY stock.........     8,045     8,045    7,428    7,428    6,276    6,276
     Investment securi-
      ties.................    40,959    41,108   38,955   38,980   39,003   39,617
     Investment securities
      available for sale...    18,024    18,024   14,831   14,831    2,058    2,058
     Mortgage-backed
      securities...........   228,158   231,667  252,383  255,052  288,143  291,689
     Mortgage-backed secu-
      rities available for
      sale.................   122,371   122,371  120,797  120,797   89,339   89,339
     Loans receivable,
      net..................   567,197   586,475  509,627  514,084  457,756  470,269
     Loans available for
      sale.................       --        --       287      290      424      428
   FINANCIAL LIABILITIES:
     Deposits..............   809,449   810,060  794,595  795,545  806,338  808,639
     Borrowed funds........   124,465   124,172   88,640   88,648   39,496   39,671
   OFF-BALANCE SHEET IN-
    STRUMENTS:
     Loan commitments......                 138      --       393      --        39
     Standby letters of
      credit...............       --         21      --        13      --        10
                            ========= ========= ======== ======== ======== ========

 Limitations:

  The foregoing fair value estimates were made at September 30, 1997, December 31, 1996 and 1995, based on pertinent market data and relevant information on the financial instrument. These estimates do not include any premium or discount that could result from an offer to sell, at one time, the Bank's entire holdings of a particular financial instrument or category thereof. Since no market exists for a substantial portion of the Bank's financial instruments, fair value estimates were necessarily based on judgments with respect to future expected loss experience, current economic conditions, risk assessments of various financial instruments involving a myriad of individual borrowers, and other factors. Given the innately subjective nature of these estimates, the uncertainties surrounding them and the matters of significant judgment that must be applied, these fair value estimations cannot be calculated with precision. Modifications in such assumptions could meaningfully alter these estimates.

                   FIRST SAVINGS BANK SLA, AND SUBSIDIARIES

  Since these fair value approximations were made solely for on- and off-balance sheet financial instruments at September 30, 1997, December 31, 1996 and 1995, no attempt was made to estimate the value of anticipated future business of the value of nonfinancial statement assets and liabilities. Other important elements which are not deemed to be financial assets or liabilities include the value of the Bank's retail branch delivery system, its existing core deposit base, premises and equipment, and goodwill. Further, certain tax implications related to the realization of the unrealized gains and losses could have a substantial impact on these fair value estimates and have not been incorporated into any of the estimates.

(18) QUARTERLY FINANCIAL DATA (UNAUDITED)

  The following table contains quarterly financial data for the nine months ended September 30, 1997 and years ended December 31, 1996 and 1995 (dollars in thousands, except per share data, which includes four 10% stock dividends and a 2-for-1 stock split):

                                               FIRST  SECOND   THIRD
   NINE MONTHS ENDED SEPTEMBER 30, 1997       QUARTER QUARTER QUARTER
   ------------------------------------       ------- ------- -------
   Interest income........................... $17,791 $18,263 $18,582
   Interest expense..........................   9,828  10,262  10,501
                                              ------- ------- -------
   Net interest income before provision for
    loan losses..............................   7,963   8,001   8,081
   Provision for loan losses.................     300     300     300
                                              ------- ------- -------
   Net interest income after provision for
    loan losses..............................   7,663   7,701   7,781
   Other operating income....................     525     526   1,135
   Operating expenses........................   4,124   4,417   6,040
                                              ------- ------- -------
   Income before income tax expense..........   4,064   3,810   2,876
   Income tax expense........................   1,563   1,356   1,071
                                              ------- ------- -------
   Net income................................ $ 2,501 $ 2,454 $ 1,805
                                              ======= ======= =======
   Basic earnings per share.................. $  0.32 $  0.31 $  0.23
                                              ======= ======= =======
   Diluted earnings per share................ $  0.31 $  0.30 $  0.22
                                              ======= ======= =======
                                               FIRST  SECOND   THIRD   FOURTH
   YEAR ENDED DECEMBER 31, 1996               QUARTER QUARTER QUARTER  QUARTER
   ----------------------------               ------- ------- -------  -------
   Interest income........................... $16,788 $16,811 $16,900  $17,540
   Interest expense..........................   9,227   9,168   9,249    9,620
                                              ------- ------- -------  -------
   Net interest income before provision for
    losses...................................   7,561   7,643   7,651    7,920
   Provision for loan losses.................     100     125     150      175
                                              ------- ------- -------  -------
   Net interest income after provision for
    loan losses..............................   7,461   7,518   7,501    7,745
   Other operating income....................     485     395     502      613
   Operating expenses........................   4,510   5,218  10,394    4,579
                                              ------- ------- -------  -------
   Income (loss) before income tax expense
    (benefit)................................   3,436   2,695  (2,391)   3,779
   Income tax expense (benefit)..............   1,244   1,005    (873)   1,433
                                              ------- ------- -------  -------
   Net income (loss)......................... $ 2,192 $ 1,690 $(1,518) $ 2,346
                                              ======= ======= =======  =======
   Basic earnings per share.................. $  0.28 $  0.22 $ (0.19) $  0.30
                                              ======= ======= =======  =======
   Diluted earnings per share................ $  0.31 $  0.27 $ (0.19) $  0.29
                                              ======= ======= =======  =======

                   FIRST SAVINGS BANK SLA, AND SUBSIDIARIES

                                                FIRST  SECOND   THIRD  FOURTH
   YEAR ENDED DECEMBER 31, 1995                QUARTER QUARTER QUARTER QUARTER
   ----------------------------                ------- ------- ------- -------
   Interest income............................ $15,111 $15,983 $16,635 $16,844
   Interest expense...........................   7,865   8,970   9,407   9,449
                                               ------- ------- ------- -------
   Net interest income before provision for
    loan losses...............................   7,246   7,013   7,228   7,395
   Provision for loan losses..................      75      75      75      85
                                               ------- ------- ------- -------
   Net interest income after provision for
    loan losses...............................   7,171   6,938   7,153   7,310
   Other operating income.....................     713     652     286     520
   Operating expenses.........................   4,397   4,589   4,422   4,422
                                               ------- ------- ------- -------
   Income before income tax expense...........   3,487   3,001   3,017   3,408
   Income tax expense.........................   1,098   1,252   1,003   1,258
                                               ------- ------- ------- -------
   Net income................................. $ 2,389 $ 1,749 $ 2,014 $ 2,150
                                               ======= ======= ======= =======
   Basic earnings per share................... $  0.31 $  0.22 $  0.26 $  0.27
                                               ======= ======= ======= =======
   Diluted earnings per share................. $  0.30 $  0.22 $  0.25 $  0.27
                                               ======= ======= ======= =======

(19) SUBSEQUENT EVENT

  The Bank adopted Statement of Financial Accounting Standards No. 128 "Earnings Per Share" ("FASB 128") on December 31, 1997. All earnings per share data for prior periods have been restated to conform to the provision of FASB 128.

                            GRAPHICS APPENDIX LIST

PAGE WHERE
GRAPHIC
APPEARS                     DESCRIPTION OF GRAPHIC OR CROSS REFERENCE
--------------------------------------------------------------------------------

   4                              [MAP APPEARS HERE]

                            *  CORPORATE HEADQUARTERS:
                                    Woodbridge
                                    1000 Woodbridge Center Drive

                            .  BRANCH OFFICES:
                                  . Edison
                                    980 Amboy Avenue
                                    2100 Oak Tree Road

                                  . Fanwood
                                    206 South Avenue

                                  . Fords
                                    33 Lafayette Road

                                  . Hazlet
                                    Rte. 35 & Bethany Road

                                  . Hopelawn
                                    101 New Brunswick Avenue

                                  . Iselin
                                    1220 Green Street

                                  . Metuchen
                                    599 Middlesex Avenue

                                  . Middletown
                                    1580 Rte. 35 South

                                  . Milltown
                                    97 North Main Street

                                  . Old Bridge
                                    Rte. 9 & Ticetown Road

                                  . Perth Amboy
                                    339 State Street

                                  . Piscataway
                                    100 Stelton Road

                                  . Woodbridge
                                    325 Amboy Avenue
                                    Rte. 1 & St. Georges Avenue
                                    1000 Woodbridge Center Drive

                                    LOAN DEPARTMENT:
                                    1000 Woodbridge Center Drive
                                    Woodbridge

                                                                First
                                                                Savings
                               ________________________________ Bank, SLA

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY IN-FORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN AS CONTAINED IN THIS PRO-SPECTUS IN CONNECTION WITH THE OFFERING MADE HEREBY, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY FIRST SOURCE BANCORP, INC., THE BANK OR SANDLER O'NEILL. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURIS-DICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JU-RISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF FIRST SOURCE BANCORP, INC. OR THE BANK SINCE ANY OF THE DATES AS OF WHICH INFORMATION IS FURNISHED HEREIN OR SINCE THE DATE HERE-OF.

                               ----------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Summary..................................................................   5
Selected Financial and Other Data........................................  16
Risk Factors.............................................................  23
First Source Bancorp, Inc................................................  28
First Savings Bancshares, MHC............................................  28
First Savings Bank, SLA..................................................  29
Regulatory Capital Compliance............................................  30
Use of Proceeds..........................................................  31
Dividend Policy..........................................................  33
Market for the Common Stock..............................................  35
Capitalization...........................................................  36
Pro Forma Data...........................................................  38
First Savings Bank, SLA and Subsidiaries.................................  43
Consolidated Statements of Income........................................  43
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  44
Business of the Bank.....................................................  60
Federal and State Taxation...............................................  81
Regulation...............................................................  83
Management of the Company................................................  90
Management of the Bank...................................................  91
Beneficial Ownership of Capital Stock.................................... 104
The Conversion and Reorganization........................................ 106
Comparison of Stockholders' Rights....................................... 126
Restrictions on Acquisition of the Company and the Bank.................. 131
Description of Capital Stock of the Company.............................. 136
Description of Capital Stock of the Bank................................. 137
Transfer Agent and Registrar............................................. 138
Experts.................................................................. 138
Legal and Tax Opinions................................................... 138
Additional Information................................................... 139
Index of Consolidated Financial Statements............................... F-1

                               ----------------

  UNTIL MARCH 22, 1998 OR 25 DAYS AFTER COMMENCEMENT OF THE SYNDICATED COMMU-NITY OFFERING, IF ANY, WHICHEVER IS LATER, ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBU-TION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OB-LIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

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                               14,391,900 SHARES


                                     LOGO
                                     First
                                    Source
                                 Bancorp, Inc.

            (PROPOSED HOLDING COMPANY FOR FIRST SAVINGS BANK, SLA)

                                 COMMON STOCK

                             --------------------
                                  PROSPECTUS
                             --------------------

                               FEBRUARY 11, 1998

                       Sandler O'Neill & Partners, L.P.

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